14/9

05013680

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Psivon Limited

*CURRENT ADDRESS Level 1
82 Waterloo Road
North Ryde NSW 2113
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 27 2006
THOMSON
FINANCIAL

FILE NO. 82- 34945 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: BBS

DAT : 1/27/06

RECEIVED
2005 DEC 19 P 1:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

EXHIBIT A

Information and documents made public, distributed to security holders of Psiron or filed with the ASX or the ASIC since July 1, 2004

Date	Document	Tab
December 12, 2005	Extension of Closing Date for Share Purchase Plan	1
December 7, 2005	Change of Director's Interest Notice	2
November 28, 2005	Berlin-Bremen Stock Exchange	3
November 25, 2005	New Clinical Trial Milestone Reached	4
November 22, 2005	Results of Meeting	5
November 22, 2005	Chairman's Address to AGM	6
November 15, 2005	Share Purchase Plan	7
November 10, 2005	New York Presentation	8
November 9, 2005	Reminder of webcast presentation	9
November 8, 2005	BGN: BresaGen to expand into Mammalian cell derived products	10
November 2, 2005	Psiron to present in New York	11
October 31, 2005	Psiron in North America	12
October 28, 2005	Annual Report	13
October 26, 2005	Shareholder Newsletter	14
October 26, 2005	GMP Manufacturing Facility	15
October 24, 2005	Notice of Annual General Meeting	16
October 24, 2005	Proxy Form	17
October 21, 2005	Commitments Test Entity – First Quarter Repo	18
October 13, 2005	Investor presentation	19
September 30, 2005	Appendix 3B	20
September 19, 2005	Company Update	21
September 12, 2005	Appendix 4E and Annual Report	22
September 12, 2005	Placement	23
August 26, 2005	Additional cancer research milestones achieved	24
August 9, 2005	Clinical Trial Results for Sorafin AD in atopic dermatitis	25
August 2, 2005	Appendix 3B	26
July 28, 2005	Commitments Test Entity – Fourth Quarter Report	27

Date	Document	Tab
July 1, 2005	Change of Director's Interest Notice	28
June 29, 2005	Receives NSW BioFirst Proof of Concept Grant	29
June 28, 2005	General Market Update	30
June 15, 2005	Appointment of Chief Financial Officer	31
May 25, 2005	New research adds to value of companys anti-cancer IP	32
April 20, 2005	'In vitro' data confirming virotherapy anti cancer effect	33
April 19, 2005	Commitments Test Entity – Third Quarter Report	34
April 12, 2005	Commencement of Phase 1(a) Human Melanoma trials	35
April 8, 2005	Change of Director's Interest Notice	36
April 7, 2005	Appointment of Scientific Advisory Board	37
April 4, 2005	Appoints Executive Chairman	38
April 1, 2005	Federal Government awards CBio $6m	39
March 23, 2005	Appendix 3B	40
March 22, 2005	Makes second licence payment & milestone share alloc	41
March 14, 2005	Anti cancer virotherapy well tolerated in first human admin	42
March 11, 2005	Appendix 3B	43
February 25, 2005	Half Yearly Report & Half Year Accounts	44
February 23, 2005	Milestone Reached Under Virotherapy Licence Agreement	45
February 18, 2005	Appendix 3B	46
February 18, 2005	Change of Registered office address	47
February 8, 2005	Appendix 3B	48
February 3, 2005	Newly Published data reveals Anti Cancer Therapy Potential	49
February 2, 2005	Appendix 3B – Allotment of Shares	50
January 31, 2005	Commitments Test Entity – Second Quarter Report	51
December 31, 2004	Change of Director's Interest Notice x2	52
December 24, 2004	Appendix 3B – New Issue	53
December 14, 2004	Add Directors appointed/Initial Directors Int Notice x2	54
December 7, 2004	Appendix 3B – Quotation of Shares Allotted Under Rights Issue	55
November 29, 2004	Completion of preconditions for Virotarg Licence Agreement	56

Date	Document	Tab
November 18, 2004	Results of AGM	57
November 18, 2004	Chairman's Address to Shareholders	58
November 8, 2004	Prospectus Update	59
October 29, 2004	Commitments Test Entity – First Quarter Report	60
October 20, 204	Replacement Proxy Form	61
October 19, 2004	Proxy Form	62
October 18, 2004	Annual Report	63
October 18, 2004	Notice of Annual General Meeting	64
October 6, 2004	Appendix 3B – Virotherapy Project/Working Capital	65
October 6, 2004	Letter to Shareholders and Option Holders Re Disclosure Doc.	66
October 6, 2004	Disclosure Document dated 6 October 2004	67
October 5, 2004	Appendix 3B – Conversion of Options expiring 31/12/05	68
October 5, 2004	Board Changes: Psiron Ltd & Analytica Ltd	69
October 5, 2004	ALT's ann: Board Changes: Analytica Ltd & Psiron Ltd	70
September 3, 2004	Change of Director's Interest Notice	71
August 31, 2004	Preliminary Final Report & Full Year Accounts	72
August 13, 2004	Amended Appendix 3Y – Change of Director's Interest Notice x3	73
August 13, 2004	Change of Director's Interest Notice x3	74
August 13, 2004	Appendix 3B – Placement and exercise of options	75
August 4, 2004	Anti-cancer Oncolytic Licence Agreement Signed	76
July 30, 2004	Commitments Test Entity – Fourth Quarter Report	77
July 27, 2004	Phase 1 trials affect intl interest at World Congress	78
July 13, 2004	Placement to finance anticancer project	79
July 13, 2004	Convertible Note facility	80
July 1, 2004	InJet Digital Aerosols Limited	81

psiron
innovation in bioscience

ASX Release 12th December 2005

Extension of Closing Date for Share Purchase Plan

The Share Purchase Plan which is currently open to Psiron Ltd shareholders will now close at 4pm Friday 16th December, 2005.

As a result the following timeline will now apply:

Closing date	16 December 2005	Share Purchase Plan at 4pm on this date
Allotment Date	22 December 2005	Shares to be Issued under the Share Purchase Plan are allotted
Despatch date	23 December 2005	Confirmation of transaction dispatched to shareholders
Quotation Date	23 December 2005	Shares may be traded on the ASX

These dates are indicative only and the Company retains the right to vary these dates without advance notice.

Bryan Dulhunty
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Psiron Ltd**
ABN	**12 010 657 351**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ms Julie Nutting
Date of last notice	31 December 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	SubTech International Pty Ltd Superannuation Fund.
Date of change	6 December 2005
No. of securities held prior to change	1,500,000 unlisted options with an exercise price of 12 cent expiring 18 Nov 06 1,000,000 unlisted options with an exercise price of 30 cents expiring 18 Nov 09 1,000,000 unlisted options with an exercise price of 40cents expiring 18 Nov 09
Class	Ordinary shares
Number acquired	110,000 ordinary shares
Number disposed	-

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$19,800
No. of securities held after change	Indirect – 110,000 ordinary shares Direct - 1,500,000 unlisted options with an exercise price of 12 cent expiring 18 Nov 06 1,000,000 unlisted options with an exercise price of 30 cents expiring 18 Nov 09 1,000,000 unlisted options with an exercise price of 40cents expiring 18 Nov 09
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

+ See chapter 19 for defined terms.

ASX Release

28 November 2005

Subject: Berlin-Bremen Stock Exchange – Notification of inclusion on the Third Market.

The Company has been advised today by the Berlin-Bremen Stock Exchange that they have received an application from a third party for inclusion of Psiron's shares in their Third Market Segment called Freiverkehr.

The notice from the Berlin-Bremen Stock Exchange stated they expected that trading would commence on 18 November 2005.

We wish to highlight the fact that the Company did not make the application and is not aware of the name of the party who did make the application.

We are however aware that the brokerage company which arranged the listing is called Berliner Freiverkehr (Aktien) AG

We have been advised by the Berlin-Bremen Stock Exchange that the Company has no rights in the relation to our listing or removal from this exchange.

The Company is concerned that trading on this market may influence the price on the Australian Market of the Company's shares without reference to announcements made by the Company.

Bryan Dulhunty
Company Secretary

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA

psiron
innovation in bioscience

ASX Release 25th November 2005

New Milestone reached in ViroTarg agreement:
First Patient into Clinical Trial in Melanoma

Psiron is pleased to announce the achievement of a new milestone in the clinical development program for CAVATAK™ in melanoma. The treatment of the first patient in the clinical trial being conducted by Psiron triggers a 0.5 million share issue to ViroTarg in accordance with its licence agreement with Psiron. The Phase I trial will recruit a total of three late stage melanoma patients.

"The entry of this patient into our trial is a significant achievement for Psiron," said Julie Nutting, Psiron's Chief Executive Officer. "Although the trial is designed to collect safety information, we also expect to learn more about the speed and mechanism of tumour destruction by CVA21. The virus works by multiplying in cancer cells and destroying tumour tissue without affecting normal tissue. These studies will help to track the effect of the virus injected directly into tumours".

This milestone coincides with the release this week of an independent review of similar oncolytic technologies including Psiron's published in Nature Reviews Cancer ("*Recent Progress in the Battle between Oncolytic Viruses and Tumours,"* published online 18th Nov 2005). "To be included in such a prestigious journal and profiled alongside other larger North American and European companies researching oncolytic viruses shows the high value of our research. As we move into new dose escalation studies next year and start to publish and present more of our research on our pipeline products, our profile will be raised further. We have already been approached for research collaborations," commented Associate Prof Darren Shafren who leads Psiron's research at the University of Newcastle.

For further information contact

Ms Julie Nutting
CEO
PSIRON LTD
TEL: 61 2 9889 1200

psiron
innovation in bioscien

ASX Release

22 November 2005

Subject: Results of Annual General Meeting held on 22 November 2005.

The Company is pleased to announce that all resolutions put to shareholders at today's Annual General Meeting were passed on a show of hands.

Proxy votes received were as follows:

Resolution	For	Against	Abstain	Open
1. Remuneration Report	16,447,056	455,032	-	3,523,647
2. Re-election of Dr Wolfgang Hanisch	16,860,789	13,800	-	3,537,246
3. Re-election of Dr Dennis Feeney	16,860,789	36,800	-	3,537,246
4. Re-election of Associate Professor D Shafren	16,883,789	13,800	-	3,537,246
5. Issue of Securities – Mr G Williams options	16,362,787	572,904	-	3,522,246
6. Issue of Securities – Virotarg Milestone shares	13,961,741	445,550	-	3,522,246
7. Issue of Securities – Placement shares	16,362,341	556,800	-	3,522,246
8. Approve issues under Virotarg Licence Agreement	16,958,241	418,224	-	3,522,246

Bryan Dulhunty
Company Secretary

psiron
innovation in bioscience

ASX Release 22nd November 2005

Chairman's Address to the Annual General Meeting held on 22 November 2005

Good Morning Ladies and Gentlemen and welcome to this Annual General Meeting of your Company.

The year under review has been both exciting and disappointing: exciting because of the great progress made by the Company in its creation and implementation of a clinical development program of its CAVATAK™ anti-cancer drug, and disappointing because the market still does not appreciate what the Company owns and how well it has done in the past 12 months, or the two months preceding that for that matter.

As Chairman I am aware of an undercurrent of dissatisfaction by institutional investors and certain retail stockbrokers about the progress the company is making in commercialising its anti-cancer products.

I now want to address these concerns by explaining to you I hope exactly where the Company has come from since it acquired the anti-cancer business and what steps have been taken to move it rapidly to the commercialisation stage.

Psiron, by any reasonable standards, having regard to the valuations of North American Biotech Companies in oncology therapies at a lesser stage of development but in the same biotech space, is undervalued.

Massively so.

The prototype of CAVATAK grown in cancer cells at the University of Newcastle has been (under the University of Newcastle's auspices and control) safely administered intratumorally to two patients which demonstrated both safety, the absence of serious side effects, and also measurable initial tumour shrinkage from a single administration.

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com

This early version of predecessor drug to CAVATAK was produced in melanoma cancer cells and in trialing it in stage 4 melanoma patients demonstrated proof of principle i.e. that the compound was highly toxic to tumours and safe in use.

It was never the case that clinical development and commercialisation of this compound then known as CVA 21 and now CAVATAK could or would be produced using the original melanoma cell lines as the production host.

Psiron, as drug developer, had to locate another cell line capable of SAFELY producing large quantities of CAVATAK, This cell line had to be itself propagated and tested for its ability to produce large quantities of CAVATAK and do so safely i.e. not itself contributing unwanted adventitious agents which may be harmful to the recipient patient.

And at the same time satisfying world wide regulatory authority's requirements for the safe production of a pharmaceutical.

This has been done, the cell line's safety and efficacy as a production host established, and this cell line is now being used to produce CAVATAK.

The regulatory approvals to trial CAVATAK clinically require that manufacture of CAVATAK be undertaken under the Good Manufacturing Practice (GMP) code to satisfy both the Australian Therapeutic Goods Administration (TGA) and US Food and Drug Administration (FDA).

Such facilities for virus manufacture under GMP are rare in the Australian context but this has been accomplished.

The original predecessor drug produced at the University of Newcastle was not manufactured under these rigid conditions. CAVATAK is.

Because Psiron, when it acquired the Virotarg intellectual property from the University of Newcastle also acquired a small number of doses of CVA 21 (the CAVATAK prototype) virus the Company decided to:

- lodge an ethics committee application to trial this remaining stock in humans under a clinical trial protocol (as opposed to the Special Access Scheme [SAS]) at Newcastle, where the original SAS work was effectuated and;

- in doing so establish both a protocol for future trials in humans, bring the drug before the regulators in a formal well-documented setting and obtain some more safety data on its use which may benefit future trial approvals by lessening the need for expensive animal toxicology studies in animals.

The first patients have been injected with this pre-CAVATAK material. This being accomplished while the new CAVATAK trial material was being manufactured.

As well and also as an interim measure and so as to use a small number of remaining doses of the University of Newcastle produced (melanoma cell line) stock, it was decided to release this surplus drug on compassionate grounds under the Special Access Scheme to a limited number of melanoma patients. This to collect safety data and allow limited access to remaining stocks of the anti-cancer drug.

These trials were never going to have development significance for either the TGA or the FDA because the cell line used was not going to be the final cell line for production. It only produced safety data and help ameliorate the need for expensive toxicology trials in non human primates

The Company is now positioned to commence trials which precede the registration of any drug. These trials will be commenced in a number of centres in Australia early in 2006 and thereafter possibly in North America following IND approval.

When the Company acquired the Virotarg suite of IP it did so from a University which produced CVA 21 in anything but GMP or GMP like conditions and without formal specifications and testing. The prototype was used under SAS approvals to establish proof of principle in its intended oncolytic use and establish an excellent and irrefutable scientific base of proof and supporting data to bulwark the very important patents and know-how that Psiron acquired.

University of Newcastle and Dr Shafren have done this and the scientific discovery which has lead to additional IP in other serious cancers such as breast, prostate, ovarian and multiple myeloma has been progressing at a cracking pace.

The University of Newcastle was never a clinical development business - that is Psiron's business - and that is what we have done well. I feel some shareholders may be confused on this point.

We look to the University of Newcastle for scientific discovery which Psiron then puts into manufacture and clinical development i.e. to see how it works in humans and to get to marketing status (or to attract a development partner/multinational).

With chagrin at heart it seems we are better appreciated in North America and Europe than in Australia but I suspect that reflects more on the quality of Australian Biotech analysts such as they are and the specious venture capital punters than it does the quality of the science, clinical development and progress in both produced by Psiron and partner, the University of Newcastle.

Two of our largest shareholders are to be found in North America and Europe and we have recently sought to list American Depository Receipts (ADRS) in the USA and appointed as Vice President, North America, Dr Stephen Lambros. I am not sure whether many of you would be aware of a recent presentation by him at the Renshaw and Rodman Healthcare Science symposium in New York City. If you go to Psiron's website you can log on to his speech and slide presentation.

Summarising, this is what the executive has achieved this year :

- obtained ethics committee approval to use prototype CVA 21 stocks of virus in Stage 4 melanoma patients; and

- located and converted to manufacturing and commercial use a safe and productive cell line in which to manufacture CAVATAK under GMP code conditions (which allow for the use of the drug in the regulatory approval process).

- Two major things, in fact, seminal results accomplished this year were the formal documentation of existing studies and paperwork, and prospective laboratory studies, and

- the formal set-up of analytical assays to support measurement in the human clinical trials.

These two latter events have generated an enormous workload and were fundamental to transforming the business from the university lab to a commercial enterprise.

Psiron has also

- let a contract for the GMP manufacture in 2006 of CAVATAK to Bresagen to enable its use in Phase II human trials in a range of solid tumours;

- developed key documents (protocol and Investigator's brochure) to file clinical trial applications for the trialing in humans of CAVATAK at hospitals in Australia (the first to be filed next week);

- injected CAVATAK into 1 patient with Stage 4 melanoma in Australasia;

- filed for orphan drug status in Melanoma in the USA;

- commenced the listing of ADRS on the USA exchanges;

- appointed Dr Stephen Lambros as VP business development in North America and negotiated preclinical studies on that continent in brain cancer to lead to clinical trials, and opened discussions for a research collaboration with a high profile medical institution for pre-clinical and clinical research in the blood cancer, multiple myeloma;

- generated new patents and IP on certain variants of CAVATAK one of which seems particularly attracted to the destruction of bowel cancer; and

- recruited and trained a cadre of well-experienced drug and clinical development executives with experience in multinational pharmaceutical companies both here and in the US.

I now turn to the Annual Report and the operations of the Company in the period under review.

Because I have, I hope, covered the development of the Company's anti-cancer business I will now briefly address other aspects of the Companies investments:

CBio Limited

CBio is conducting three Phase II(a) clinical trials in Rheumatoid Arthritis, Psoriasis and Multiple Sclerosis. The trials are ongoing. There is at this time clear cut evidence that the Company's drug XTOLL™ is efficacious in treating Rheumatoid Arthritis and Psoriasis and the Company's executives are in commercialisation talks with major international pharmas.

InJet Digital Aerosols Limited

The Company's directors will travel to Japan in December to be updated on the progress that Canon is making in the device development and seek to determine Canon's commercialisation plans with big Pharmas. Because the nature of those discussions is third party to Injet its is unlikely that we will be

informed of much in that regard. However we still anticipate healthy royalties to emerge from the licence between Canon and Injet.

Analytica Ltd

Analytica has now developed its retracting syringe in the 3 ml version and also its auto-burette . These devices are being commercialised via a jointly owned Hong Kong company, Analytica Linyang Limited.

Analytica's retrofit retractable needle technology which allows ordinary syringes to be converted to safety syringes is well developed and has been warmly received in the Australian and USA medical markets.

We expect Analytica to post revenue this coming year on its commercialisation path to a hopeful sustainable earnings company.

Sorafin

As advised via the Australian Stock Exchange, this dermatology compound successfully emerged from Phase II clinical trials and is targeted at the atopic dermatitis market and psoriasis also.

Commercialisation discussions are now a foot with big Pharma as I write.

I now turn to the balance of the Annual Report for the year under review.

At the outset let me apologise for the dreadful formatting of the Report itself with the possible exception of the Review and Results of Operations. The Balance of the Directors' Report is bound up in and designed to sate the Political Kant of the day and hence its legalistic set out and emphasis on Remuneration and Corporate Governance which tend to detract from the real emphasis of the report which should reflect where we have been, where we are and where we are going.

How on earth a shareholder of average accounting knowledge is to make sense of Notes 1 to 31 of the Accounts is beyond me.

Both ASX and ASIC are in my view using Policy Statements if you will in a coercive manner which reflects the current administration of us all by regulation as opposed to the requirements that we all obey the Law.

The separation of powers by a strong and robust legal system should be every director's desire. And a return to it a welcome democratic outcome which may result in boards being more adventuresome in their decision-making and hence lead to a more entrepreneurial business community and vibrant economic growth in industries such as biotech which is going to be vital in my view if our Country is to prosper in the coming century.

I note that the ASIC states in its release 05-346 in relation to its enforcement policy on the contentious issue of non-binding votes on a Company's remuneration report that:

Inter alia. "...Good Corporate Governance also dictates that even though a vote to reject a remuneration report is not binding, a company should explain to its shareholders what action if any it intends to take in response."

Even though these votes are non-binding, ASIC is concerned that listed companies do not "muzzle the voice of their shareholders" (eg by not calling a poll) or "obfuscate" a negative result in subsequent market disclosure.

The purpose of the release was, I suppose, to describe ASIC's views on non-binding votes also I suppose to put Chairmen on notice, with, an intended effect (in my view) to coerce Chairman to ASIC's viewpoint on this subject in light of an alleged (by ASIC) dereliction by a listed public company.

ASIC wants Chairmen to play with a "straight bat" and not to "spin" an outcome where shareholders vote their displeasure with the remuneration report. Idiom is hardly juridical and ASIC's resort to it (in context) both insulting and condescending.

A negative outcome perhaps not contemplated by ASIC maybe the loss of key executives and directors who are simply not prepared to tolerate the intrusion into their lives and the implied or actual slur on their reputations arising from this regulatory conduct by being put in "the stocks" for the sake of opprobrium and insult under the disguise of disclosure and corporate governance.

Remuneration is set having regard to a number of factors which are complex and not easy in simplification. It is though the case that shareholders may at any time convene a meeting of members and dismiss the Board and replace them with sycophants which share their view. It is simply a matter of numbers. It is also true that Directors book enormous liabilities in their roles which are relatively poorly remunerated having regard to the risks they run.

Shareholders at any event already approve director's fees; and grant of options to directors both in general meeting. Enough said.

The actual numbers voted, I will recite before putting the required and non-binding resolution to you today.

The year in prospect should result in some tangible outcomes which will add to shareholder wealth and those in prosect are:

- the success in clinical trials of CAVATAK in being a safe and potentially efficacious drug to treat solid tumours in humans;
- the commencement of partnering discussions with big pharma on the back of that occurrence;
- the crystallisation of the Companies investment in CBio Limited; and
- the adding of value to Analytica as the Company commences sales of its products in Australia and off shore markets.

psiron
innovation in bioscience

LETTER FROM THE CHAIRMAN

15th November, 2005

Dear Shareholder,

On behalf of the Board of Psiron Ltd ('Psiron'), I take great pleasure in offering you the opportunity to participate in a Share Purchase Plan ('Plan'), pursuant to which Eligible Shareholders will be given the opportunity to purchase up to $5,000 of ordinary shares in Psiron at an issue price of $0.175 per share. Brokerage and other transaction costs will not be payable under the Plan.

The Plan closes at 4pm on 13th December, 2005.

The Plan is intended to raise up to $7.8 million. It complements the placement being undertaken to raise $2.1m and gives all Shareholders the opportunity to participate at the same price.

Funds raised by the Plan will be used

- to commence GMP production of our anticancer product, CAVATAK™ for use in clinical trials, and
- to undertake clinical trials in 2006 in different cancer types i.e. breast and ovarian cancers, and melanoma.

Participation in the Plan is entirely voluntary. If you wish to participate in the Plan, you may subscribe for shares at $0.175 per share between $1000 and $5,000 of value by completing a personalised Application Form and returning it before 4.00pm on **13th December, 2005** together with payment for the number of shares for which you have subscribed. Note that BPay can be used (refer to Application Form).

If the total value of applications under the Plan is in excess of $7.8 million, Psiron may choose to scaleback applications on a *pro rata* basis. If this occurs, you may be allocated a number of shares which is less than that for which you have subscribed.

This booklet sets out the details and terms and conditions of the Plan. I urge you to read it in its entirety before deciding whether to apply for shares under the Plan. If you have any concerns as to what you should do, you should consult your stockbroker, accountant, professional adviser or the Company Secretary on 02 9440 5677.

On behalf of the Board of Psiron, I invite you to consider this opportunity.

Yours faithfully

Stephen Jones
Chairman

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com

OFFER AT A GLANCE

Key dates

Announcement Date	15th November 2005	Share Purchase Plan announced to the market
Record Date	23rd November 2005	Date for determining Eligible Shareholders
Opening Date	29th November 2005	Share Purchase Plan opens
Closing Date	13th December 2005	Share Purchase Plan closes at 4.00pm on this date
Allotment Date	16th December 2005	Shares to be issued under Share Purchase Plan are allotted
Despatch Date	19th December 2005	Confirmation of transaction despatched to shareholders
Quotation Date	21st December 2005	Shares may be traded on ASX

* Dates are indicative only and Psiron retains the right to vary these dates without advance notice.

Key offer details

Issue Price	$0.175 (17.5 cents)
Minimum Application Amount	$1000
Maximum Application Amount	$5000

Important Notice

These materials do not constitute an offer of securities for sale in any place outside Australia and this offer is only made to Psiron shareholders as at the Record Date with a Registered Address in Australia.

The Share Purchase Plan may be varied, suspended or terminated by the Board at any time at the Board's absolute discretion without advance notice. Neither the Company nor the Board accepts or assumes any liability to shareholders by reason of variation, suspension or termination of the Plan.

The acquisition of Shares in the Company under the Plan will have different ramifications depending upon the circumstances of each Eligible Shareholder. Eligible Shareholders wanting to participate in the Plan should obtain independent advice in relation to the taxation consequences of an investment under the Plan.

Psiron Ltd reserves the right to refuse any application made, for example, if a cheque is returned unpaid or if the application form has not been properly completed or where there are grounds for believing that the applicant is not acting in good faith or if holdings have been split into smaller parcels for the purpose of multiple applications under the Plan. Application forms received after the Closing Date will not be accepted.

QUESTIONS AND ANSWERS

What is the Share Purchase Plan?

The Share Purchase Plan ('Plan') being offered by Psiron provides Eligible Shareholders with the opportunity to purchase additional Shares in the Company at the same price as the recent placement without incurring brokerage and transaction costs.

The Plan will be offered under the Plan Rules (see *Annexure A* to this Plan booklet) which contains the terms and conditions, as well as some important definitions.

Shares issued under the Plan will rank equally in every respect with existing issued fully paid Shares and will be eligible to participate in all dividends paid after the date of issue.

Why is Psiron issuing more Shares?

Psiron is issuing new Shares to raise funds for set-up and manufacture of CAVATAK™ to GMP standards for use in new clinical trials, and for the commencement of new clinical trials in 2006 in breast and ovarian cancers and melanoma.

Am I an Eligible Shareholder?

All Psiron shareholders as at the Record Date with a registered address in Australia are eligible to participate in the Plan.

The Company is not making this offer to shareholders in countries outside Australia.

Are Eligible Shareholders required to participate in the Plan?

Participation in the Plan is optional for Eligible Shareholders. In the event that an Eligible Shareholder wants to participate in the Plan, it may purchase Shares in accordance with the Plan Rules up to the Maximum Application Amount.

Before deciding on whether to participate in the Plan, and in particular before completing any application for Shares, you should consider the Company's latest financial statements and, if necessary, consult your financial adviser.

How much can I invest under the Plan?

Shareholders may subscribe for Shares up to the Maximum Application Amount, being $5,000. The Maximum Application Amount is calculated using the Issue Price so that the number of Shares subscribed for, multiplied by the Issue Price, must not exceed $5,000.

What is the Issue Price?

The Issue Price is $0.175 (17.5 cents). This has been set to be equivalent to the current placement price to allow shareholders to participate at the same pricing level.

The Issue Price will not change during the Offer Period.

What risks are associated with investing under the Plan?

The market price for the Company's Shares may change between the Opening Date and the Allotment Date, but the Issue Price will not change during this period. If the market price of Shares falls below the Issue Price you may be financially disadvantaged by purchasing Shares under the Plan.

You may choose not to participate in the Plan.

When can I sell Shares purchased under the Plan?

Shares issued under the Plan may be sold or transferred on ASX at any time after quotation.

The Company will apply for quotation of all Shares issued under the Plan on the Official List of the Australian Stock Exchange Limited following the processing of those Applications received from Eligible Shareholders before the Closing Date. The Quotation Date is expected to be 21st December, 2005.

How do I apply for Shares under the Plan?

To subscribe for Shares under the Plan, Eligible Shareholders must complete and sign the Application Form enclosed with this Plan booklet and return it before 4.00pm on the Closing Date with a cheque (or via BPay – see Application Form) in payment of the Subscription Amount to:

By Delivery

The Share Registry – Psiron Ltd
Link Market Services Limited
Level 8
580 George Street
SYDNEY NSW 2000

By Post

The Share Registry – Psiron Ltd
Link Market Services Limited
GPO BOX 1500
SYDNEY SOUTH NSW 1234

What is the Subscription Amount?

The Subscription Amount is calculated as the number of Shares applied for multiplied by the Issue Price.

How many Shares will I receive?

Eligible Shareholders will receive the number of Shares applied for up to the Maximum Application Amount, subject to the Company undertaking a Scaleback.

The Company may, in its absolute discretion, undertake a Scaleback, including for the purpose of complying with Listing Rule 7.2, Exception 15. If the Company undertakes a Scaleback, Applications will be scaled back on a *pro rata* basis.

Will the Offer be available again?

The Plan is intended to be a one-off offer to Eligible Shareholders, providing them with an opportunity to purchase additional Shares without transaction costs and brokerage. However, the Board retains the right to make similar offers under future Share Purchase Plans.

Contact us

If you have any further queries in relation to the Plan, please contact the Company Secretary on 02 9440 5677.

Applications must be received before 4.00pm on the Closing Date.

ANNEXURE A

Share Purchase Plan Rules

1. DEFINITIONS AND INTERPRETATIONS

1.1 When used in these Rules, the words listed will, except to the extent that the context otherwise requires, have the following meanings:

'**Application**' means an application for Shares under this Plan;

'**Application Form**' means a personalised application form pursuant to which Eligible Shareholders may apply for Shares under the Plan;

'**ASIC**' means the Australian Securities and Investments Commission;

'**ASX**' means Australian Stock Exchange Limited;

'**Board**' means the board of directors of Psiron;

'**Constitution**' means the constitution or the memorandum and articles of association of Psiron;

'**Eligible Shareholder**' means a shareholder in Psiron as at the Record Date with a Registered Address in Australia;

'**Issue Price**' means the price at which new Shares will be allotted in accordance with subclause 4.4;

'**Psiron**' or '**Company**' means Psiron Ltd ABN 12 010 657 351;

'**Offer**' means the offer to acquire shares under this Plan;

'**Offer Period**' means the period beginning on the Opening Date and ending at 4.00pm on the Closing Date;

'**Plan Rules**' or '**Rules**' means these rules;

'**Plan**' means the Psiron Share Purchase Plan;

'**Registered Address**' means the address of an Eligible Shareholder as shown in the Share Register;

'**Scaleback**' means a *pro rata* reduction in the number of Shares allotted to Eligible Shareholders who lodge an Application. Psiron has full discretion in deciding whether to Scaleback Applications;

'**Share Register**' means the register of all shareholders maintained by the Share Registry;

'**Share Registry**' means Link Market Services Limited, Level 8, 580 George Street, Sydney, NSW, 2000 or GPO Box 1500, Sydney South, NSW, 1234; and

'**Share**' means a fully paid ordinary share in Psiron.

1.2 Words importing the singular include the plural and vice versa, words importing any gender include other genders and 'person' includes a corporation.

1.3 Headings are for convenience only and do not affect the interpretation.

2. OFFER TIMETABLE

2.1 The Offer is dated and taken to be made on 23rd November 2005.

2.2 The Offer opens on 29th November, 2005 ('Opening Date').

2.3 Only those shareholders recorded in the Share Register as at 7.00pm on 23rd November, 2005 ('Record Date') will be eligible to participate in the Plan.

2.4 It is intended that the Offer will close at 4.00pm on 13th December, 2005 ('Closing Date'). All Application Forms and payment of the Subscription Amount must be received by the Share Registry before the Closing Date.

2.5 It is intended that Shares will be allotted on or about 16th December, 2005 ('Allotment Date').

2.6 Any Scaleback will be announced on the Allotment Date. Psiron expects refund cheques in payment of any Scaleback amount will be despatched on or about 19th December, 2005 ('Scaleback Refund Date').

2.7 Psiron anticipates trading of Shares issued under the Plan on ASX will commence on 21st December 2005 ('Quotation Date').

2.8 Psiron has the discretion to change, at any time, any of these dates, regardless of whether the Offer has opened or Applications have been received.

3. PARTICIPATION IN THE PLAN

3.1 Participation in the Plan is subject to these Rules. The Offer made under this Plan is made only to Eligible Shareholders.

3.2 The Offer is non-renounceable.

3.3 The Board may refuse to accept or may suspend or withdraw any Application if that Application might:

(a) prejudice the effective operation of the Plan; or

(b) give rise to breaches of applicable laws by Psiron or its officers or by the Participants or their associates;

and may reject any Application if it has reason to believe that the Participant concerned may not be acting in good faith.

3.4 It is the responsibility of each Eligible Shareholder to obtain any necessary approvals to enable them to participate in the Plan.

3.5 The Directors are entitled (but not obliged) to refuse an Application where an Eligible Shareholder has, in the opinion of the Directors, split a shareholding, or acquired Shares as part of such a split, in order to attempt to increase the number of Shares that may be allotted under the Plan to that Eligible Shareholder or another person.

4. APPLICATION TO PARTICIPATE

4.1 An Eligible Shareholder may apply to Psiron to participate in the Plan by completing and signing an Application Form and returning it to the Share Registry before the Closing Date.

4.2 Applications must specify the number of Shares applied for (being not less than $1000 and not more than $5,000 in value at the Issue Price) and be accompanied by a cheque in payment of this amount.

4.3 Participation in the Plan may be full or partial.

4.4 Shares issued under the Plan will be issued at the Issue Price and credited as fully paid.

5. OPERATION OF THE PLAN

5.1 An Eligible Shareholder who elects to participate in the Plan shall be deemed to have:

(a) confirmed, in relation to all Shares applied for by him or her under the Plan, that he or she does not make the Application for any other person in circumstances which might involve any breach of securities laws of any jurisdiction other than Australia; and

(b) agreed to be bound by the Company's Constitution in respect of all the Shares issued to the Eligible Shareholder under the Plan.

6. SHARES ISSUED UNDER THE PLAN

6.1 Shares issued under the Plan will rank equally in all respects with existing Shares.

6.2 Shares issued to Eligible Shareholders under the Plan will be registered on the Share Register.

6.3 Psiron will promptly, following the allotment and issue of Shares under the Plan:

(a) apply to the ASX for admission to the Official List; and

(b) send a certificate in respect thereof to the relevant Shareholder at his or her Registered Address except where Shares are held in uncertificated form.

7. COST TO PARTICIPANTS

7.1 Subject to sub-clause 7.2, no brokerage, commission or other transaction costs will be payable by an Eligible Shareholder in respect of Shares issued under the Plan.

7.2 In the event of a change in legislation so that at the date of any allotment or issue stamp duty or any other tax or duty is payable in respect thereof, the amount of such stamp duty or other tax or duty shall be paid by the Eligible Shareholder to whom the Shares are issued and, in respect of each such Share, included in the calculation of the Issue Price.

8. NON-PARTICIPATION

Participation in the Plan is voluntary. It shall be a matter for each Eligible Shareholder to determine whether or not they make an Application for Shares under the Plan.

9. SCALEBACK

9.1 Psiron may, in its absolute discretion, undertake a Scaleback to the extent and in the manner it sees fit, including for the purpose of complying with Listing Rule 7.2, Exception 15.

9.2 If Psiron undertakes a Scaleback, the difference between the value of the Shares allotted and the number of Shares applied for will be refunded by cheque mailed on the Scaleback Refund Date.

10. APPLICATIONS AND NOTICES

10.1 Applications and notices for the purposes of the Plan shall be in writing in such form and lodged at such place as Psiron and the Share Registry may from time to time require.

10.2 Applications and notices (other than notices of death, bankruptcy or liquidation) in respect of Shares registered in joint names shall be completed by all registered holders of those Shares who wish to subscribe for Shares.

10.3 Applications and notices will take effect on and from the date on which they are received by the Share Registry provided that an application to participate in the Plan is not effective until it has been accepted by the Board.

10.4 The Company has an absolute discretion:

(a) to accept and treat as valid an Application Form which does not satisfy the provisions of clause 10.1; and

(b) to reject and treat as invalid an Application Form where the Directors have determined acceptance of the application form would or might prejudice the effective operation of the Plan or would or might otherwise be contrary to the laws of any country.

10.5 The Company will be under no obligation to correct or amend defective Application Forms on behalf of Shareholders.

11. BOARD'S POWERS IN RELATION TO THE ADMINISTRATION, VARIATION, SUSPENSION OR TERMINATION OF THE PLAN

11.1 The Plan will be administered by the Directors who have the power to:

(a) determine appropriate procedures for administration and implementation of the Plan consistent with the Plan Rules of the Plan and to settle any difficulty which may arise generally or in a particular case, in regard to the Plan as the Directors think fit and their determination will bind all shareholders and other persons to whom the determination relates;

(b) resolve conclusively all questions of fact or interpretation in connection with the Plan; and

(c) delegate to any one or more persons for such period and on such conditions as they may determine, the exercise of their powers or discretions arising under the Plan, but not including any powers under clause 11.4.

11.2 The Company and its officers and employees will not be held responsible or liable for any error or omission which occurs in the administration of the Plan.

11.3 The Board may vary administrative procedures to be followed in respect of the implementation of the Plan. The procedures may be varied at any time by the Board having regard to ASX or ASIC requirements.

11.4 The Board may:

(a) at any time modify, vary or amend the Plan;

(b) suspend the operation of the Plan from time to time for any period; or

(c) terminate the Plan at any time without any need for giving advance notice to shareholders.

12. TAXATION

Psiron makes no representations or warranties in respect of, and accepts no responsibility for, the liability of Eligible Shareholders to pay income tax in respect of any issue of Shares, payment or other transaction pursuant to this Plan.

psiron
innovation in bioscience

ASX Release 10th November 2005

RODMAN and RENSHAW TECHVEST 7th Annual Healthcare Conference

New Palace Hotel, New York

9th November 2005

Psiron Ltd Presentation

Company Announcements Officer
Australian Stock Exchange Limited
SYDNEY NSW 2001

Dear Sir/Madam,

Accompanying this please find a presentation given this morning (Sydney time) by Dr Stephen Lambros, VP, Operations, North America at the Rodman and Renshaw Techfest 7th Annual Healthcare Conference.

Yours faithfully,

Julie Nutting
Chief Executive Officer

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com

psiron
innovation in bioscience

Dr Stephen Lambros MD
VP, Operations, Psiron Ltd, North America

RODMAN AND RENSHAW TECHFEST
7TH ANNUAL HEALTHCARE CONFERENCE
New York, USA

Psiron Ltd, Level 1, 82 Waterloo Rd
North Ryde NSW 2113 AUSTRALIA

psiron

Agenda

Oncolytic Virus approach to cancer

Cancer has a weakness,
it is deficient in its innate ability to fight a virus infection.

Ideal characteristics of an Oncolytic Virus

CVA21 infects multiple large market cancers

Natural immune system experiments

First 2 humans with stage 4 melanoma

psiron

psiron
innovation in bioscience

external investments			in house development	
CBIO	Analytica	IDAL	Sorafin	Oncolytic Viruses
6%	28%	45%	100%	100%

Multiple investments...in technologies with large market potentials.

Currently focused on Oncolytic Virus Technology

psiron

Oncolytic Virus platform

Discovery by Dr Darren Shafren, U of Newcastle, Australia
(Coxsackievirus A21 and Echovirus 1)

Exclusively licensed to Psiron from Virotarg Pty Ltd in 2004
3% royalty to Virotarg based on revenue

Five families of patents

1st - granted in Aus and NZ

2nd - entered National Phase

3rd - PCT lodged

4th - PCT lodged

5th - Provisional lodged

psiron

Viral Oncolysis

Research momentum gaining

Scientists around the world trying to "**engineer**" oncolytic viruses to be **specific** for attachment to cancer cells

Elegant approach... **infect** cancer cells... leave healthy cells **alone**

Viruses can spread efficiently to **unknown** metastases

Cancer has a **weakness**... reduced innate ability to fight a viral infection... very few weaknesses have been discovered in cancer cells

Virus infection of a tumor may cause an **immune** reaction to tumor specific antigens

psiron


CVA21 oncolytic life cycle
release of new virus
virus docks with cell
cell lysis
DAF
ICAM1
viral RNA
viral polysome
viral proteins
aggregation of new virus
new viral RNA
replication complex
capsid assembly
new vesicles
rkm.com.au

Response to Viral infection


Virus replicates in cancer with little resistance
Initial
0-4 hrs
Adaptive
>96 hrs
Clonal
expansion
T-cells
B-cells
Memory


Potential Immune stimulation against tumor specific antigen....
dendritic cells
T cells
recognize and process viral antigen
AND tumor specific antigen from lysed tumor cells
WBC
WBC
WBC
WBC
'infected'
Tumor

Target Characteristics

Oncolytic Virus characteristics	Ideal 2nd generation oncolytic virus	*CVA21*
Specificity of attachment (to cancer specific antigens)	*YES*	*YES*
Antibodies	*infrequent*	*approx 15%*
Long Hx of clinical exposure	*YES*	*50 years*
Anti-viral agent identified to limit unwanted infections	*YES*	*Pleconaril*
Time to cancer cell lysis	*< 24 hours*	*6 hours*
Efficacy in natural immune competent model	*YES*	*YES*

psiron

Response to Viral Infection

CVA21 16 replication cycles



Initial
0-4 hrs
Adaptive
>96 hrs
Clonal
expansion
T-cells
B-cells
Memory


Human prostate cancer cells PC3 after application of CVA21: time lapse
0 - 12 hours
0 hour
12 hour

Clinical History

CVA21 known for ***over 50 years***

Most common clinical manifestations are ***mild URTI*** *and* ***non-specific fever***

Approx ***15%*** *antibody rate in population, means approx 40M infections in NA without significant illness*

No reports of fatal complications *of viral infection due to environmental exposure*

Very rare complications reported include ***rashes*** *with self limited outcomes*

FDA approved trials to infect healthy volunteers with intra-nasal CVA21 to test anti-viral agent pleconaril

psiron

CVA21 (CAVATAK™)

*Uses **DAF** and **ICAM1** for attachment*
Very common tumour specific proteins
Numerous cancer types susceptible to infection.

AACR meeting 2005
*9/10 **colon** cancer cell lines*
*4/5 **breast** cancer cell lines*
*5/6 **prostate** cancer cell lines*

*7/7 BM aspirates from **Multiple Myeloma** patients were infect-able. Normal blood forming elements resistant to infection.*

psiron

Clinical Cancer Research Vol 10:53-60 Jan 04

Systemic Therapy of Malignant Human Melanoma Tumors by a Common Cold-Producing Enterovirus, Coxsackievirus A21

Darren R. Shafren[1,2], Gough G. Au[1], Tam Nguyen[3], Nicole G. Newcombe[1], Erin S. Haley[2], Leone Beagley[2], E. Susanne Johansson[1], Peter Hersey[3] and Richard D. Barry[1,2]

[1]The Picornaviral Research Unit, Biomedical Science, Faculty of Health, The University of Newcastle, Newcastle, New South Wales, Australia;[2] ViroTarg Pty. Ltd., Industry Development Centre, Newcastle, New South Wales, Australia; and[3] Immunology and Oncology Unit, Mater Hospital, Newcastle, New South Wales, Australia


B
No virus
CVB3
CAV21
x 40

Normal cells with DAF and ICAM1 expression are resistant to infection compared to melanoma cells...

PBL preparations from stage IV melanoma subjects that expressed significant levels of DAF and ICAM-1 were refractile to lytic infection by CAV21.


C
% CAV21-mediated cell lysis
125
100
75
50
25
0
PBL
MEL-TUM

C, in vitro cell lysis of primary cultures of malignant melanoma cells and PBLs. CAV21 (107.4 TCID50) was added to the 51Cr-labeled melanoma cells or Ficoll gradient-purified PBLs from stage IV melanoma subjects. After incubation for 18 h at 37°C, the supernatant was harvested and counted in an automated gamma counter. The percentage of lysis was calculated as follows: % specific cytotoxicity = [experimental release (cpm) - spontaneous release (cpm)]/[maximal release (cpm) - spontaneous release (cpm)].

Natural immune system mouse model


Control
CVA21 (moi=10.0)
X 100

Mouse melanoma B16-human ICAM-1 cells

Intratumoral CVA21 treatment of immune-competent mice bearing multiple s.c. tumours



Injected tumor
10^6 day 5
10^8 day 11
Non-injected tumor
Tumour Volume (mm^3)
800
700
600
500
400
300
200
100
0
0 3 5 7 9 11 13 15
Days post tumor cell innoculation
400
300
200
100
0
0 3 5 7 9 11 13 15
Days post tumor cell innoculation

Intratumoural CVA21 treatment of immune-competent mice bearing multiple tumours



13 days post intratumoral PBS treatment

Black areas of necrotic tissue

13 days post intratumoral CVA21 treatment

Tumor volume comparison

Tumor volume
9 days post CVA21 Tx

Pre-immunized
with CVA21
2 weeks prior to Tx



1250
1000
750
500
250
0
Tumour Volume (mm³)
4/10
Day 0
Day 9
Day 0
Day 9
PBS
CVA21

Intratumoral CVA21: first clinical administration

2 **Stage IV malignant melanoma** subjects
TGA Special Access Scheme (Cat A)

CVA21 **sero-negative**

Bearing **multiple subcutaneous** nodules

Single injection (2 x 10^6/PFU) into one nodule

psiron

CVA21 viremia, neutralizing antibody production and soluble ICAM-1 levels



Patient 1
Intratumoural injection CVA21 (2x10^6 pfu)
Patient 2
Intratumoural injection CVA21 (2x10^6 pfu)
Viremia (PCR)
CVA21 neutralising antibodies reciprocal titre
serum sICAM-1 levels (ng/ml)
Normal sICAM-1 serum levels
Time Post-CVA21 injection (days)

Caspase-3 (apoptotic) activity in tumor biopsies + CVA21 detected in tumor at day 21 (PCR)


Non-injected
CVA21-injected

* brown-red staining represents caspase-3 activity


Oncolytic Virus program
Research
Preclinical
Phase I
Phase II
Phase III
CVA 21
Melanoma-
Breast-
Prostate-
Multiple myeloma-
Echo 1
Ovarian-
DAF variant
Colorectal-
psiron

Summary

CVA21... benign clinical Hx in humans
low level of immunity

"proof of concept"

- Cell culture
- SCID mouse models
- Natural immune system animal models including pre-immunized mice
- Evidence of widespread apoptosis and persistent infection produced in humans with a small intratumor dose
- First 2 humans intra-tumor injection... well tolerated
  Evidence of viremia produced...
  No systemic toxicity observed

psiron

psiron
innovation in bioscience

Psiron Ltd

Ticker PSX Australian Stock Exchange

ADR coming to allow US purchase of shares through the Bank of New York

2005 Annual Report
available at www.psiron.com

Current market Cap approx $20M US

psiron

psiron
innovation in bioscience

ASX Release 9th November 2005

PSIRON PRESENTATION IN USA

LIVE Webcast from New York Palace Hotel

8.15am 10th November, 2005 (SYDNEY TIME)

REMINDER

As previously notified, a Psiron presentation will be given at the Rodman and Renshaw Techvest 7th Annual Healthcare Conference in New York city on November 9th (http://www.rodmanandrenshaw.com).

This will be WEBCAST LIVE on http://www.wsw.com/webcast/rrshq7/psxau (also accessible via the link on the home page of Psiron website http://www.psiron.com).

An archive of the webcast will also be available for 90 days following the event.

This presentation to institutional investors, venture capitalists, senior corporate executives and experts from the scientific and medical communities is a prelude to the commencement of an ADR program for Psiron in the North America market.

ISSUED FOR	:	**PSIRON Ltd (ASX CODE: PSX, WEBSITE: www.psiron.com)**
FOR FURTHER INFORMATION	:	**MS JULIE NUTTING, CEO, PSIRON LTD, TEL: 61 2 9889 1200**
ISSUED BY	:	**WESTBROOK COMMUNICATIONS** **CONTACT: DAVID REID, TEL: 612 9231 0922 (BUS), 0417 217 157 (MOB)**

BresaGen

ASX Release 8 November 2005

BresaGen to Expand into Mammalian Cell-Derived Products

Adelaide biotechnology Company, BresaGen Ltd is to expand its contract process development business by moving into the lucrative area of mammalian cell-derived therapeutics, with its first client to be Sydney-based biotechnology company, Psiron Ltd.

The Company intends to develop the business via a staged approach. The first stage will involve the construction of a pilot-plant, housed within BresaGen's premises at Thebarton, South Australia. This facility will have the capacity to grow mammalian cells for the production and purification of therapeutics to be used in pre-clinical studies and clinical trials, carried out by the Company's clients. The Company has already had positive discussions with the TGA regarding the concept, design and licensing of the new facility.

The second stage is that the facility will then be used to develop and produce Psiron's anti-tumour product CAVATAK™ for an undisclosed period of time. CAVATAK™ is currently in Phase I clinical trials in humans with Stage 4 Melanoma.

Dr. Meera Verma, the Company's Chief Operating Officer, said that the staged expansion into the growing mammalian cell-derived therapeutics arena made good business sense. "The new facility will utilise the already established infrastructure situated at the Thebarton site. In addition, it will tap into the know-how and experience of our protEcol Services™ process development scientists, and the production & quality departments".

The signing of this contract will initiate a project with a value of about $2.5 million to BresaGen Limited, over a 2 year period, with the first payment of approximately $200,000 expected to be made in late November 2005.

The new facility is in line with the Company's strategy of working with third parties pursuing the development of their own novel biopharmaceuticals and at the same time increasing BresaGen's business reach by expanding services offered.

For further information contact:

Dr Meera Verma
Chief Operating Officer
BresaGen Limited
Phone: 08 8234 2660

BresaGen

About The Biopharmaceutical Market

The biopharmaceutical sector and, specifically, the therapeutic protein market is expected to more than double in size from its 2001 base of US$27 billion to US$59 billion by 2010. Mammalian cell-derived products continue to constitute an ever-increasing proportion of this market, largely due to the success of monoclonal antibodies currently estimated to have a market value in excess of US$11 billion per annum. Mammalian cell-derived products include major drugs such as Epogen® (recombinant erythropoietin) and Enbrel® (etanercept).

About BresaGen Limited (ASX:BGN)

BresaGen is an Australian biotechnology company focussed on cost-effective production of proteins and peptides in bacteria. The Company is located in Adelaide, South Australia and specialises in process development and supply of clinical trial material for third parties through its protEcol™ Services business unit. The Company focus is on supply of protein-based active pharmaceutical ingredients (API's) to pharmaceutical and biotechnology companies. www.bresagen.com.au.

About Psiron (ASX:PSX)

Psiron is an Australian biotechnology company (ASX:PSX) focused on the development and commercialisation of its oncolytic virus technology i.e. viruses for the treatment of cancer. Coxsackievirus A21 (CAVATAK™) and Echovirus 1 are 'wild type' viruses which target specific receptors which occur on the outside of some cancer cells. Phase I trials of the lead product, CAVATAK™, in late stage melanoma patients, have commenced. The viral-based cancer treatments under development by Psiron are directed at meeting the worldwide need for safe and efficacious cancer therapies. www.psiron.com.

While Psiron and BresaGen have certain Directors in common, this decision was made on commercial grounds by Psiron Directors unassociated with BresaGen.

Epogen® and Enbrel® are registered trademarks of Amgen Inc.

psiron
innovation in bioscience

ASX Release 2nd November 2005

Psiron to Present in New York

Dr Stephen Lambros, VP, Operations, Psiron Ltd, North America will present a company overview to institutional investors, venture capitalists, senior corporate executives and experts from the scientific and medical communities at the Rodman and Renshaw Techvest 7th Annual Healthcare Conference in New York city on November 9th (http://www.rodmanandrenshaw.com).

Psiron will feature with only half a dozen Australian ASX-listed companies amongst the almost 300 US and Canadian healthcare technology companies participating at the conference being held in the New York Palace Hotel, New York.

A live webcast of the presentation (http://www.wsw.com/webcast/rrshq7/psxau) will be accessible online via the Rodman & Renshaw conference website. It can be viewed on 9th November 10, 2005 at 8:15 P.M. Sydney Time (4.15 P.M. New York Time on 9th November). An archive of the webcast will also be available for 90 days following the event on the Rodman and Renshaw website and also on the Psiron's website.

Copies of Psiron Ltd's press releases and other information may be obtained through Psiron's website at www.psiron.com.

ISSUED FOR	:	**PSIRON Ltd (ASX CODE: PSX, WEBSITE: www.psiron.com)**
FOR FURTHER INFORMATION	:	**MS JULIE NUTTING, CEO, PSIRON LTD, TEL: 61 2 9889 1200**
ISSUED BY	:	**WESTBROOK COMMUNICATIONS** **CONTACT: DAVID REID, TEL: 612 9231 0922 (BUS), 0417 217 157 (MOB)**

A copy of this release can be downloaded from www.westbrookfin.com.au

psiron
innovation in bioscience

ASX Release 31st October 2005

Psiron in North America

Psiron is pleased to announce the appointment on contract, of Dr Stephen Lambros, to the position of VP, Operations, North America. Dr Lambros has a medical degree with a research background in biochemistry. He has been an independent biotech analyst and consultant, and has already been responsible for some significant awareness generated in North America concerning Psiron.

Dr Lambros will be responsible for institutional education and investor relations, and will present Psiron to the important US Biotech investing community as well as developing collaborations with research institutions to start the process of structuring clinical trials in North America.

"Research in the area of Viral Oncolysis is rapidly gaining momentum," said Dr Lambros. "In recent years it has been established that cancer cells have a specific weakness. Cancer cells are often deficient in their ability to fight a viral infection. This is a critical observation. The Oncolytic Virus strategy against cancer is an elegant approach, with the goal to infect cancer cells and leave normal cells alone. There are many viruses starting or about to start the human trial stage of development, the enteroviruses discovered by Dr Shafren to kill cancer cells have great potential and in my opinion are second to none when compared to oncolytic viruses at similar stages of development in other companies. In particular the rapid time to cancer cell lysis that CAVATAK™ (Coxsackievirus A21) induces, as well as the low level of antibody prevalence in the population are critically important factors for an Oncolytic Virus, when used in the presence of a fully functioning immune system.

It is important for an early stage Biotech to have institutional and investor support in the capital markets of North America, as well as develop an R&D program there. I look forward to representing Psiron, and helping progress the development of the Oncolytic enterovirus platform."

Over the coming months, Dr Lambros will be presenting the Psiron technology at biotechnology conferences in the US, meeting with institutional investor groups, and facilitating collaboration with researchers and clinicians for potential pre-clinical and Phase I studies post-IND approval.

Currently the Company is establishing an American Depositary Receipts (ADRs) program (Level 1) in the US, which Dr Lambros will also be able to support locally.

Dr Lambros' compensation will include options in Psiron stock.

The Psiron Board is delighted to welcome Dr Lambros to the Company, and expect his technical, medical and marketing expertise to contribute significantly in the progress of the Oncolytic Virotherapy program.

ISSUED FOR	**:**	**PSIRON Ltd (ASX CODE: PSX, WEBSITE: www.psiron.com)**
FOR FURTHER INFORMATION	**:**	**MS JULIE NUTTING, CEO, PSIRON LTD, TEL: 61 2 9889 1200**
ISSUED BY	:	WESTBROOK COMMUNICATIONS CONTACT: DAVID REID, TEL: 612 9231 0922 (BUS), 0417 217 157 (MOB)

A copy of this release can be downloaded from www.westbrookfin.com.au

psiron innovation

SHAREHOLDER NEWSLETTER

OCTOBER 2005

PSIRON'S PROGRESS AGAINST BUSINESS PLAN

Dear Shareholder,

During 2005 the Company has made good progress in the research, manufacturing, clinical development and toxicology plans aimed to get its anti-cancer products to market. The virotherapy program has transformed over the last year from university-based research to an emphasis on being commercially-driven and focused.

Psiron's business plan is to build a leading Australian anti-cancer biotechnology company. We are continuing basic R&D in use of viruses in the treatment of cancers (oncolytic virotherapy[1]) and developing the technology towards commercialisation. Research is being conducted at the University of Newcastle through Associate Prof Shafren's internationally recognised research team.

In twelve months we have

- Acquired exclusive rights to the Virotarg Pty Ltd virotherapy technology
- Gained CTN approval for a Phase I trial in melanoma
- Identified from lab research, the most promising (lead) virus candidates for breast, prostate and colorectal cancers for continued development
- Designed a toxicology program to support the eventual marketing approval by TGA/FDA regulators
- Released limited clinical trial stock and commenced recruitment and screening for Phase I clinical studies in melanoma
- Commenced manufacture of additional clinical trial stock for new Phase I dose escalation studies
- Commenced contract discussion for GMP product manufacture
- Planned an IND (investigational new drug) submission to the FDA for clinical trials in the US.

Most of this essential preparatory work for building a solid base for successful commercialisation is conducted "behind the scenes", and some explanation on some of these achievements is provided in this newsletter.

BUSINESS FOCUS

Our principal focus in the last 12 months has been on the lead product, CAVATAK™, (Coxsackievirus A21 or CVA21) in melanoma, breast and prostate cancers. Preliminary encouraging results have also been achieved in multiple myeloma. Early research using two other viruses is also continuing: Echovirus-1 (ovarian and prostate cancers) and the CVA21 DAF variant (colorectal cancer) in preparation for future clinical trials.

Investigation of the use of viruses for the treatment of cancer is not unique to Psiron. Viruses attack cells very specifically. Treatments which "target" cancer cells make sense. Our viruses target cancer cells.

Surgery, radiotherapy and chemotherapy are the mainstays of cancer treatment. Radiation and chemotherapy tend to destroy all rapidly dividing cells: healthy ones as well as cancer cells. Thus dosages of radiotherapy and chemotherapy treatment are often restricted because of the side effects they cause (killing of blood cells, hair loss, skin and gut lining damage).

Other companies around the world are exploring different viruses for use in cancer e.g. the measles and herpes viruses.

Psiron's technology offers many advantages over other viruses under investigation. For example, CAVATAK

- is not genetically modified
- occurs naturally in the environment, hence has a safety profile within the general community
- infection in humans is represented by a mild cold-like respiratory illness
- has had no serious adverse effects attributed to it
- has a high level of genetic stability
- replicates in the cell cytoplasm (not in the cell nucleus i.e. DNA is not affected)
- is a robust virus allowing a high level of purification

[1] Oncolytic virotherapy is treatment whereby cancer cells are selectively targeted and destroyed by the use of viruses.

HOW DOES CAVATAK WORK TO KILL CANCER CELLS?



Fig 1. Action of Cavatak on a cancer cell

1. CAVATAK docks onto outside of cancer cell using cancer-specific receptors
2. Genetic code from CAVATAK "infects" cancer cell
3. Infected cancer cell starts producing massive quantities of CAVATAK
4. Cancer cell ruptures and dies releasing CAVATAK to target surrounding cancer cells.

RESEARCH PROGRESS

Laboratory and preclinical research in melanoma, breast and prostate cancers has continued. Earlier this year, Psiron funded the purchase of a state-of-the-art biophotonic imaging system to allow monitoring of live small animal experiments. It is only one of two such machines in Australia. The ability to fluorescently tag either cancer cells or virus in live animals and then observe the impact on tumour growth in real time without having to sacrifice the animals is a great bonus. The cost-saving and clear imaging allow efficient demonstration of proof of concept in the small animal experiments.

(Refer to Fig 2.)

OTHER CANCER INDICATIONS

On 17th October, Dr Gough Au from the University of Newcastle research team presented his work examining the ability of CAVATAK to target and destroy multiple myeloma cancer cells. His presentation was given at the meeting of the Haematological Society of Australia and New Zealand in Sydney. Dr Au's research used clinical samples which were removed at biopsy from patients. These cancer cells contained high levels of the receptors (ICAM-1 and DAF) which are used by CAVATAK to enter cells and kill them. He found that, compared to normal cells, all the cancerous cell lines studied were highly susceptible to CAVATAK. Multiple myeloma is a cancer of the blood that attacks and destroys bones. It often does not become evident until the later years of life, with the median age of diagnosis 60-65 years. The incidence in younger people is increasing however. It represents about 2% of cancer-related deaths and the 5 year survival rate is around 32%. Infections, fatigue and bone pain are among the more common symptoms. The WHO estimates roughly 74,000 people develop the disease per year.

If research into multiple myeloma continues with this success, Psiron will continue towards clinical trials in this disease along with solid tumour trials.

CLINICAL DEVELOPMENT OF CAVATAK

The clinical development plan is at the Phase I stage i.e. first introduction into humans. Phase I studies assess patients' reactions to treatment i.e. they focus on safety parameters rather than efficacy outcomes. Assessments are commonly made using a range of treatment approaches e.g. varying dose, frequency or route of administration. For testing potential cancer treatments it is standard practice to recruit late stage cancer patients in Phase I studies rather than normal healthy volunteers. This means that it is sometimes possible to collect evidence of some efficacy. However, as the patients' disease is late stage, efficacy is not expected in these studies and is not the intention.

Following the earlier successful safety results of two melanoma patients who received Cavatak administration under a compassionate use protocol, Psiron commenced its first clinical trial for Cavatak under the Clinical Trial Notification scheme (CTN). This Phase I melanoma trial is currently underway at Newcastle and will include a very small number of late stage disease patients (refer www.actr.org.au and www.clinicaltrials.gov).

Documentation to support expanded Phase I safety trials is in preparation.

MICE ENGRAFTED WITH HUMAN MELANOMAS SHOW PSIRON VIRUSES IN ACTION


Control

Fig 2: Human melanomas (coloured areas) in SCID mice: effect of CVA21 and DAF variant (pilot study)


CVA21
CVA21-DAFv


900
800
700
600
500
400
300
200
100
0
Color Bar
Min = 1.0349e+06
Max = 9.0047e+08

The studies are planned

- to include patients with a range of solid tumours e.g. breast and prostate (not only melanoma patients)
- to gauge patient response i.e. safety
- as dose escalation studies i.e. increasing amounts of virus given,
- to have CAVATAK injected directly into the tumours (i.e. intratumoural injection).

These studies require manufacture of additional material for the clinical studies (see below). This has commenced.

MANUFACTURE OF CAVATAK

To prepare for planned clinical trials, CAVATAK must be manufactured according to high quality standards and in sufficient quantities. This manufacturing plan is on schedule.

To date

- an appropriate cell line has been identified for manufacture of CAVATAK
- a facility for initial small scale manufacture has been commissioned at Newcastle
- manufacture has commenced
- a suitable facility is available for aseptic filling of vials for use in new Phase I patient studies.

[1] Good Manufacturing Practice

In preparation for planned Phase II studies, Psiron has obtained access to a GMP[2] facility at Bresagen (Adelaide). The Bresagen facility is expected to become capable of manufacturing GMP-grade material for Phase II efficacy trials later in 2006. Mr Stephen Jones and Dr Wolf Hanisch are directors of both Psiron and Bresagen. There are very limited alternative sites for GMP-grade virus manufacture around the world. The selection of Bresagen was based on commercial grounds through a tender process. The relative ease of transfer of technology (including access to staff) from the University of Newcastle to Adelaide was among the reasons that a local rather than international contract supplier was chosen. Another major reason was the relative cost.

TOXICOLOGY PROGRAM FOR CAVATAK

A toxicology program is part of the normal course of therapeutic product development. Whereas the initial toxicology studies for CAVATAK will be designed to provide information to support Phase I dose escalation studies (intratumoral administration) in patients, further studies to support intravenous administration are also planned for 2006. These will form part of an IND application to the FDA.

Data from the toxicology program will complement the safety data collected from the initial two patients and from clinical trials.

COMMERCIALISATION

It is expected that the presentation of our clinical progress over the next year will attract the interest of major players in the pharmaceutical industry. The large pharma companies are looking to buy in projects, technology and expertise, rather than have to start from scratch to build their product pipelines. We would look to form collaborative development and commercialisation agreements whereby funding of development will be guaranteed on meeting milestones. Phase II and Phase III research programs are expensive. Early stage alliances allow the bigger companies to direct and expedite product development commercially. Adequate funding and an efficient development program lead to faster marketing approval and longer "on market" patent life.

The "oncology" therapeutic area has seen the most deal making in recent times according to Andrew Jones and Les Clifford (Ernst and Young)[3].

SORAFIN™

Following the successful completion of the atopic dermatitis (eczema) study the Company's plan for divestiture of the Sorafin technology platform has started. A presentation of the results will be given at the American Academy of Dermatology meeting in San Francisco, in March 2006.

CONCLUSION

The Company has invested in the formation of a solid base from which to conduct and report its research to international and first world regulatory standards. The key elements of high quality product manufacture and development of clinical trial structures are in place.

The potential for demonstration of clinical safety and possibly some efficacy results in selected cancers during the next 12 months maintains Psiron's profile as a sound investment prospect.

ISSUED BY

PSIRON Ltd (ASX CODE: PSX)
ABN 12 010 657 351

Level 1, 82-84 Waterloo Road, North Ryde NSW 2113
www.psiron.com

FOR FURTHER INFORMATION

MS JULIE NUTTING, CEO, PSIRON LTD,
TEL: 61 2 9889 1200

[3] Jones and Clifford (2005) Drug discovery alliances, Nature Reviews (Drug Discovery) Vol 4: 807-808.

psiron
innovation in bioscience

ASX Release 26th October 2005

GMP Manufacturing Facility

After consideration of proposals received by Psiron in response to a Request for Tender for contract manufacture of GMP clinical trial product, Bresagen Ltd has been selected.

The choice was based on commercial grounds by Psiron directors unassociated with Bresagen.

ISSUED FOR	:	**PSIRON Ltd (ASX CODE: PSX, WEBSITE: www.psiron.com)**
FOR FURTHER INFORMATION	:	**MS JULIE NUTTING, CEO, PSIRON LTD, TEL: 61 2 9889 1200**
ISSUED BY	:	WESTBROOK COMMUNICATIONS CONTACT: DAVID REID, TEL: 612 9231 0922 (BUS), 0417 217 157 (MOB)

A copy of this release can be downloaded from www.westbrookfin.com.au

psiron
innovation in bioscience

NOTICE OF ANNUAL GENERAL MEETING

ABN 12 010 657 351

NOTICE OF ANNUAL GENERAL MEETING

The Annual General Meeting of Psiron Limited ('Company') will be held at 10.30am on Tuesday 22 November 2005 in the Hobart Room, The Menzies 14 Carrington Street Sydney NSW 2000.

ORDINARY BUSINESS

Financial Statements and Reports

To receive and consider the Financial Statements and the reports of the Directors and Auditor for the year ended 30 June 2005.

To consider and, if thought fit, to pass the following resolutions:

1. DIRECTORS' REMUNERATION REPORT

To consider and, if thought fit, to pass the following in accordance with s250R(2) of the Corporations Act:

'That the section of the report of the Directors in the 2005 Annual Report dealing with the remuneration of the Company's Directors, and Senior Executives ('Remuneration Report') be adopted.'

NB: This resolution shall be determined as if it were an ordinary (majority) resolution, but under s250R(3) of the Corporations Act, the vote does not bind the Directors of the Company.

2. RE-ELECTION OF DR WOLFGANG HANISCH AS DIRECTOR

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

'That Dr Wolfgang Hanisch who, in accordance with article 57.1 of the Constitution of the Company retires by rotation and being eligible, offers himself for re-election, be re-elected as a director.'

3. RE-ELECTION OF DR DENNIS FEENEY AS DIRECTOR

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

'That Dr Dennis Feeney who, in accordance with article 55.2 of the Constitution of the Company retires and being eligible, offers himself for re-election, be re-elected as a director.'

4. RE-ELECTION OF ASSOCIATE PROFESSOR DARREN SHAFREN AS DIRECTOR

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

'That Associate Professor Darren Shafren who, in accordance with article 55.2 of the Constitution of the Company retires and being eligible, offers himself for re-election, be re-elected as a director.'

SPECIAL BUSINESS

5. RATIFICATION AND APPROVAL OF PREVIOUS ALLOTMENT AND ISSUES OF SECURITIES – GREG WILLIAMS OPTIONS

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

'That for the purposes of Listing Rule 7.4, shareholders ratify and approve the issue of 450,000 options to Mr Greg Williams, Chief Financial Officer, on the terms set out in the Explanatory Memorandum.'

6. RATIFICATION AND APPROVAL OF PREVIOUS ALLOTMENT AND ISSUES OF SECURITIES – VIROTARG MILESTONE SHARES

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

'That for the purposes of Listing Rule 7.4, shareholders ratify and approve the issue of 3,000,000 shares to Virotarg Pty Ltd on the terms set out in the Explanatory Memorandum.'

7. RATIFICATION AND APPROVAL OF PREVIOUS ALLOTMENT AND ISSUES OF SECURITIES – PLACEMENT SHARES

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

'That for the purposes of Listing Rule 7.4, shareholders ratify and approve the issue of 12,000,000 shares to sophisticated and professional investors on the terms set out in the Explanatory Memorandum.'

8. APPROVAL OF FUTURE ISSUES UNDER THE VIROTARG LICENCE AGREEMENT

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

'That approval be given for all purposes, including the requirements of ASX Listing Rule 7.1, for the issue of 3,500,000 fully paid ordinary shares in the Company to be issued to ViroTarg Pty Limited ABN 43 097 910 793 or, at the direction of ViroTarg Pty Limited ABN 43 097 910 793 to one or more of Dr Darren Shafren, The University of Newcastle Research Associates Limited ABN 97 000 710 074 and SciCapital Pty Limited ACN 094 561 565, pursuant to the terms of the ViroTarg Development and Licence Agreement, as detailed in the Explanatory Memorandum.'

Voting exclusion statement

In accordance with ASX Listing Rules, the Company will disregard any votes cast on:

(a) resolution 5 by Mr Greg Williams and any associate of that person;

(b) resolution 6 by ViroTarg Pty Limited, The University of Newcastle Research Associates Limited, Dr Darren Shafren or SciCapital Pty Limited and any associate of any of those persons;

(c) resolution 7 by DFS Equities, any allottee receiving the shares and any associate of those persons;

(d) resolution 8 by ViroTarg Pty Limited, The University of Newcastle Research Associates Limited, Dr Darren Shafren or SciCapital Pty Limited and any associate of any of those persons ViroTarg Pty Limited, The University of Newcastle Research Associates Limited, Dr Darren Shafren or SciCapital Pty Limited and any associate of any of those persons.

However, the Company need not disregard a vote if it is cast by such a person as proxy for a person who is entitled to vote, in accordance with the instructions on the proxy form; or it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Further information in relation these resolutions is set out in the Explanatory Memorandum which accompanies this Notice of Meeting.

By Order of the Board

Bryan Dulhunty
Company Secretary

Date 7 October 2005

NOTES

Entitlement to Vote

For the purposes of the Annual General Meeting, in accordance with Regulation 7.11.37 of the Corporations Regulations 2001, the Board has determined that for the purposes of the meeting all shares in the Company will be taken to be held by the persons set out in the register of shareholders at 7pm (Sydney) on 18 November 2005. Accordingly, transactions registered after that time will be disregarded in determining shareholders entitled to attend and vote at the Annual General Meeting of the Company.

How to Vote

You may vote by attending the Annual General Meeting in person, by proxy or authorised representative.

Voting in Person

To vote in person, attend the Annual General Meeting on the date and at the place set out above.

Voting by Proxy

To vote by proxy, the proxy form (and the original or a certified copy of any power of attorney under which it is signed) must be received by the Company not later than the close of business on 18 November 2005. Any proxy form received after that time will not be valid for the scheduled meeting.

Documents may be lodged:

- by delivery to ASX Perpetual Registrars Limited, Level 8, 580 George St Sydney NSW 2000 or
- by mail to ASX Perpetual Registrars Limited, Shareholder Correspondence, Locked Bag A14, Sydney South NSW 1235; or
- by facsimile to +61 (0) 2 9287-0309. Your proxy form (containing complete details of how to vote by proxy) accompanies this Notice of Meeting.

Your proxy form (containing complete details of how to vote by proxy) accompanies this Notice of Meeting.

EXPLANATORY MEMORANDUM

This Explanatory Memorandum accompanies the Notice of Annual General Meeting of shareholders for Psiron Limited ('Company').

ORDINARY BUSINESS

Financial Statements and Reports

The *Corporations Act 2001* requires that the report of the Directors, the report of the Auditor and the financial reports be presented to the Annual General Meeting. In addition the Company's Constitution provides for such reports and statements to be received and considered at the meeting. Apart from the matters involving remuneration which are required to be voted upon, neither the *Corporations Act 2001* nor the Company's Constitution requires a vote of Shareholders at the Annual General Meeting on such reports or statements, however Shareholders will be given ample opportunity to raise questions with respect to these reports and statements at the meeting.

In addition to asking questions at the meeting, shareholders may address written questions to the Company's Auditor which are relevant to:

(a) the content of the Auditor's Report to be considered at the meeting; or

(b) the conduct of the audit of the annual financial report to be considered at the meeting.

Written questions to the auditor must be submitted by no later than 15 November 2005 to:

Company Secretary
Psiron Limited
Level 1 82 Waterloo Road, North Ryde, NSW 2113
Fax: +61 (0)2 9889-1288
Email: investorrelation@psiron.com

RESOLUTION 1 – DIRECTORS' REMUNERATION REPORT

The *Corporations Act 2001* requires that the section of the Directors' report dealing with the remuneration of Directors, and up to 5 senior executives ('Remuneration Report') be put to Shareholders for adoption by way of a non-binding vote.

The Remuneration Report may be found in the Annual Report.

Following consideration of the Remuneration Report, the Chairman will give shareholders a reasonable opportunity to ask questions about or to make comments upon, the Remuneration Report.

RESOLUTION 2 – RE-ELECTION OF DR WOLFGANG HANISCH AS DIRECTOR

Role: Non-Executive Director

Appointed: 21 November 2000

Dr Hanisch's background is in the biotech healthcare industry in California and Australia. He has vast experience in new product and project development and commercialisation and has a thorough knowledge of associated international regulatory requirements. He was directly involved in the successful Initial Public Offering (IPO) of IDEC Pharmaceuticals Inc (now merged with Biogen) as well as having had significant exposure to a number of other IPOs through his links with the California biotechnology and venture capital community.

He has worked on the clinical development of a number of biotech drugs now approved for use worldwide including beta-Interferon (Betaseron), interleukin (Proleukin), TNF and monoclonal antibodies.

Dr Hanisch maintains close contact with the international biotechnology and pharmaceutical industry. He is CEO of CBio Limited, an Australian private biotech company currently embarking on Phase II trials for its biologic anti-inflammatory.

RESOLUTION 3 – RE-ELECTION OF DR DENNIS FEENEY AS DIRECTOR

Role: Non-Executive Director

Appointed: 14 December 2004

Dr Dennis Feeney (MSc PhD) has worked in a variety of senior management roles in the international pharmaceutical industry for the past fifteen years at companies such as Sandoz, Marion Merrell Dow and Pharmacia. During this period, Dr Feeney has held key corporate functional responsibilities for all phases of clinical research (Phase I to Phase IV clinical research), regulatory affairs, health economics and medical services at domestic, regional and international levels. Dr Feeney is Chairman of the Scientific Advisory Board.

RESOLUTION 4 – RE-ELECTION OF ASSOCIATE PROFESSOR DARREN SHAFREN AS DIRECTOR

Non-Executive Director

Appointed: 14 December 2004

Associate Professor Darren Shafren (BSc Hons I, PhD) is Associate Professor of Virology in the Faculty of Health, The University of Newcastle with over 20 years experience in basic and molecular virology. Dr Shafren is the founding inventor of the ViroTarg oncolytic virus technology to which Psiron has secured a worldwide licence.

SPECIAL BUSINESS

RESOLUTIONS 5, 6 AND 7 – RATIFICATION AND APPROVAL OF PREVIOUS ALLOTMENT OF SECURITIES

The purpose of these resolutions is for shareholders to approve/ratify, pursuant to Listing Rule 7.4, issues of securities which occurred during the 12 months before the date of this Annual General Meeting which count toward the Company's 15% limit under Listing Rule 7.1.

Listing Rule 7.1 provides that (subject to certain exceptions, none of which is relevant to the issues of securities noted below) prior approval of shareholders is required for an issue of securities if the securities will, when aggregated with the securities issued by a company during the previous 12 months, exceed 15% of the number of the shares at the commencement of that 12 month period.

The allotment and issue of shares and options detailed in these resolutions did not exceed the 15% threshold. However, Listing Rule 7.4 provides that where a company ratifies an issue of securities, the issue will be treated as having been made with approval for the purpose of Listing Rule 7.1, thereby replenishing that company's 15% capacity and enabling it to issue further securities up to that limit. These resolutions proposes the ratification and approval of the allotment and issue of shares for the purpose of satisfying the requirements of Listing Rule 7.4. More specifically:

• Resolution 5 seeks the approval and ratification for shareholders of the issue of 450,000 options to Mr Greg Williams, Chief Financial Officer.

• Resolution 6 seeks the approval and ratification for shareholders of the issue of 3,000,000 ordinary shares to Virotarg Pty Ltd.

• Resolution 7 seeks the approval and ratification for shareholders of the issue of up to 12,000,000 shares by way of placement to sophisticated and professional investors being clients of DFS Equities. (ratification is sought only for those shares actually issued and allotted as at the date of the Annual General Meeting).

The information required to be provided to shareholders in relation to the approvals is specified in Listing Rule 7.5. is set out following. The relevant issues of shares are listed on a chronological basis so as to give a context and illustrate the rationale of each issue.



Date of issue	Number and class of securities issued	Issue price	Persons to whom securities were issued	Use of funds
22.3.05	1,500,000	19.24 cents per share	Virotarg Pty Ltd	Issued upon achievement of milestones under the Virotarg Licence Agreement (see below) as announced to the market on 23 March 2005
1.8.05	150,000 options. Immediately exercisable Termination date of 13 June 2010	Options granted for nil value with an exercise price per share of 25 cents per share	Mr Greg Williams – Chief Financial Officer	As per ASX Appendix 3B Announcement on 2 August these options were granted to the CFO as an incentive arrangement upon commencement of employment Funds raised upon exercise of options will be contributed to general working capital
1.8.05	150,000 options. Immediately exercisable Termination date of 13 June 2010	Options granted for nil value with an exercise price per share of 30 cents per share	Mr Greg Williams – Chief Financial Officer	As per ASX Appendix 3B Announcement on 2 August these options were granted to the CFO as an incentive arrangement upon commencement of employment Funds raised upon exercise of options will be contributed to general working capital
1.8.05	150,000 options. Immediately exercisable Termination date of 13 June 2010	Options granted for nil value with an exercise price per share of 40 cents per share	Mr Greg Williams – Chief Financial Officer	As per ASX Appendix 3B Announcement on 2 August these options were granted to the CFO as an incentive arrangement upon commencement of employment. Funds raised upon exercise of options will be contributed to general working capital
26.8.05	1,500,000	Newly issued ordinary shares	Virotarg Pty Ltd	Issued upon achievement of milestone under the Virotarg Licence Agreement (see below) as announced to the market on 26 August 2005.
From 28.9.05 to the date of the Annual General Meeting	Up to a maximum of 12,000,000 ordinary shares will be issued prior to the Annual General Meeting	17.5 cents	Allotted on the basis of placement announced to the market on 12 September 2005, conducted via DFS Equities to sophisticated and professional investors	Pursuant to placement announced to the market on 12 September 2005 to raise up to $2.1 million dollars. As at 10 October 2005, $624,900 has been raised by the issue of 3,570,857 shares[1]. It is anticipated that the balance of the 12,000,000 ordinary shares will be placed prior to the Annual General Meeting.[2] All issues of shares under the placement have been disclosed pursuant to ASX Appendix 3B announcement. The funds raised will be used to support PSX's oncolytic virotherapy project. The project

[1] The offer is still currently open as at the date of this Notice of Meeting.

[2] The Company undertakes that prior to the commencement of the AGM it will announce via ASX the amount raised and number of shares issued pursuant to the Placement. The Chairman will further state the amount raised and number

Other issues of shares during the previous 12 month period have been in accordance with either permitted exemptions to Listing Rule 7.1, prior shareholder approval or ASX approval. All new issues of securities have been announced under Appendix 3B notification to ASX. Details relating to the issued capital of the Company as at 30 June 2005 may also be found in the audited Financial Statements contained in the Annual Report.

RESOLUTION 8 – APPROVAL OF FUTURE ISSUES UNDER THE VIROTARG LICENCE AGREEMENT

ASX Listing Rule 7.1 prohibits a company, except in certain cases, from issuing new shares and options equivalent in number to more than 15% of the number of its securities on issue in any 12 month period, without seeking the prior approval of its shareholders.

By this resolution the Company seeks to obtain shareholder approval for a proposed issue of shares in accordance with the ASX Listing Rules and so as to preserve its ability to issue securities representing up to 15% of the Company's issued capital over the next 12 months without prior approval of members.

On 4 August 2004 the Company informed the market that it had entered into a worldwide licence agreement ('Licence Agreement') with ViroTarg Pty Limited, ABN 43 097 910 793 ('ViroTarg') and its major shareholders, The University of Newcastle Research Associates Limited, ABN 97 000 710 074 ('TUNRA') and SciCapital Pty Limited, ACN 094 561 565 ('SciCapital'). The Licence Agreement relates to the ongoing development of ViroTarg's technology relating to the use of oncolytic viruses (virotherapy) for the treatment of a range of different cancers. Virotherapy uses viruses to target and destroy cancer cells. These viruses are known as "oncolytic viruses". ViroTarg's technology covers use of a "wild type" or naturally-occurring virus, the Coxsackie virus, for potential use as an anticancer treatment. The Coxsackie virus is otherwise associated with the development of the common cold.

Under the Licence Agreement Psiron funds the continuing research and development of the technology being undertaken at the University of Newcastle under Associate Professor Darren Shafren and Dr Richard Barry. The potential therapeutic use of oncolytic viruses in a range of cancers such as melanoma, breast, prostate, ovarian, colorectal and lymphoid is being studied over a 2 year plus research schedule.

This major project has refocussed Psiron an anticancer company. Shareholders approved the initial consideration payable and related issue of shares to Virotarg Pty Ltd and associated parties at the last Annual General Meeting held on 18 November 2004. Since that time a number of key milestones have been met and announced to the market. Consequential issues of shares under the Licence Agreement occurred on 22 March and 26 August 2005 as noted in connection with Resolution 6 in the Explanatory Memorandum above.

The information requirements for shareholder approval under Listing Rule 7.1 are set out in Listing Rule 7.3. In accordance with those requirements the Company advises:

(a) the Company seeks the approval of shareholders to issue up to 3,500,000 upon completion of milestones set out in the Virotarg Licence Agreement;

(b) the Company shall issue and allot the shares for which approval is sought under this resolution no later than 3 months after the date of the Annual General Meeting;

(c) the shares shall be issued at the price per share equal to the volume weighted average price for shares in the Company traded on ASX over the 5 business days prior to issue;

(d) the shares are to be issued to ViroTarg Pty Ltd, or at its direction, to one or more of The University of Newcastle Research Associates Limited (TUNRA), SciCapital Pty Limited or Dr Darren Shafren;

(e) the shares will rank parri passu with other ordinary shares in the Company and the Company will seek quotation of the shares on ASX;

(f) the shares are issued as consideration under the Virotarg Licence Agreement, accordingly no additional funds will be raised by the issue of the shares;

(g) the Company may, but is not obliged to, issue the shares prior to the relevant milestone(s) specified in the Licence Agreement being met. When a specified milestone under the Licence Agreement has been met, the Company must issue and allot the number of shares relevant to that milestone within 10 business days of the milestone having been met.

Under the project plan prepared in connection with the Licence Agreement, the project commenced in late 2004 and will take approximately a further 24 months from the date of this Annual General Meeting. Accordingly, to the extent required to comply with Listing Rule 7.1, it may be necessary to obtain the further approval/ratification of shareholders to the issue of shares under the Virotarg Licence Agreement.

PSIRON LIMITED

ACN 010 657 351

Please return your Proxy forms to:
ASX Perpetual Registrars Limited
Level 8, 580 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1235
Telephone: (02) 8280 7454
Facsimile: (02) 9287 0309
ASX Code: PSX
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

APPOINTMENT OF PROXY

If you would like to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

[redacted]

I/We being a member(s) of Psiron Limited and entitled to attend and vote hereby appoint

A the **Chairman of the Meeting (mark box)** ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy

or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 10:30am on Tuesday, 22 November 2005 and at any adjournment of that meeting.

Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry. Proxies will only be valid and accepted by the Company if they are signed and received no later than close of business 18 November 2005. The Chairman of the Meeting intends to vote undirected proxies in favour of all items of business.

B **To direct your proxy how to vote on any resolution please insert** X **in the appropriate box below.**

Resolution	For	Against	Abstain*
Resolution 1 Adoption of the Remuneration Report	☐	☐	☐
Resolution 2 Re-election of Dr Wolfgang Hanisch as a Director	☐	☐	☐
Resolution 3 Re-election of Dr Dennis Feeney as a Director	☐	☐	☐
Resolution 4 Re-election of Associate Professor Darren Shafren as a Director	☐	☐	☐
Resolution 5 Approve issue of securities – Mr Greg Williams options	☐	☐	☐
Resolution 6 Approve issue of securities – Virotarg Pty Ltd Milestone Shares	☐	☐	☐
Resolution 7 Approve issue of securities – Placement Shares	☐	☐	☐
Resolution 8 Approve future issues under Virotarg Licence Agreement	☐	☐	☐

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

C **SIGNATURE OF SECURITYHOLDERS – THIS MUST BE COMPLETED**

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the *Corporations Act 2001* (Cwlth).

How to complete this Proxy Form

1 Your Name and Address

This is your name and address as it appears on the company's share register. If this information is incorrect, please make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. **Please note: you cannot change ownership of your shares using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box in section A. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person in section A. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a shareholder of the company. A proxy may be an individual or a body corporate.

3 Votes on Items of Business

You should direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual: where the holding is in one name, the holder must sign.

Joint Holding: where the holding is in more than one name, either securityholder may sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged the Power of Attorney with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the *Corporations Act 2001*) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than close of business 18 November 2005. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Proxies may be lodged:

- by posting, delivery or facsimile to Psiron's share registry as follows:
  Psiron Limited
  C/- ASX Perpetual Registrars Limited
  Locked Bag A14
  Sydney South NSW 1235
  Facsimile: (02) 9287 0309
- delivering it to ASX Perpetual Registrars Limited, Level 8, 580 George Street, Sydney NSW 2000.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Psiron Limited

ABN	Quarter ended ("current quarter")
12 010 657 351	30 September 2005

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from customers		-	-
1.2	Payments for	(a) staff costs	(325)	(325)
		(b) advertising and marketing	-	-
		(c) research and development	(467)	(467)
		(d) leased assets	-	-
		(e) other working capital	(476)	(476)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		15	15
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid			-
1.7	Other (provide details if material)			-
	Net operating cash flows			**(1,253)**

		Current quarter $A'000	Year to date (3 months) $A'000
1.8	Net operating cash flows (carried forward)	**(1,253)**	**(1,253)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	- (69)	- (69)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a)businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e)other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material) rental security deposit	23	23
	Net investing cash flows	(46)	(46)
1.14	**Total operating and investing cash flows**	**(1,299)**	**(1,299)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	625	625
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	625	625
	Net increase (decrease) in cash held	**(674)**	**(674)**
1.21	Cash at beginning of quarter/year to date	1,408	1,408
1.22	Exchange rate adjustments	-	-
1.23	**Cash at end of quarter**	**734**	**734**

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	205
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	5,000	-
3.2	Credit standby arrangements	-	-

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	734	1408
4.2	Deposits at call		
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	734	1408

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	-	-
5.2	Place of incorporation or registration	-	-
5.3	Consideration for acquisition or disposal	-	-
5.4	Total net assets	-	-
5.5	Nature of business	-	-

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: ...Julie Nutting...Date:..21 October. 2004.
(Director)

Print name: ....Original signed...

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

psiron
innovation in bioscience

ASX Release 13th October 2005 **Investor Presentation**

Company Announcements Officer
Australian Stock Exchange Limited
SYDNEY NSW 2001

Dear Sir,

Accompanying this please find an updated presentation to investors by the Company.

It shows that Psiron has moved significantly down the development path for its cancer virotherapeutic.

Specifically, it

- describes the different ways that viruses are being researched to target cancers
- outlines how the Coxsackie A21 (CVA21) virus is believed to work to enter cancer cells and kill them
- gives an overview of the laboratory and animal experimentation supporting this research theory
- describes the range of products (viruses) which Psiron has in its development pipeline
- illustrates the clinical observations of the initial two patients who have been administered CVA21, and
- demonstrates the supporting evidence from these results for the potential of the treatment.

Yours faithfully,

Julie Nutting
Chief Executive Officer

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com

Psiron Ltd
(ASX:PSX)

Investor Presentation
October 2005

Julie Nutting,
CEO, Psiron Ltd

Assoc. Prof. Darren Shafren,
Uni. Of Newcastle

psiron

Company Overview

1. Oncology (cancer) focus
   - oncolytic viruses
2. Research Results
3. Product pipeline
4. Development schedule
5. Clinical Results

psiron

Oncology focus



1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
Melanoma
Breast
Prostate
Ovarian
Colorectal

Market size (new pts p.a.)

psiron

Oncolytic viruses: Targeting strategies

- Up-regulated RAS pathway
- Inhibited or lost p53 gene function
- Actively dividing cells
- Promotor specific induction of viral replication
- **Up-regulation of specific viral cellular receptors**

psiron

Tumour targeting via up-regulated specific viral cellular receptors

- MCP (CD46) mediating measles virus infection : ovarian cancer
- PVR (CD155) mediating poliovirus (RIPO) replication : glioma

psiron

Receptor targeted human enteroviruses as oncolytic agents

- Coxsackievirus A21: Oncolysis of malignant melanoma (*Clin.Can.Res. Jan 2004*)
- Echovirus type 1 and Integrin 2 1: oncolysis of ovarian cancer cells (*Int.J. Cancer, Mar 2005*)

Human enteroviruses

- Member of Family Picornaviridae
- + single-stranded RNA
- Non-enveloped
- ~ 25nm in diameter
- Acid resistant



Coxsackievirus A21



- Human enterovirus (RNA)
- Isolated in 1948
- Causes mild upper respiratory illness "common cold"
- No reports of dramatic disease during intranasal administration (10^3 $TCID_{50}$)

psiron

Positive characteristics of Coxsackievirus A21 as an oncolytic virus

- Mildly pathogenic
- Rapid lytic infection
- Grows readily in cell culture (10^8-10^9 $TCID_{50}$/ml)
- Relatively easy to purify
- Can be filtered (0.2μm)
- Genetic manipulation is possible
- Relatively low levels of neutralising antibody in the community ~10-20%

psiron



Coxsackievirus A21-cellular receptor complex
Decay-accelerating factor (DAF)
Intercellular adhesion molecule-1 (ICAM-1)
psiron


MULTIPLE RECEPTORS: CELL ENTRY OF CVA21
CAV21
DAF
+/- ICAM-1 induction
psiron

Why do malignant melanoma cells over-express DAF and ICAM-1 ?

- ***DAF*** is over-expressed to protect the tumour from complement-mediated lysis
- ***ICAM-1*** is over-expressed to enhance interaction with integrins LFA-1 and/or Mac-1 present on migrating lymphoid cells to aid in dissemination of the malignant cells to distant sites

psiron

Cancer Research Results

- Preclinical Research Summary
- First Real Time In Vivo Imaging

psiron

PreClinical Research CVA21

- In vitro oncolysis of cancerous cells by CVA21 infection
    - Human melanoma cells
    - Human melanoma biopsy tissue
    - Other human cancer cell lines
- In vivo oncolysis of melanoma xenografts in SCID mice
- In vivo oncolysis of humanised melanoma xenografts in immune competent mice.

psiron

In vivo Imaging


Control
CVA21
CVA21-DAFv
900
800
700
600
500
400
300
200
100
0

Pilot study: melanoma tumours in SCID mice following virotherapy

psiron

Oncology Product Pipeline


Research
Preclinical
Phase I
Phase II
Phase III
CVA 21
Melanoma-
Breast-
Prostate-
Multiple myeloma-
Echo 1
Ovarian-
DAF variant
Colorectal-

Development Schedule

Research and development - 2004

Manufacture of product - 2005

Preclinical and toxicology testing - 2005

Clinical trials in different cancers - 2005

Collation of data for regulatory review

Filing of data in major markets - 2009

Approval to market and revenue - 2010

Commercial partner will assist from Phase I

Clinical Results

- Stage IV malignant melanoma patients
- Category A under the Special Access Scheme
- CVA21 sero-negative
- Bearing multiple subcutaneous nodules
- Single injection into one nodule
- ICAM-1 and DAF present in tumour

psiron



CVA21 viremia, neutralising antibody production and soluble ICAM-1 levels
Patient 1
Intratumoural injection CVA21 (2x10^6 pfu)
Patient 2
Intratumoural injection CVA21 (2x10^6 pfu)
Viremia (PCR)
CVA21 neutralising antibodies reciprocal titre
serum sICAM-1 levels (ng/ml)
Normal sICAM-1 serum levels
Time Post-CVA21 injection (days)

Presence of CVA21 in injected subcutaneous nodules

CVA21 detection	Patient 1 Non-inj (day 7)	Patient 1 Non-inj (day 21)	Patient 1 Inj. (day 21)	Patient 2 Non-inj (day 7)	Patient 2 Non-inj (day 21)	Patient 2 Inj. (day 21)
PCR	–	–	–	–	–	++
Culture	–	–	–	–	–	–

psiron

Caspase-3 (apoptotic) activity in tumour biopsies

Non-injected | CVA21-injected



psiron

* brown-red staining represents caspase-3 activity

Clinical summary

- Intralesional CVA21 injection is well tolerated
- No systemic toxic effects
- Neutralising antibody production 7-14 days
- Injected nodules displayed increased and widespread apoptotic induction (caspase-3)
- CVA21 detected in the tumour 21 days P.I in the presence a high level of neutralising antibody
- Phase I clinical trial will add further experience

psiron

Intellectual property position

Five families of patents

- 1st is granted in Aus and NZ
- 2nd is in National Phase
- 3rd has clear ISO and ISR
- 4th has been lodged as PCT
- 5th is a provisional application

psiron


Psiron's Investments
PSIRON
opportunistic investments
100%
45%
28%
6%
Sorafin
(skin therapy)
IDAL
(inhaled drug delivery)
Analytica
(medical technology)
CBio
(anti-inflammatory)
* Phase II
* Partner sought
* Licensed to Canon
* Worldwide agreement
* Syringe project
* Retractable technologies
* Autoimmune diseases
* Phase II
psiron

Strategy

- Cancer therapy active focus
- Start first melanoma trials in 2005
- Conduct solid tumour trials in 2006
- Commercialise through
  - Joint development agreements with multinationals
- Manage other assets
  - Highly successful Sorafin trial results now available
    - Continue outlicence discussions
  - Maintain holding in CBio Limited
  - Optimise holding in Analytica Ltd
  - Realise value in IDAL Limited

psiron

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Psiron Ltd

ABN

12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,145,857
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares – existing class

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Ordinary shares - yes
5	Issue price or consideration	1,500,000 on allotment of shares resulting from the meeting of virotherapy milestones announced to the market of 26 August 3,570,857 on placement at 17.5 cents 75,000 12 cent options converted
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1,500,000Ordinary shares issued on milestones being achieved in the anti cancer Virotherapy project. 3,570,857 shares issued at 17.5 to provide working capital. 75,000 12 cent options converted
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Ordinary shares 30 September 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	148,310,682	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,291,666 1,470,000	Unlisted Options Unlisted employee share scheme options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?	

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	5,145,857
39	Class of +securities for which quotation is sought	ordinary
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Allotment of shares

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
148,310,682	ordinary

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Bryan Dulhunty..Date: 30 September 2005.
(Company Secretary)

Print name: Bryan Dulhunty

Attachment A

Unquoted Options

A schedule of all options and there exercise prices are set out below

	Expiry Date	Exercise Price	Number of options
Employee Options			
Various employees	30 August 2009	$0.235	150,000
Various employees	21 October 2009	$0.425	1,000,000
Various employees	18 April 2011	$0.345	20,000
Various employees	2009	$0.200	200,000
Various employees	2010	$0.200	100,000
			1,470,000
Other Options			
Sir James Killen	27 Nov 2005	$0.385	250,000
Colorado Investments	27 Nov 2005	$0.985	500,000
Colorado Investments	27 Nov 2005	$1.485	500,000
Mr S Jones	31 Dec 2005	$0.110	916,666
Sir James Killen	31 Dec 2005	$0.110	75,000
IJong Pty Ltd	18 Nov 2006	$0.120	1,500,000
Perfume Only (Tiger Trust)	6 Dec 2006	$0.045	500,000
Perfume Only (Tiger Trust)	6 Dec 2006	$0.165	500,000
DFCT Pty Ltd	6 Dec 2006	$0.105	500,000
DFCT Pty Ltd	6 Dec 2006	$0.165	500,000
Mr J Walsh	28 Dec 2007	$0.192	1,000,000
Darren Shafren	18 Nov 2009	$0.192	2,000,000
Richard Barry	18 Nov 2009	$0.192	1,000,000
Susanne Johanssson	18 Nov 2009	$0.192	750,000
Gough Au	18 Nov 2009	$0.192	750,000
Dr S Smith	18 Nov 2009	$0.192	100,000
Ms J Nutting	18 Nov 2006	$0.120	1,500,000
Ms J Nutting	18 Nov 2009	$0.300	1,000,000
Ms J Nutting	18 Nov 2009	$0.400	1,000,000
Mr Greg Williams	1 Aug 2010	25c, 35c, 45c	450,000
			15,291,666

psiron
innovation in bioscience

ASX Release 19th September 2005 **Company Update**

Company Announcements Officer
Australian Stock Exchange Limited
SYDNEY NSW 2001

Dear Sir,

Company Update Pursuant to ASX Listing Rule 3.1

I refer to the Company's release to ASX pursuant to Listing Rule 3.1 of 28 June 2005 and hereunder provide an update and news of further progress and developments.

(1) Initial Phase I Trial in Melanoma Patients
The conduct of a Company sponsored Phase I clinical trial of the CVA 21 virus in stage 4 melanoma patients was commenced in April 2005 and will not be completed in September 2005 as previously notified. This was due to delay in access to clinical trial stock. Pending successful patient recruitment, the final report is expected later in the year.

(2) Psiron acquires a New Cell Line in which to produce its anti-cancer Virus products
The Phase 1 study described above utilises virus to kill cancers. The virus stock for this trial has been produced from a cancer cell line. This method of production is not suitable for large scale commercial production of CVA 21 and so a *new suitable non-cancer cell line* has been obtained and is now in testing as the host for the virus production for all future trials and for commercialisation.

This is a very important commercialsiation step and a prerequisite to the establishment of the Company's anti-cancer business. Initial testing of this cell line has been very positive.

(3) The Second Phase I Clinical Trial
The preparation and lodgment of an Ethics Committee application to an Australian hospital to enable the conduct of a second Phase I clinical trial of the CVA 21 virus in humans with solid tumours by end September 2005 is behind schedule. It will utilise virus produced from the *new cell line* referred to above and consequently is expected to be lodged by January 2006.

(4) Additional Phase I human studies.
The preparation of documentation for an Ethics Committee application to enable the conduct of a Phase I clinical trial of the Echo-1 virus in patients with either prostate or ovarian cancer has commenced and is continuing. These trials will also use virus produced in the *new cell line.*

(5) "GMP like" Production of Virus
The production of sufficient CVA 21 therapeutic virus in GMP-like conditions to a standard that allows its administration into humans in accordance with TGA requirements is underway utilizing the *new cell line* and in sufficient quantity to meet the clinical trial requirements for the second Phase I study.

(6) GMP Production of Virus
The commencement of the protocols necessary to produce GMP grade and compliant therapeutic viruses for use in Phase II human trials using the *new cell line* and in compliance with TGA requirements has been effectuated. Active negotiations with a number of licensed GMP facilities are progressing well with the schedule for availability being the second half of 2006.

(7) Toxicology Studies
These studies are advancing and will allow the Company to expand its business by permitting investigation of different doses and different methods of administration of the product and in dealings with the US Food and Drug Administration. The toxicology program is ongoing.

(8) Dose-ranging studies
The ability to test different doses in treating a range of cancers will be availed by satisfactory results of toxicology studies.

(9) Drug Administration Methods
The current method of dosing (used in the Phase I studies) is by direct injection into the tumor. Ideally injecting the virus intravenously is desirable for the treatment of metastatic cancer. Toxicology studies will enable this method (IV) to be investigated.

(10) US Food and Drug Administration (FDA)
The Company plans to file an IND with the US FDA in 2006 that will enable clinical studies to be undertaken in the US and commercial dealings facilitated.

(11) Orphan Drug Status
Because of the significance of work undertaken by the Company, it has been decided to apply for Orphan Drug Status in certain cancers in 2005. One such application has now been filed with the FDA.

(12) Sorafin
The results of this study were released to the market on 9th August 2005 and because the drug showed a high degree of efficacy the Company is progressing outlicensing opportunities.

During the last quarter the Company has met and overcome some minor technical difficulties in the virus production and clinical development areas which have slowed progress to an extent. The Company is however confident of the quality of the development programs which it has in place to ensure efficient production, toxicology and clinical development of the CVA21 product.

The Company has negotiations afoot with certain offshore parties both seeking to acquire significant parcels of shares from Psiron.

Yours faithfully,

Stephen Jones
Executive Chairman

Psiron Ltd

ABN 12 010 657 351

Appendix 4E

Preliminary Final Report

Year ended 30 June 2005 (current period)
and the year ended 30 June 2004 (previous corresponding period)

Results for announcement to the market

			$A'000
Revenue from ordinary activities	Down 39%	to	703
(Loss) from ordinary activities after tax attributable to members (1)	Down n/a	to	(5,897)
(Loss) for the period attributable to members	Down n/a	to	(5,897)

	Current period	Previous Corresponding Period
Net tangible backing per ordinary security	4.0 cents	4.7 cents
Basic earnings/(loss) per share	(4.1) cents	0.1 cents

Dividends: it is not proposed that any dividends will be paid. No dividends were paid in the previous corresponding period

(1) During the year Psiron focused on becoming a dedicated anti-cancer research company. In line with this direction, the company incurred R&D expenditure of $1.8m and amortisation costs of $1.7m, principally related to the acquisition of the rights to the Virotarg oncolytic virus project, which has contributed significantly to the loss incurred. On a comparative basis, in 2004, before outside minority interest the group recorded a consolidated loss for the year of $3.1m.

An explanation of the result of the current period is set out in the Directors' Report contained in the attached audited Annual Financial Report.

Full financial details of the company are also contained in the attached audited Annual Financial Report.

PSIRON LTD

ABN 12 010 657 351

Annual Report

for the year ended 30 June 2005

TABLE OF CONTENTS

Corporate Directory

Directors

Mr Stephen Jones: Executive Chairman
Ms Julie Nutting: Chief Executive Officer
Mr Bryan Dulhunty: Non Executive Director
Dr Wolf Hanisch: Non Executive Director
Assoc. Professor Darren Shafren: Non Executive Director (appointed 14 Dec 2004)
Dr Dennis Feeney: Non Executive Director (appointed 14 Dec 2004)
Mr Ronald van der Pluijm: Non Executive Director (resigned 30 Nov 2004)

Company Secretary

Mr Bryan Dulhunty

Registered and Principal Office

Level 1
82-84 Waterloo Road
North Ryde NSW 2113

Auditors

Bentleys MRI, Chartered Accountants
Level 26, AMP Place, 10 Eagle Street
Brisbane QLD 4000

Share Registry & Register

ASX Perpetual Registrars Ltd
300 Queen Street
Brisbane QLD 4000
Ph: (07) 3228 4219

Website

www.psiron.com

Contact Information

Tel: (02) 9889 1200
Fax: (02) 9889 1288
Email: investorrelation@psiron.com

Chairman's Report

For the year ended 30 June 2005

Dear Shareholder,

The 2004-5 year has seen progress in all areas of your Company.

Psiron is now a dedicated oncology company with one product in clinical trials in humans afflicted with melanoma: a significant achievement by itself.

A biotech cannot be a one product company and hope to survive and prosper and be an attractive partner to the multinational pharmas, which control the worldwide drug industry.

Thus, contemporaneously with the clinical development program the Company has also continued its research and delivered potential additional therapies that may have significance, in the treatment of breast, prostate, melanoma, colorectal, multiple myeloma and ovarian cancers.

Thus the Company not only has a lead compound in human clinical trials but also has produced a pipeline of potential oncology products which will be developed and tested in a clinical trial program.

As well, there has been underlying scientific discovery that both underpins the current virotherapy oncology business and will provide the opportunities for the extension of virotherapy into other areas of medicine.

The Company's technology and science has been and is being tested through presentations and papers by our researchers at international scientific meetings and in peer-reviewed journals. This crucible has shown that we are at the forefront of virotherapy as an oncology tool and that our science is both novel and able to withstand the harshest scrutiny.

Substantial overseas interest has been generated by our work and indeed at the time of writing the second largest member group on the share register is a Luxembourg investment fund.

There is also significant North American interest in your Company and so the Board decided it will in the near future offer Level I ADRs in the USA to broaden the interest by American investors in your Company and to allow organised exposure to that markets analysts including drug companies.

Plans for manufacture to good manufacturing practice standards are well underway. This achievement will allow a toxicology program which is being developed to initiate and development a data package suitable for Australian, USA and European regulators. Also the commencement of parallel Phase I and Phase II clinical trials in a range of cancers.

The Company expects to lodge an IND with the FDA in 2006.

The Company's other investments have performed well during the year. In particular the Phase II clinical trial of Sorafin-AD in eczema.

At the time of writing Psiron is looking to out licence the Sorafin technology. Currently interest has been shown by one of the largest drug companies in the world.

The Company's other assets, its investments in CBio Limited and Analytica Ltd, represent a very sound investment in both companies which are in the process of commercialising their respective projects.

Psiron Ltd
and its controlled entities

Chairman's Report

For the year ended 30 June 2005

InJet Digital Aerosols Limited continues to await the outcome of technical problems with the technology currently being developed by Canon. We are confident that the technology will be commercialised and that IDAL will become commercially successful.

The year in prospect will I hope produce significant increases in shareholder wealth.

Stephen Jones
Executive Chairman

Directors' Report

For the year ended 30 June 2005

In accordance with the Corporations Act 2001, the Directors of Psiron Ltd ("the Company") submit their report together with the accounts for the Company for the year ended 30 June 2005 and the consolidated accounts of the economic entity being the Company and its controlled entities for the year ended 30 June 2005.

Directors

The names and details of the Company's directors in office at the date of this report are as follows:

Mr Stephen Jones - Executive Chairman (appointed 21 November 2000)

Mr Jones is a corporate recovery and turn-around specialist. He was formally Chairman of Greyhound Pioneer Australia Ltd, a position he held from July 1996 until September 1999. Initially as CEO, he took this loss maker to its maiden profit in 1998. Previously, he turned around credit card provider International Card Systems Australia Ltd, where he took control and was Executive Chairman in 1992, leaving the Company profitable in 1994. He is Chairman of listed entities Analytica Ltd and BresaGen Ltd as well as being Chairman of CBio Limited, InJet Digital Aerosols Limited, Australian Technology Innovation Fund Limited and Australian Biofund Limited (Hong Kong). He was a former member of the Queensland Government's Innovation Council and the Bioindustries Advisory Group.

Ms Julie Nutting B Pharm MSc MBA - Chief Executive Officer (appointed 21 November 2000)

Ms Julie Nutting was appointed CEO of Psiron Ltd in December 2003. Julie has both private and public sector experience in the health care industry. Julie has extensive experience in taking projects through all phases of clinical study right through to registration and commercialization. Her technical background also includes primarily regulatory affairs and health economics.

Ms. Nutting has held senior executive positions at Sandoz Australia Pty Ltd and Covance Pty Ltd where she was responsible for submissions to the Australian and New Zealand governments for market entry of new health products. As a healthcare consultant, she has assisted companies with development programs for new products and market entry strategies.

The combination of Julie's scientific background and commercial expertise has enabled her to successfully negotiate and manage R&D projects, resulting in commercialization and licencing agreements.

Julie is also currently a non-executive director of the CRC for Asthma Ltd.

Mr Bryan Dulhunty BEc ACA - Non-Executive Director (appointed 25 July 2002)

Mr Dulhunty is a Chartered Accountant with over 25 years experience in a major international accounting firm and both large and small publicly list entries particularly in relation to emerging biotechnology companies.

Mr. Bryan Dulhunty founded CoSA Pty Ltd as an independent Company Secretarial firm specialising in the biotechnology industry in 2001. CoSA Pty Ltd provides Financial Management and Company Secretarial services to the Company.

Mr Bryan Dulhunty is a non-executive director of the listed entity Analytica Ltd. He is also a non-executive director of a InJet Digital Aerosols Limited as well as being Company Secretary for a range of other listed and non listed public companies.

Dr Wolf Hanisch - Non-Executive Director (appointed 21 November 2000)

Dr Hanisch's background is in the biotech healthcare industry in California and Australia. He has vast experience in new product and project development and commercialization and has a thorough knowledge of associated international regulatory requirements.

He was directly involved in the successful Initial Public Offering (IPO) of IDEC Pharmaceuticals Inc (now merged with Biogen) as well as having had significant exposure to a number of other IPOs through his links with the California biotechnology and venture capital community.

He has worked on the clinical development of a number of biotech drugs now approved for use worldwide including beta-Interferon (Betaseron), interleukin (Proleukin), TNF and monoclonal antibodies.

Dr Hanisch maintains close contact with the international biotechnology and pharmaceutical industry. He is CEO of CBio Limited, an Australian private biotech company currently embarking on Phase II trials for its biologic anti-inflammatory.

Assoc. Professor Darren Shafren - Non-Executive Director (appointed 14 December 2004)

Associate Professor Darren Shafren (BSc Hons I, PhD) is Associate Professor of Virology in the Faculty of Health, The University of Newcastle with over 20 years experience in basic and molecular virology. Dr Shafren is the founding inventor of the ViroTarg oncolytic virus technology to which Psiron has secured a worldwide licence.

Dr. Dennis Feeney - Non-Executive Director (appointed 14 December 2004)

Dr Dennis Feeney (MSc PhD) has worked in a variety of senior management roles in the international pharmaceutical industry for the past fifteen years at companies such as Sandoz, Marion Merrell Dow and Pharmacia. During this period, Dr Feeney has held key corporate functional responsibilities for all phases of clinical research (Phase I to Phase IV clinical research), regulatory affairs, health economics and medical services at domestic, regional and international levels. Dr Feeney is Chairman of the Scientific Advisory Board.

Company Secretary - Mr. Bryan Dulhunty BEc ACA - Non-Executive Director (appointed 25 July 2002)

Company Secretarial Services for the Company are provided by CoSA Pty Ltd, a company associated with the director, which provides specialised Company Secretarial services for the biotechnology industry.

Mr Bryan Dulhunty founded CoSA Pty Ltd in 2001 after extensive experience in a major international accounting firm and both large and small publicly listed entries.

Directors' Report

For the year ended 30 June 2005

Principal Activities

The principal activities of the economic entity during the financial year were:

- to manage and develop its in-licensed anti-cancer virotherapy asset through commencement of GMP manufacture and Phase I clinical trial activity;
- to manage and develop its wholly owned Sorafin biotechnology asset through completion of a Phase II clinical trial;
- to manage its investments in its health care businesses, being InJet Digital Aerosols Limited, CBio Limited and Analytica Ltd, and
- to offer a rights issue prospectus to its shareholders.

Operating Results

The consolidated loss of the economic entity after providing for income tax and extraordinary items amounted to $5,897,070 (2004: Profit $58,526). As described in last year's report, the reported profit was as a result of converse accounting principles.

Dividends Paid or Recommended

No dividends were paid and the Directors did not recommend a dividend to be paid.

Review of Operations

Psiron has continued its plan to build value into its projects and investments.

Virotherapy Project

In June 2004 Psiron signed an MOU with ViroTarg Pty Limited, and then announced on 4 August that a licence agreement had been signed for worldwide rights to Virotarg's anticancer therapy ("virotherapy"). Virotherapy uses viruses to target and destroy cancer cells. These viruses are known as "oncolytic viruses". ViroTarg's technology includes the use of a "wild type" or naturally-occurring virus, the Coxsackie virus, for potential use as an anticancer treatment. The Coxsackie virus (CVA21) is otherwise associated with the development of the common cold.

Under the agreement, Psiron is contracted to pay $5 million in cash and 22.5 million shares to ViroTarg against achievement of milestones. To June 30, $3 million in cash had been paid and 4 million shares issued. Psiron has been funding the continuing research and development of the technology being undertaken at the University of Newcastle under Associate Professor Darren Shafren and Dr Richard Barry. The potential therapeutic use of oncolytic viruses in a range of cancers such as melanoma, breast, prostate, ovarian, colorectal and lymphoid is being studied.

In the first months of the financial year the Company was focused on the completion of the acquisition of the licence to the virotherapy technology and on its funding. The conditions precedent were completed by the end of 2004. Subsequently the focus has been on

- commencement of a Phase I trial in end stage melanoma. Approval to conduct a trial was obtained in February 2005 and the trial is underway.
- preparation for lodgment of an application for a larger scale Phase I trial in solid tumors. Documentation for submission is in preparation.

- set-up of premises and procedures and training for manufacture of additional Phase I clinical trial stock. This will result in material for toxicology tests and further clinical trials in 2006.
- preparation of a Master Cell Bank and Master Seed Stock for virus manufacture. These are completed.
- set-up for manufacture of GMP grade Phase II clinical trial stock. The Company has a number of options for access to GMP stock in 2006.

Sorafin™ Project

Following the receipt of an AusIndustry Biotechnology Innovation Fund (BIF) in 2003 to conduct a Phase II clinical trial of Sorafin™-AD in atopic dermatitis (eczema), the Company arranged manufacture of clinical trial treatment supplies and commenced patient enrolment in March 2004. The trial was conducted at the Clinical Trial Centre at St Vincents Hospital, Sydney. It compared the efficacy and safety of Sorafin™-AD (auranofin 0.2% and mometasone furoate 0.04%), mometasone 0.1% and vehicle.

The trial results showed that Sorafin-AD was a significantly more effective treatment than placebo.

Atopic dermatitis is a chronic inflammatory skin condition characterised by an itchy red rash. Atopic eczema is very common affecting 2-3% of adults and 10-20% of children. Topical corticosteroids are the mainstays of treatment of eczema. However use of these agents can result in skin thinning and, particularly of concern in children, is the risk of hypothalamic-pituitary axis (HPA) suppression. Fear of steroid side effects also limits the extent of their use in atopic dermatitis (and other skin conditions) therefore opening a market opportunity for other safer treatments.

The Sorafin technology is the combination of synthetic gold (auranofin) and a steroid. Pre-clinical studies have shown that auranofin acts as a steroid-sparing agent. This means that the steroid concentration can be significantly reduced without impacting on the effectiveness of the treatment. Therefore the key potential benefit to patients would be the reduced potential side effects common with prolonged steroid usage in particular for chronic skin diseases such as atopic dermatitis and psoriasis.

The Company has reopened discussions with potential commercialisation partners.

Analytica Ltd

Analytica has consolidated its focus in medical devices over the past year by the acquisition of an autoburette product and the divestment of the diagnostics business. The company also advanced the retractable syringe program and applied for a patent to protect its new retractable needle invention.

This invention allows for the adaption of any syringe to a safety retractable syringe by a simple fitting of the device to existing syringes.

Analytica executed contracts in December 2004 to sell its diagnostics business to Vital Diagnostics, its exclusive distributor. This transaction was approved by shareholders in February 2005 and provided the company with an initial payment and a five year royalty in place of the declining loss making business. This also allowed the company to focus on the retractable syringe technology it had purchased in early 2004. The syringe technology was advanced from an initial 5 mL product design to a 3mL syringe with retraction mechanism able to be applied across a range of syringe sizes. The retraction system was also able to be modified to retract a needle into a dedicated housing to provide a

unique retracting needle product. The company also purchased an autoburette that provides an automatic restart on completion of delivery of its contents.

CBio Limited

During the year CBio commenced Phase IIa clinical trials in multiple sclerosis, rheumatoid arthritis and psoriasis. CBio is focused on a number of concurrent programs which are aimed at discovering the mechanism of action of chaperonin10 (Cpn10) on the innate immune response and identifying a cell surface receptor or docking partner. There is evidence that this involves toll-like receptors (TLRs). TLRs play a central role in identifying pathogens and signaling an immune response to them. However, the amplitude of this innate immune response can lead to the production of harmful levels of proteins. Cpn10 plays an integral role in modulating some of these TLR interactions.
The company is also developing successor molecules and has a sustained release program for its leading compound, Cpn10.

In April 2005 CBio was offered grant funding for the company's research and development activities under the Federal Government's Pharmaceuticals Partnership Program (P3 program). The company is entitled to receive up to $6M over four years under this grant scheme.

CBio holds a significant shareholding in BresaGen Ltd (39%) which it acquired under a Deed of Company Arrangement in 2004. Since emerging from administration last October, BresaGen has signed 10 new process development service contracts. BresaGen has also built an active pharmaceutical ingredients (API) supply business e.g. for human growth hormone. BresaGen continues to provide CBio further process development and manufacturing services for Cpn10 and other compounds. CBio's investment in BresaGen will grow as the BresaGen business moves towards profitability.

CBio continues to grow with the increase in clinical trial activity, new research being undertaken on the mechanism of action of Cpn10 and the development of a sustained release formulation. The major in-house activities of the company are discovery research, clinical science, clinical research management, quality systems and technical services.

Commercialisation discussions with several large pharmas are advancing currently.

InJet Digital Aerosols Limited (IDAL)

IDAL executed a License Agreement with Canon over its technology which allows the adaptation of inkjet printer head cartridges to that of pulmonary drug delivery devices.

Financial Performance

The balance sheet shows the consolidated shareholder's equity at $8,703,198 (2004: $8,159,907) with net current assets at $1,422,435 (2004: $2,653,926).

Psiron Ltd made a loss of $5,897,070 during the year (2004 : profit of $58,526).

This loss comprised

- expenditure on R&D of $1.8m, primarily associated with the virotherapy cancer research. Psiron expenses R&D costs and therefore it does not appear on the balance sheet.

- amortisation of intangibles ($1.7m)
- employee and administration costs ($2.4m)
- write down of investments in InJet Digital Aerosols Inc ($0.7m)
- the share of Analytica and Injet's losses due to Psiron's equity holding ($0.6m)
- cost of goods sold ($0.2m)
- depreciation ($0.1m), and
- an offset of $0.7m of revenue from grant and interest income.

Psiron will continue to spend in excess of revenues and be a cash consumer while it develops its anti-cancer business.

Total shareholders' equity at the end of the year stood at $8.7m, which comprised :

- cash and receivables of $1.9m
- investments (at cost) in CBio Limited, Analytica Ltd and Injet Digital Aerosols Limited of $3.7m
- intangible assets of $2.9m being the investment in the licence with ViroTarg Pty Ltd for the cancer project technology less amortisation.
- plant & equipment & receivables of $1.2m and
- total liabilities of $0.4m.

The Company has accumulated losses of $17m.

Deconsolidation of Analytica.

Psiron ceased consolidating Analytica Ltd's accounts from 1 December 2004. Refer to Note 14.

Future Risk

Psiron operates in a high risk, high technology environment. Risk factors include general market risks, which may be unforeseen, and risk associated with the inability of the Company to raise money in the future to continue to fund its cancer research and operations. Specific risks associated with failure of the research or technology may reduce the value of Psiron's investments, as may difficulties in prosecuting the intellectual property, through maintaining access to qualified and competent staff, or through changes in the regulatory environment, among other potential environmental risks

Significant Changes in the State of Affairs

The following significant changes in the state of affairs of the parent entity occurred during the financial year:

- In July 2004 raised $2.5m via placement to finance the acquisition of the oncology project licence.

- In August 2004, signed licence agreement signed with ViroTarg Pty Ltd for the oncolytic virus project.

- In September 2004 commenced recruitment of staff in the regulatory affairs, clinical development and virus production areas.

- In October 2004 opened 2 for 1 rights issue prospectus @ 20c per share to raise $ 10 million.

- In November 2004 and after shareholder approval at the AGM, satisfied all conditions precedent for commencement of Virotarg licence agreement.
- From December 1, 2004 Psiron ceased to consolidate the results of Analytica Ltd.
- In December 2004 appointed Assoc Prof Darren Shafren and Dr Dennis Feeney to the Board.
- In December 2004, exercise of 600,000 $1 share options in Cbio Limited.
- In January 2005, relocated Psiron's office to North Ryde.
- In February 2005 received Ethics Committee approval for Phase I clinical trial for use of CVA21 in end stage melanoma patients.
- In March 2005, reported results of first administration to humans of CVA21.
- In April 2005, appointment of Executive Chairman, Scientific Advisory Board, and Production & Regulatory Affairs Committee.
- In June 2005 received BioFirst grant from NSW government ($99,916)
- In June 2005 appointed Chief Financial Officer, Mr Greg Williams.

Likely Developments and Likely Results

Psiron will now focus on becoming a major force in the anti-cancer therapeutic area and will now seek to opportunistically realise its other biotech investments. The Company will continue to make losses as it invests in its anti-cancer business.

The Company will need to raise money to continue this rate of investment. Thus it is probable that the Company will seek institutional placements of its shares which may result in the further tightening of the Company's share register to the point where the Top 40 shareholders control in excess of 60% of the issued capital of the Company (currently 42%) which threshold the Directors are of the view is desirable from a future funding perspective and as a pricing defence to opportunistic take over moves.

The Company intends to offer a Share Purchase Plan to its shareholders.

Matters subsequent to the end of the financial year

Subsequent to the end of the year Psiron announced the successful conclusion of its Phase II clinical trial of Sorafin-AD in atopic dermatitis.

On 12th September 2005, Psiron announced a sophisticated investor placement of $2.1 million.

No other matters or circumstances have arisen since the end of the financial year, which significantly affected or may significantly affect the operations of the economic entity, the results of those operations or the state of affairs of the economic entity in subsequent financial years.

Directors' Report

Meetings of Directors

During the financial year, 12 meetings of Directors were held. Attendances were:

	Directors' Meetings Eligible to attend	Directors' Meetings attended
Mr Stephen Jones (Executive Chairman)	12	12
Ms Julie Nutting (CEO)	12	12
Mr Bryan Dulhunty	12	12
Dr Wolf Hanisch	12	12
Assoc Professor Darren Shafren	6	6
Dr Dennis Feeney	6	6
Mr Ronald van der Pluijm	4	2

REMUNERATION REPORT

This report details the nature and amount of remuneration for each Director of Psiron Ltd and for the executives receiving the highest remuneration.

Remuneration Policy

The Company's policy for determining the nature and amount of emoluments of board members and senior executives of the Company is to pay rates commensurate necessary to attract and retain the superior skills required to grow an early stage research and development company into a significant international company.

Directors and Specified Executives

The Directors of Psiron Ltd at any time during the financial year were Mr Stephen Jones (Executive Chairman), Ms Julie Nutting (CEO), Mr Bryan Dulhunty (Non-Executive director), Dr Wolfgang Hanisch (Non-Executive director), Mr Ronald van der Pluijm (Non-Executive director) (resigned 30th November 2004), Associate Professor Darren Shafren (Non-Executive Director appointed 14 December 2004), Dr Dennis Feeney (Non-Executive Director appointed 14 December 2004).

Non-Executive Director remuneration

The Board policy is to remunerate non-executive directors at a level that provides the Company with the ability to attract and retain directors with the experience and qualifications appropriate to the development strategy of the Company's Intellectual Property. The Board determines payments to the non executive directors based on market practice, duties and accountability. The fees for non-executive Directors are not linked to the performance of the Company, however, to align directors interests with shareholder interests, the Directors are encouraged to hold shares in the Company.

Executive Director remuneration

The Board policy is to remunerate executive directors at a level that provides the Company with the ability to attract and retain directors with the experience and qualifications appropriate to the development strategy of the Company's Intellectual Property.

The executive director is Ms Julie Nutting (Chief Executive Officer). Ms Nutting is employed on a salary of $285,000 pa plus superannuation. Ms Nutting's employment contract provides for a

REMUNERATION REPORT (continued)

termination payout of 8 months salary. The Company does not at this time provide any bonus or incentive scheme, as the Board believes the current equity holdings are sufficient to provide the necessary incentive to work to grow long term shareholder value. This is reflected in the exercise prices associated with Ms Nutting's option package.

There were no other specified executives for Psiron Ltd at any time during the year, except for Mr Greg Williams, Chief Financial Officer. Other executive roles were carried out by Directors.

Directors' Remuneration:

2005	Directors' Fees	Consulting (i)	Salary	Superannuation	Deemed value of options (ii)	Total
Mr S Jones						
Psiron Ltd	67,083	69,900	-	6,037	-	143,020
Analytica Ltd	20,833	34,500	-	4,500	-	59,833
IDAL Ltd	33,333	7,500	-	3,000	-	43,833
Ms J Nutting						
Psiron Ltd	-	-	275,167	24,178	425,000	724,345
Analytica Ltd	9,019	-	-	787	-	9,806
Mr B Dulhunty						
Psiron Ltd	45,416	-	-	4,087	-	49,503
Analytica Ltd	14,583	-	-	3,150	-	17,733
IDAL Ltd	23,333	-	-	2,100	-	25,433
Dr W Hanisch						
Psiron Ltd	45,416	12,600	-	4,087	165,000	227,103
Analytica Ltd	12,152	-	-	2,625	-	14,777
Mr R van der Pluijm						
Psiron Ltd	9,019	-	-	787	-	9,806
Analytica Ltd	299,756	-	-	26,978	-	326,734
IDAL Ltd	23,333	7,100	-	2,100	-	32,533
Assoc Prof D Shafren						
Psiron Ltd	27,083	-	-	2,437	220,000	249,520
Dr D Feeney						
Psiron Ltd	27,083	37,500	-	2,437	-	67,020

REMUNERATION REPORT (continued)

Executive Management

2005	Directors' Fees	Consulting (i)	Salary	Superannuation	Deemed value of options (ii)	Total
Mr G Williams	-	-	8,884	800	-	9,684
Note that Mr Williams' full year salary package is $180,000.						
Total	657,442	169,100	284,051	90,090	810,000	2,010,683
2004						
Mr S Jones						
Psiron Ltd	50,000	3,000	-	4,500	270,000	327,500
Analytica Ltd	50,000	13,500	-	4,500	-	68,000
IDAL Ltd	50,000	12,000	-	4,500	-	66,500
Ms J Nutting						
Psiron Ltd	14,583	50,670	145,833	14,438	-	225,524
Analytica Ltd	35,000	7,920	-	3,150	-	46,070
Mr B Dulhunty (i)						
Psiron Ltd	35,000	-	-	3,150	-	38,150
Analytica Ltd	35,000	-	-	3,150	-	38,150
IDAL Ltd	35,000	-	-	3,150	-	38,150
Dr W Hanisch						
Psiron Ltd	35,000	-	-	3,150	-	38,150
Analytica Ltd	35,000	(2,250)	-	3,150	-	35,900
IDAL Ltd	28,132	-	-	2,532	-	30,664
Mr R van der Pluijm						
Psiron Ltd	20,417	-	104,167	13,088	-	137,672
Analytica Ltd	-	-	145,833	13,125	-	158,958
IDAL Ltd	26,250	30,000	-	2,362	-	58,612
Total	449,382	114,840	395,833	77,945	270,000	1,308,000

i) Consultancy fees are paid on normal commercial terms

ii) Deemed value of Options: The Shareholders approved the grant of these options at the 18 November 2004 Annual General Meeting.

REMUNERATION REPORT (continued)

The accounting standards require the calculation of the deemed value to be based on the period of time between the grant date of the options and their vesting date. As a result the full deemed value of these options are reflected in this years disclosure. Deemed value of options has been calculated in accordance with ASIC recommendations. The value of the options is based on the deemed value of options on the grant date and have been valued using a Black-Scholes pricing model, which takes account of factors including the option exercise price, the current level and volatility of the underlying share price, the risk free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option. The cost of these options has been calculated by reference to the period between grant date and vesting date and then amortised over that period.

The deemed value of options granted are as follows

	No. Granted	Grant Date	No. Vesting	Deemed Value $	% of Remuneration
Julie Nutting	3,500,000	18 Nov 04	3,500,000	425,000	58%
Darren Shafren	2,000,000	18 Nov 04	2,000,000	220,000	88%
Ijong Pty Ltd (i)	1,500,000	18 Nov 04	1,500,000	165,000	64%

(i) A company associated with Dr W Hanisch.

Shareholdings:

The following table sets out each Director's relevant interest in securities of the Company or a related body corporate at the date of this report.

Ordinary Shares	Balance 30/6/04	(Sold)	Options exercised	Balance 30/6/05
Mr S Jones	416,667	-	166,667	583,334
Dr W Hanisch	-	-	-	-
Ms J Nutting	-	-	-	-
Assoc Professor D Shafren	-	-	-	1,024,000
Dr D Feeney	-	-	-	-
Mr R van der Pluijm	504,667		50,000	554,667
Mr B Dulhunty	-	-	500,000	500,000
Total	921,334	-	716,667	2,662,001

REMUNERATION REPORT (continued)

Non Listed Option Holdings	Opening Balance	Issued during year	Exercised during year	Expired during year	Closing Balance	Expiry Date	Exercise Price
Mr S Jones	1,083,333	-	166,667	-	916,666	31 Dec 2005	$0.1200
Perfume Only Pty Ltd (1)	50,000	-	50,000	-	-	12 Aug 2004	$0.1952
Perfume Only Pty Ltd (1)	250,000	-	-	250,000	-	12 Aug 2004	$0.3952
Perfume Only Pty Ltd <Tiger Trust>(1)	500,000	-	-	-	500,000	6 Dec 2006	$0.0552
Perfume Only Pty Ltd <Tiger Trust>(1)	500,000	-	-	-	500,000	6 Dec 2006	$0.1752
DFCT Pty Ltd (2)	500,000	-	-	-	500,000	6 Dec 2006	$0.1752
DFCT Pty Ltd (2)	500,000	-	500,000	-	-	6 Dec 2006	$0.0552
DFCT Pty Ltd (2)	500,000	-	-	-	500,000	6 Dec 2006	$0.1152
Ijong Pty Ltd (3)	-	1,500,000	-	-	1,500,000	18 Nov 2006	$0.12
Assoc Prof Darren Shafren	-	2,000,000	-	-	2,000,000	18 Nov 2009	$0.1924
Ms J Nutting	-	1,500,000	-	-	1,500,000	18 Nov 2006	$0.12
Mr J Walsh	-	1,000,000	-	-	1,000,000	28 Dec 2007	$0.1924
Ms J Nutting	-	1,000,000	-	-	1,000,000	18 Nov 2009	$0.30
Ms J Nutting	-	1,000,000	-	-	1,000,000	18 Nov 2009	$0.40
Total	**3,883,333**	**8,000,000**	**(716,667)**	**(250,000)**	**10,916,666**		

(1) An entity associated with Mr Ron van der Pluijm

(2) An entity associated with Mr B Dulhunty

(3) An entity associated with Dr W Hanisch

All options were issued free of charge, have vested and are exercisable at any date up to the expiry date. No amounts remain unpaid from options exercised in the year.

Directors' and Auditors' Indemnification

During the last month of the financial year the Company has taken out Directors and Officers Liability Insurance retroactive to 6th October 2004.

The policy

- indemnifies the Company for the wrongful act of a Director or Officer
- reimburses the Company in respect of legal expenses incurred by Directors and Officers in

In both instances the limit of indemnity is $5 million.

Directors' Interest and Benefits

No Director has since or during the financial year received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by Directors shown in the accounts or received as the fixed salary of a full time employee of the economic entity) by reason of a contract made with the Director, with a firm of which he is a member, or with an entity in which he has a substantial financial interest by the Company of an entity that the Company controlled, or a body corporate that was related to the Company when the contract was made or when the Director received or became entitled to receive the benefit.

Non-Audit Services

The Board of Directors is satisfied that the provision of non-audit services by auditors during the year is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

No fees were charged in the current year for non-audit services provided by the auditors.

Signed in accordance with a resolution of the Directors

Stephen Jones
Executive Chairman

Dated: 12 September 2005

Corporate Governance Statement

For the year ended 30 June 2005

Unless disclosed below, all the best practice recommendations of the ASX Corporate Governance Council have been applied for the entire financial year ended 30 June 2005.

Board Role: The Board is responsible for the oversight of the Company, including its control and accountability systems, input and approval of corporate strategy and performance objectives, reviewing and approving systems of risk management, internal compliance and control and ensuring appropriate resources are available, monitoring senior managements performance and implementation of strategy and approving and monitoring financial and other reporting.

Board Composition: The skills, experience and expertise relevant to the position of each Director who is in office at the date of the annual report and their term of office are detailed in the Director's report.

At the date of this report the Board comprised six directors. No directors are deemed independent.

Directors are deemed not to be independent due to the following factors:

- Mr S Jones (Chairman) is an Executive Chairman and is not independent due to his executive role. Mr Jones is also Chairman of Analytica Ltd, CBio Limited and InJet Digital Aerosols Limited: companies in which Psiron has substantial investments.

- Dr Wolfgang Hanisch while a non executive director is the Managing Director of CBio Limited and was formally a non-executive director of both Analytica and InJet Digital Aerosols Limited, in all of which the Company has substantial investments.

- Prof. Darren Shafren is not independent due to his relationship with Virotarg Intellectual Property.

- Dr Feeney is not independent due to consulting fees charged to the Company.

- Mr Bryan Dulhunty is not deemed independent due to the company with which he is associated provides services to the Company.

- Ms Julie Nutting is not independent due to her executive role as CEO.

The Board is of the view that the Board's current composition serves the interests of shareholders for the following reasons:

- The Company's investments are principally in cutting edge technology in early stage development. The Board composition is driven by the founders and chief scientific specialists in these areas.
- Dr Feeney's fees cover his role as Chairman of the independent Scientific Advisory Board and so are not related to an executive role.
- Due to changes to the internal structure of the Company during the year fees paid to a company associated with Mr Bryan Dulhunty are expected to be substantially reduced during the year and Mr Bryan Dulhunty is expected to be judged independent in the future.
- After considering the needs of the Company at this time and procedures put in place, it is the view of the Board that it is not in the interests of shareholders to change the current composition of the Board at this present time.

- All Directors have agreed not to participate in any decision in which they are conflicted. In the case of Directors who are also directors of CBio this would apply where, in the view of the board, CBio's interests are, or could potentially be in conflict with those of other shareholders.

Independent directors have the right to seek independent professional advice at the Company's expense in the furtherance of their duties as directors. Written approval must be obtained from the Chairman prior to incurring any expense on behalf of the Company.

Nomination Committee: The Board has not established a nomination committee. The Board has formed the view, given the Company's size and structure that it is more efficient for the Board as a whole to deal with matters that would otherwise be dealt with by a nomination committee.

Trading policy: The Company's policy regarding directors and employees trading in its securities is set by the Board. The policy restricts directors and employees from acting on material information until it has been released to the market and adequate time has been given for this to be reflected in the securities price.

Audit Committee: An Audit Committee was formed on 4th April 2005. It comprises the Chairman, Mr Bryan Dulhunty and the Chief Financial Officer, Mr Greg Williams. Whilst the members of this Committee are not independent as outlined under the Board Composition section of this report, the Board has formed the view, given the Company's size and structure that this committee is able to independently review the financial affairs of the Company.

In addition the Board has taken steps to safeguard the integrity of its financial reports.

- The Board reviews regular periodic management reports and has the opportunity to discuss these reports at regular board meetings,

- The Chairman discusses the annual financial report with the auditors in the absence of executive directors to provide an open and frank discussion of any issue or concern the auditors may have.

Risk oversight and management: The Company is a biotechnology entity at the initial stages of intellectual property development. The investment risk profile of the Company is high and investments in this Company are considered speculative.

The Company does not have formal written policies on risk oversight and management. However, as a matter of practice, the Board is responsible for risk oversight and management. Day to day responsibility is delegated to the Chief Executive Officer.

The Chief Executive Officer is responsible for

- Identification of risk
- Monitoring risk
- Communication of risk events to the Board; and
- Responding to risk events, with board authority.

To assist the Board with its responsibility for risk oversight it has established two committees

- an independent Scientific Advisory Board to be convened by Dr Dennis Feeney to advise the Chairman
- a Regulatory Affairs committee to advise the Chairman on Production and regulatory affairs matters. This Committee is convened by Dr Wolf Hanisch and comprises Dr Feeney and Dr Meera Verma (Dr Meera Verma is not associated with the Company).

The Board defines risk to be any event that, if it occurs, will have a material impact on the ability of the Company to achieve its objectives. Risk is considered across the financial, operational and organisational aspects of the Company's affairs.

Given its early stage of development, the financial and organisational risks are considered low, as there are simple financial and organisational structures in place. Success of the Company is dependent upon successful development of the Company's Intellectual Property.

Performance Evaluation: The Board has not conducted a formal annual performance review this financial year. As the Board was significantly restructured during the year to reflect the skills required to develop its newly acquired Virotarg Intellectual Property it was not deemed appropriate to conduct a formal review at this time. The Board is aware that the success of the Company is dependent of the performance of the board and key executives. As such the Chairman has regular contact with directors on individual and group bases to discuss and revise the goals and objectives of the Company.

Remuneration Policies: The Board has not established a remuneration committee. The Board has formed the view, given its size and structure that it is more efficient for the board as a whole to deal with matters that would otherwise be dealt with by a remuneration committee.

The amount of remuneration paid to all directors and executives including all monetary and non-monetary components are detailed in the Remuneration Report section of the Directors Report.

The Board expects that the remuneration structure implemented will result in the Company being able attract and retain the best executives. The Company, with shareholder approval, has granted options over ordinary shares in the Company to directors and senior executives to ensure that directors, executives and shareholder interests are aligned.

There are no schemes for retirement benefits other than statutory superannuation for non-executive directors.

Other information: Further information relating to the Company's corporate governance practices and policies has been made available on the Company's website.

Auditor's Declaration
For the year ended 30 June 2005

AUDITOR'S INDEPENDENCE DECLARATION
UNDER SECTION 307C OF THE CORPORATIONS ACT 2001
TO THE DIRECTORS OF PSIRON LTD

I declare that, to the best of my knowledge and belief, during the year ended 30 June 2005 there have been:

(i) no contraventions of the auditor independence requirements as set out in the *Corporations Act 2001* in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.

Bentleys MRI
Brisbane Partnership
Chartered Accountants

R J Forbes
Partner

12th September 2005

Brisbane

Psiron Ltd
and its controlled entities

Statement of Financial Performance
for the year ended 30 June 2005

	Note	Economic Entity		Parent Entity	
		2005	**2004**	**2005**	**2004**
		$	$	$	$
Sales Revenue		419,233	953,258	514	-
Other revenue	2a	283,479	199,504	270,703	369,816
Total Income		**702,712**	**1,152,762**	**271,217**	**369,816**
Cost of goods sold		224,058	451,808	-	-
Research and Development costs		1,815,823	450,722	1,682,064	360,542
Borrowing costs - other persons		-	1,287	-	1,287
Amortisation of Intangibles		1,680,387	1,114,800	867,887	-
Amortisation of Leasehold improvements		11,825	27,084	-	-
Write down of investments		704,200	-	704,200	-
Depreciation		97,961	23,948	88,297	1,958
Employee and administration costs		2,469,017	2,171,412	1,771,862	914,688
Total Expenses	2b	**7,003,271**	**4,241,061**	**5,114,310**	**1,278,475**
Share of net (losses) of associate accounted for using the equity method	2c	(640,057)	(41,016)	-	-
Profit/(Loss) from ordinary activities before income tax		**(6,940,616)**	**(3,129,315)**	**(4,843,093)**	**(908,659)**
Income tax expense	3	-	-	-	-
Profit/(Loss) from ordinary activities after income tax		**(6,940,616)**	**(3,129,315)**	**(4,843,093)**	**(908,659)**
Loss attributable to outside equity interests		1,043,546	3,187,841	-	-
Profit/(Loss) attributable to members of the parent entity	14	**(5,897,070)**	**58,526**	**(4,843,093)**	**(908,659)**
Share issue costs		-	-	-	-
Total changes in equity other than those resulting from transactions with owners as owners attributable to Psiron Ltd		**(5,897,070)**	**58,526**	**(4,843,093)**	**(908,659)**
Basic Earnings (loss) per share	4	(0.05)	0.001		
Diluted Earnings (loss) per share	4	(0.05)	0.001		

The accompanying notes form part of these financial statements.

Psiron Ltd
and its controlled entities

Statement of Financial Position
as at 30 June 2005

	Note	Economic Entity		Parent Entity	
		2005	2004	2005	2004
		$	$	$	$
Current Assets					
Cash assets	5	1,407,774	2,037,411	1,407,774	301,961
Receivables	6	447,819	1,197,867	447,819	160,111
Inventories	7	-	224,659	-	-
Total Current Assets		**1,855,593**	**3,459,937**	**1,855,593**	**462,072**
Non-Current Assets					
Plant & equipment	8	664,666	134,979	664,666	4,262
Receivables	6	56,298	21,864	56,298	21,864
Investments	9	3,658,086	1,448,143	4,650,000	4,750,000
Intangible assets	10	2,901,713	3,900,995	2,901,713	-
Total Non-Current Assets		**7,280,763**	**5,505,981**	**8,272,677**	**4,776,126**
Total Assets		**9,136,356**	**8,965,918**	**10,128,270**	**5,238,198**
Current Liabilities					
Payables	11	365,789	667,481	365,789	336,739
Provisions	12	67,369	138,530	67,369	56,819
Total Current Liabilities		**433,158**	**806,011**	**433,158**	**393,558**
Total Liabilities		**433,158**	**806,011**	**433,158**	**393,558**
Net Assets		**8,703,198**	**8,159,907**	**9,695,112**	**4,844,640**
Equity					
Parent Entity Interest					
Contributed Equity	13	25,903,550	16,209,985	25,903,550	16,209,985
Accumulated losses	14	(17,200,352)	(12,787,937)	(16,208,438)	(11,365,345)
		8,703,198	3,422,048	**9,695,112**	4,844,640
Outside Equity Interest					
Contributed Equity		-	9,192,128	-	-
Accumulated losses		-	(4,454,269)	-	-
		-	4,737,859	-	-
Total Equity		**8,703,198**	**8,159,907**	**9,695,112**	**4,844,640**

The accompanying notes form part of these financial statements.

Psiron Ltd
and its controlled entities

Statement of Cash Flows
for the year ended 30 June 2005

	Note	Economic Entity		Parent Entity	
		2005 $	2004 $	2005 $	2004 $
Cash Flows from Operating Activities	15				
Receipts from customers		628,126	1,318,937	172,124	124,518
Payments to suppliers and employees		(4,591,823)	(3,428,713)	(3,556,706)	(1,363,471)
Interest received		119,472	37,012	106,696	33,603
Borrowing costs and interest		-	(1,287)	-	(1,287)
Net cash provided by/ (used in) operating activities		**(3,844,225)**	**(2,074,051)**	**(3,277,886)**	**(1,206,637)**
Cash Flows from Investing Activities					
Investment in non-listed entity					
- InJet Digital Aerosols Inc		(244,200)	(230,000)	(244,200)	(230,000)
- Brewer Retractable Technologies Pty Ltd		-	(499,766)	-	-
Investment in associated company					
- InJet Digital Aerosols Ltd		-	(189,159)	-	(189,159)
- CBio Limited		(600,000)	-	(600,000)	-
Investment in IP					
- Virotarg		(3,000,000)	-	(3,000,000)	-
- Burette		(60,000)	-	-	-
Other					
Disposal of controlled entity		(1,270,761)	-	-	-
Security deposit		(56,298)	-	(56,298)	-
Payments for property, plant and equipment		(639,767)	(16,413)	(639,767)	(2,564)
Net cash provided (used in) investing activities		**(5,871,026)**	**(935,338)**	**(4,540,265)**	**(421,723)**
Cash Flows from Financing Activities					
Proceeds from Share Issue		9,479,655	4,009,591	9,318,005	1,247,600
Costs of fund raising		(394,041)		(394,041)	
Loan to controlled entity		-	-	-	32,861
Net cash provided by/ (used in) financing activities		**9,085,614**	**4,009,591**	**8,923,964**	**1,280,461**
Net (decrease)/ increase in cash held		**(629,637)**	**1,000,202**	**1,105,813**	**(347,899)**
Cash at the beginning of the year		2,037,411	1,037,209	301,961	649,860
Closing cash at the end of the year	5	**1,407,774**	**2,037,411**	**1,407,774**	**301,961**

The accompanying notes form part of these financial statemen

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This financial report is a general-purpose financial report that has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001. The financial report has been prepared on the accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets.

Cost is based on the fair values of the consideration given in exchange for assets. The accounting policies have been consistently applied, unless otherwise stated.

The following is a summary of the material accounting policies adopted by the economic entity in the preparation of the financial report.

The financial report covers the economic entity of Psiron Ltd and controlled entities, and Psiron Ltd as an individual parent entity. Psiron is a listed public company, incorporated and domiciled in Australia.

Going Concern

The financial report for the year ended 30 June 2005 is prepared on a going concern basis. The Company's forward cash flow projections currently anticipate an excess of cash outflows over inflows and currently available cash from operating activities. The raising of additional cash funds through the issuance of debt and / or equity instruments is likely to be required to fund the cash deficiency. Should fund raising activities not produce sufficient funds, the company may not be able to pay its debts and commitments as and when they fall due and may be required to realise assets and extinguish liabilities other than in the normal course of business and at amounts different from those stated in the financial statements.

a) Principles of Consolidation

A controlled entity is any entity controlled by Psiron Ltd. Control exists where Psiron Ltd has the capacity to dominate the decision making in relation to the financial and operating policies of another entity so that the other entity operates with Psiron Ltd to achieve the objectives of Psiron Ltd.

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation.

Where controlled entities have entered or left the economic entity during the year, their operating results were included from the date control was obtained or until the date control ceased.

Outside interests in the equity and results of controlled entities are shown as a separate item in the consolidated financial report.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b) Income Tax

The economic entity adopts the liability method of tax-effect accounting whereby the income tax expense is based on the profit from ordinary activities adjusted for any permanent differences.

Timing differences, arising due to the different accounting periods in which items of revenue and expense are included in the determination of accounting profit and taxable income, are brought to account as either a provision for deferred income tax or an asset described as future income tax benefit at the rate of income tax applicable to the period when the benefit will be received or the liability will become payable. Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit. The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and anticipates the economic entity will derive sufficient future assessable income enabling the benefit to be realised and comply with the conditions of deductibility imposed by the law.

c) Inventories

Inventories are measured at the lower of cost and net realisable value. The cost of manufactured products includes direct materials, direct labour and an appropriate portion of variable and fixed overheads. Overheads are applied on the basis of normal operating capacity. Costs are assigned on the basis of weighted average costs.

d) Property, Plant and Equipment

Each class of property, plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation. The carrying amount of property, plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows, received from the assets' employment and subsequent disposal. The expected net cash flows were not discounted to their present values in determining recoverable amounts.
The depreciable amount of all fixed assets is depreciated on a straight-line basis over their useful lives to the economic entity commencing from the time the asset is held ready for use. Leasehold improvements are amortised over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.
The depreciation rates for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Leasehold Improvements	20%
Plant & Equipment	20 – 40%

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e) Other Financial Assets

Non-current investments
Non-current investments are carried at cost or at directors' valuation. The carrying amount of investments is reviewed annually by directors to ensure it is not in excess of the recoverable amount of these investments. The recoverable amount is assessed from the underlying net assets of non-listed investments. The expected net cash flows from investments were not discounted to their present value in determining the recoverable amounts.

Research and Development Expenditure
Research and development costs are charged to profit from ordinary activities before income tax as incurred or deferred where it is expected beyond any reasonable doubt that sufficient future benefits will be derived so as to recover those deferred costs.

f) Intangibles

Patents and Trademarks

Patents and trademarks are valued in the accounts at cost of acquisition and amortised over the period of expected realisation of their benefits where there is certainty of future economic benefit.

Intellectual Property

Intellectual Property has been brought to account at Directors' valuation less a discount on acquisition arising from the purchase of a controlling interest in Analytica Ltd. The valuation was based on the expected net cash flows received from the assets employment. The expected net cash flows have been discounted to their present values. No capital gains tax has been taken into account in determining revalued amounts. Amortisation of Intellectual Property commences in the month following acquisition.

On the 4th August 2004, Psiron signed a world-wide licence agreement with Virotarg Pty Ltd and its major shareholders, The University of Newcastle Research Associates (TUNRA) Ltd and SciCapital Pty Ltd. Psiron will secure the intellectual property and patents relating to the project with the total acquisition cost of $5 million in cash and 22.5 million shares to be paid against agreed milestones.

The licence agreement, which will focus Psiron as a leading anti-cancer biotechnology company, covers the ongoing development of Virotarg's technology, relating to the use of oncolytic viruses ("virotherapy") for the treatment of a range of different cancers.

g) Foreign Currency Transactions and Balances

Foreign currency transactions during the year are converted to Australian currency at the rates of exchange applicable at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted at the rates of exchange ruling at that date. The gains and losses from conversions of short-term assets and liabilities, whether realised or unrealised, are included in operating profit before income tax as they arise.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h) Employee Benefits

Provision is made for the economic entity's liability for employee benefits arising from services rendered by employees to the reporting date. Employee benefits expected to be settled within one year together with benefits arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amounts on remuneration rates which are expected to be paid when the liability is settled. Other employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits. Contributions are made by the economic entity to employee superannuation funds and charged as expenses when incurred.

The Company operates an employee share scheme. Profits and losses incurred by employees, being the difference between the market value and the purchase price of the underlying share, are not recorded by the Company as remuneration paid to employees.

i) Cash

For the purposes of the statement of cash flows, cash includes:
- cash at call and at call deposits with banks or financial institutions, net of bank overdrafts
- investments in money market instruments with less than 14 days to maturity.

j) Comparative Figures

Where required by Accounting Standards, comparative figures have been adjusted to conform with changes in presentation for the current financial year.

k) Revenue

Revenue from the provision of services or the sale of goods is recognised upon the delivery of the services and goods to customers. All revenue is stated net of the amount of goods and services tax (GST).

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

l) Adoption of Australian Equivalents to International Financial Reporting Standards

The Company is in the process of transitioning its accounting policies and financial reporting from current Australian Accounting Standards (AGAAP) to Australian equivalents of International Financial Reporting Standards (AIFRS) that will be applicable for the financial year ended 30 June 2006.

Set out below are the key areas where accounting policies are expected to change on adoption of AIFRS and our best estimate of the quantitative impact of the changes on the total equity as at the date of the transition and 30 June 2005 and on Net Profit for the year ended 30 June 2005. The figures disclosed are management's best estimate of the quantitative impact of the changes as at the date of preparing the 30 June 2005 financial report. The actual effects of the transition to AIFRS may differ from the estimates disclosed due to (a) ongoing work being undertaken to

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

determine precise numbers (b) emerging accepted practices in the interpretation and application of AIFRS and UIG interpretations.

- Estimate of effect on Total Equity : Adoption of AIFRS is not expected to have any material effect on the recorded value of Total Equity.
- Estimate of effect on Net Profit / (Loss) : Adoption of AIFRS is not expected to have any material effect on the recorded value of Net Profit / (Loss).

It is however noted that

- Under AASB136 *Impairment of Assets*, the recoverable amount of an asset is determined as the higher of net selling price and value in use. The group's current policy is to determine the recoverable amount of an asset on the basis of cash flows. It is likely that this change in accounting policy will lead to impairment being recognized more often.
- Under AASB 2 *Share based Payments*, the company would recognize the fair value of options granted to employees as remuneration as an expense on a *pro rata* basis over the vesting period in the income statement with a corresponding adjustment to equity. Share-based payment costs are not recognized. The impact of AASB 2 Share Based Payments on the 2005 financial report is difficult to quantify due to the fact that it will be a function of future events, namely, the quantity and value of options at a future time.

2 PROFIT/(LOSS) FROM ORDINARY ACTIVITIES

	Economic Entity		Parent Entity	
	2005	**2004**	**2005**	**2004**
	$	**$**	**$**	**$**
Profit/(Loss) from ordinary activities before income tax has been determined after				
a) Revenues				
Licence fee	-	10,000	-	-
Management fee from controlled entity	-	-	-	65,085
Other income – Sorafin BIF Grant	73,174	152,493	73,174	152,493
Sorafin BioFirst Grant	90,833	-	90,833	-
Interest Income				
- controlled entities	-	-	-	118,635
- other parties	119,472	37,011	106,696	33,603
	283,479	199,504	270,703	369,816

Notes to the Financial Statements

For the year ended 30 June 2005

2. PROFIT/(LOSS) FROM ORDINARY ACTIVITIES	Economic Entity		Parent Entity	
	2005 $	2004 $	2005 $	2004 $
b) Expenses				
Operating lease rentals	82,404	86,533	-	-
Remuneration of the auditor of the parent entity				
- auditing and reviewing the financial reports	30,050	37,250	21,050	18,750
- other services	-	1,400	-	-
c) Share of net profits/(losses) of associated accounted for using the equity method				
Share of profit/(loss)	(640,057)	20,777	-	-
Prior year shortfall carried forward to 2004	-	(61,793)	-	-
Share of net (loss)	(640,057)	(41,016)	-	-

3. INCOME TAX

	Economic Entity 2005 $	Economic Entity 2004 $	Parent Entity 2005 $	Parent Entity 2004 $
The prima facie tax on the profit/(loss) from ordinary activities before income tax is reconciled to the income tax as follows:				
Prima facie tax payable on profit/(loss) from ordinary activities before income tax at 30%	(2,082,184)	17,557	(1,453,086)	(272,598)
Add Tax effect of:				
- non deductible write down of investment				
- non deductible legal fees	211,260	-	211,260	-
- non deductible amortisation of intellectual property	504,116	334,440	260,336	-
- non deductible gain on transfer of accumulated loss arising from dilution in holding of subsidiary company	-	(291,054)	-	-
- non deductible share of equity accounted loss	192,017	12,304	-	-
- non deductible legal fees	54,817	-	54,817	-
Future Income tax benefit (recognize)/ not recognized	(1,119,974)	(73,247)	(926,673)	272,598
Income tax benefit attributable to loss from ordinary activities before income tax	-	-	-	-

The Directors estimate the potential future income tax benefit at 30 June 2005 in respect of tax losses not brought to account for the economic entity is $5,834,517 and for the parent entity $5,834,517.

INCOME TAX

This benefit for tax losses will only be obtained if:

(i) the economic entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from deductions for the losses to be realised;
(ii) the economic entity continues to comply with the conditions for deductibility imposed by tax legislation; and
(iii) no changes in tax legislation adversely affect the economic entity in realising the benefit from the deductions for the losses.

	Economic Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$
Franking Account				
Balance of franking account at year end	-	-	-	-
4. EARNINGS PER SHARE				
Basic earnings (loss) per share	(0.05)	0.001		
Diluted earnings (loss) per share	(0.05)	0.001		
Income and share data used in the calculations of basic and diluted earnings per share				
Net Profit/(Loss)	(5,897,070)	58,526		
Weighted average number of ordinary shares on issue in the calculation of basic earnings per share	122,673,128	89,770,931		
Effect of dilutive securities	6,279,452	6,470,273		
Adjusted weighted average number of Ordinary shares and potential ordinary shares used in calculating diluted earnings per share	128,952,580	96,241,204		
5. CASH ASSETS				
Cash at Bank	639,305	1,775,652	639,305	40,202
Short-Term Investments	768,469	261,759	768,469	261,759
	1,407,774	2,037,411	1,407,774	301,961

Notes to the Financial Statements
For the year ended 30 June 2005

	Economic Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$
6. RECEIVABLES				
Current				
Trade debtors	565	112,303	565	-
Share Issue Receivable	-	879,720	-	-
Other receivables	447,254	205,844	447,254	160,111
	447,819	1,197,867	447,819	160,111
Non-Current				
Loan to subsidiary	-	-	-	-
Other receivables	56,298	21,864	56,298	21,864
	56,298	21,864	56,298	21,864
7. INVENTORIES				
Inventories at cost				
- Raw materials	-	179,765	-	-
- Work in Progress	-	36,905	-	-
- Finished Goods	-	7,989	-	-
	-	224,659	-	-
8. PLANT AND EQUIPMENT				
Plant & Equipment - at Cost	755,051	160,030	755,051	32,543
Less: Accumulated Depreciation	(90,385)	(90,697)	(90,385)	(28,281)
	664,666	69,333	664,666	4,262
Leasehold Improvements - at Cost	-	135,482	-	-
Less: Accumulated Amortisation	-	(69,836)	-	-
	-	65,646	-	-
Total Property, Plant & Equipment	664,666	134,979	664,666	4,262

8. PLANT AND EQUIPMENT (continued)

Reconciliation of the carrying amounts at the beginning and end of the current and previous financial year

	Economic Entity		Parent Entity	
	2005	**2004**	**2005**	**2004**
	$	$	$	$
Plant, equipment at cost				
Carrying amounts at beginning	69,333	76,869	4,262	3,656
Additions	749,677	16,412	749,677	2,564
Disposals at WDV	(976)	-	(976)	-
Deconsolidation of Analytica	(65,071)	-	-	-
Depreciation expense	(88,297)	(23,948)	(88,297)	(1,958)
Balance at end of year	664,666	69,333	664,666	4,262
Leasehold Improvements at cost				
Carrying amounts at beginning	65,646	92,730	-	-
Deconsolidation of Analytica	(65,646)	-	-	-
Amortisation expense	-	(27,084)	-	-
Balance at end of year	-	65,646	-	-
9. (a) INVESTMENTS at cost				
Investment in unlisted entity				
- CBio Ltd (5.8% ownership interest)	1,200,000	600,000	1,200,000	600,000
- InJet Digital Aerosols Inc (45.0% ownership interest)	704,200	700,000	704,200	700,000
Provision for diminution in value	(704,200)	-	(704,200)	-
Investment in equity accounted associates				
- InJet Digital Aerosols Ltd (IDAL)	116,786	148,143	500,000	500,000
- Analytica Ltd	2,341,300	-	2,950,000	2,950,000
	3,658,086	1,448,143	4,650,000	4,750,000

The Directors have reviewed the carrying value of the investments and believe they are fairly valued.

CBio Limited (5.8% ownership interest) is a biotech development company based in Queensland. It is developing technology based on chaperonin 10.

9. (a) INVESTMENTS at cost (continued)

InJet Digital Aerosols Limited (IDAL) (45% ownership interest) have an interest in intellectual property relating to the administration of drugs via inhalation using inkjet printer cartridge technology. IDAL has a licence agreement with Canon Inc of Japan for its seven patent families. The agreement gives Canon worldwide exclusive rights to develop and commercialise the technology, for which IDAL has received an upfront payment and it is entitled to royalties on future commercialisation of the product by Canon. Under the agreement Canon is responsible for completing the development, clinical trialing and regulatory approval necessary to get the technology to market.

Analytica Ltd (28.2% ownership interest) In November 2004 the structure of the Analytica Ltd Board of Directors changed and both Julie Nutting and Ronald van der Pluijm ceased to be Directors. As a result the Analytica Ltd Board came under significance influence of outside interests and consequently, Psiron no longer consolidates Analytica Ltd, but reflects the relationship via an equity accounting basis. During the year Analytica has re-focused as a medical device company through a significant increase in its medical device portfolio and the divestment of its diagnostic division. The company has advanced its retractable syringe technology to develop products that reduce risk of needle stick injuries as well as acquiring and developing an autoburette for intravenous drug delivery.

	Economic Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$
9. (b) INVESTMENTS accounted for using the equity method				
IDAL 45% ownership interest				
Share of associate's net profit/(loss) after tax	(31,357)	20,777	-	-
Prior year shortfall carried forward	-	(61,793)	-	-
Share of net(loss)	(31,357)	(41,016)	-	-
Carrying amount of investment				
Balance at beginning of year	148,143	-	-	-
New investment	-	189,159	-	-
Share of loss to extent of carrying amount	(31,357)	(41,016)	-	-
Carrying amount of investment in associate at end of year	116,786	148,143	-	-
Share of associate's assets and liabilities				
Current Assets	118,617	251,852	-	-
Non-current assets	873	1,297	-	-
Current liabilities	(17,518)	(105,006)	-	-
Net Assets	101,972	148,143	-	-

Notes to the Financial Statements

For the year ended 30 June 2005

	Economic Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$
Accumulated losses attributable to associate				
Balance at beginning of year	(351,857)	(372,634)	-	-
Share of associate's net profits/(losses)	(31,357)	20,777	-	-
Balance at end of year	(383,214)	(351,857)	-	-
Analytica 28.2% ownership interest				
Share of associate's net profit/(loss) after tax	(608,700)	-	-	-
Prior year shortfall carried forward	-	-	-	-
Share of net(loss)	(608,700)	-	-	-
Carrying amount of investment				
Balance at beginning of year	-	-	-	-
New investment	2,950,000	-	-	-
Share of loss to extent of carrying amount	(608,700)	-	-	-
Carrying amount of investment in associate at end of year	2,341,300	-	-	-
Share of associate's assets and liabilities				
Current Assets	311,415	-	-	-
Non-current assets	616,517	-	-	-
Current liabilities	(63,083)	-	-	-
Net Assets	864,849	-	-	-
Accumulated losses attributable to associate				
Balance at beginning of year	-	-	-	-
Share of associate's net profits/(losses)	(608,700)	-	-	-

	Economic Entity 2005 $	Economic Entity 2004 $	Parent Entity 2005 $	Parent Entity 2004 $
10. INTANGIBLES				
Intellectual Property				
- Brewer Retractable Technologies Pty Ltd	-	3,900,995	-	-
- Virotarg Licence (i)	3,769,600	-	3,769,600	-
less Accumulated amortisation	(867,887)	-	(867,887)	-
	2,901,713	3,900,995	2,901,713	-

(i) Acquisition of Intellectual Property – Virotarg Licence Agreement.

On the 4th August 2004 Psiron signed a worldwide licence agreement with ViroTarg Pty Ltd and its major shareholders, The University of Newcastle Research Associates Ltd and SciCapital Pty Ltd. The licence agreement, which will focus Psiron as a leading anti-cancer biotechnology company, covers the ongoing development of Virotarg's technology relating to the use of oncolytic viruses ("virotherapy") for the treatment of a range of different cancers.

	Economic Entity 2005 $	Economic Entity 2004 $	Parent Entity 2005 $	Parent Entity 2004 $
11. PAYABLES				
Current				
Trade creditors	142,916	380,043	142,916	96,739
Other unsecured	222,873	287,438	222,873	240,000
	365,789	667,481	365,789	336,739
12. PROVISIONS				
Employee benefits				
- Provision for Annual Leave	23,369	43,606	23,369	2,819
- Provision for Long Service Leave	-	3,230	-	-
Provision for audit	11,500	21,000	11,500	9,000
Provision for tax services	17,500	43,694	17,500	30,000
Other	15,000	27,000	15,000	15,000
	67,369	138,530	67,369	56,819

At 30 June 2005 the economic entity had 11 employees (2004: 9)

Notes to the Financial Statements

For the year ended 30 June 2005

13. CONTRIBUTED EQUITY		PARENT ENTITY $ 2005	PARENT ENTITY $ 2004	PARENT ENTITY Number 2005	PARENT ENTITY Number 2004
Ordinary shares	(a)	25,903,550	16,209,985	143,239,825	91,424,930
Unlisted Options					
- Employee	(c)			1,370,000	1,170,000
- Other	(d)			14,841,666	5,533,333
(a) Ordinary shares					
At the beginning of the reporting period		16,209,985	14,962,385	91,424,930	85,979,043
Shares Issued during the year					
Share placement 12 Aug 04		2,527,000	-	13,300,000	-
Exercise of options		57,360	-	716,667	-
Exercise of options		24,000	-	200,000	-
Share Purchase Plan 7 Oct 03		-	1,140,000	-	4,529,220
Prospectus allotment Dec 04		4,837,445	-	24,187,228	-
Virotarg licence allotment		481,000	-	2,500,000	-
Share placement 2 Feb 05		441,300	-	2,206,500	-
Exercise of 6 Dec 06 options		-	57,600	-	500,000
Exercise of 31 Dec 05 options		-	50,000	-	416,667
Share placement 8 Feb 05		1,266,300	-	6,331,500	-
Shares allotted		65,600	-	328,000	-
Shares allotted		84,000	-	420,000	-
Options exercised		6,000	-	50,000	-
Options exercised		9,000	-	75,000	-
Virotarg licence allotment		288,600	-	1,500,000	-
Rights issue costs		(394,040)	-	-	-
At the end of the reporting period		25,903,550	16,209,985	143,239,825	91,424,930

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held. At shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

13. CONTRIBUTED EQUITY (continued)

	PARENT ENTITY		PARENT ENTITY	
	$ 2005	$ 2004	Number 2005	Number 2004
(c) Unlisted Options - Employee share scheme				
Movements in options issued under the employee share scheme during the year			300,000	-
Number at the beginning of the reporting period			1,170,000	1,170,000
- Lapsed			-	-
Number at the end of the reporting period			1,470,000	1,170,000

Employee share scheme options – Date issued	Number of options	Expiry date	Exercise Price
31 August 1999	150,000	30 Aug 09	24.5 cents
21 October 1999	1,000,000	21 Oct 09	43.5 cents
18 April 2001	20,000	18 April 11	34.5 cents
24 February 2005	300,000	24 Feb 2010	20.0 cents
Total on issue	**1,470,000**		

The employee share scheme options are issued on the following terms

(a) each option entitles the participant to acquire an unissued ordinary share in the Company;

(b) allocations of options will be limited to 15% of issued shares in the Company;

(c) options are unlisted and are not transferable;

(d) options not exercised within the prescribed period will lapse;

(e) each option has no voting or dividend rights;

(f) upon the exercise of the options, a participant will be entitled to receive any bonus issue shares which would have been received had the participant been a shareholder at the time of the bonus issue made *pro rata* to other shareholders, Also, where the Company raises capital by way of a *pro rata* rights issue to shareholders, there is a proportional adjustment made to the options price issue in such cases.

13. CONTRIBUTED EQUITY (continued)	PARENT ENTITY		PARENT ENTITY	
	$	**$**	**$**	**Number**
	2005	**2004**	**2005**	**2004**
d) Other unlisted options issued				
Movements in options issued during the year				
Number at the beginning of the reporting period			5,533,333	4,950,000
- Issued			10,600,000	1,900,000
- Exercised			(1,041,667)	(916,667)
- Lapsed			(250,000)	(400,000)
Number at the end of the reporting period			14,841,666	5,533,333

	Opening Balance	Issued during Year	Exercised during year	Expired during year	Closing Balance	Expiry Date	Exercise Price
Perfume Only Pty Ltd	50,000	-	50,000	-	-	12 Aug 2004	$0.1952
Perfume Only Pty Ltd	250,000	-	-	250,000	-	12 Aug 2004	$0.3952
Sir James Killen	250,000	-	-	-	250,000	27 Nov 2005	$0.3952
Colorado Investments Pty Ltd	500,000	-	-	-	500,000	27 Nov 2005	$0.9952
Colorado Investments Pty Ltd	500,000	-	-	-	500,000	27 Nov 2005	$1.4952
Mr Stephen Jones	1,083,333	-	166,667	-	916,666	31 Dec 2005	$0.1200
Sir James Killen	400,000	-	325,000	-	75,000	31 Dec 2005	$0.1200
Perfume Only Pty Ltd <Tiger Trust>	500,000	-	-	-	500,000	6 Dec 2006	$0.0552
Perfume Only Pty Ltd <Tiger Trust>	500,000	-	-	-	500,000	6 Dec 2006	$0.1752
DFCT Pty Ltd	500,000	-	-	-	500,000	6 Dec 2006	$0.1752
DFCT Pty Ltd	500,000	-	500,000	-	-	6 Dec 2006	$0.0552
DFCT Pty Ltd	500,000	-	-	-	500,000	6 Dec 2006	$0.1152
Ijong Pty Ltd (1)	-	1,500,000	-	-	1,500,000	18 Nov 2006	$0.12
Darren Shafren (2)	-	2,000,000	-	-	2,000,000	18 Nov 2009	$0.1924

13. CONTRIBUTED EQUITY (continued)

	Opening Balance	Issued during Year	Exercised during year	Expired during year	Closing Balance	Expiry Date	Exercise Price
Richard Barry (3)	-	1,000,000	-	-	1,000,000	18 Nov 2009	$0.1924
Susanne Johansson (4)	-	750,000	-	-	750,000	18 Nov 2009	$0.1924
Gough Au (5)	-	750,000	-	-	750,000	18 Nov 2009	$0.1924
S Smith (6)	-	100,000	-	-	100,000	18 Nov 2009	$0.1924
J Nutting (7)	-	1,500,000	-	-	1,500,000	18 Nov 2006	$0.12
J Walsh (8)	-	1,000,000	-	-	1,000,000	28 Dec 2007	$0.1924
J Nutting (7)	-	1,000,000	-	-	1,000,000	18 Nov 2009	$0.30
J Nutting (7)	-	1,000,000	-	-	1,000,000	18 Nov 2009	$0.40
	5,533,333	**10,600,000**	**1,041,667**	**250,000**	**14,841,666**		

1. 1,500,000 options were issued to a company associated with Dr Wolf Hanisch on 18 November 2004
2. 2,000,000 options were issued to Dr Darren Shafren on 18 November 2004
3. 1,000,000 options were issued to Dr Richard Barry on 18 November 2004
4. 750,000 options were issued to Dr S Johansson on 18 November 2004
5. 750,000 options were issued to Dr Gough Au on 18 November 2004
6. 100,000 options were issued to S Smith on 18 November 2004
7. 3,500,000 options were issued to Ms Julie Nutting on 18 November 2004
8. 1,000,000 options were issued to Mr J Walsh on 18 November 2004

The following terms and conditions apply to other options issued

(a) options issued entitle the holder to acquire an unissued ordinary share in the Company;
(b) the options are unlisted and not transferable;
(c) options not exercised in the prescribed period will lapse;
(d) each option has no voting or dividend rights.

If all unlisted options are exercised in accordance with their terms of issue, 16,211,666 shares would be issued (2004: 6,703,333) and Contributed Equity would increase by $3 m (2004: $2.27m).

	Economic Entity		Parent Entity	
	2005 $	2004 $	2005 $	2004 $
14. ACCUMULATED LOSSES				
Accumulated losses at the beginning of the year	(12,787,937)	(12,846,463)	(11,365,345)	(10,456,686)
Profit/(Loss) for the year	(5,897,070)	58,526	(4,843,093)	(908,659)
Accumulated Losses no longer consolidated	1,484,655	-	-	-
Accumulated losses at the end of the year	(17,200,352)	(12,787,937)	(16,208,438)	(11,365,345)

As a result of changes made to the composition of the Board of Analytica Ltd, on the 30th November 2004 Psiron ceased to control Analytica Ltd. This loss of control resulted in Psiron ceasing to consolidate Analytica. As at 30 November 2004 Psiron controlled 28.2% of the share capital of Analytica Ltd. As there was no sale of securities, there is no cash flow or gain or loss on disposal of assets.

The effect of the financial position of Psiron as a result of this loss of control is simply a reclassification of assets and liabilities on the consolidated accounts of Psiron. The reclassification of assets on the consolidated accounts of Psiron was as follows :

	$
Increase in Investment in Analytica	2,950,000
Decrease in assets and liabilities of Analytica previously consolidated	
- cash	(1,270,761)
- receivables	(910,177)
- inventories	(209,655)
- plant and equipment	(121,415)
- intangibles	(3,233,495)
- creditors	540,236
- provisions	45,610
- parent entity – accumulated losses	(1,484,655)
- outside equity equity interests - accumulated losses	(5,497,815)
- outside equity interest – contributed equity	9,192,127
Net change in assets and liabilities	-

Notes to the Financial Statements

For the year ended 30 June 2005

	Economic Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$
15. CASH FLOW INFORMATION				
(i) Reconciliation of Cash Flow from operations with loss from ordinary activities after income tax				
Net Cash Inflow/(Outflow) from Operating Activities	(3,844,225)	(2,074,051)	(3,277,886)	(1,206,637)
Depreciation and Amortisation	(1,789,633)	(1,165,832)	(956,184)	(1,958)
Share of loss of associate accounted for using the equity method	(640,057)	(41,016)	-	-
(Decrease)/increase in other receivables	(36,868)	(151,230)	69,118	7,934
(Decrease)/increase in Inventories	(224,659)	(17,666)	-	-
(Increase)/decrease in accounts payable	83,189	(2,485)	(160,117)	7,037
(Increase)/Decrease in provisions	71,161	35,560	(10,550)	40,307
(Increase)/Decrease in other payables	-	200,000	-	-
Increase/(Decrease) in prepaid expenses	144,676	87,405	196,726	92,226
Provision for diminution of Investment	(704,200)	-	(704,200)	-
Non cash loans to subsidiaries	-	-	-	152,432
Loss from ordinary activities after Income Tax	(6,940,616)	(3,129,315)	(4,843,093)	(908,659)

(iii) Financing Facilities: At 30 June 2005 the parent entity had a $5m convertible note facility with Australian Technology Innovation Fund Ltd, an entity associated with directors Mr Stephen Jones and Wolf Hanisch. The ability to draw down this facility is subject to compliance with ASX listing rules. This facility expires in October 2005 with an option for renewal.

Other than this facility the parent and its controlled entities had no credit standby arrangements or used and unused loan facilities.

16. CONTROLLED ENTITIES

Name	Country of Incorp	% Owned		Contributions to Economic Entity Operating Profit/(Loss)	
		2005	2004	2005	2004 $
Controlled entities and contribution to Economic Entity Loss:					
Psiron Ltd	Australia			(4,843,093)	(1,124,539)
Wholly owned subsidiaries of Psiron Ltd:					
- MS Therapeutics Pty Ltd	Australia	100	100	-	-
- Medical Innovations Ltd	Australia	100	100	-	-
- Diagnostics Australia PL	Australia	100	100	-	-
Controlled Entities of Psiron Ltd					
-Analytica Ltd	Australia	28.2	28.4	(1,457,466)	(848,960)
Controlled entities of Analytica Ltd					
- Graesser Pty Ltd	Australia		100	-	(1,114,800)
- YL Brands Pty Ltd	Australia		95	-	-
- Brewer Retractable Technologies Pty Ltd	Australia		100	-	-
Controlled entities of Graesser					
-Flair (PLA) R and D PL	Australia		100	-	-
-Active (PLA) R and D PL	Australia		100	-	-
-Heracles (PLA) R and D PL	Australia		100	-	-
-Apelda (PLA) R and D P L	Australia		100	-	-
-Edzell (PLA) R and D P L	Australia		100	-	-
-Northmoor (PLA) R and D PL	Australia		100	-	-
-HSC (PLA) R and D PL	Australia		100	-	-
Share of net (losses) of associate accounted for using the equity method				(640,057)	(41,016)
				(6,940,616)	(3,129,315)

17. DISCONTINUING OPERATIONS

As a result of changes made to the composition of the Board of Analytica Ltd on the 30th November 2004, Psiron ceased to control Analytica Ltd. This loss of control resulted in Psiron ceasing to consolidate Analytica. As at 30 November 2004 Psiron controlled 28% of the share capital of Analytica Ltd. Refer further to comments in Note 14.

18. SEGMENT INFORMATION

Industry Segment	**Diagnostics**		**Corporate**		**Consolidated**	
	2005	2004	2005	2004	2005	2004
	$	$	$	$	$	$
Operating revenue						
Sales to customers	418,719	953,258	514	-	419,233	953,258
Other	-	10,000	283,479	189,504	283,479	199,504
Segment Revenue	**418,719**	**963,258**	**283,993**	**189,504**	**702,712**	**1,152,762**
Share of net (losses) of associate accounted for using the equity method	-	-	(640,057)	(41,016)	(640,057)	(41,016)
Segment Result	**(1,457,466)**	**27,721**	**(5,483,150)**	**(3,157,036)**	**(6,940,616)**	**(3,129,315)**
Segment Assets	-	691,585	9,136,356	8,274,333	9,136,356	8,965,918
Segment Liabilities	-	143,365	433,158	662,646	433,158	806,011
Investments accounted for using the equity method.	-	-	-	148,143	-	148,143
Ordinary operating expenses are after charging:						
- Depreciation and Amortisation	21,489	49,074	88,297	1,958	109,786	51,032
- Amortisation of IP	812,500	-	867,887	1,114,800	1,680,387	1,114,800
- R and D costs	133,759	90,180	1,682,064	360,542	1,815,823	450,722
Assets acquired	-	13,848	749,677	2,564	749,677	16,412

The economic entity derived income during the year ended 30 June 2005 from:

- The manufacture and distribution of diagnostic products.
- Income from investment of surplus funds to support the economic entity's biotechnology, medical research and development programs.
- Grant income in relation to Sorafin proof of concept from the Commonwealth Government's Biotechnology Innovation Fund and from the NSW Government's BioFirst programme.

Geographical Segment
The activities of the Company take place principally on the east coast of Australia.

19. CAPITAL AND LEASING COMMITMENTS

	Economic Entity		Parent Entity	
	2005 $	2004 $	2005 $	2004 $
a) Commitments – Operating Lease				
- Non-cancelable operating lease contracted for but not capitalised in the financial statements payable				
- not later than 1 year	102,360	90,254	102,360	-
- later than 1 year but not later than 2 years	52,180	-	52,180	-
	154,540	90,254	154,540	-

The Operating lease commitment relates to the lease of the office facilities, which have a currency of two years. In addition to the rentals payable, the lessee is responsible for defined outgoings and all rentals are subject to annual reviews based on specific consumer price indices.

20. CONTINGENT LIABILITIES/GUARANTEE

Psiron and the Australian Technology Innovation Fund Limited, jointly and severally, guarantee the performance of the obligations of InJet Digital Aerosols Limited (IDAL) in the licence agreement between Canon Inc and IDAL. The guarantee includes, without limitation, the grant of the exclusive licence of the patents to Canon and the refund of the initial upfront fee of US$1 million to Canon in case of a material breach of the licence agreement by IDAL.

Under the Virotarg Licence agreement Psiron is obligated to fund the remainder of the senior researchers employment contracts OR until the expiration of 12 months from Psiron ceasing obligations under the agreement. At the date of this report there are no other known contingent liabilities.

21. FINANCIAL INSTRUMENTS

The economic entity's exposure to interest rate risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on those financial assets and financial liabilities, is as follows:

	Weighted average effective interest rate		Economic Entity	
	2005 %	2004 %	2005 $	2004 $
FINANCIAL ASSETS:				
Floating Interest rate				
- Cash at bank	1.5	1.5	1,407,774	2,037,411
Non Interest Bearing				
- Receivables	-	-	447,819	1,197,867
Total Financial assets			1,855,593	3,235,278

21. FINANCIAL INSTRUMENTS (continued)

	Weighted average effective interest rate		Economic Entity	
	2005	2004	2005	2004
	%	%	$	$
FINANCIAL LIABILITIES:				
Non Interest	-	-		
- Trade and Sundry creditors	-	-	365,789	667,481
Total Financial Liabilities			365,789	667,481

Net fair value: All financial assets and liabilities are shown at their net fair value.

22. RELATED PARTIES

Transactions with related parties:

a) Share Transactions of Directors

Details of Directors holdings and transactions in equity securities of the Company are set in the Directors' Report – Directors Remuneration.

b) Other Transactions with Directors

Directors receive a fixed director's fee. If any director performs additional services for the economic entity they are paid a fee based on normal commercial terms. These payments are detailed in the Remuneration Report contained within the Directors' Report.

c) Transactions with Director-Related Entities

The Company has an investment in CBio Ltd a company of which Mr Stephen Jones and Dr Wolf Hanisch are directors. These directors excluded themselves from the decision to make this investment.

Bryan Dulhunty is a director of CoSA Pty Ltd. CoSA was paid rent of $6,289 (2004: $nil) consulting fees of $105,398 (2004: $54,085) by Psiron, $25,937 (2004: $63,495) by Analytica Ltd and $41,195 (2004: $38,972) by IDAL on normal commercial terms for the provision of financial management and company secretarial services

23. EVENTS SUBSEQUENT TO REPORTING DATE

Sorafin

Following the receipt of an AusIndustry Biotechnology Innovation Fund (BIF) in 2003 to conduct a Phase II clinical trial of Sorafin™-AD in atopic dermatitis (eczema), the Company arranged manufacture of clinical trial treatment supplies and commenced patient enrolment in March 2004. The trial was conducted at the Clinical Trial Centre at St Vincents Hospital, Sydney. It compared the

23. EVENTS SUBSEQUENT TO REPORTING DATE (continued)

efficacy and safety of Sorafin™-AD (auranofin 0.2% and mometasone furoate 0.04%), mometasone 0.1% and vehicle.

The recently finalised trial results showed that Sorafin-AD was an effective treatment.

On 12th September, Psiron announced a sophisticated investor placement of $2.1 million.

No other matters or circumstances have arisen since the end of the financial year, which significantly affected or may significantly affect the operations of the economic entity, the results of those operations or the state of affairs of the economic entity in subsequent financial years.

24. CORPORATE STRUCTURE

Psiron Ltd is a company limited by shares that is incorporated and domiciled in Australia. Psiron Ltd has prepared a consolidated financial report incorporating the entities that it controlled during or part of the financial year, being:

Analytica Ltd – 28.2% owned by Psiron, and ALT's subsidiaries, Graesser Pty Ltd (100% owned subsidiary of ALT) and Graesser's wholly owned subsidiaries, YL Brands Pty Ltd - 95% ALT-owned subsidiary: a non-trading subsidiary.

Psiron also controls 100% of the following non-trading subsidiaries, MS Therapeutics Pty Ltd, Medical Innovations Ltd and Diagnostics Australia Pty Ltd.

Psiron Ltd
and its controlled entities

Director's Declaration

for the year ended 30 June 2005

The Directors of the Company declare that:

1. the financial statements and notes of the Company are in accordance with the Corporations Act 2001, and:

   (a) comply with Accounting Standards and Corporations Regulations 2001; and

   (b) give a true and fair view of the financial position as at 30 June 2005 and of the performance for the year ended on that date.

2. the Chief Executive Officer and the Chief Financial Officer have each declared that

   (a) the financial records of the Company for the financial year have been properly maintained in accordance with Section 286 of the Corporations Act 2001
   (b) the financial statements, and notes for the financial year comply with the accounting standards; and
   (c) the financial statements and notes for the financial year give a true and fair view.

3. Subject to the reference to Going Concern in Note 1, in the Directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors:

Chairman
Stephen Jones

Signed: 12 September 2005

Independent Audit Report to the Members of Psiron Ltd

for the year ended 30 June 2005

SCOPE

THE FINANCIAL REPORT, REMUNERATION DISCLOSURES AND DIRECTORS' RESPONSIBILITY

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements and the directors' declaration for Psiron Ltd (the Company) and Psiron Ltd (the consolidated entity), for the year ended 30 June 2005. The consolidated entity comprises both the Company and the entities it controlled during that year.

The Company has disclosed information about the remuneration of directors and executives ("remuneration disclosures"), as required by Accounting Standard AASB 1046 Director and Executive Disclosures by Disclosing Entities, under the heading of "Remuneration Report" on pages 11 to 15 of the Directors' Report, as permitted by the Corporations Regulations.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the Directors' Report.

Audit Approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 1046 and the Corporations Regulations 2001. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 1046 and the Corporations Regulations 2001.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Independent Audit Report to the Members of Psiron Ltd

for the year ended 30 June 2005

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit Opinion

In our opinion, the financial report of Psiron Ltd is in accordance with:

i. the Corporations Act 2001, including:

   i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2005 and of their performance for the year ended on that date; and
   ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

ii. other mandatory professional reporting requirements in Australia; and

iii. the remuneration disclosures that are contained on pages 11 to 15 of the Directors' Report comply with Accounting Standard AASB 1046 and the Corporations Regulations 2001.

Inherent Uncertainty Regarding Continuation as a Going Concern

Without qualification to the opinion expressed above, attention is drawn to the following matter. As a result of matters described in Note 1 there is significant uncertainty whether Psiron Ltd will be able to continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.

Bentleys MRI
Brisbane Partnership
Chartered Accountants

R J Forbes
Partner

12 September 2005

Brisbane

psiron
innovation in bioscience

ASX Release 12 September 2005

Psiron notifies the ASX, as required by section 708A(5)(e) of the *Corporations Act 2001*, as the operator of the prescribed financial market, of the intended offer of securities by placement to selected sophisticated or professional investors by offers for subscription of shares, details of which are as follows:

Details of the securities to be offered:

Class of securities:	ORDINARY SHARES
ASX Code of the securities:	PSX
Date of the proposed Placement Offers:	13 September 2005
Total number of securities expected to be offered:	12,000,000 at 17.5 cents
Purpose:	The funds raised will be used to support the continuing research and development in the PSX's oncolytic virotherapy project. The project involves the use of common viruses to kill cancer cells.

Signed for and on behalf of the Issuer: Psiron Ltd

Date: 12 September 2005

Name: Bryan Dulhunty

Position held: Company Secretary

Signature: ....

1. The Issuer will issue the above securities without disclosure to investors under section 708A(5) of Part 6D.2 of the *Corporations Act 2001* and as permitted in compliance with s708A.
2. This notice is given under section 708A(5)(e) of the *Corporations Act 2001*.
3. As at the date of this notice, the Issuer has complied with the provisions of Chapter 2M of the *Corporations Act 2001* (as modified by an ASIC declaration dated 1 July 2004) in application to the Issuer and the Issuer has complied with section 674 of the *Corporations Act 2001*.
4. There is no 'excluded information' required to be set out in this notice by virtue of sections 708A(7) and (8).
5. The securities referred to above are ordinary shares, being ASX quoted securities within the meaning of section 708A(5) of the *Corporations Act 2001* and where securities of that class have

been trading on the ASX in the preceding 12 months (in circumstances where trading has not been suspended for more than a total of 5 days in the preceding 12 months).

6. No exemptions under section 111AS or 111AT of the *Corporations Act 2001* cover the Issuer or any person as director or auditor of the Issuer at any time in the 12 months preceding this notice.

7. Save as modified by the ASIC declaration of 1 July 2004, no order under section 340 or 341 of the *Corporations Act 2001* covers the Issuer or any director or auditor of the Issuer at any time in the 12 months preceding this notice.

8. Notices as respectively required by sections 708A(5)(e) and (6) of the *Corporations Act 2001* are to be provided to the ASX:

   (i) before the day on which any sale offer is made to persons to acquire securities up to the number specified in this notice; and

   (ii) within 5 business days after the day on which securities issued to persons who acquired securities up to the number specified in this notice.

psiron
innovation in bioscience

ASX Release 26 August 2005

Breast, Prostate and Colorectal Cancer Research Milestones Achieved

Biotechnology company Psiron Ltd is pleased to announce the achievement of three important milestones in the cancer research program being undertaken at the University of Newcastle under Associate Professor Darren Shafren.

The three milestones are:

- Breast cancer: identification of a lead candidate,
- Prostate cancer: identification of a lead candidate, and
- Colorectal cancer: identification of a lead candidate.

Using different types of cells of each of these cancers, the researchers have tested a range of viruses to determine which virus kills the cancer most effectively in the laboratory. These data have been reviewed by Psiron's Scientific Advisory Board.

The next stage of research will use these viruses in animal experiments for demonstration of "proof of concept" as has already been done with Echovirus-1 in ovarian cancer.

Achievement of these research milestones triggers allocation of 1.5 million shares to technology licensor, ViroTarg Pty Ltd.

Stephen Jones
Executive Chairman

ISSUED FOR : PSIRON Ltd (ASX CODE: PSX), WEBSITE: www.psiron.com

FOR FURTHER INFORMATION : MS JULIE NUTTING, CEO, PSIRON LTD, TEL: 61 2 9889 1200

ISSUED BY : WESTBROOK COMMUNICATIONS
CONTACT: DAVID REID, TEL: 612 9231 0922 (BUS), 0417 217 157 (MOB)

A copy of this release can be downloaded from **www.westbrookfin.com.au**

psiron
innovation ii

RECEIVED
2005 DEC 19 P 1:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ASX Release 9th August 2005

Clinical Trial Results: Sorafin™-AD in atopic dermatitis

Summary

The preliminary report[1] of a Phase II clinical trial comparing topical Sorafin™-AD, mometasone furoate 0.1% and placebo in adults with mild to moderate atopic dermatitis is now available to the Company.

While the study report is yet to be finalised, the data show clear "proof of concept" of Sorafin™-AD in the treatment of mild to moderate atopic dermatitis. These data add to those already obtained for psoriasis. Psiron will now continue outlicensing discussions for commercialization of these indications.

Background

Sorafin™-AD is an experimental treatment and is not on the market anywhere in the world. It is an ointment formulation which contains less than half the strength of a corticosteroid (mometasone furoate) commonly prescribed for atopic dermatitis. Because there is concern about long term application of corticosteroids to the skin, in theory, there could be a benefit to use of an effective treatment which contains less corticosteroid. Thus a proof of concept clinical study was conducted to gauge the effectiveness of Sorafin™-AD in atopic dermatitis.

The conduct of this "proof of concept" study was supported by the Commonwealth government under the Biotechnology Innovation Fund and the NSW government under a BioFirst grant.

A summary of the trial methodology and the preliminary results for the clinical trial entitled "A randomized double blind controlled clinical trial of topical mometasone 0.1% versus Sorafin™-AD ointment (auranofin 0.2%/mometasone 0.04%) and vehicle control, in adults with mild to moderate atopic dermatitis" (PSX-AD-001), follow:

Methodology

Patients aged over 16 years with mild to moderate atopic dermatitis (eczema) were allocated randomly to daily topical treatments of either (1) Sorafin™-AD (auranofin 0.2%/mometasone 0.04% ointment) (2) mometasone 0.1% ointment, or (3) vehicle i.e. the ointment base without any active ingredient. Diagnosis was made using the UK's Working Party Diagnostic Criteria for Atopic Dermatitis[2]. Mild to moderate disease was defined using the Rajka and Langeland scoring system.

The period of treatment was three weeks. The study was double-blind i.e. the three treatments were identical in appearance and neither the patients nor the doctors knew which of the three treatments any patient was receiving. Patients were assessed on Days 7, 14, and 21 after starting treatment. Treatment stopped on Day 21 and there was a follow-up visit on Day 28.

The primary measure of efficacy (primary endpoint) of the treatments used in the clinical trial was change in severity and extent of the disease during treatment as measured by the SCORAD index. Change in SKINDEX score, a quality of life measurement for skin diseases, was also measured. Overall assessment of the treatment by both the patient and the doctor was also measured.

Safety was assessed using conventional adverse event reporting and routine biochemistry and haematology.

The SCORAD Index (SCORing Atopic Dermatitis) is a scoring system for measuring the severity of atopic dermatitis. It comprises measures of the extent and intensity of the disease as well as the patient symptoms of itch and sleep loss.

SKINDEX-29 is a questionnaire instrument for assessing quality of life in patients with skin diseases. It is designed to be quick to complete, discriminative and responsive to changes in a patient's condition. The SKINDEX-29 has 29 questions with 3 scales: emotions, ability to function and symptoms.

Results

Fifty-six patients were recruited into the study, of whom 52 were evaluable for analysis. The average age in the total patient group was 39 years, ranging from 18 – 81 years, and 54% were male.

Compared to the patient group receiving the vehicle ointment alone, a statistically significantly larger improvement in disease was found in the Sorafin™-AD group ($p = 0.0003$) and mometasone 0.1% group ($p<0.0001$) as measured by SCORAD. There was a statistically significant difference in the mean SKINDEX score over the treatment period in the mometasone group ($p=0.005$) compared to

placebo, but not in the Sorafin-AD group compared to placebo ($p=0.0415$) at an alpha level of 0.025. Global assessment by both subject and investigator significantly favoured the active treatment groups i.e. Sorafin-AD and mometasone 0.1% groups, over placebo.



SCORAD value
45
40
35
30
25
20
15
10
5
0
Screening
Day 0
Day 7
Day 14
Day 21
Day 28
Placebo
Mometasone 0.1%
Sorafin-AD

Figure: Mean Result ± Standard Error: SCORAD by treatment group and visit

Active treatments were well tolerated. After commencement of treatment there were 5 withdrawals from the study due to adverse events in the vehicle group (due to exacerbation of eczema), and no withdrawals in the groups receiving the active treatments.

Market size

Sorafin–P and Sorafin–AD are investigational topical treatments comprising existing well-profiled actives [auranofin 0.2% and betamethasone dipropionate 0.01%, and auranofin 0.2% and mometasone furoate 0.04%, respectively] in ointment formulations.

Sorafin-P is in development for psoriasis, and Sorafin–AD, for atopic dermatitis (eczema). Psoriasis is a chronic inflammatory skin condition affecting about 2% of the population across all age groups. It is characterized by thick red raised lesions. The market for psoriasis is largely unsatisfied due to unpleasantness of current treatments and their side effects which impact on patient compliance with therapy. Atopic dermatitis is chronic pruritic (itchy) autoimmune skin disease which affects 10-20% of children and 1-3% of adults. Thus the commercial opportunity for these two indications is attractive.

Intellectual Property Position

Psiron owns the set of patents relating to the Sorafin technology. Patents for the first family have been granted in all major markets including the US, Europe and Japan. Further clinical trials, including large scale Phase III studies, will be necessary before Sorafin can be filed for regulatory approval for atopic dermatitis. Additional studies to define the optimum formulation may also be required. Psiron does not envisage conducting further clinical trials itself.

Family 1 – Topically applied gold organic complex

Country	Official No.	Case Status
Australia	616,755	Granted
Austria	E108655	Granted
Belgium	0,417,105	Granted
Canada	1,337,928	Granted
China	ZL89101777.1	Granted
France	0,417,105	Granted
Germany	P68916958.2-08	Granted
Greece	1,000,698	Granted
Ireland	61381	Granted
Italy	26473/BE/94	Granted
New Zealand	228,367	Granted
Portugal	90.085	Granted
Japan	1,996,409	Granted
Mexico	994182	Granted
Singapore	9790812	Granted
South Africa	89/2219	Granted
South Korea	89/702174	Granted
Spain	2,021,898	Granted
Switzerland	0,417,105	Granted
UK	0,417,105	Granted
USA	5,527,779	Granted

Family 2: Synergistic gold-containing compositions

(national phase cases from PCT/AU97/00747; published as WO 98/19683)

Country	Official No.	Case Status
Australia	747169	Granted
Canada	2270561	Pending
China	97199438.2	Granted
Europe	97910157.3	*Accepted*
Hong Kong	1023515	Granted
Japan	520878/1998	Pending
Mexico	994182	Pending
Philippines	I-58395	Pending
Singapore	64591/9901258.5	Granted
South Africa	97/9906	Granted
South Korea	10-7003995	*Pending*
USA	11/069803	Pending

Family 3 – Method of preparing a pharmaceutical composition

(national phase cases from PCT/AU01/00942; published as WO 02/11697)

Country	Official No.	Case Status
Australia	2001276186	Pending
Europe	01953695.2	Pending
Japan	2002-517034	Pending
USA	10/343666	Pending

The Company anticipates that the combination of the new atopic dermatitis study results and the strong intellectual property position will assist outlicensing discussions.

References:

1. Draft 1 Study Report, "A randomized double blind controlled trial of topical mometasone 0.1% versus Sorafin-AD (mometasone 0.04% and auranofin 0.2%) and vehicle control in adults with mild to moderate atopic dermatitis" Protocol No: PSX-AD-001, 8 August 2005.
2. Williams HC, Burney PGJ, Hay RJ, *et al.* The UK working party's diagnostic criteria for atopic dermatitis I-III. Br J Dermatol 1994;131:383-416.

ISSUED FOR : PSIRON Ltd (ASX CODE: PSX, WEBSITE: www.psiron.com)

FOR FURTHER INFORMATION : MS JULIE NUTTING, CEO, PSIRON LTD, TEL: 61 2 9889 1200

ISSUED BY : WESTBROOK COMMUNICATIONS
CONTACT: DAVID REID, TEL: 612 9231 0922 (BUS), 0417 217 157 (MOB)

A copy of this release can be downloaded from www.westbrookfin.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Psiron Ltd

ABN

12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unlisted options and Employee share option
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	450,000 unlisted options 100,000 Employee share options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	150,000 25 cent exercise price 150,000 30 cent exercise price 150,000 40 cent exercise price Expiry date 13 June 2010 100,000 20 cent exercise price under the Company's ESOP expiry date 26 May 2010

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	n/a
5	Issue price or consideration	Nil.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	450, 000 options issues to CFO on commencement of employment 100,000 options issued to other staff under ESOP
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 August 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	143,164,825	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,291,666 1,470,000	Unlisted Options Unlisted employee share scheme options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Original signed (Company Secretary) Date: 2 August 2005.

Print name: Bryan Dulhunty

Attachment A

Unquoted Options

A schedule of all options and there exercise prices are set out below

	Expiry Date	Exercise Price	Number of options
Employee Options			
Various employees	30 August 2009	$0.235	150,000
Various employees	21 October 2009	$0.425	1,000,000
Various employees	18 April 2011	$0.345	20,000
Various employees	12 Sept 2009	$0.200	100,000
Various employees	10 October 2009	$0.200	100,000
Various employees	25 May 2010	$0.200	100,000
			1,470,000
Other Options			
Sir James Killen	27 Nov 2005	$0.385	250,000
Colorado Investments	27 Nov 2005	$0.985	500,000
Colorado Investments	27 Nov 2005	$1.485	500,000
Mr S Jones	31 Dec 2005	$0.110	916,666
Sir James Killen	31 Dec 2005	$0.110	75,000
IJong Pty Ltd	18 Nov 2006	$0.120	1,500,000
Perfume Only (Tiger Trust)	6 Dec 2006	$0.045	500,000
Perfume Only (Tiger Trust)	6 Dec 2006	$0.165	500,000
DFCT Pty Ltd	6 Dec 2006	$0.105	500,000
DFCT Pty Ltd	6 Dec 2006	$0.165	500,000
Mr J Walsh	28 Dec 2007	$0.192	1,000,000
Darren Shafren	18 Nov 2009	$0.192	2,000,000
Richard Barry	18 Nov 2009	$0.192	1,000,000
Susanne Johanssson	18 Nov 2009	$0.192	750,000
Gough Au	18 Nov 2009	$0.192	750,000
Dr S Smith	18 Nov 2009	$0.192	100,000
Ms J Nutting	18 Nov 2006	$0.120	1,500,000
Ms J Nutting	18 Nov 2009	$0.300	1,000,000
Ms J Nutting	18 Nov 2009	$0.400	1,000,000
Mr G Williams	13 June 2010	$0.250	150,000
Mr G Williams	13 June 2010	$0.300	150,000
Mr G Williams	13 June 2010	$0.400	150,000
			15,291,666

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Psiron Limited

ABN	Quarter ended ("current quarter")
12 010 657 351	30 June 2005

Consolidated statement of cash flows

Cash flows related to operating activities	Current quarter $A'000	Year to date (12 months) $A'000
1.1 Receipts from customers	-	475
1.2 Payments for (a) staff costs	(235)	(1,297)
(b) advertising and marketing	-	-
(c) research and development	(162)	(2,110)
(d) leased assets	-	-
(e) other working capital	(139)	(1,184)
1.3 Dividends received	-	
1.4 Interest and other items of a similar nature received	21	119
1.5 Interest and other costs of finance paid	-	-
1.6 Income taxes paid	-	-
1.7 Other (provide details if material)	103	154
Net operating cash flows	(412)	(3,843)

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	**(412)**	**(3,843)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	-InJet	(60)	(244)
	-CBio	-	(600)
	(b) equity investments	-	-
	(c) intellectual property		
	- Virotarg	-	(3,000)
	- Burette	-	(60)
	(d) physical non-current assets	(126)	(640)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)		
	rental security deposit	-	(57)
	disposal of controlled entity - cash balance no longer consolidated	-	(1,271)
	Net investing cash flows	(186)	(5,872)
1.14	**Total operating and investing cash flows**	(598)	(9,715)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	9	9,480
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	(394)
	Net financing cash flows	9	9,086
	Net increase (decrease) in cash held	(589)	(629)
1.21	Cash at beginning of quarter/year to date	1,997	2,037
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	1,408	1,408

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	199
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	5,000	-
3.2	Credit standby arrangements	-	-

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	1,408	1,997
4.2	Deposits at call		
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	1,408	1,997

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	-	-
5.2	Place of incorporation or registration	-	-
5.3	Consideration for acquisition or disposal	-	-
5.4	Total net assets	-	-
5.5	Nature of business	-	-

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /does not* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: Original signed (Company secretary) Date: 27 July 2005

Print name: Bryan Dulhunty

ule 3.19A.2

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity	**PSIRON LTD**
ABN	**12 010 657 351**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Stephen Jones
Date of last notice	3 September 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect		
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect interest is held in family superannuation fund		
Date of change	30 June 2005		
No. of securities held prior to change		Ord shares	Unlisted Options
	Direct	233,334	916,666
	Indirect	-	-
Class	Ordinary shares		
Number acquired	Indirect Interest 233,000		
Number disposed	Direct Interest 233,000.		
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$37,155		
No. of securities held after change		Ord shares	Unlisted Options
	Direct	334	916,666

	Indirect	233,000	-
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off market transfer		

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

psiron
innovation in bioscience

ASX Release 29 June 2005

Psiron Receives NSW BioFirst Proof of Concept Grant

Psiron has received payment of $99,916 from the NSW Department of State and Regional Development as a grant for the Sorafin™-AD Proof of Concept Project. The project explored the safety and efficacy of Sorafin-AD in atopic dermatitis (eczema).

The Sorafin-AD clinical trial has now ceased. A final study report is expected in August 2005.

ISSUED FOR : **PSIRON Ltd (ASX CODE: PSX, WEBSITE: www.psiron.com**

FOR FURTHER INFORMATION : **MS JULIE NUTTING, CEO, PSIRON LTD, TEL: 61 2 9889 1200**

ISSUED BY : WESTBROOK COMMUNICATIONS
CONTACT: DAVID REID, TEL: 612 9231 0922 (BUS), 0417 217 157 (MOB)

A copy of this release can be downloaded from www.westbrookfin.com.au

psiron
innovation in bioscience

ASX Release 28 June 2005

COMPANY UPDATE PURSUANT TO LISTING RULE 3.1

I refer to the Company's release to ASX pursuant to Listing Rule 3.1 of 4 April 2005 and hereunder provide an update and news of further progress and developments.

(1) Initial Phase I Trials in Melanoma Patients

The conduct of a Company sponsored Phase I clinical trial of the CVA 21 virus in stage 4 melanoma patients was commenced in April 2005 and will be completed and be reported on by September 2005.

(2) The Second Phase I Clinical Trial

The preparation and lodgment of an Ethics Committee application to an Australian hospital to enable the conduct of a second Phase I clinical trial of the CVA 21 virus in patients with solid tumours by end September 2005 is progressing well and on target.

(3) Additional Phase I Human Studies

The preparation of documentation for an Ethics Committee application to enable the conduct of a Phase I clinical trial of the Echo 1 virus in patients with either prostate or ovarian cancer has commenced.

(4) "GMP like" Production of Virus

The production of sufficient CVA 21 therapeutic virus and Echo 1 therapeutic virus in GMP-like conditions to a standard that allows its administration into humans in accordance with TGA requirements is now in progress and in a quantity that will meet clinical trial requirements.

(5) GMP Production of Virus

The commencement of the protocols necessary to produce GMP grade and compliant therapeutic viruses for use in Phase II human trials in compliance with TGA requirements has been effectuated. A site has been located (Bresagen Limited an Australian Company) and the time objectives are on target as scheduled in my release of 4 April 2005.

Further Developments

The Company has received significant interest in its anti-cancer products from North America and Europe and because of this interest has decided to and commenced upon:

(6) Toxicology Studies

Toxicology studies will be driven by regulatory requirements (such as TGA and FDA) and will allow the Company to expand its business by permitting investigation of different doses and different methods of administration of the virus. The toxicology program is ongoing.

(7) Dose ranging studies

The ability to test different doses in treating a range of cancers will be availed by satisfactory results of toxicology studies.

(8) Drug Administration Methods

The current method of dosing (used in the Phase I studies) is by direct injection into the tumor. Ideally injecting the drug intravenously is desirable for the treatment of cancer. Toxicology studies will enable this method (IV) to be investigated.

(9) US Food and Drug Administration (FDA)

The Company plans to file an IND with the US FDA in 2006 which will enable clinical studies to be undertaken in the US and commercial dealings facilitated.

(10) Orphan Drug Status

Certain clinical indications qualify for consideration of orphan drug status. Due to the significance of the work being undertaken by the Company, it has been decided to apply for Orphan Drug Status in certain cancers in 2005.

(11) Sorafin

The atopic dermatitis study is being wound up and a report written. An announcement concerning the phase II clinical study will be made on receipt of the report.

The Company has well exceeded the progress foreshadowed in my April 4, 2005 release and has accelerated its scientific and business activities because of this rapid progress and in advance of and additional to that foreshadowed in the recent prospectus.

And the Company has negotiations afoot with certain offshore parties both seeking to acquire significant parcels of shares from Psiron.

Yours faithfully,
Stephen Jones
Executive Chairman

psiron
innovation in bioscience

ASX Release 15 June 2005

Appointment of Chief Financial Officer

ASX listed Psiron Ltd has appointed Mr Greg Williams to the position of Chief Financial Officer, commencing 14th June 2005.

Following completion of Bachelor of Commerce (UNSW) and CPA qualifications, Mr Williams embarked on a career in finance and accounting roles in the pharmaceutical industry.

For four years he was Chief Financial Officer at AstraZeneca Pty Ltd Australia.

This role included a period as chairman of the AstraZeneca Griffith University Natural Drug Discovery Joint Venture.

He was also successful in facilitating a Commonwealth Government Factor F application which resulted in the granting of $110m over 7 years.

More recently Mr Williams has assisted development of local start-up companies and overseas operations of smaller Australian technology companies.

Greg Williams joins a management team with strong multinational pharmaceutical healthcare experience.

His background will facilitate the smooth growth in Psiron as it moves through the development phases of its virotherapy technology and commercialises its use in the treatment of cancer.

ISSUED FOR	:	**PSIRON Ltd (ASX CODE: PSX, WEBSITE: www.psiron.com**
FOR FURTHER INFORMATION	:	**MS JULIE NUTTING, CEO, PSIRON LTD, TEL: 61 2 9889 1200**
ISSUED BY	:	WESTBROOK COMMUNICATIONS CONTACT: DAVID REID, TEL: 612 9231 0922 (BUS), 0417 217 157 (MOB)

A copy of this release can be downloaded from www.westbrookfin.com.au

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113, AUSTRALIA

psiron
innovation in bioscie

RECEIVED
2005 DEC 19 P 1:46
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ASX Release 25 May 2005

Psiron at International Meeting on Molecular Biology of Picornaviruses

New Research Adds Another Agent to Psiron's Anti-Cancer Virotherapy Pipeline

A new strain of Psiron's lead product (CVA21) has shown anticancer activity against a wider range of colorectal cancer cells.

The research paper was presented at the 13th International Meeting on Molecular Biology of Picornaviruses, on 25 May in The Netherlands, by Dr Susanne Johansson[1]. Dr Johannson is part of Prof. Shafren's research team investigating virotherapy under funding from Psiron Ltd.

The new strain, known as the DAF variant, joins the suite of viruses which Psiron owns under licence. Currently the CVA21 lead candidate is in Phase I trials after preliminary results in patients showed it was well tolerated. Another in Psiron's portfolio, Echovirus-1, has exhibited anti-cancer effect against ovarian cancer cells in the laboratory and animal model.

As the DAF variant has a different way of infecting and killing cancer cells, its discovery adds depth to the existing Psiron range of virotherapy anticancer agents.

The Chief Executive of Psiron Ltd, Ms Julie Nutting, said significant potential existed for development of this new strain for the treatment of a range of cancers. "The obvious disease candidate based on this research is colorectal cancer, especially as up till now it has proven a particularly aggressive cancer that does not respond well to current therapies," Ms Nutting said.

Colorectal cancer is the third most common fatal cancer in men and women in the United States (Cancer Statistics 2004, www.cancer.org) and in Australia (*Causes of Death Australia*, 2002, ABS). In the US alone more than US$6.3 billion per year is spent on treatment (*Cancer Progress Report – 2003 Update*, National Cancer Institute).

Psiron is an anti-cancer biotechnology company focusing on virotherapy. Psiron is conducting Phase 1 Clinical Trials in humans with Stage 4 melanoma.

1. *"Enhanced cellular receptor usage by a bioselected CVA21 variant translates into a broader range of oncolytic activity"*

ISSUED FOR : **PSIRON Ltd (ASX CODE: PSX, WEBSITE: www.psiron.com**

FOR FURTHER INFORMATION : **MS JULIE NUTTING, CEO, PSIRON LTD, TEL: 61 2 9889 1200**

ISSUED BY : WESTBROOK COMMUNICATIONS
CONTACT: DAVID REID, TEL: 612 9231 0922 (BUS), 0417 217 157 (MOB)

A copy of this release can be downloaded from **www.westbrookfin.com.au**

psiron
innovation in bioscience

ASX Release 20 April 2005

Psiron at American Association of Cancer Research Annual Meeting

---

Psiron Researchers Present New *In Vitro* Data Confirming Virotherapy Anti-Cancer Effect in Four Cancers

New Australian data have been presented at a US medical conference confirming the anti-cancer effect *in vitro* of virotherapy on four major human cancers.

The four cancers, breast, prostate, colon and multiple myeloma (a form of blood cancer) currently are difficult to treat and have high death rates worldwide.

The research was undertaken by a University of Newcastle team headed by Associate Professor Darren Shafren and was presented today as a poster at the annual meeting of the American Association for Cancer Research, in Anaheim, California.

The virotherapy technology arising from this research is licenced by ASX listed Psiron Ltd and involves the use of naturally-occurring human viruses which have anti-cancer activity in studies to date.

The data, presented in a poster entitled *The Human Enterovirus, Coxsackievirus A21, Exhibits Oncolytic Activity Across a Spectrum of Cancer Types* (see www.psiron.com) highlights the oncolytic activity of the human enterovirus, Coxsackievirus A21 (CVA21) in a series of different *in vitro* cancer cell lines.

CVA21 showed *in vitro* activity against approximately 80 per cent of prostate and colon cancer cell lines, and 65-70% of breast cancer cells lines tested.

CVA21 also exhibited targeted *in vitro* anticancer activity in cancerous cells obtained from bone marrow biopsies of patients with multiple myeloma.

According to Psiron Chief Executive Officer, Ms Julie Nutting, this work demonstrated the selectivity of Psiron's oncolytic virus for certain cancer cell lines rather than normal healthy cells.

"These results add to those of previous studies indicating the potential of the virus as an anti-cancer treatment," Ms Nutting said.

Psiron has commenced Phase 1 clinical trial activity using CVA21 in a small number of melanoma patients.

For further information, please contact

Julie Nutting
Chief Executive Officer
Ph: (02) 9889 1200

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Psiron Ltd

ABN	Quarter ended ("current quarter")
12 010 657 351	31 March 2005

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from customers		-	475
1.2	Payments for	(a) staff costs	(246)	(1,062)
		(b) advertising and marketing	-	-
		(c) research and development	(452)	(1,948)
		(d) leased assets	-	-
		(e) other working capital	(328)	(1,045)
		(f) other	-	-
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		40	98
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other:		34	51
	Net operating cash flows		(952)	(3,431)

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	Net operating cash flows (carried forward)	**(952)**	**(3,431)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments – InJet'	(60)	(184)
	- CBio	-	(600)
	(c) intellectual property Virotarg	(2,000)	(3,000)
	- Burette	-	(60)
	(d) physical non-current assets	(306)	(514)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other		
	- rental security deposit	-	(57)
	- Disposal of controlled entity- cash balance no longer consolidated	-	(1,271)
	Net investing cash flows	(2,366)	(5,686)
1.14	**Total operating and investing cash flows**	(3,318)	(9,117)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	1,589	9,471
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	(83)	(394)
	Net financing cash flows	1,506	9,077
	Net increase (decrease) in cash held	(1,812)	(40)
1.21	Cash at beginning of quarter/year to date	3,809	2,037
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	1,997	1,997

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	158
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities - Convertible Note Facility with Australian Technology Innovation Fund Ltd	5,000	-
3.2	Credit standby arrangements	-	-

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	1,977	3,809
4.2	Deposits at call	-	-
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	1,977	3,809

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	-	
5.2	Place of incorporation or registration	-	-
5.3	Consideration for acquisition or disposal	-	-
5.4	Total net assets	-	-
5.5	Nature of business	-	-

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Bryan Dulhunty (Director/Company Secretary) Date: 19 April 2005

Print name: Bryan Dulhunty

psiron
innovation in bioscience

ASX RELEASE **12 April 2005**

PSIRON COMMENCES PHASE 1 (a) Human Clinical Trials in humans with Melanoma

Pursuant to Listing Rule 3.1 Psiron advises that has commenced Phase 1(a) Clinical trial activity in humans with end stage melanoma.

Stephen Jones
Executive Chairman

Level 1, 82 Waterloo Rd., NORTH RYDE NSW 2113 AUSTRALIA

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Psiron Ltd**
ABN	**12 010 657 351**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Associate Professor Darren Shafren
Date of last notice	14 December 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	23 March 2005
No. of securities held prior to change	640,000 Ordinary Shares 2,000,000 Non Listed Options
Class	Ordinary shares
Number acquired	384,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Issued on achievement of Virotherapy research milestones as advised to the market on the 23 March 05

+ See chapter 19 for defined terms.

No. of securities held after change	1,024,000 Ordinary Shares 2,000,000 Non Listed Options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issued on achievement of Virotherapy research milestones as advised to the market on the 23 March 05

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	-
Nature of interest	-
Name of registered holder **(if issued securities)**	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

psiron
innovation in bioscience

ASX RELEASE **7 April 2005**

PSIRON ANNOUNCES APPOINTMENT OF SCIENTIFIC ADVISORY BOARD

Psiron is pleased to announce the appointment of the following eminent scientists to its Scientific Advisory Board (SAB).

Professor Chris Burrell, Infectious Disease Laboratories, Institute of Medical and Veterinary Science, Frome Rd, Adelaide, Australia 5000.

Associate Professor Ian Campbell, VBCRC Cancer Genetics Laboratory, Peter MacCallum Cancer Centre, Melbourne, Victoria, Australia.

Professor Eric Gowans, Macfarlane Burnet Institute for Medical Research and Public Health, GPO Box 2284,Melbourne, VIC 3001, Australia

Dr Wolf Hanisch
MD and CEO of CBio Limited and a Director of Psiron Limited

Dr Dennis Feeney,
Chief Scientific Officer of CBio Limited and a Director of Psiron Limited

Dr Feeney is the convener of the SAB and its Chairman. The SAB will conduct independent and regular scientific reviews of the company's oncolytic virus project and the scientists involved.

The SAB will independently review all science and clinical development work on the company's oncolytic virus anti-cancer program and report to Stephen Jones, the Chairman of Psiron's Board on the project status whilst concurrently advising and consulting with Associated Professor Shafren, also a director of Psiron on relevant scientific matters and his team of researchers and developers.

Stephen Jones
Executive Chairman

psiron
innovation in bioscience

ASX RELEASE **4 April 2005**

PSIRON APPOINTS EXECUTIVE CHAIRMAN

I advise that the Board has appointed myself, Stephen Jones (the current Chairman of Psiron Ltd) to the position of Executive Chairman. Mr Jones will assume the day to day control of the Company in that role.

The Board has also formed three Committees and they are:

- an independent Scientific Advisory Board to be convened by Dr Dennis Feeney to advise the Chairman
- a Regulatory Affairs committee to advise the Chairman on Production and regulatory affairs matters. This Committee will be convened by Dr Wolf Hanisch and comprise Dr Feeney and Dr Meera Verma (a director of Bresagen Limited)
- an Audit Committee to monitor transactions between non - company researchers and the company

Ms Julie Nutting will continue as the Company's CEO with direct responsibility to achieve the following milestones by 31st December, 2005:

- the conduct of a Company sponsored Phase I clinical trial of the CVA 21 virus in stage 4 melanoma patients by end April 2005
- the preparation and lodgement of an Investigator Brochure with an ethics committee of an Australian hospital to enable the conduct of a second Phase I clinical trial of the CVA 21 virus in humans with stage 4 melanoma by end September 2005
- the preparation and lodgement of an Investigators Brochure with an ethics committee to enable the conduct of a Phase 1 clinical trials of the Echo 1 virus in patients with either prostate or ovarian cancer
- the production of sufficient CVA 21 therapeutic virus and Echo 1 therapeutic virus in GMP-like conditions to a standard that allows its administration into humans in accordance with TGA requirements
- the commencement of the protocols necessary to produce GMP grade and compliant therapeutic viruses to allow Phase II human trials in compliance with TGA requirements in early 2006.

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com

The market will be updated as each milestone is achieved or varied.

Yours faithfully,

Stephen Jones
Executive Chairman

psiron
innovation in bioscience

ASX Release 1 April 2005

CBio awarded Federal Government Grant

Federal Government awards CBio $6m to develop its groundbreaking anti-inflammatory compound

The Federal Minister for Industry, Tourism and Resources, Mr Ian McFarlane today announced a $6m grant to Australian biopharmaceutical development company, CBio Limited as part of its P3 scientific grants package.

Psiron's current stake in CBio, an unlisted public company, is 6%.

The grant will be used by CBio to develop and commercialise its new treatment for inflammatory autoimmune disorders, Cpn 10, a heat shock protein.

CBio announced last week that it had signed an agreement with Griffith University in Brisbane to undertake an early Phase II clinical trial in multiple sclerosis with the company's leading compound, Cpn 10. It has already conducted successful Phase Ia trials in healthy volunteers and Phase Ib studies in patients with multiple sclerosis.

Under the P3 Grant system, CBio is eligible for four years of government funding of up to $6 million on the basis of company-committed expenditure of $33 million, according to CBio's Managing Director, Dr Wolf Hanisch.

"The P3 Grant is evidence that CBio has attained a degree of critical mass in its research program, which we are confident will see the introduction to market progressively over the next decade of a number of exciting new compounds with the potential to dramatically improve the quality of life for patients suffering from autoimmune related diseases," Dr Hanisch said.

CBio is in continuous partnering discussions with a number of major international pharmaceutical companies.

For further information, please contact

Julie Nutting
Chief Executive Officer
Ph: (02) 9889 1200

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Psiron Ltd

ABN

12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares issued on milestones being achieved in the anti cancer Virotherapy project
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,500,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares – existing class

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Ordinary shares - yes
5	Issue price or consideration	Ordinary shares issued on milestones being achieved in the anti cancer Virotherapy project
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued on milestones being achieved in the anti cancer Virotherapy project
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Ordinary shares 23 March 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	143,164,825	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,916,666 1,370,000	Unlisted Options Unlisted employee share scheme options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Bryan Dulhunty..Date: 23 March 2005.
(Finance Director)

Print name: Bryan Dulhunty

+ See chapter 19 for defined terms.

Attachment A

Unquoted Options

A schedule of all options and there exercise prices are set out below

	Expiry Date	Exercise Price	Number of options
Employee Options			
Various employees	30 August 2009	$0.235	150,000
Various employees	21 October 2009	$0.425	1,000,000
Various employees	18 April 2011	$0.345	20,000
Various employees	24 Feb 2005	$0.200	200,000
			1,370,000
Other Options			
Sir James Killen	27 Nov 2005	$0.385	250,000
Colorado Investments	27 Nov 2005	$0.985	500,000
Colorado Investments	27 Nov 2005	$1.485	500,000
Mr S Jones	31 Dec 2005	$0.110	916,666
Sir James Killen	31 Dec 2005	$0.110	150,000
IJong Pty Ltd	18 Nov 2006	$0.120	1,500,000
Perfume Only (Tiger Trust)	6 Dec 2006	$0.045	500,000
Perfume Only (Tiger Trust)	6 Dec 2006	$0.165	500,000
DFCT Pty Ltd	6 Dec 2006	$0.105	500,000
DFCT Pty Ltd	6 Dec 2006	$0.165	500,000
Mr J Walsh	28 Dec 2007	$0.192	1,000,000
Darren Shafren	18 Nov 2009	$0.192	2,000,000
Richard Barry	18 Nov 2009	$0.192	1,000,000
Susanne Johanssson	18 Nov 2009	$0.192	750,000
Gough Au	18 Nov 2009	$0.192	750,000
Dr S Smith	18 Nov 2009	$0.192	100,000
Ms J Nutting	18 Nov 2006	$0.120	1,500,000
Ms J Nutting	18 Nov 2009	$0.300	1,000,000
Ms J Nutting	18 Nov 2009	$0.400	1,000,000
			14,916,666

psiron
innovation in bioscience

ASX RELEASE **22 MARCH 2005**

PSIRON MAKES SECOND LICENCE PAYMENT AND MILESTONE SHARE ALLOCATIONS

Biotechnology company Psiron Ltd, has made a second acquisition payment and share allocations to technology licensor ViroTarg Pty Ltd.

This follows the meeting of agreed R&D and proof of concept milestones in the anti-cancer virotherapy technology development program.

The milestones form part of the original licensing agreement in which Psiron was to provide ViroTarg with a share allocation of 22.5 million shares broken up against meeting key R&D objectives and three cash payments totaling $5 million.

An initial cash payment of $1 million has been made, with a second instalment of $2 million paid today, as detailed in the company's prospectus in October 2004, and four months after the shareholder meeting to approve the transaction.

A total of 1.5 million shares was allocated today for two milestones.

The remaining $2 million will be paid on the manufacture of clinical trial stock for virotherapy trials or reaching September 2005, whichever is later.

The proof of concept milestone triggering the share allocation was reached earlier this year when the ViroTarg developed Echovirus Type1 (EV1) was demonstrated to have attacked successfully aggressive ovarian cancer cells in the test tube and in infected laboratory mice.

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com

The data from this study were published in the *International Journal of Cancer*. http://www3.interscience.wiley.com/cgi-bin/abstract/109884089/ABSTRACT

The other milestone relates to achieving clinical trial notification (CTN) approval to commence a clinical trial in the disease of melanoma.

The virotherapy research project, headed by University of Newcastle associate professor Darren Shafren, is investigating the anti-cancer potential arising from naturally occurring virus material that occurs routinely in the community.

The Shafren team has demonstrated that at least one of its potential anti cancer therapies, CVA21 was well tolerated in two human patients.

Previously, the Shafren group has published research on Coxsackievirus A21 (CVA21), a virus associated with common cold infections that showed success in specifically targeting melanomas.

In addition, a variant of the CVA21 has also shown activity. This was published in a research paper titled "Enhanced Cellular Receptor Usage by a Bioselected Variant of Coxsackievirus A21" which appeared in the November issue of *Journal of Virology*, published by the American Society of Microbiology.
http://jvi.asm.org/cgi/content/abstract/78/22/12603

ISSUED FOR	**:**	**PSIRON LTD**
FOR FURTHER INFORMATION	**:**	**MS JULIE NUTTING, CHIEF EXECUTIVE OFFICER** **PSIRON LTD, TEL: (02) 9889 1200**
ISSUED BY	:	WESTBROOK COMMUNICATIONS, CONTACT: DAVID REID, TEL (02) 9231 0922 OR 0417 217 157

A copy of this release can be downloaded from www.westbrookfin.com.au

ABOUT PSIRON LTD, www.psiron.com

Psiron is an anti-cancer biotechnology company focused on virotherapy. Psiron is developing a suite of viruses for treatment of a range of cancers. Research and development is currently at pre-clinical stage, progressing to Phase I clinical trials in 2005.

psiron

innovation in bioscience

ASX & MEDIA RELEASE **14 MARCH 2005**

ANTI CANCER VIROTHERAPY WELL TOLERATED IN FIRST HUMAN ADMINISTRATION, RESEARCH FINDS

An international medical conference has heard that an Australian developed anti-cancer therapy based on the use of a common cold virus to control cancer cell growth has begun safety testing in human subjects.

The research was presented to the third International Meeting on Replicating Oncolytic Virus Therapeutics, in Banff, Canada, on Friday 11 March by Newcastle University Associate Professor, Darren Shafren.

The technology is licensed to Australian Stock Exchange listed biotechnology company, Psiron Ltd (ASX:PSX).

Professor Shafren has previously tested this virotherapy on cancer tumours in mice and this is the first testing in humans. Two patients only were approved to receive this virotherapy. Professor Shafren reported to the conference that his research team had injected a single dose of Coxsackie A21 (CVA21) virus directly into the advanced melanoma tumours of these patients with end stage disease.

Both patients had many sites of spread of melanoma tumours and injected and non-injected tumours were subsequently removed from the patients.

Professor Shafren's group observed no "systemic toxic effects or localised inflammation" as a result of the injections of the viral material and basic blood biochemistry and liver enzyme levels remained unchanged in these two patients.

Professor Shafren told conference delegates that these findings suggested that administration of a single dose of CVA21 directly into a cancerous tumour was well tolerated. Administration of CVA21 may be of potential therapeutic benefit in controlling the spread of melanoma Professor Shafren said.

CVA21 is one of a small group of naturally occurring rather than genetically modified viruses the Shafren team has been investigating as potential therapies for different hard to treat malignancies including melanoma and ovarian cancer.

These viruses occur naturally and routinely in the community causing mild infections in adult humans.

Previously the Shafren group has published research on CVA21 that showed success in specifically targeting and killing melanoma cells in mice[1].

The virotherapy technique involves the specific targeting and killing of cancer cells through the introduction into the body of the appropriate viral material which then reproduces at a rapid rate over a short period of time, devouring the cancer cells in the process by attaching to the cells' ICAM-1 (intercellular adhesion molecule-1) and DAF (decay accelerating factor).

This CVA21 technology which has been identified by Professor Shafren and his team to be effective in killing cancer cells, is on-licensed to Psiron, as has Echovirus Type 1 (EV1) which has shown promise in animal studies in ovarian cancer.

Professor Shafren's research has shown EV1 to be successful in attacking aggressive ovarian cancer cells in the test tube and infected mice[2].

FOR FURTHER INFORMATION : MS JULIE NUTTING, CHIEF EXECUTIVE OFFICER, PSIRON LTD, TEL 61 2 9889 1200 OR ASSOCIATE PROFESSOR DARREN SHAFREN, TEL 61 2 4923 6158

ISSUED BY : WESTBROOK COMMUNICATIONS, CONTACT: DAVID REID, TEL 61 2 9231 0922 OR 61 2 417 217 157

A copy of this release can be downloaded from www.westbrookfin.com.au

ABOUT PSIRON LTD, www.psiron.com

Psiron is an anti-cancer biotechnology company focusing on virotherapy. Psiron is developing a suite of viruses for treatment of a range of cancers. Research and development is currently at preclinical stage, progressing to Phase I clinical trials in 2005.

1 Clinical Cancer Research, January 2004 and Journal of Virology, November 2004
2 International Journal of Cancer, February 2005 (insert complete citation)

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Psiron Ltd

ABN

12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	- Ordinary shares on conversion of unlisted options - ESOP unlisted options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	50,000 ordinary shares 200,000 ESOP unlisted options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	- Ordinary shares – existing class - ESOP 20 cents exercise price 5 year life, subject to terms of ESOP

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Ordinary shares - yes
5	Issue price or consideration	Ordinary shares 12cents being exercise price of options ESOP Unlisted options – Nil consideration
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary Shares – conversion of unlisted 12 cent options ESOP –Staff Incentive
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Ordinary shares 8 March 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	141,664,825	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,916,666 1,370,000	Unlisted Options Unlisted employee share scheme options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	50,000
39	Class of +securities for which quotation is sought	Ordinary
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Conversion of unlisted options into listed shares

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
141,664,825	Ordinary

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Bryan Dulhunty..Date: 11 March 2005.
(Finance Director)

Print name: Bryan Dulhunty

Attachment A

Unquoted Options

A schedule of all options and there exercise prices are set out below

	Expiry Date	Exercise Price	Number of options
Employee Options			
Various employees	30 August 2009	$0.235	150,000
Various employees	21 October 2009	$0.425	1,000,000
Various employees	18 April 2011	$0.345	20,000
Various employees	24 Feb 2005	$0.200	200,000
			1,370,000
Other Options			
Sir James Killen	27 Nov 2005	$0.385	250,000
Colorado Investments	27 Nov 2005	$0.985	500,000
Colorado Investments	27 Nov 2005	$1.485	500,000
Mr S Jones	31 Dec 2005	$0.110	916,666
Sir James Killen	31 Dec 2005	$0.110	150,000
IJong Pty Ltd	18 Nov 2006	$0.120	1,500,000
Perfume Only (Tiger Trust)	6 Dec 2006	$0.045	500,000
Perfume Only (Tiger Trust)	6 Dec 2006	$0.165	500,000
DFCT Pty Ltd	6 Dec 2006	$0.105	500,000
DFCT Pty Ltd	6 Dec 2006	$0.165	500,000
Mr J Walsh	28 Dec 2007	$0.192	1,000,000
Darren Shafren	18 Nov 2009	$0.192	2,000,000
Richard Barry	18 Nov 2009	$0.192	1,000,000
Susanne Johanssson	18 Nov 2009	$0.192	750,000
Gough Au	18 Nov 2009	$0.192	750,000
Dr S Smith	18 Nov 2009	$0.192	100,000
Ms J Nutting	18 Nov 2006	$0.120	1,500,000
Ms J Nutting	18 Nov 2009	$0.300	1,000,000
Ms J Nutting	18 Nov 2009	$0.400	1,000,000
			14,916,666

Psiron Ltd

ABN 12 010 657 351

Appendix 4D

Half Year Report

For the 6 months ended December 2004 (current period)

and the previous corresponding period 6 months ended 31 December 2003

Results for announcement to the market

				$A'000
Revenue from ordinary activities:	Down	24.2%	to	489
(Loss) from ordinary activities after tax attributable to members:	Up	267.6%	to	(2,118)
Net (loss) for the period attributable to members:	Up	267.6%	to	(2,118)

	Current period	Previous corresponding Period
Net tangible asset backing per ordinary security	6.8 cents	2.8 cents
Basic earnings/(loss) per share	(2.0) cents	(0.9) cents

An explanation of the result of the current period are set out in the Directors Report contained in the attached audited Annual Report.

Full Financial details of the Company are also contained in the attached audited Annual Report.

Dividends: It is not proposed that any dividend will be paid. No dividends were paid in the previous corresponding period.

PSIRON LTD

ABN 12 010 657 351

Half-Year Financial Report

For the six months ended 31 December 2004

PSIRON LTD

Directors' Report

Your directors submit their report for the half-year ended 31 December 2004.

DIRECTORS

The names and details of the company's directors in office during the half-year and until the date of this report are as follows. Directors were in office for the entire period, except where noted:

Stephen Jones – Non-Executive Chairman
Dr Wolf Hanisch (Non-Executive Director)
Bryan Dulhunty (Non-Executive Director)
Julie Nutting (CEO/Director)

Dr Dennis Feeney (Non-Executive Director) - Appointed 14/12/2004
Dr Darren Shafren (Non-Executive Director) Appointed 14/12/2004

Ronald van der Pluijm (Non-Executive Director) – Resigned 5/10/2004

REVIEW AND RESULTS OF OPERATIONS

The principal activity of the Company in the half year under review has been the transformation of the Company from an Investor in biotech projects to an anti-cancer biotech this transition was given effect to by Shareholders voting affirmatively at the company's AGM on the requisite resolutions which finalised and gave effect to the acquisition by licence of the Virotherapy project from ViroTarg Pty Ltd.

During the half year, Psiron raised $2.5m by a placement of shares to institutional investors which allowed finalisation of the licence acquisition of the virotherapy project and alowed the commencement of funding of the associated R&D;

The Company also issued a prospectus (1 for 2 shares (@ 20c/share) in October 2004. The issue closed successfully raising $6.7m .

The Company's accounts for the period include the consolidated results of Analytica Ltd for the five months (July – November 2004).

Due to changes in the composition of the board of Analytica on the 30 November Psiron no longer controlled Analytica and ceased to account for its investment in Analytica on a consolidated bases. From 1 December Psiron now equity accounts its investment in Analytica.

The Company continues as a Loss maker losing $3.2m in the period under review. Shareholders may contemplate that losses will continue to increase with the acceleration of investment exepnditure on the virotarg anti-cancer project. These expendiutures though by nature investments in R and D have been expensed as they are incurred. This includes patent and other IP creation expenses.

The Balance Sheet of the Company for the period July to December 2004 shows that Net Equity increased from $8.2 million to $10.5 million in the period under review.

Directors' Report

The directors now disclose the current status of the Company's investments other than the Virotehrapy business.

Analytica Ltd

Psiron owns 28.4% of the outstanding capital of Analytica. This Company had continued to develop the prototype for its retractable syringe technology. The first prototype was manufactured in December 2004. Analytica continues its growth strategy and focus on medical devices through the acquisition of new burette technology. Analytica also recently announced the sale of its diagnostics business to Vital Diagnostics Pty Ltd. The transaction will be subject to Analytica shareholder approval.

CBio Ltd

In December 2004 Psiron converted its 600,000 $1 options in CBio Ltd, an unlisted public biotechnology company investigating the applications of its wholly-owned intellectual property in chaperonin-10. This gave Psiron a 6% holding. It published Phase I results during the half year and commenced Phase IIa studies in multiple sclerosis and ulcerative colitis. Recent Share sales of CBio were made at $3.00 per share thus the current value (unaudited) of the Company's investment in CBio is $3.6 million..

Sorafin

During the half year Psiron continued the Phase II atopic dermatitis study at St Vincents Clinical Trial Centre. The trial has been slow and the recruitment of patients disappointing. The Company is commencing a second trial at another centre to accelerate progress.

InJet Digital Aerosols Limited (IDAL)

Psiron owns 45% of the outstanding capital of IDAL. Following signature of the licensing agreement with Canon Inc, in August 2003, all upfront payments under this agreement have been received by IDAL.

Auditor's Independence Declaration

A statement of independence has been provided by our auditors, Bentleys MRI, and is included at page 12

Signed in accordance with a resolution of the directors.

Stephen Jones
Chairman

Sydney, 25 February 2005

PSIRON LTD

Condensed Statement of Financial Performance

HALF-YEAR ENDED 31 DECEMBER 2004	Notes	Consolidated	
		31 December 2004	31 December 2003
		$	$
Revenue from ordinary activities	2 (i)	489,325	645,205
Expenses from ordinary activities			
Cost of sales		(224,156)	(415,310)
Depreciation and amortisation	2 (ii)	(913,611)	(555,973)
Borrowing costs expense		-	(1,287)
Research and development		(817,032)	(8,746)
Occupancy expenses		(46,925)	(42,384)
Administration expenses		(1,113,112)	(677,290)
Other expenses from ordinary activities		(502,528)	(345,509)
Share of net (losses of associates accounted for using the equity method		(33,099)	(82,467)
(Loss) from Ordinary Activities before Income Tax Benefit		(3,161,138)	(1,483,761)
Income Tax Benefit Relating to Ordinary Activities		-	-
Net (Loss) from Ordinary Activities after Income Tax Benefit		(3,161,138)	(1,483,761)
Loss attributable to outside equity interests		1,043,546	692,359
Total Changes in Equity other than those Resulting from Transactions with Owners as Owners Attributable to Members of Psiron Limited		(2,117,592)	(791,402)
Basic earnings/(loss) per share (cents per share)		(2.0 cents)	(0.9 cents)
Diluted earnings/(loss) per share (cents per share)		(1.9 cents)	(0.8 cents)

Condensed Statement of Financial Position

AS AT 31 DECEMBER 2004

	Note	Consolidated 31 December 2004 $	Consolidated 30 June 2004 $
Current Assets			
Cash assets		3,808,808	2,037,411
Receivables		761,292	1,197,867
Inventories		-	224,659
Total Current Assets		4,570,100	3,459,937
Non-Current Assets			
Receivables		79,129	21,864
Plant and equipment		184,790	134,979
Investments		4,969,244	1,448,143
Intangible Assets		1,418,979	3,900,995
Total Non-Current Assets		6,652,142	5,505,981
TOTAL ASSETS		11,222,242	8,965,918
Current Liabilities			
Payables	3	755,109	667,481
Provisions		62,265	138,530
Total Current Liabilities		817,374	806,011
TOTAL LIABILITIES		817,374	806,011
NET ASSETS		10,404,868	8,159,907
EQUITY			
Parent Entity Interest			
Contributed equity	4	23,825,742	16,209,985
Accumulated losses	5	(13,420,874)	(12,787,937)
Outside Entity Interest			
Contributed equity		-	9,192,128
Accumulated losses		-	(4,454,269)
TOTAL EQUITY		10,404,868	8,159,907

PSIRON LTD

Condensed Statement of Cash Flows

HALF-YEAR ENDED 31 DECEMBER 2004

	Consolidated	
	31 December 2004	31 December 2003
	$	$
Cash Flows from Operating Activities		
Receipts from customers	491,652	748,452
Payments to suppliers and employees	(1,481,012)	(1,709,220)
Research costs	(1,547,923)	-
Interest received	58,246	20,455
Borrowing costs paid	-	(1,287)
Final payment to Analytica Limited administrator	-	(200,000)
Net Cash Flows (Used In) Operating Activities	(2,479,037)	(1,141,600)
Cash Flows from Investing Activities		
Investment in non-listed entity		
- InJet Digital Aerosols Inc	(124,200)	(110,000)
Investment in associated company		
- InJet Digital Aerosols Limited	-	(106,690)
- CBio Limited	(600,000)	-
Non current Security Deposit	(57,265)	-
Disposal of controlled entity (cash balance)	(1,270,761)	-
Purchase of plant & equipment	(208,372)	(9,929)
Purchase of Intellectual Property	(1,060,000)	-
Net Cash Flows (Used In) Investing Activities	(3,320,598)	(226,619)
Cash Flows from Financing Activities		
Proceeds from Share Issues	7,422,778	1,197,600
Proceeds from unallotted shares	459,301	440,000
Proceeds from outside equity interest	-	337,000
Costs of fundraising	(311,048)	-
Net Cash Flows (Used in)Financing Activities	7,571,031	1,974,600
NET (DECREASE) IN CASH HELD	1,771,396	606,381
Add opening cash brought forward	2,037,412	1,037,209
CLOSING CASH CARRIED FORWARD	3,808,808	1,643,590

Notes to the Half Year Financial Statements

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT.

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the Annual Financial Report of Psiron Limited as at 30 June 2004. It is also recommended that the half-year financial report be considered together with any public announcements made by Psiron Limited and its controlled entities during the half-year ended 31 December 2004 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(a) Basis of accounting

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable accounting standards including AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views).

The half-year financial report has been prepared in accordance with historical cost convention.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Changes in accounting policy

There have been no material changes to accounting policies during the half-year.

(c) Adoption of Australian Equivalents to International Financial Reporting Standards

Australia is currently preparing for the introduction of International Financial Reporting Standards (IFRS) effective for financial years commencing 1 January 2005. This requires the production of accounting data for future comparative purposes from 1 July 2004.

The economic entity's management, along with its auditors, are assessing the significance of these changes and preparing for their implementation. The directors are of the opinion that the proposed changes will have no material effect on the financial reports of the Company. The key differences in the economic entity's accounting policies which will arise from adoption of IFRS are:

- Impairment of Assets

The entity currently determines the recoverable amount of an asset on the basis of undiscounted net cash flows that will be received from the assets use and subsequent disposal. In terms of the pending AASB 136 Impairment of Assets, the recoverable amount of an asset will be determined as the higher of fair value less costs to sell and value in use. It is likely that this change in accounting policy will have no material financial effect on the Company.

Notes to the Half Year Financial Statements continued

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT continued

(c) Adoption of Australian Equivalents to International Financial Reporting Standards

- Income Tax

Currently, the Company adopts the liability method of tax-effect accounting whereby the income tax expense is based on the accounting profit adjusted for any permanent differences. Timing differences are currently brought to account as either a provision for deferred income tax or future tax benefit. Under the Australian equivalent to IAS 12, the entity will be required to adopt a balance sheet approach under which temporary differences are identified for each asset and liability rather than the effects of the timing and permanent differences between taxable income and accounting profit. It is likely that this change in accounting policy will have no material financial effect on the Company.

	31 December 2004	31 December 2003
	$	$
2. LOSS FROM ORDINARY ACTIVITIES.		
Specific items		
Loss from ordinary activities before income tax expense includes the following revenues and expenses whose disclosure is relevant in explaining the financial performance of the entity:		
(i) **Revenue from ordinary activities**		
Sales Revenue	418,719	503,241
Sorafin BIF Grant	12,360	111,509
License Fee	-	10,000
Interest from other persons/corporations	58,246	20,455
	489,325	645,205
(ii) Expenses		
Depreciation		
- Plant & equipment	27,805	12,331
Amortisation		
- Leasehold improvements	11,285	13,542
- Intellectual property	874,521	530,100
Total depreciation & amortisation	913,611	555,973

Notes to the Half Year Financial Statements continued

3. PAYABLES.	31 December 2004 $	30 June 2004 $
Trade Creditors	220,808	380,043
Shares to be allotted	414,301	-
Other	120,000	287,438
	755,109	667,481

4. CONTRIBUTED EQUITY	31 December 2004 Number of Shares	30 June 2004 Number of Shares	31 December 2004 $	30 June 2004 $
Ordinary Shares	132,328,825	91,424,930	23,825,742	16,209,985
Movements in Ordinary Shares				
Balance at beginning of year	91,424,930	85,979,043	16,209,985	14,962,385
Ordinary shares issued during the year				
- July 2004 placement at 19c per share	13,300,000	-	2,527,000	-
- November 2004 prospectus	24,187,228	-	4,837,445	-
- Virotarg licence Agreement	2,500,000	-	481,000	-
- Share Purchase Plan on 7 October 2003 at 25.17 cents per share	-	4,529,220	-	1,140,000
- Exercise of Options	916,667	916,667	81,360	107,600
- Cost of Share Issue	-	-	(311,048)	-
Balance at end of year	132,328,825	91,424,930	23,825,742	16,209,985

5. ACCUMULATED LOSSES		31 December 2004 $	30 June 2004 $
Accumulated (losses) at the beginning of the period		(12,787,937)	(12,846,463)
Net profit/(loss) attributable to members of the parent entity		(2,117,592)	58,526
Accumulated losses no longer accumulated	6	1,484,655	-
Accumulated (losses) at the end of the period		(13,420,874)	(12,787,937)

Notes to the Half Year Financial Statements continued

6. LOSS OF CONTROL OF CONTROLLED ENTITY – Analytica Ltd

As a result of changes made to the composition of the Board of Analytica Ltd on the 30 November 2004, Psiron ceased to control Analytica Ltd . This loss of control resulted in Psiron ceasing to consolidate Analytica. As at 30 November 2004 Psiron controlled 28% of the share capital of Analytica. As there was no sale of securities, there is no cash flow or gain or loss on disposal of assets

The effect on the financial position of Psiron as a result of this loss of control is simply a reclassification of assets and liabilities on the consolidated accounts of Psiron. The reclassification of assets on the consolidated accounts of Psiron was as follows

	$
Increase in Investment in Analytica	**2,950,000**
Decrease in assets and liabilities of Analytica previously consolidated	
- Cash	(1,270,761)
- Receivables	(910,177)
- Inventories	(209,655)
- Plant and equipment	(121,415)
- Intangibles	(3,233,495)
- Creditors	540,236
- Provisions	45,610
- Parent entity - accumulated losses	(1,484,655)
- Outside equity interest - accumulated losses	(5,497,815)
- Outside interest - contributed equity	9,192,127
Net change in assets and liabilities	-

7. SEGMENT INFORMATION

Industry Segment	Diagnostics		Corporate		Consolidated	
	31 Dec 2004 $	31 Dec 2003 $	31 Dec 2004 $	31 Dec 2003 $	31 Dec 2004 $	31 Dec 2003 $
Operating revenue						
Sales to customers	418,719	503,241	-	-	418,719	503,241
Other	12,776	10,000	57,830	131,964	70,606	141,964
Total Revenue	431,495	513,241	57,830	131,964	489,325	645,205
Expenses						
Operating expenses	(852,305)	(510,122)	(849,352)	(997,531)	(1,701,657)	(1,507,653)
Significant items						
- equity accounted p/(l)	-	-	(33,099)	(82,467)	(33,099)	(82,467)
- amortisation of IP	(812,500)	-	(62,021)	(530,100)	(874,521)	(530,100)
- R and D costs	(224,156)	(8,746)	(817,032)	-	(1,041,188)	(8,746)
Total Expenses	(1,888,961)	(518,868)	(1,761,504)	(1,610,098)	(3,650,465)	(2,128,966)
Segment Result	(1,457,466)	(5,627)	(1,703,674)	(1,478,134)	(3,161,140)	(1,483,761)

Notes to the Half Year Financial Statements continued

7. SEGMENT INFORMATION (continued)

Industry Segment	Diagnostics		Corporate		Consolidated	
	31 Dec 2004 $	31 Dec 2003 $	31 Dec 2004 $	31 Dec 2003 $	31 Dec 2004 $	31 Dec 2003 $
Segment Assets	-	1,878,030	11,222,242	2,434,426	11,222,242	4,312,456
Segment Liabilities	-	120,999	871,374	1,034,187	871,344	1,155,186
Ordinary operating expenses are after charging Depreciation and Amortisation	833,449	57,405	80,162	498,568	913,611	555,973
Assets acquired	-	9,372	198,669	600	198,669	9,972

Geographical Segment

The activities of the Company take place principally on the east coast of Australia.

8. CONTINGENT ASSETS AND LIABILITIES.

Psiron and the Australian Technology Innovation Fund Limited, jointly and severally, have to guarantee the performance of the obligations of InJet Digital Aerosols Limited (IDAL) in the licence agreement between Canon Inc and IDAL. The guarantee includes, without limitation, the grant of the exclusive licence of the patents to Canon and the refund of the initial upfront fee of US$1 million to Canon in case of a material breach of the licence agreement by IDAL

Other than this the Company is not aware of any contingent liabilities neither at the end of the half-year nor at the date of this report.

9. SUBSEQUENT EVENTS

There have not been any matters or circumstances that have arisen since the end of the half year, which have significantly affected, or may significantly affect, the operations of the company, the results of those operations, or the state of affairs of the company in financial years after the half year other than the allotment of an additional 9,286,000 ordinary shares ($1,857,200) from application received under shortfall facility available under the November 2004 prospectus.

Directors' Declaration

In accordance with a resolution of the directors of Psiron Limited, I state that:

In the opinion of the directors:

(a) the financial statements and notes of the consolidated entity :
  (i) give a true and fair view of the financial position as at 31 December 2004 and of the performance for the half-year ended on that date of the consolidated entity ; and
  (ii) comply with Accounting Standard AASB 1029 "Interim Financial Reporting" and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts, as and when they become due and payable.

Signed in accordance with a resolution of the directors.

Mr S Jones
Chairman

Sydney, 25 February 2005

Bentleys mri

Chartered
Accountants &
Business Advisors

ABN 36 892 525 331

Level 26 AMP Place
10 Eagle Street Brisbane 4000

(Correspondence to
GPO Box 740, Brisbane 4001)

Telephone (07) 3222 9777
Facsimile (07) 3221 9250

Email: admin@bris.bentleys.com.au
Internet: www.bentleys.com.au

Our Ref: M:\P\PSIRO00\T157LRJF05 DOC

Contact Person: ROBERT FORBES

Contact Details: 3222 9708

25 February 2005

The Directors
Psiron Ltd

Dear Directors

AUDITOR'S INDEPENDENCE DECLARATION

In accordance with section 307C of the Corporations Act 2001, we advise that to the best of the lead auditor's knowledge and belief there have been:-

- no contraventions of the auditor independence requirements of that Act in relation to the review for the half-year ended 31 December 2004; and
- no contraventions of any applicable code of professional conduct in relation to the review for the half-year ended 31 December 2004.

Yours faithfully
Bentleys MRI

Robert Forbes
Lead Auditor

Independent Review Report

TO THE MEMBERS OF PSIRON LTD

Scope

We have reviewed the financial report of Psiron Ltd for the half-year ended 31 December 2004 consisting of the Condensed Statement of Financial Performance, Condensed Statement of Financial Position, Condensed Statement of Cash Flows, Notes to the Half Year Financial Statements and the Directors' Declaration. The financial report includes the consolidated financial statements of the consolidated entity comprising Psiron Ltd and the entities it controlled at the end of the half-year or from time to time during the half-year. The directors of Psiron Ltd are responsible for the financial report.

We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of Psiron Ltd's financial position and performance as represented by the results of its operations and its cash flows, and in order for Psiron Ltd to lodge the financial report with the relevant regulatory authorities.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Psiron Ltd and its controlled entities is not in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the financial position of Psiron Ltd and its controlled entities as at 31 December 2004 and of its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Signed at Brisbane this 25th day of February 2005.

Bentleys MRI
Chartered
Accountants

R.J Forbes
Partner

psiron
innovation in bioscience

ASX Release 23 February 2005 **Milestone Reached**

Milestone Reached under Virotherapy Licence Agreement

Psiron's plan to commence clinical trials for use of its virotherapy technology for the treatment of cancer has moved closer with notification of Ethics Committee approval of its application for a safety study in a small number of patients with end stage disease.

This approval is a milestone in the licence agreement for the technology and triggers a one million share allocation.

Whereas the Ethics Committee approval is highly important for the Psiron business and its development program for the virotherapy technology, the timing of conduct of the study in the very small patient sample is yet to be finalised.

For further information, please contact

Julie Nutting
Chief Executive Officer
Ph: (02) 9889 1200

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Psiron Ltd

ABN

12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares – shortfall shares Unlisted Options – 1,000,000 as agreed by shareholders at the AGM on 18 November 2004 Unlisted Options – 100,000
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	748,000 ordinary shares 1,100,000 unlisted options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares - Final allotment of shortfall shares under the prospectus that closed on the 3 November 2004. Unlisted Options - 1,000,000 19.24 cent options expiring 28 December 2007. Unlisted Options - 100,000 19.24 cent options expiring 18 November 2006

RECEIVED

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Ordinary shares - yes
5	Issue price or consideration	Ordinary shares - 20 cents per share Unlisted options – 19.24 cents per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary Shares - Allotment of shortfall shares under the prospectus that closed on the 3 November 2004. Funds will be spent as outlined in the prospectus. Unlisted Options – 1,000,000 issued to Mr J Walsh at 19.24 cents as agreed by shareholders at the Company's AGM on 18 November 2004 for assistance in identification and securing the Virotarg project. Unlisted Options - 100,000 to Ms S Smith for work performed in relation to the Virotarg project.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Ordinary shares 17 February 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
141,614,825	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,966,666 1,170,000	Unlisted Options Unlisted employee share scheme options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Bryan Dulhunty...Date: 18 February 2005.
(Finance Director)

Print name: Bryan Dulhunty

Attachment A

Unquoted Options

A schedule of all options and there exercise prices are set out below

	Expiry Date	Exercise Price	Number of options
Employee Options			
Various employees	30 August 2009	$0.235	150,000
Various employees	21 October 2009	$0.425	1,000,000
Various employees	18 April 2011	$0.345	20,000
			1,170,000
Other Options			
Sir James Killen	27 Nov 2005	$0.385	250,000
Colorado Investments	27 Nov 2005	$0.985	500,000
Colorado Investments	27 Nov 2005	$1.485	500,000
Mr S Jones	31 Dec 2005	$0.110	916,666
Sir James Killen	31 Dec 2005	$0.110	200,000
Ijong Pty Ltd	18 Nov 2006	$0.120	1,500,000
Darren Shafren	18 Nov 2006	$0.192	2,000,000
Richard Barry	18 Nov 2006	$0.192	1,000,000
Susanne Johanssson	18 Nov 2006	$0.192	750,000
Gough Au	18 Nov 2006	$0.192	750,000
Ms S Smith	18 Nov 2006	$0.192	100,000
Ms J Nutting	18 Nov 2006	$0.120	1,500,000
Perfume Only (Tiger Trust)	6 Dec 2006	$0.045	500,000
Perfume Only (Tiger Trust)	6 Dec 2006	$0.165	500,000
DFCT Pty Ltd	6 Dec 2006	$0.105	500,000
Mr J Walsh	28 Dec 2007	$0.192	1,000,000
DFCT Pty Ltd	6 Dec 2006	$0.165	500,000
Ms J Nutting	18 Nov 2009	$0.300	1,000,000
Ms J Nutting	18 Nov 2009	$0.400	1,000,000
			14,966,666

+ See chapter 19 for defined terms.

psiron
innovation in bioscience

ASX Release: 3 February 2005

Change in Registered Office and Principal Place of Business

Psiron Ltd is pleased to announce that it is moving to new premises effective 21 February 2005. These premises will be both the principal place of business and the registered office address.

The new details are:

Address:	Level 1 / 82 Waterloo Road North Ryde NSW 2113
Phone:	61 – 2 – 9889 1200
Fax:	61 – 2 – 9889 1288

Psiron's electronic details remain unchanged:

Email:	psiron@psiron.com
Website:	www.psiron.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Psiron Ltd

ABN

12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,331,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Allotment of shortfall shares under the prospectus which closed on the 3 November 2004.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	yes
5	Issue price or consideration	20 cents per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Allotment of shortfall shares under the prospectus which closed on the 3 November 2004. Funds will be spent as outlined in the prospectus
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 February 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
140,866,825	Ordinary Shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
13,866,666	Unlisted Options
1,170,000	Unlisted employee share scheme options

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Bryan Dulhunty..Date: 8 February 2005.
(Finance Director)

Print name: Bryan Dulhunty

Attachment A

Unquoted Options

As a result of the pro rata rights issue options that had been issued on the date of lodgement of the prospectus have been re-priced in accordance with listing rule 6.22. The effect of the rights issue is to reduce the exercise price of specified options by 1.04 cents each

A schedule of all options and there exercise prices are set out below

	Expiry Date	Exercise Price	Number of options
Employee Options			
Various employees	30 August 2009	$0.235	150,000
Various employees	21 October 2009	$0.425	1,000,000
Various employees	18 April 2011	$0.345	20,000
			1,170,000
Other Options			
Sir James Killen	27 Nov 2005	$0.385	250,000
Colorado Investments	27 Nov 2005	$0.985	500,000
Colorado Investments	27 Nov 2005	$1.485	500,000
Mr S Jones	31 Dec 2005	$0.110	916,666
Sir James Killen	31 Dec 2005	$0.110	200,000
Perfume Only (Tiger Trust)	6 Dec 2006	$0.045	500,000
Perfume Only (Tiger Trust)	6 Dec 2006	$0.165	500,000
DFCT Pty Ltd	6 Dec 2006	$0.105	500,000
DFCT Pty Ltd	6 Dec 2006	$0.165	500,000
Ijong Pty Ltd	18 Nov 2006	$0.120	1,500,000
Darren Shafren	18 Nov 2006	$0.192	2,000,000
Richard Barry	18 Nov 2006	$0.192	1,000,000
Susanne Johanssson	18 Nov 2006	$0.192	750,000
Gough Au	18 Nov 2006	$0.192	750,000
Ms J Nutting	18 Nov 2006	$0.120	1,500,000
Ms J Nutting	18 Nov 2009	$0.300	1,000,000
Ms J Nutting	18 Nov 2009	$0.400	1,000,000
			13,866,666

psiron
innovation in bioscience

ASX Release: 3 February 2005

NEWLY PUBLISHED DATA REVEALS PSIRON ANTI-CANCER THERAPY'S POTENTIAL

An anti-cancer virotherapy acquired by biotechnology company, Psiron Ltd, has excelled in attacking aggressive ovarian cancer cells in the test tube and in infected laboratory mice, according to data published in the latest edition of the *International Journal of Cancer* (http://www3.interscience.wiley.com/cgi-bin/abstract/109884089/ABSTRACT)

The research is by virotherapy project head and University of Newcastle Associate Professor Darren Shafren and colleagues, and is contained in a paper entitled "Oncolysis of Human Ovarian Cancers by Echovirus Type 1".

Echovirus Type 1, (EV1), is one of a small group of naturally-occurring, rather than genetically-modified, viruses the Shafren team has been investigating as potential therapies for different hard-to-treat malignancies including melanoma and ovarian cancer.

These viruses occur naturally and routinely in the community causing mild infections in adult humans.

This is one of a suite of virus strains that is in-licensed to Psiron. These viruses have been identified by Professor Shafren and his team to be effective in killing cancer cells.

Previously, the Shafren group has published research on Coxsackievirus A21, a virus associated with common cold infections that showed success in specifically targeting and killing melanoma cells.

The virotherapy technique involves the specific targeting of virus by attaching to the cancerous cells expressing high levels of the virus receptor molecules and destroying the cells in the viral replication process. Cancer cells are killed following the introduction into the body of the appropriate dose of live virus which then reproduces in the tumour, killing it at a rapid rate over a short period of time.

UNIT 8, 10 ANELLA AVENUE CASTLE HILL 2154 AUSTRALIA
t +61 2 9659 8650 f +61 2 9659 8654 psiron@psiron.com

According to Professor Shafren, the study demonstrated an important proof of principle for employing naturally-occurring EV1 as a potential therapy for the treatment of ovarian cancer.

"Effective treatment of advanced ovarian cancer is often hindered by the late stage of initial detection when the tumour has attached itself to the upper abdomen," Professor Shafren said.

"This can result in extensive, invasive surgery and potentially toxic chemotherapy, with poor quality of life and poor long term survival rates.

"Utilising fast-acting, naturally-occurring viruses as anti-cancer therapies, with few side effects, has significant appeal for patients and doctors," Professor Shafren added.

The research further demonstrated that:

- EV1 enters cells rapidly where there is a higher than usual number of a particular receptor molecule called integrin $\alpha_2\beta_1$, which is the case on the surface of most ovarian cancer cells
- EV1 specifically targeted and destroyed all ovarian cancer cells lines tested in this study, while normal, non-cancerous ovarian cells and human blood cells were not killed by the virus
- EV1 virotherapy destroyed human ovarian tumours grown in laboratory mice.

The data presented in the Journal report conclude that EV1 is "very effective" in the laboratory for the control of ovarian cancers and that its use as a therapy may be viewed as an "attractive alternative" to current treatment regimes.

Under Psiron's licence agreement with the Shafren team, R&D funding will progress the EV1 and Coxsackievirus A21 into human clinical trials.

ISSUED FOR: **PSIRON LTD (ASX CODE: PSX, WEBSITE: www.psiron.com)**

FOR FURTHER INFORMATION: **MS JULIE NUTTING, CHIEF EXECUTIVE OFFICER, PSIRON LTD, TEL (02) 9659 8654**
or
ASSOCIATE PROFESSOR DARREN SHAFREN, TEL: (02) 4923 6158

ISSUED BY WESTBROOK COMMUNICATIONS,
CONTACT: DAVID REID, TEL (02) 9231 0922 OR 0417 217 157

ABOUT PSIRON LTD

Psiron is a leading anti-cancer biotechnology company. The company's key project, which is wholly owned, is a virotherapy treatment for a range of cancers currently at preclinical stage. Forthcoming milestones for the virotherapy project are structuring initial Phase I cancer trials, further development of the patent regime around core virotherapy intellectual property, and overseas clinical evaluation of the technology.

Another wholly owned Psiron product, Sorafin™, is a therapy for treating skin diseases, currently in Phase II clinical trials. Other Psiron interests involve indirect management and include 45 per cent of IDAL, an inhaled drug delivery technology licensed to Canon Inc, 28 per cent of ASX listed Analytica (ASX code: ALT) which has operations in diagnostics and medical technology and 6.0 per cent of CBio which has Phase II trials in anti-inflammatory treatments for auto-immune diseases.

UNIT 8, 10 ANELLA AVENUE CASTLE HILL 2154 AUSTRALIA
t +61 2 9659 8650 f +61 2 9659 8654 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Psiron Ltd

ABN

12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,206,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Allotment of shortfall shares under the prospectus which closed on the 3 November 2004.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	yes
5	Issue price or consideration	20 cents per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Allotment of shortfall shares under the prospectus which closed on the 3 November 2004. Funds will be spent as outlined in the prospectus
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 February 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	134,535,325	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13,866,666 1,170,000	Unlisted Options Unlisted employee share scheme options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	2,206500
39	Class of +securities for which quotation is sought	Ordinary
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Allotment of shortfall shares under the prospectus which closed on the 3 November 2004.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
134,535,325	Ordinary Shares

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Bryan Dulhunty..Date: 2 February 2005.
(Finance Director)

Print name: Bryan Dulhunty

psi innovatio

ASX Release 31 January 2005

Review of operations for the quarter ending 31 December 2004 and Appendix 4C

Psiron's activities in the last quarter of 2004 followed the Company's business plan.

At the AGM on November 18, all resolutions were passed, allowing Psiron to continue the research and development of its virotherapy anticancer research project under licence from ViroTarg Pty Ltd and commence acquisition of such technology. Associate Professor Darren Shafren, who is supervising the continuing research program at the University of Newcastle, has joined the Board.

A rights issue prospectus (one for two at 20 cents) was issued in October 2004. The minimum subscription of $4.5 million was reached allowing funding the second instalment ($2 million) of purchase of the virotherapy technology to be made as well as supporting the ongoing research and development plan. This includes purchase of specialised equipment for use by Associate Professor Shafren's research team, highlighted by the acquisition of a state of the art bioluminescence imaging scanner (IVIS 100 from Xenogen, USA) which accurately monitors tumour size and cancer spread (metastasis) in live small animals without the need to sacrifice them during the research.

At the end of 2004, Psiron exercised its 600,000 $1.00 options in CBio Limited, increasing its stake in this unlisted public company from 3.9% to 6.0%. The prospect of Phase II results from this investment in 2005 gives Psiron confidence in the significant value of this investment. Two Phase IIa studies in multiple sclerosis and ulcerative colitis are already underway.

The Sorafin atopic dermatitis clinical trial is continuing well however recruitment of eczema patients has been much slower than planned with 54 patients completed so far (target enrolment is 150). There are a number of reasons for slow recruitment. For example, the Xmas season is disruptive because medical and supporting staff as well as patients are generally unavailable to continue through the December-January periods. In response to this it is expected to open an additional recruitment site. We look forward to start screening patients in the new centre in early March this year. While the slow enrolment into the study has been disappointing, the study is otherwise running well.

A working prototype of a retractable syringe was announced by Analytica Ltd in December 2004. It also announced the sale of its diagnostics business to Vital Diagnostics Pty Ltd. This will be subject to an EGM to be held on 23rd February, 2005.

UNIT 8, 10 ANELLA AVENUE CASTLE HILL 2154 AUSTRALIA
t +61 2 9659 8650 f +61 2 9659 8654 psiron@psiron.com

With more than $5.3 million raised to date pursuant to the rights issue, Psiron held $3.8 million in cash at the end of the 2004 year.

For further information, please contact

Julie Nutting
Chief Executive Officer
Ph: (02) 9659 8650

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Psiron Ltd

ABN	Quarter ended ("current quarter")
12 010 657 351	31 December 2004

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers		162	475
1.2	Payments for	(a) staff costs	(506)	(816)
		(b) advertising and marketing	-	-
		(c) research and development	(287)	(1,496)
		(d) leased assets	-	-
		(e) other working capital	(127)	(734)
		(f) other	-	-
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		43	58
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other:		5	17
	Net operating cash flows		(693)	(2,479)

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)	**(693)**	**(2,479)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments – InJet'	(60)	(124)
	- CBio	(600)	(600)
	(c) intellectual property Virotarg	(1,000)	(1,000)
	- Burette	(60)	(60)
	(d) physical non-current assets	(189)	(208)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other		
	- rental security deposit	(57)	(57)
	- Disposal of controlled entity- cash balance no longer consolidated	(1,271)	(1,271)
	Net investing cash flows	(3,237)	(3,320)
1.14	**Total operating and investing cash flows**	(3,930)	(5,799)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	5,332	7,882
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	(265)	(311)
	Net financing cash flows	5,067	7,571
	Net increase (decrease) in cash held	1,137	1,772
1.21	Cash at beginning of quarter/year to date	2,672	2,037
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	3,809	3,809

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	250
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	3,809	2,672
4.2 Deposits at call	-	-
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	3,809	2,672

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	-	
5.2 Place of incorporation or registration	-	-
5.3 Consideration for acquisition or disposal	-	-
5.4 Total net assets	-	-
5.5 Nature of business	-	-

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Bryan Dulhunty (Director/Company Secretary) Date: 31 January 2005

Print name: Bryan Dulhunty

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Psiron Ltd**
ABN	**12 010 657 351**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ms Julie Nutting
Date of last notice	8 January 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	24 December 2004
No. of securities held prior to change	-
Class	
Number acquired	1,500,000 unlisted options with an exercise price of 12 cent expiring 18 Nov 06 1,000,000 unlisted options with an exercise price of 30 cents expiring 18 Nov 09 1,000,000 unlisted options with an exercise price of 40cents expiring 18 Nov 09
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	-

No. of securities held after change	1,500,000 unlisted options with an exercise price of 12 cent expiring 18 Nov 06 1,000,000 unlisted options with an exercise price of 30 cents expiring 18 Nov 09 1,000,000 unlisted options with an exercise price of 40cents expiring 18 Nov 09
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of options approved by shareholders at the AGM held on 18 November 2004,

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Psiron Ltd	
ABN 12 010 657 351	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr Wolfgang Hanisch
Date of last notice	8 January 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Options are held in name of company controlled by Dr Hanisch
Date of change	7 December 2004
No. of securities held prior to change	-
Class	
Number acquired	1,500,000 unlisted options with an exercise price of 12 cent expiring 18 Nov 06
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	-
No. of securities held after change	1,500,000 unlisted options with an exercise price of 12 cent expiring 18 Nov 06

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of options approved by shareholders at the AGM held on 18 November 2004,

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Psiron Ltd

ABN

12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unlisted options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,500,000 options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1,500,000 unlisted options with an exercise price of 12 cent expiring 18 Nov 06 1,000,000 unlisted options with an exercise price of 30 cents expiring 18 Nov 09 1,000,000 unlisted options with an exercise price of 40cents expiring 18 Nov 09

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	n/a
5	Issue price or consideration	Unlisted options issued free of consideration as approved by shareholders at the AGM held on 18 November 04
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 December 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	132,328,825	Ordinary Shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
13,866,666	Unlisted Options
1,170,000	Unlisted employee share scheme options

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Bryan Dulhunty...Date: 24 December 2004.
(Finance Director)

Print name: Bryan Dulhunty

psiron
innovation in bioscience

ASX Release: 14 December 2004

Additional Directors appointed to Psiron Board

Psiron is pleased to announce the addition of two new directors to the board effective immediately: Associate Professor Darren Shafren and Dr Dennis Feeney.

Associate Professor Darren Shafren (BSc Hons I, PhD) is Associate Professor of Virology in the Faculty of Health, The University of Newcastle with over 20 years experience in basic and molecular virology. Dr Shafren is the founding inventor of the ViroTarg oncolytic virus technology to which Psiron has secured a world-wide licence.

Dr Dennis Feeney (MSc PhD) has worked in a variety of senior management roles in the international pharmaceutical industry for the past fifteen years at companies such as Sandoz, Marion Merrell Dow and Pharmacia.

During this period, Dr Feeney has held key corporate functional responsibilities for all phases of clinical research (Phase I to Phase IV clinical research), regulatory affairs, health economics and medical services at domestic, regional and international levels.

The new directors will contribute strong backgrounds in science and drug development which will assist the company move through clinical trials of the company's technology.

For further information, please contact

Stephen Jones
Chairman

Ph: (02) 9659 8650

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Psiron Ltd**
ABN	**12 010 657 351**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Associate Professor Darren Shafren
Date of appointment	14 December 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
640,000 Ordinary Shares 2,000,000 Non Listed Options

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. **Nil**	**Number & class of Securities**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder **(if issued securities)**	N/A
No. and class of securities to which interest relates	N/A

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Psiron Ltd**
ABN	**12 010 657 351**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr Dennis Feeney
Date of appointment	14 December 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. Nil	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

psiron
innovation in bioscience

ASX Release 7 December 2004

Quotation of shares allotted under Rights Issue

The Company wishes to advise that it has allotted 24,187,228 ordinary shares under its Rights Issue having received applications totaling $4,837,445. These shares where quoted on the ASX yesterday, Monday 6 December 2004.

Subsequent to shareholder approval at the AGM held on 18 November and the meeting of all licence pre-conditions the Company has made its initial licence fee payment of $1m to Virotarg Pty Ltd and has allotted the following shares and options:

1) 2,500,000 ordinary shares under the terms of the Virotarg Licence Agreement
2) 4,500,000 unlisted options under the terms of the Virotarg Licence Agreement

The Company has further allotted 1,500,000 unlisted options to Dr Wolf Hanisch or his nominee as approved by shareholders.

The Company now has quoted and issued ordinary share capital of 132,328,825 shares.

Under the terms of the Virotarg Licence Agreement the Company has the obligation to issue an additional 20 million shares as milestones under the licence agreement are met.

The Company also has the right under the terms of its Rights Issue to allot up to a further 28,633,570 shares at 20 cents raising an additional $5,726,714 prior to 3 February 2005.

For further information, please contact

Julie Nutting
Chief Executive Officer
Ph: (02) 9659 8650

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Psiron Ltd

ABN

12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares and unlisted options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,500,000 ordinary shares 4,500,000 unlisted options with an exercise price of 19.24 cents 1,500,000 unlisted options with an exercise price or 12 cents
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary Shares fully paid 4,500,000 unlisted options – 1/3 on grant, 1/3 on meeting milestones and the remaining third on further milestones being meet 1,500,000 unlisted options with an exercise price of 12 cent expiring 18 Nov 06

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Ordinary shares - shares issued to acquire IP Deemed issue price of 19.24 cents per share Unlisted options issued free of consideration
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Part Acquisition of IP- Virotarg Licence Agreement
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 December 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	132,328,825	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,366,666 1,170,000	Unlisted Options Unlisted employee share scheme options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	2,500,000
39	Class of +securities for which quotation is sought	ordinary shares
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Ordinary shares - shares issued to acquire IP Deemed issue price of 19.24 cents per share

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
132,328,825	Ordinary Shares

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Bryan Dulhunty..Date: 7 December 2004.
(Finance Director)

Print name: Bryan Dulhunty

+ See chapter 19 for defined terms.

psiron
innovation in bioscience

ASX Release 30 November 2004

Completion of Virotarg Licence Agreement

Psiron Ltd advises that the conditions precedent for the completion of the virotherapy licence agreement signed on August 3 have now been fulfilled, and the first of the technology acquisition payments under that agreement have been made.

The total acquisition consideration is $5 million in cash and 22.5 million shares. These are paid against milestones. The first payment was $1 million and 2.5 million shares. Following the approval received from shareholders at the AGM, the key researchers have also been allocated 4.5 million options.

The rights issue prospectus lodged on October 6 has raised the minimum subscription of $4.5 million: the balance of funds i.e. $6 million is expected to be allocated by directors over the next two months.

These funds will be mainly directed towards payment of the cash component of the virotherapy deal ($3 million), the funding of the research including Phase I trials in melanoma, and the continued research into breast, prostate and other cancers.

Psiron is pleased with the progress in research which has occurred at the University of Newcastle under Assoc. Professor Darren Shafren's supervision. A media release describing the most recent publication of an aspect of the work in a peer-reviewed publication, the Journal of Virology, accompanies this.

For further information, please contact

Julie Nutting
Chief Executive Officer
Ph: (02) 9659 8650

MEDIA RELEASE **30 NOVEMBER 2004**

PSIRON ANTI-CANCER THERAPY ACHIEVES FURTHER PEER REVIEW

An anti-cancer virotherapy acquired by biotechnology company, Psiron Ltd, has achieved further peer review, in a research article in the November issue of the international leading virology publication, *Journal of Virology*, published by the American Society of Microbiology.

The research was headed by virotherapy project leaders Dr. Susanne Johansson and University of Newcastle Associate Professor Darren Shafren, and the paper is titled "Enhanced Cellular Receptor Usage by a Bioselected Variant of Coxsackievirus A21", *Journal of Virology*, November 2004, p. 12603-12612, Vol. 78, No. 22.

Professor Shafren's research is based around seeking anti-cancer benefits from Coxsackievirus A21 (CVA21), a naturally-occurring virus associated with common cold infections. This is in contrast to the work of others who use genetically-modified viruses. Specificity of the viral-induced death of the cancer cells is supplied by an over-expression of two biological targets, ICAM-1 (intercellular adhesion molecule-1) and DAF (decay accelerating factor). While these two molecules are present at minimal levels on normal cells, the Coxsackievirus A21 preferentially targets and kills the cancerous cells which express substantially higher concentrations of the two biological targets.

In a recent research article in January 2004 published in the journal, "Clinical Cancer Research (Vol 10: 53-60, Jan 1, 2004)", Associate Professor Shafren and his team demonstrated that.:

- DAF and ICAM-1 in combination proved to be effective receptors for CVA21 to enter cancer cells
- on entry, CVA21 killed cancer cells
- with the receptors working across an entire tumour, CVA21 was able to multiply in this environment and induce multiple cancer cell deaths
- CVA21 virotherapy destroyed human melanoma tumours grown in laboratory mice

The newly published research shows that a bio-selected form of the CVA21 virus has enhanced tumour-killing capacity being able to kill additional cancer cells exhibiting high levels of the DAF molecule alone.

Implications from this research are encouraging for Associate Professor Shafren and his team, with Psiron arranging for Phase I clinical trials to commence in 2005.

ISSUED FOR : PSIRON LIMITED (ASX CODE: PSX, WEBSITE: www.psiron.com)

FOR FURTHER INFORMATION : MS JULIE NUTTING, CHIEF EXECUTIVE OFFICER, PSIRON LIMITED, TEL (02) 9659 8654

ISSUED BY : WESTBROOK COMMUNICATIONS, CONTACT: IAN WESTBROOK, TEL (02) 9231 0922 OR 0407 958 137

A copy of this release can be downloaded from www.westbrookfin.com.au

ABOUT PSIRON LTD

Psiron is a leading anti-cancer biotechnology company. The company's key project, which is wholly owned, is a virotherapy treatment for a range of cancers currently at preclinical stage. Another wholly owned product, Sorafin™, is a therapy for treating skin diseases, currently in Phase II clinical trials.

Other Psiron interests involve indirect management and include 50 per cent of IDAL, an inhaled drug delivery technology licensed to Canon Inc, 28 per cent of ASX listed Analytica (ASX code: ALT) which has operations in diagnostics and medical technology and 3.4 per cent of CBio which has Phase II trials in anti-inflammatory treatments for auto-immune diseases.

Forthcoming milestones for virotherapy are structuring initial Phase I melanoma trials, structuring other cancer Phase I trials, further development of the patent regime around virotherapy, contracting manufacture of virus material for the trials and exploration of overseas extensions to the trialling process.

PUBLICATION LINKS

Website for the *Journal of Virology*, November issue, is http://jvi.asm.org/current.shtml, with articles from the journal available online by subscription.

psiron
innovation in bioscience

ASX Release

18 November 2004

Subject: Results of Annual General Meeting held on 18 November 2004.

The Company is pleased to announce that all resolutions put to shareholders at today's Annual General Meeting were passed on a show of hands.

Proxy votes received were as follows:

Resolution	For	Against	Abstain	Open
1. Re-election of Mr Stephen Jones	16,872,477	41,273	-	2,891,680
2. Re-election of Mr Bryan Dulhunty	16,897,477	41,273	-	2,855,706
3. Aggregate remuneration of directors	14,010,601	2,754,877	-	2,407,840
4. Approval of the issue of 1,500,000 options to Dr Wolf Hanisch, Director	10,015,957	6,650,887	-	2,618,366
5.(a) Approval of the issue of 1,500,000 options to Ms Julie Nutting, Chief Executive Officer & Director	9,768,091	6,818,753	-	2,718,366
5.(b) Approval of the issue of 2,000,000 options to Ms Julie Nutting,	10,960,447	5,631,642	-	2,618,366
6. Approval of Employee Share Option Plan	12,248,425	501,783	-	1,052,202
7. Approval of previous issue of shares – placement	16,171,682	554,660	-	2,507,840
8. Approval of previous issue of options – Sir James Killen.	10,063,941	4,381,675	-	2,490,506

9. Approval of issue of shares under the ViroTarg Development and Licence Agreement.	15,551,690	1,357,486	-	2,507,840
10. Approval of issue of options under the ViroTarg Development and Licence Agreement.	14,322,489	2,586,687	-	2,518,814
11. Approval of the issue of options to Mr John Walsh.	10,455,254	5,578,841	-	3,097,690

The open votes were to be voted in favour of the resolutions.

Bryan Dulhunty
Company Secretary

UNIT 8, 10 ANELLA AVENUE CASTLE HILL 2154 AUSTRALIA

CHAIRMAN'S ADDRESS

PSIRON LTD

SHAREHOLDERS' MEETING 18 NOVEMBER 2004

Good Morning Ladies and Gentlemen my name is Stephen Jones and I am both the Chairman of the Board of Directors of Psiron Ltd and your Chairman in charge of this your Annual General Meeting this morning.

May I introduce to you my co-Directors who will stand to identify themselves as I introduce them. Firstly may I introduce to you Ms Julie Nutting, the Company's Chief Executive Officer, now Dr Wolf Hanisch, Non-Executive Director and Mr Bryan Dulhunty, who is both the Finance Director and the Company Secretary.

This Annual General Meeting is more than just the Chairman of the Board reporting to members in accordance with the requirements of the Corporations Act and the Company's Constitution a normal event which concerns the past financial year.

The outcome of this meeting is crucial to the resolution of and defining of the future of your business and ultimately its success as a biotech after many years in the seeking and much patience by Shareholders.

If Shareholders agree with the Board and advance the prospects of Psiron by wholly engaging with Virotarg and its shareholders, then Psiron will be redefined as an anti-cancer biotech with its first therapeutic entering clinical trials in humans early next year.

Thus at this meeting Shareholders will have authorised Psiron to potentially reach the investment heights which very few biotech's, be they Australian or foreign, ever reach, but the prospects of which probably attracted you to the Biotech sector as an investment niche in the first place.

The year under review has been in the Board's view a watershed for your Company and the results can be seen in:

- an increase in Shareholders' Funds to $8.2 million (last year $3.0 million) and
- an increase in Cash and Receivables to $3.2 million (last year $1.4 million).

The underlying value of the investments which the Company has made has also increased and this can be seen in:

- the 600,000 shares acquired in CBio Limited ("CBio") at $1.00 per share are now worth $3.00 per share (based on current sales) and the 600,000 options with a strike price of $1.00, present another increment to the investment. CBio is now in Phase IIa clinical trials in humans afflicted with Multiple Sclerosis and Ulcerative

Colitis. Early in 2005 it will likewise commence human trials in Atherosclerosis and Rheumatoid Arthritis. CBio is in active discussions with multi-national drug companies.

- the 134 million shares Psiron owns in Injet Digital Aerosols Limited ("IDAL") were acquired at a fraction of one cent per share. This investment is represented in Psiron's books at an equity accounting value of $351,000 i.e. 0.3 of one cent per share. IDAL completed a worldwide licensing agreement with Canon Inc of Japan in August 2003. IDAL received royalty income of US$600,000 in the current period - probably the only biotech in Australia to receive such a royalty and the only biotech in Australia to conclude such a significant deal with a multi-national company in the last 12 months. It is of interest to note that Canon Inc have announced the development in Tokyo of a US$320 million biopharmaceutical research facility to be staffed by 1200 researchers. The IP licensed from IDAL is biopharmaceutical IP and Canon seems to be serious in entering this field of endeavour by differentiating the use of its core IP which is what the IP licensed by them from IDAL enables them to do in respect to usage of inkjet cartridge IP. We are optimistic about this investment.

- Analytica Ltd ("Analytica") has announced the sale of its Diagnostics business, augmented its Board and appointed a new Managing Director. It will shortly announce that its first prototype syringe is a success. The syringe I am now holding up is that syringe. Analytica is now a Medical Device business with depth

to its portfolio of IP consisting of its auto-burette, auto drip set and retraction devices such as cannulae, firmly on the near term agenda. Analytica has relocated its operations to Brisbane. Psiron acquired its shares in Analytica at a cost of 6.43 cents per share, current ASX price is 8 cents per share.

- Sorafin is the company's 100% owned dermatology drug. Those of you that watch Channel 9's programme "A Current Affair " will have recently seen that some atopic dermatitis patients enrolled in the clinical trials at St Vincent's Hospital, Sydney when interviewed about their treatment, were very enthusiastic. Psiron also has evidence that Sorafin is effective in treating psoriasis. It is probable that fully documented Phase II clinical trials in atopic dermatitis will be concluded by Sept 2005 and that this promising product will then be ready for commercial dealings. It is on the Company's books at zero value.

Notwithstanding the promise that these investments by Psiron pose, the fact that they are all late stage and not all recognised at value in the Asset Register of the Company, appears to be ignored by the share market in its pricing of Psiron shares.

However, the Board believes that the exquisitely poised anti-cancer project which the Board has acquired by license from Virotarg Pty Ltd is the commercial opportunity of a lifetime for a biotech investor.

It is truly as exciting a project as one could find in biotech anywhere. However Ladies and Gentlemen, it is up to you whether the license is effectuated because your treatment of the relevant resolutions which I will put to you today will determine its effectuation or failure.

I would like to thank Mr John Walsh for presenting this opportunity to Psiron. Mr Walsh is present today and is a founder of Psiron and it was then called Medical Innovations Limited. The Board considers that Mr Walsh has earned options to reward him for placing the Virotarg project with Psiron. I ask Shareholders to remember this when I put Resolution 11 to you this morning.

The virotherapy project is ready for Phase I/II clinical trials in humans and the Company recently filed an application with an ethics committee of a NSW Public Hospital for consent to commence its introduction into advanced stage melanoma cancer patients immediately.

Dr Darren Shafren, the researcher who invented the Virotarg IP is present at this meeting this morning and he will, subject to the passage of the requisite resolutions today and the effectuation of the license agreement, join the Board of Psiron.

Briefly, the Virotarg IP is this: certain viruses have been isolated which locate on the surface of certain cells, gateways, through which the virus may enter these cells, enabling these cells to be used for the production of large quantities of the same virus. In the

process of occupation, they destroy the cell and this is how the tumour cells are destroyed. When the cell is destroyed the viruses move on to other cells which have these gateways which are called receptors. The viruses then proceed to perform the same destruction on these and all other cells presenting with either or both of the two special gateways or receptors.

A number of cancer cells such as those found in some melanomas, prostate cancers, breast cancers and ovarian cancers, present with either or both of these receptors on their surfaces and thus this therapy has a suite of potential anti-cancer uses.

The IP protection centres on these "certain" viruses locking on to either or both of these receptors, the discovery by Shafren *et al.* of which, has established inventiveness and novelty in the use of these viruses in this manner and thus, patent protection.

Needless to say, your Board is excited by the promise of early and substantial commercial returns from this business.

Your further consideration of this project and its desirability as viewed by Shareholders, of its ownership and development by Psiron, will be tested when I put Resolutions 9 and 10 to you later this morning.

Before proceeding to the rest of today's business I am now able to update you on the progress of the Rights Issue, the purpose of which is largely to enable the Company to

engage with Virotarg. I am advised that the Company has firm commitments which reach the minimum target of $4.5 million cash. We expect the supporting cleared funds to reach the Company shortly.

The Directors are also confident that the shortfall of around $6 million will be filled. There are non-shareholding institutions seeking significant parcels of stock from the shortfall. The effect of this, the Directors' hope, will be that the current Top 40 shareholders representing 30% of the issued capital of the company will become more like 50-60%. If the Directors are going to be able to control proceedings as the value emerges from the anti-cancer business (and the other businesses for that matter) to maximise shareholder value in negotiations, a supporting shareholder base will be highly desirable.

Now the rest of today's business centres on directors and executive emoluments and employee share ownership and I want to now address you on this subject.

There is a view amongst certain shareholders and stock brokers that Non–Executive Directors including Chairmen are too well rewarded for what they do.

In fact I have been asked the question many times:…"What do directors do anyway?..".

If a director does nothing else but attend directors meetings and meetings such as this, the minimum protection creditors and in certain cases shareholders have, is that ASIC has the ability to enforce the Corporations Act and does so when directors take their 'eye off the

ball' and there is a failure of one sort or another. Justice Austin of the NSW Supreme Court in a recent finding in a case against the Chairman of a failed public company found that Chairman was responsible for among other things...

- the general performance of the Board;
- the flow of financial information to the Board;
- the establishment and maintenance of systems for information flow to the Board;
- the public announcement of information;
- the maintenance of cash reserves and Group solvency; and
- making recommendations to the Board as to prudent management of the Group.

The result of this judgment was that ASIC used it as a rampart from which to prosecute the director in question, who ultimately reached an out of court settlement to repay $20 million to the Company, though it was never a part of ASIC's case that he had acted dishonestly. Simply put the creditors and shareholders by paying directors' fees, may on one view of it, consider the payment of directors' fees, in this case as a *de facto* if not *de jure* insurance premium protecting themselves against mistakes by this director, a cheap premium indeed; their surety being this director's personal assets.

The director in this case had DOL insurance. Psiron Directors are unable to obtain DOL insurance because of the type of business Psiron is in. The case I just mentioned also included for the director in question, paying ASIC's legal costs incurred in prosecuting him.

The director concerned had relied on management to provide information upon which he and the Board would then review and use to set the company's course. Clearly this reliance was misplaced and a wider responsibility for all directors was established, particularly Chairmen, to be intrusive and highly interrogative, indeed themselves to audit certain aspects of the Company's business. It is not reasonable for shareholders to think they can expect experienced Chairmen to work for the pittance that they are paid relative to other professions both here and overseas. And they will find that they won't.

I am not going to justify to you what my co-Directors and I do to earn our fees. It should be apparent to you from the Company's affairs as reported. Simply put, if you do not like what we do then you can fire us by voting any of us off the Board.

Today Mr Dulhunty and I put ourselves forward as required by the Company's Constitution for you as Shareholders, to vote to retain us or dispense with our services. Similarly, the Directors will likewise determine at Resolution 3 and Resolution 4 whether they will continue as directors irrespective of your decisions at Resolutions 1 and 2.

I now turn to the issue of options to Directors and Officers - a topic of hot debate at present, and also the Employee Share Plan. Resolutions 4, 5 and 6 allow you to deal with the effectuation of the proposals put.

Simply put, Shareholders either package up Directors and Officers with cash salary and bonuses or a mixture of cash and non-cash rewards such as Options to acquire shares in the Company.

Now the AASB, ASIC and ASX require that the issue of options to directors and officers of a company be expensed through the Profit and Loss Statement of the company as though they were cash salary costs like any other costs.

An approved computation model for this practice is known as the Black and Scholes method which is in fact an option pricing model which is then applied *ceteris paribus* other material concerns, to represent the cost to the company of granting these options to the director or executive in question in the current period.

This cost is then expensed through the Profit and Loss statement and profit reduced or loss enhanced as the case may be. How this etymological flip flop can be seriously tolerated in logic is breathtaking.

There is no cash cost to the company when options are issued, be they in the money or out of it. There is no expense incurred. There is the potential for shareholder dilution if and only if the options are exercised.

The only impact the issue of options has on the accounts is in Contributed Equity and only when the option is exercised. Until that time, options are to be (or should be found) in an options reserve account. When they are exercised, they hit Contributed Equity and become ordinary shares and the total issued capital of the company is increased and pre-exercise shareholders are diluted.

Yet the requirement is that the computed "cost" of the options be attributed to the earnings of the employee in the period between grant date and vesting date and

considered as income to that employee in the period regardless of whether the option is in the money or has a greater term than the 1 year.

I ask you now to consider the following in relation to the Company's CEO Ms Julie Nutting.

At page 9 of the Explanatory Memorandum, the Options proposed to be issued to Ms Nutting today, subject to your approval, and at Resolutions 5(a) and (b) are priced by the Black and Scholes Method at an aggregate value of $505,000. This is, according to prevailing cant, the cost to the Company of those options with strike prices varying between 12 cents, 30cents and 40 cents: all determined by this computational method.

Confusing the separation of the entity Shareholders with that of Company and the entity of the Company itself is unhelpful. There is an effect on shareholders i.e. the owners and that is the effect of dilution. To cross the borders and say that this is also a cost to the Company is in error.

One thing I hope we can all agree upon is that the 30 cents and 40 cent options are today out of the money. The share price has been sitting around 20 cents for some time now. These options will be expensed through the Company's Profit and Loss Account at voucher value of $505,000 by 30 June 2005.

Ms Nutting I am sure would be delighted to be so remunerated.

The facts however are quite different in Ms Nutting's case.

If you approve Ms Nutting's options package today at Resolutions 5(a) and 5(b) Ms Nutting will be considered by the Australian Tax Office to have earned a total deemed income of $120,000 whether or not the options are exercised and Ms Nutting will need to pay tax on the amount of $120,000 as income derived in the 2004/2005 Tax Year.

This amounts to a tax bill of approximately $58,200 which becomes accruable at 30th June 2005 for Ms Nutting the moment you vote her Options today (assuming that you do) irrespective of whether she exercises them or not.

Black and Scholes *et al.* determine in the same period that Ms Nutting has earned $505,000.

The difference is $385,000. How do the regulators explain this?

The requirement of AASB, ASIC and ASX is that the computed value be expensed as though it were an operating cost of the business ranking along with cash transactions such as salary costs, travel and so forth and of course proper capital expensing transactions such as depreciation and amortization.

It is not an expense and it is not a cash cost to the business.

The argument that the effect on contributed equity should be seen via the Profit and Loss Account is pure oxymoron lacking in logic and just plain wrong. It is in my view used to bring opprobrium on directors, employees and executives who seek to participate in the company's success by this means.

Perhaps that is the real purpose behind this dictum. That is to set a clear distinction between owners and managers and realign each person's role in company life as was the case some years ago and thus avoid the conflicts that beset managers when they manage and own at the same time. If this is the purpose then there are less damaging and more ethical ways of dealing with this situation.

Shareholders when considering whether to vote on directors' and officers' emoluments which contain an option element should view cautiously the deemed cash value that the options represent in terms of the package being sought by the executives and directors as it is a gross misstatement of the executives' current year package. When I put the requisite resolutions concerning Dr Hanisch and Ms Nutting I hope what I have just said resonates in your decision-making.

What I can tell you is this: if options packages are voted out by shareholders then you will observe a real cash effect by its substitution by real cash spent by the company on increased salaries and bonuses. Real cash, not illusion and popular accounting cant. It is cash.

Another myth I would like to dispel is the question of the excessive executive salary levels in biotechs and in particular Psiron.

I agitate that the actual economic benefit to Ms Julie Nutting of the proposed option package is materially incorrect and is consequentially, opprobrious of Ms Nutting.

Discussions with certain shareholders prior to this meeting confirm it to be so in Ms Nutting's case.

As biotechs progress from the laboratory out into clinical trials with real products to test in humans, biotechs face the same regulatory hurdles that the multi-national drug companies face.

Obtaining approvals to enable clinical trialing of new drugs in humans is not easy, but exhaustive, and requires experienced and skilled managers to properly effect. Such personnel are in short supply - it is a seller's market.

Such managers are usually only found in large drug companies and most often they earn more money than most of the CEO's in biotechs and for that matter in most small caps.

Those prepared to leave the safety net of the large company do so with ambition and increased asset wealth in mind and as a motivation.

Biotech salaries by themselves are just not enough, so a mixture of options and a career path leading to the top is often a prerequisite to obtaining these people. If you don't pay you don't get and then the Company is hobbled in regulatory progression. Remember biotech's, like all companies, must ultimately be valued on fundamentals and this does not present until they have commercialized their IP. Most biotechs are loss-makers no matter what euphemisms their spruikers offer. The result must be either a licensing agreement or trade sale to a large drug company. To obtain that outcome requires superb clinical data. Without it there will be no deal.

If a Company is delayed in its progress to clinical trials because of the lack of available experienced management, then the Company should cost each delay at the full cash cost of operating or full burn over the period of the delay.

Simply put, if a Company's burn is say $150,000 per month and the Company loses a month because it has lost or cannot recruit the right executive, because it will not remunerate them, it should consider the opportunity cost of the salary package they rejected is the one month's burn as the incurred - in this case $150,000.

I chair such a company which faced unnecessary delays because of regulatory affairs. The delays not occasioned by lack of staff but by bureaucratic stupidity, cost the company 4 months' delay at a full burn of $150,000 per month. That is $600,000 of real cash not Black and Scholes money, real cash. This is an analogy that you over look at your peril.

Simply put, executives of the calibre the industry requires to succeed will not be available unless the requisite package is offered to an executive and this includes options.

If the effect of costing options to executive remuneration in the manner that will become mandatory on 1 January 2005 causes the rejection of a vital part of an executive's emoluments, and the business as a result is unable to retain the services of the executive, then the cash cost to the business measured in terms of operational delays in my view will far exceed the notional and deemed income attributed to salary via options by the incorrect application of the Black and Scholes model or other such attempts.

It will be cash, not deemed cash.

Respected biotech analysts would do well to contemplate this factual analysis rather than engage in calumny and worse where directors' and officers' incomes are concerned.

I will end here and await debate that may occur and as I will allow, prior to putting the consent resolutions to you later this morning.

Before leaving the subject of accounting treatment of matters which impact on your Company, I must take you to what I consider to rank alongside the spurious and opprobrious Black and Scholes dogma. The risible accounting event of the year is to be found in the results of the consolidation of two loss-makers in the consolidated accounts of Psiron.

Psiron's consolidated accounts this year show a profit of $58,000. What nonsense that the Accounting Standards applied to consolidating two loss-makers in the prescribed manner presents Psiron as making a $58,000 profit. Incredible.

The Company (irrespective of the Audited Accounts) is a loss-maker.

Now to the year in prospect.

Assuming that you approve the Virotarg transaction you can expect to see a rapid and sizeable addition to the value of your Company by this time 2005. You will also observe a sizeable increase in the value of the CBio and Analytica investments and perhaps also in Injet. Sorafin will be close to, if not progressing, to commercialization.

All in all, you can expect a very good year for Psiron and a healthy increase in wealth as a consequence.

I now turn to the formal business of the meeting but before doing so open the meeting to questions on my address this morning. Before opening question time please remember

that you will have ample opportunity to ask questions as each resolution is put and before the vote is taken.

psiron
innovation in bioscience

ASX Release 8 November 2004

Prospectus update

We are pleased to advise that under the Company's recent Rights Issue Prospectus, Psiron Shareholders took up entitlements to shares of 8,522,012 ($1,704,402) and applied for additional shares of 2,063,840 ($412,768). The Prospectus. closed on 3rd of November.

Directors are confident that the minimum subscription of $4.5 million under the Prospectus will be reached via placement of sufficient shares before the Company's Annual General Meeting which will be held on 18 November 2004.

Under the terms of the Prospectus, the Directors are able to place any shortfall up until 3rd of February, 2005. The Shortfall is 42,234,946 shares ($8,446,989).

Bryan Dulhunty
Company Secretary

UNIT 8, 10 ANELLA AVENUE CASTLE HILL 2154 AUSTRALIA
t +61 2 9659 8650 f +61 2 9659 8654 psiron@psiron.com

psiron
innovation in bioscience

ASX Release 29 October 2004

September 04 quarter cash flow Appendix 4C

Review of operations for the quarter ending 30 September 2004 and Appendix 4C

This last quarter has seen exciting advances in the development of the Psiron business.

On August 3 Psiron secured a licence to the anti-cancer virotherapy technology developed and researched at the University of Newcastle, Australia. At that time a $2.5 million placement at $0.19 was made to meet the initial funding obligations under this contract.

On 6 October a rights issue prospectus was lodged to raise up to $10.5 million to progress the Company business over the next twelve months.

The prospectus will close on November 3. The terms of the non-renounceable non-underwritten issue are one new share at $0.20 for every two shares held.

Over the next 12 months the majority of funds raised are planned to

- pay the cash component of the virotherapy acquisition
- fund the anticancer virotherapy program through its introduction into patients through a Phase I clinical trial, and
- continue the existing research program in breast, prostate and other cancers.

The fund raising has a minimum subscription of $4.5 million and directors have the ability to place any shortfall up until February 3 2005.

The accompanying consolidated cash flow report for the quarter shows a net cash outflow over the July-September 2004 period of $635,000. The cash at the end of the period was $2.672 million.

For further information, please contact

Julie Nutting
Chief Executive Officer
Ph: (02) 9659 8650

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Psiron Ltd

ABN

12 010 657 351

Quarter ended ("current quarter")

30 September 2004

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from customers		313	313
1.2	Payments for	(a) staff costs	(310)	(310)
		(b) advertising and marketing	-	-
		(c) research and development	(1,209)	(1,209)
		(d) leased assets	-	-
		(e) other working capital	(607)	(607)
		(f) other	-	-
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		15	15
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other:		12	12
	Net operating cash flows		(1,786)	(1,786)

		Current quarter $A'000	Year to date (3 months) $A'000
1.8	Net operating cash flows (carried forward)	**(1,786)**	**(1,786)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	(64)	(64)
	(c) intellectual property	-	-
	(d) physical non-current assets	(19)	(19)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(83)	(83)
1.14	**Total operating and investing cash flows**	(1,869)	(1,869)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	2,550	2,550
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	(46)	(46)
	Net financing cash flows	2,504	2,504
	Net increase (decrease) in cash held	635	635
1.21	Cash at beginning of quarter/year to date	2,037	2,037
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	2,672	2,672

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	250
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	2,672	2,037
4.2	Deposits at call	-	-
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	2,672	2,037

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	-	-
5.2	Place of incorporation or registration	-	-
5.3	Consideration for acquisition or disposal	-	-
5.4	Total net assets	-	-
5.5	Nature of business	-	-

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Bryan Dulhunty
(Director/Company Secretary)

Date: 29 October 2004

Print name: Bryan Dulhunty

psiron
innovation in bioscience

19 October 2004

Dear Shareholder

We have enclosed a replacement proxy form for your use for voting on resolutions to be put to shareholders at the forthcoming Annual General Meeting. Please disregard the proxy form enclosed with the Company's Annual Report and Notice of Shareholders Meeting which you will have recently received which omitted Resolution 6.

Yours sincerely,
PSIRON LTD

Bryan Dulhunty
Company Secretary

UNIT 8, 10 ANELLA AVENUE CASTLE HILL 2154 AUSTRALIA
t +61 2 9659 8650 f +61 2 9659 8654 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com

PSIRON LTD

ABN 12 010 657 351

Annual General Meeting 18th November 2004
Appointment Of Proxy

Appointment of proxy for the Annual General Meeting to be held on Thursday 18 November 2004 and any adjournment.

Name of Registered Holder...

Address of Registered Holder...

Number of Ordinary Shares Held...

Number or Proportion of Ordinary Shares to be voted by Proxy...............................

❑ Please place a mark in this box if you have made any changes to the address details as recorded above. See reverse.

I/we being a member of Psiron Ltd appoint

Name, or office held, of Proxy..

Address...

or failing such appointment or in the proxy's absence or if no person is named, the Chairman of the meeting as my/our proxy to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) and to act generally on my/our behalf at the General Meeting of the Company to be held on Thursday 18 November 2004 and at any adjournment of that meeting.

I/We desire to vote on the resolution as indicated below. Please indicate with an 'X' how you wish your vote to be cast. Unless otherwise instructed, the proxy may vote as he/she thinks fit. The resolutions are numbered as in the Notice of General Meeting.

If you do not wish to direct your proxy how to vote, please place a mark in this box: ❑

By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as a proxy holder will be disregarded because of that interest. The Chairman of the General Meeting intends to vote undirected proxies in favour of resolutions 1-11.

Resolution	For	Against	Abstain
1. Re-election of Mr Stephen Jones			
2. Re-election of Mr Bryan Dulhunty			
3. Aggregate remuneration of directors			
4. Approval of the issue of 1,500,000 options exercisable at 12 cents to Dr Wolf Hanisch, Director			
5. (a) Approval of the issue of 1,500,000 options exercisable at 12 cents to Ms Julie Nutting, Chief Executive Officer & Director			
5. (b) Approval of the issue of 2,000,000 options to Ms Julie Nutting, comprising 1,000,000 options exercisable at 30 cents and 1,000,000 options exercisable at 40 cents.			

Resolution	For	Against	Abstain
6. Approval of Employee Share Option Plan			
7. Approval of previous issue of shares – placement			
8. Approval of previous issue of options – Sir James Killen.			
9. Approval of issue of shares under the ViroTarg Development and Licence Agreement.			
10. Approval of issue of options under the ViroTarg Development and Licence Agreement.			
11. Approval of the issue of options to Mr John Walsh.			

Please Sign in the space provided below:

Individual or Security holder 1	Security holder 2	Security holder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name: Contact Daytime Phone number:

For your proxy to be entitled to vote, the completed proxy must be lodged at the Company's share registry by mail or delivery to the address set out below, or by facsimile, no later than 10pm (Sydney time) on 16 November 2004 Any proxy form received after that time will be treated as invalid.

1. Registered Name and Address

This is the name and address of the shareholder as it appears on the Company's share register. If this information is incorrect, please mark the box and make the correction on the form. Shareholders sponsored by a broker should advise their broker directly of any changes.

2. Appointment of Proxy

Insert the name of your proxy. If you leave this section blank, the Chairman of the Meeting will be your proxy to vote your shares. A proxy need not be a member of the Company.

3. Vote on Resolution

You may direct your proxy how to vote by placing a mark in one of the boxes opposite the resolution. If you do so, all your shares will be voted in accordance with your direction. You can split your vote on the resolution by inserting the percentage or number of shares you wish to vote in the appropriate box. If you do not mark any of the boxes for the resolution your proxy may vote as she or he sees fit.

4. If Appointing a Second Proxy

If you wish to appoint a second proxy, an additional proxy form can be obtained from the Company (phone 02 9659 8650) or you may copy this form.

To appoint a second proxy, you must:

- complete the first proxy form by stating the number of shares or the percentage of your shares applicable to the first proxy;
- complete the second proxy form by stating the number of shares or the percentage of your shares applicable to the second proxy; and
- return both forms in the same envelope.

Please note that if you appoint two proxies, neither proxy may vote on a show of hands. If the appointment does not specify the number or proportion of members votes each proxy may exercise half of the votes, provided that any fractions of votes resulting from the appointment of two proxies will be disregarded.

5. Signature(s)

Each shareholder must sign this form. If your shares are held in joint names, all shareholders must sign in the boxes. If you are signing as an attorney, then the power of attorney must have been noted by the Company Secretary or the original document or a certified copy of it must accompany this form. Only duly authorised officer(s) can sign on behalf of a company. Please sign in the boxes provided which state the office held by the signatory, i.e. director and director, or company secretary and director, or the sole director and sole company secretary.

6. Lodgement of Documents

Proxies - Lodgement

The proxy form (and the original or a certified copy of any power of attorney under which it is signed) must be received by the Company no later than 10 pm on 16 November 2004 (or any adjournment of that meeting). Any proxy form received after that time will not be valid for the scheduled meeting.

Documents may be lodged:

- by mail or delivery to ASX Perpetual Registrars Limited, Level 22, 300 Queen Street, Brisbane QLD 4000 AUSTRALIA
- by facsimile to +61 7 3228 4999.

Personal Information: Chapter 2C of the Corporations Act 2001 requires information about you (including your name, address and details of the shares you hold) to be included in the Company's register of members. This information must continue to be included in the Company's register of members if you cease to be a shareholder. Information is collected to administer your shareholding and if some or all of the information is not collected then it might not be possible to administer your shareholding. The Company may disclose this information for purposes related to your shareholding, including in circumstances permitted under Chapter 2C of the Corporations Act 2001. You can obtain access to your personal information in the Company's register of members in accordance with Chapter 2C of the Corporations Act 2001.

This page has been left intentionally blank.

PSIRON LTD
ABN 12 010 657 351

Annual General Meeting 18th November 2004
Appointment Of Proxy

Appointment of proxy for the Annual General Meeting to be held on Thursday 18 November 2004 and any adjournment.

Name of Registered Holder...

Address of Registered Holder..

Number of Ordinary Shares Held...

Number or Proportion of Ordinary Shares to be voted by Proxy..

❑ Please place a mark in this box if you have made any changes to the address details as recorded above. See reverse.

I/we being a member of Psiron Ltd appoint

Name, or office held, of Proxy...

Address..

or failing such appointment or in the proxy's absence or if no person is named, the Chairman of the meeting as my/our proxy to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) and to act generally on my/our behalf at the General Meeting of the Company to be held on Thursday 18 November 2004 and at any adjournment of that meeting.

I/We desire to vote on the resolution as indicated below. Please indicate with an 'X' how you wish your vote to be cast. Unless otherwise instructed, the proxy may vote as he/she thinks fit. The resolutions are numbered as in the Notice of General Meeting.

If you do not wish to direct your proxy how to vote, please place a mark in this box: ❑

By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as a proxy holder will be disregarded because of that interest. The Chairman of the General Meeting intends to vote undirected proxies in favour of resolutions 1-11.

Resolution	For	Against	Abstain
1. Re-election of Mr Stephen Jones			
2. Re-election of Mr Bryan Dulhunty			
3. Aggregate remuneration of directors			
4. Approval of the issue of 1,500,000 options exercisable at 12 cents to Dr Wolf Hanisch, Director			
5. (a) Approval of the issue of 1,500,000 options exercisable at 12 cents to Ms Julie Nutting, Chief Executive Officer & Director			
5. (b) Approval of the issue of 2,000,000 options to Ms Julie Nutting, comprising 1,000,000 options exercisable at 30 cents and 1,000,000 options exercisable at 40 cents.			

Resolution	For	Against	Abstain
7. Approval of previous issue of shares – placement			
8. Approval of previous issue of options – Sir James Killen.			
9. Approval of issue of shares under the ViroTarg Development and Licence Agreement.			
10. Approval of issue of options under the ViroTarg Development and Licence Agreement.			
11. Approval of the issue of options to Mr John Walsh.			

Please Sign in the space provided below:

Individual or Security holder 1	Security holder 2	Security holder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name: Contact Daytime Phone number:

For your proxy to be entitled to vote, the completed proxy must be lodged at the Company's share registry by mail or delivery to the address set out below, or by facsimile, no later than 10pm (Sydney time) on 16 November 2004 Any proxy form received after that time will be treated as invalid.

1. Registered Name and Address

This is the name and address of the shareholder as it appears on the Company's share register. If this information is incorrect, please mark the box and make the correction on the form. Shareholders sponsored by a broker should advise their broker directly of any changes.

2. Appointment of Proxy

Insert the name of your proxy. If you leave this section blank, the Chairman of the Meeting will be your proxy to vote your shares. A proxy need not be a member of the Company.

3. Vote on Resolution

You may direct your proxy how to vote by placing a mark in one of the boxes opposite the resolution. If you do so, all your shares will be voted in accordance with your direction. You can split your vote on the resolution by inserting the percentage or number of shares you wish to vote in the appropriate box. If you do not mark any of the boxes for the resolution your proxy may vote as she or he sees fit.

4. If Appointing a Second Proxy

If you wish to appoint a second proxy, an additional proxy form can be obtained from the Company (phone 02 9659 8650) or you may copy this form.

To appoint a second proxy, you must:

- complete the first proxy form by stating the number of shares or the percentage of your shares applicable to the first proxy;
- complete the second proxy form by stating the number of shares or the percentage of your shares applicable to the second proxy; and
- return both forms in the same envelope.

Please note that if you appoint two proxies, neither proxy may vote on a show of hands. If the appointment does not specify the number or proportion of members votes each proxy may exercise

half of the votes, provided that any fractions of votes resulting from the appointment of two proxies will be disregarded.

5. Signature(s)

Each shareholder must sign this form. If your shares are held in joint names, all shareholders must sign in the boxes. If you are signing as an attorney, then the power of attorney must have been noted by the Company Secretary or the original document or a certified copy of it must accompany this form. Only duly authorised officer(s) can sign on behalf of a company. Please sign in the boxes provided which state the office held by the signatory, i.e. director and director, or company secretary and director, or the sole director and sole company secretary.

6. Lodgement of Documents

Proxies - Lodgement

The proxy form (and the original or a certified copy of any power of attorney under which it is signed) must be received by the Company no later than 10 pm on 16 November 2004 (or any adjournment of that meeting). Any proxy form received after that time will not be valid for the scheduled meeting.

Documents may be lodged:

- by mail or delivery to ASX Perpetual Registrars Limited, Level 22, 300 Queen Street, Brisbane QLD 4000 AUSTRALIA
- by facsimile to +61 7 3228 4999.

Personal Information: Chapter 2C of the Corporations Act 2001 requires information about you (including your name, address and details of the shares you hold) to be included in the Company's register of members. This information must continue to be included in the Company's register of members if you cease to be a shareholder. Information is collected to administer your shareholding and if some or all of the information is not collected then it might not be possible to administer your shareholding. The Company may disclose this information for purposes related to your shareholding, including in circumstances permitted under Chapter 2C of the Corporations Act 2001. You can obtain access to your personal information in the Company's register of members in accordance with Chapter 2C of the Corporations Act 2001.

This page has been left intentionally blank.

PSIRON LTD
ABN 12 010 657 351

Notice of Annual General Mee

The Annual General Meeting of Psiron Ltd ('**Company**') will be held at 10.30am on Thursday 18 November 2004 at the Launceston Room , The Menzies Hotel, 14 Carrington Street, Sydney, NSW 2000, Australia.

ORDINARY BUSINESS

Financial Statements and Reports

To receive and consider the Financial Statements and the reports of the Directors and Auditor for the year ended 30 June 2004.

To consider and, if thought fit, to pass the following ordinary resolutions:

1. **RE-ELECTION OF MR STEPHEN JONES**

'That Mr Stephen Jones, who, in accordance with article 55.2 of the Constitution of the Company retires by rotation and being eligible, offers himself for re-election, be re-elected as a director'.

2. **RE-ELECTION OF MR BRYAN DULHUNTY**

'That Mr Bryan Dulhunty, who, in accordance with article 55.2 of the Constitution of the Company, by rotation and being eligible, offers himself for re-election, be re-elected as a director'.

3. **AGGREGATE REMUNERATION OF DIRECTORS**

'That approval is given under ASX Listing Rule 10.17 to increase the maximum aggregate directors' fees payable by the Company to its directors by $200,000 to $350,000, to be divided amongst them in a manner they may determine.

Voting exclusion statement

As required by the ASX Listing Rules, the Company will disregard any votes cast on this resolution by the directors or any associate of such a person. However, the Company need not disregard a vote if:

(a) it is cast by such a person as proxy for a person who is entitled to vote, in accordance with the instructions on the proxy form; or

(b) it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

4. **APPROVAL OF THE ISSUE OF OPTIONS TO DR WOLF HANISCH, DIRECTOR**

'That the shareholders approve for all purposes, including ASX Listing Rules 10.11 and 10.14, the issue of 1,500,000 options exercisable at 12 cents per share to Dr Wolf Hanisch (Director) on the terms set out in the Explanatory Notes'.

NB. if approval is given under Listing Rule 10.11, approval is not required under Listing Rule 7.1, as set out in the Explanatory Notes.

Voting exclusion statement

As required by the ASX Listing Rules, the Company will disregard any votes cast on this resolution by Dr Wolf Hanisch or any associate of that person. However, the Company need not disregard a vote if:

(a) it is cast by such a person as proxy for a person who is entitled to vote, in accordance with the instructions on the proxy form; or

(b) it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

5. **APPROVAL OF THE ISSUE OF OPTIONS TO MS JULIE NUTTING, CHIEF EXECUTIVE OFFICER AND DIRECTOR**

'That the shareholders approve for all purposes, including ASX Listing Rules 10.11 and 10.14, the issue of options to Ms Julie Nutting (Director) on the terms set out in the Explanatory Notes, as follows:

(a) 1,500,000 options exercisable at a price of 12 cents per share;

(b) 2,000,000 options comprising 1,000,000 options exercisable at 30 cents per share and 1,000,000 options exercisable at 40 cents per share'.

NB. Items 5(a) and (b) shall be treated as separate resolutions and shareholders may vote for, against or abstain in relation to either resolution. The resolutions are not interdependent ie. the passing of one resolution is not conditional upon the passing of the other.

NB. if approval is given under Listing Rule 10.11, approval is not required under Listing Rule 7.1, as set out in the Explanatory Notes.

Voting exclusion statement

As required by the ASX Listing Rules, the Company will disregard any votes cast on this resolution by Ms Julie Nutting or any associate of that person. However, the Company need not disregard a vote if:

(a) it is cast by such a person as proxy for a person who is entitled to vote, in accordance with the instructions on the proxy form; or

(b) it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

6. **APPROVAL OF EMPLOYEE SHARE OPTION PLAN**

'That approval be given, for all purposes, including ASX Listing Rule 7.2 Exception 9(b), to any issue of options under the Employee Share Option Plan of the Company'.

Voting exclusion statement

As required by the ASX Listing Rules, the Company will disregard any votes cast on this resolution by any person who may participate in any issue of options or any associate of such a person. However, the Company need not disregard a vote if:

(a) it is cast by such a person as proxy for a person who is entitled to vote, in accordance with the instructions on the proxy form; or

(b) it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

7. **APPROVAL OF PREVIOUS ISSUE OF SHARES - PLACEMENT**

'That approval be given for all purposes, including the requirements of ASX Listing Rule 7.4, for the issue of 13,300,000 fully paid ordinary shares in the Company as detailed in the Explanatory Notes'.

Voting Exclusion Statement

The Company will disregard any votes cast on this resolution by any person or entity issued and allotted any of the shares the subject of the above resolution, or any associate of any such persons or of those entities. However, the Company need not disregard a vote if:

(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

8. **APPROVAL OF PREVIOUS ISSUE OF OPTIONS – SIR JAMES KILLEN**

'That approval be given for all purposes, including the requirements of ASX Listing Rule 7.4, for the issue of 400,000 options in respect of ordinary shares in the Company made to Sir James Killen as detailed in the Explanatory Notes'.

Voting Exclusion Statement

The Company will disregard any votes cast on this resolution by Sir James Killen and any associate of that person. However, the Company need not disregard a vote if:

(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

SPECIAL BUSINESS

To consider and, if thought fit, to pass the following ordinary resolutions:

9. **APPROVAL OF ISSUE OF SHARES UNDER THE VIROTARG DEVELOPMENT AND LICENCE AGREEMENT:**

'That approval be given for all purposes, including the requirements of ASX Listing Rule 7.1, for the issue of 22,500,000 fully paid ordinary shares in the Company to be issued to ViroTarg Pty Limited, ABN 43 097 910 713 or, at the direction of ViroTarg Pty Limited, ABN 43 097 910 713 to one or more of Dr Darren Shafren, The University of Newcastle Research Associates Limited, ABN 97 000 710 074 and SciCapital Pty Limited, ACN 094 561 565, pursuant to the terms of the ViroTarg Development and Licence Agreement, as detailed in the Explanatory Notes'.

Voting Exclusion Statement

The Company will disregard any votes cast on this resolution by any of ViroTarg Pty Limited, ABN 43 097 910 713, The University of Newcastle Research Associates Limited, ABN 97 000 710 074, Dr Darren Shafren or SciCapital Pty Limited, ACN 094 561 565 or any associate of any of those persons. However, the Company need not disregard a vote if:

(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

10. **APPROVAL OF ISSUE OF OPTIONS UNDER THE VIROTARG DEVELOPMENT AND LICENCE AGREEMENT**

'That approval be given for all purposes, including the requirements of ASX Listing Rule 7.1, for the issue of up to 4,500,000 options in respect of ordinary shares in the Company to be issued to the persons listed below and otherwise as detailed in the Explanatory Notes to this Notice of General Meeting.

Dr Darren Shafren	up to 2,000,000 options
Gough Au	up to 750,000 options
Dr Richard Barry	up to 1,000,000 options
E.Susanne Johansson	up to 750,000 options.

Voting Exclusion Statement

The Company will disregard any votes cast on this resolution by any of the abovenamed persons or any associate of any of them. However, the Company need not disregard a vote if:

(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

11. APPROVAL OF THE ISSUE OF OPTIONS TO MR JOHN WALSH

'That approval be given for all purposes, including ASX Listing Rule 7.1, for the issue of 1,000,000 options to Mr John Walsh on the terms set out in the Explanatory Notes'.

Voting Exclusion Statement

The Company will disregard any votes cast on this resolution by Mr John Walsh or an associate of that person. However, the Company need not disregard a vote if:

(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Further information in relation to these resolutions is set out in the Explanatory Notes which accompany this Notice of Annual General Meeting.

By Order of the Board

B Dulhunty
Company Secretary

Date ***11 October 2004***

Entitlement to Vote

For the purposes of the Meeting, in accordance with Regulation 7.11.37 of the Corporations Regulations 2001, the Board has determined that for the purposes of the meeting all shares in the Company will be taken to be held by the persons set out in the register of shareholders as at 10.00pm (Sydney time) on 16 November 2004. Accordingly, transactions registered after that time will be disregarded in determining shareholders entitled to attend and vote at the Annual General Meeting of the Company.

Proxies - Appointment

A member entitled to attend and vote at the Annual General Meeting of the Company may appoint a person as the member's proxy or attorney to attend and vote for the member at the meeting. A member who is entitled to cast two or more votes may appoint not more than two proxies to attend and vote at the Annual General Meeting on the member's behalf and may specify the proportion or number of votes each proxy is appointed to exercise. If the appointment does not specify the number or proportion of the member's votes each proxy may exercise, each proxy may exercise half of the votes provided that any fractions of votes resulting from the appointment of two proxies will be disregarded. A proxy need not be a member of the Company. On a show of hands, every member present in person or by proxy or by attorney or, in the case of a corporation, by duly appointed representative, shall have one vote and on a poll one vote for every share held provided that if a member appoints two proxies, neither proxy shall be entitled to vote on a show of hands. Unless the member directs the proxy how to vote, the proxy may vote as he or she thinks fit or abstain from voting

If you wish to appoint a proxy, you should complete the attached Proxy Form and comply with the instructions relating to lodgement of the form with the Company. If you wish to appoint a second proxy, an additional proxy form can be obtained from the Company (phone 02 9659 8650) or you may copy this form. Please note that if you appoint two proxies, neither proxy may vote on a show of hands.

The Proxy Form must be signed by the member or his or her attorney duly authorised in writing or, if the member is a corporation, either under seal of the corporation in accordance with its constitution (or under hand of an attorney duly authorised in writing) or otherwise signed in accordance with the Corporations Act. If any attorney or authorised officer signs the Proxy Form on behalf of a member, the relevant powers of attorney or other authority under which it is signed or a certified copy of that power or authority must be deposited with the Proxy Form.

Proxies - Lodgement

The proxy form (and the original or a certified copy of any power of attorney under which it is signed) must be received by the Company **not later than** 10pm 16 November 2004). Any proxy form received after that time will not be valid for the scheduled meeting.
Documents may be lodged:

- by mail or delivery to ASX Perpetual Registrars Limited, Level 22, 300 Queen Street, Brisbane QLD 4000 AUSTRALIA
- by facsimile to +61 7 3228 4999.

PSIRON LTD
ABN 12 010 657 351

Explanatory Notes

These Explanatory Notes form part of the Notice of Annual General Meeting of shareholders.

Financial Statements and Reports

The Corporations Act requires the financial report which includes the financial statements, directors' declaration, the directors' report and the auditor's report to be laid before the Annual General Meeting. There is no requirement either in the Corporations Act or in the Constitution of the Company for shareholders to approve the financial report, the directors' report or the auditor's report. Shareholders will have a reasonable opportunity at the meeting to ask questions and make comments on these reports and on the business and operations of the Company.

RESOLUTION 1 - RE-ELECTION OF MR STEPHEN JONES

Mr. Stephen Jones: Non-Executive Chairman (appointed 21 November 2000)

Mr Jones is a corporate recovery and turn-around specialist. He recently retired from a position of Chairman of Greyhound Pioneer Australia Ltd, a position he held from July 1996 until September 1999. Initially as CEO, he took his loss maker to its maiden profit in 1998. Previously, he turned around credit card provider International Card Systems Australia Ltd, where he took control and was Executive Chairman in 1992, leaving the company profitable in 1994. He is Chairman of Analytica Ltd, CBio Limited, InJet Digital Aerosols Ltd, Australia Technology Innovation Fund Limited and Australian Biofund Limited (Hong Kong) and a former member of the Queensland Government's Innovation Council and the Bioindustries Advisory Group.

In the four year period that Mr Jones has been with the Company, the Company has been significantly restructured.

Some of the major achievements of the current board under Mr Jones' Chairmanship have been:
- The signing of a major anti-cancer licence;
- The acquisition of Analytica Ltd;
- The investment in InJet Digital Aerosols Ltd, and the subsequent announcement of its major licence agreement with Canon Inc of Japan;
- Support of the Company's investment in CBio Limited;
- Recommencement of development of the Company's intellectual property, Sorafin, in atopic dermatitis;
- The repayment of the Quadrant Capital convertible note facility.

Recommendation: For corporate governance reasons, because this resolution relates to a fellow Board member, your directors make no recommendation in respect of your vote on this resolution.

RESOLUTION 2 – RE-ELECTION OF MR BRYAN DULHUNTY

Mr Bryan Dulhunty: Executive Director (appointed 25 July 2002)

Mr Dulhunty is a Chartered Accountant with over 25 years experience in high growth listed entities in roles covering CEO, CFO and Company Secretarial. His company CoSA Pty Ltd provides Financial Management and Company Secretarial services to a number of listed and non-listed biotechnology companies. He is also a director of Analytica Ltd and InJet Digital Aerosols Ltd.

Recommendation: For corporate governance reasons, because this resolution relates to a fellow Board member, your directors make no recommendation in respect of your vote on this resolution.

RESOLUTION 3 – AGGREGATE REMUNERATION OF DIRECTORS

ASX Listing Rule 10.17 requires the approval of ordinary shareholders of an entity for any increase in the amount of directors' fees payable by it. The directors' fees were last increased in 2002. It is proposed to increase the aggregate maximum of fees that can potentially be paid by $200,000 to a total

of $350,000. This amount will allow the Company flexibility (in conjunction with appropriate equity based rewards) to attract and retain appropriate directors as required from time to time for the management of the Company. The Company is of the opinion this amount of fees is appropriate and commensurate with its status as an ASX listed entity.

Recommendation: For corporate governance reasons, because this issue relates to their remuneration, your directors make no recommendation in respect of your vote on this resolution.

RESOLUTION 4 - APPROVAL OF THE ISSUE OF OPTIONS TO DR WOLF HANISCH, DIRECTOR AND RESOLUTIONS 5(a) and (b) – APPROVAL OF THE ISSUE OF OPTIONS TO MS JULIE NUTTING, CEO and DIRECTOR

General Information

These resolutions seek the approval of shareholders to the issue of options to 2 current members of the Board. ASX Listing Rule 10.14 requires the approval of holders of ordinary securities prior to a director acquiring securities under an employee incentive scheme. For the avoidance of doubt, approval is also sought under ASX Listing Rule 10.11 which requires the approval of holders of ordinary securities before securities can be issued to a related party, or a person whose relationship with the entity or related party is in ASX's opinion, such that approval ought to be obtained.

In the case of ASX Listing Rule 10.11 specific information must be provided to shareholders in accordance with ASX Listing Rule 10.13. Similarly, in connection with approval under Listing Rule 10.14 information must be provided to shareholders in accordance with ASX Listing Rule 10.15. The specific information required is set out below.

Shareholders are asked to approve this issue of 1,500,000 options which will enable Dr Hanisch to acquire shares in the Company at a price of 12 cents per share exercisable at any time until 2 years from the date of issue.

In Ms Nutting's case, shareholders are asked to approve two lots of options, which will be exercisable as follows:

(a) 1,500,000 options at a price of 12 cents per share exercisable at any time until 2 years from the date of issue;

(b) 2,000,000 options comprising, 1,000,000 options at a price of 30 cents per share exercisable at any time until 5 years from the date of issue and 1,000,000 options at a price of 40 cents per share exercisable at any time until 5 years from the date of issue.

Shareholders can vote for, against or abstain in relation to either lot of options proposed to be issued to Ms Nutting.

Options will be issued as soon as practicable following shareholder approval and will vest immediately ie. be capable of exercise.

The share price of Psiron has risen to as high as 30 cents recently, and has, been as low as 18 cents in the previous 12 months. As at 7 October 2004 the price stood at 21cents. Accordingly, if the price remains above 12 cents per share, Dr Hanisch and Ms Nutting will stand to acquire considerable benefits if they were to exercise these options.

The options represent a reward for their efforts since taking office four years ago, as well as incentive to drive the future performance of the Company. During the period of Dr Hanisch's and Ms Nutting's tenure the Company has been significantly transformed. Major achievements during this period have included:

(a) The repayment of the Quadrant Capital facility;

(b) The acquisition of further capital without the need to resort to borrowings;

(c) Acquisition and requotation of Analytica Ltd;

(d) The investment in Injet Digital Aerosols Ltd, and the subsequent announcement of its major licence agreement with Canon Inc of Japan;

(e) Support of the Company's investment in CBio Limited;

(f) Recommencement of development of the Company's intellectual property, Sorafin, in atopic dermatitis;

(g) Major licence and development agreement with Virotarg.

The market and shareholders have been kept informed of these initiatives through several announcements. The market has responded positively.

In June 2004, ASIC announced Guidelines for valuing Directors' Options in Annual Directors' Reports. Options are to be disclosed in accordance with the requirements of new accounting standard AASB 1046.

Other regulatory provisions also affect the grant, recording and valuation of the options, including s300A of the *Corporations Act* (disclosure of remuneration), the general provisions of Chapter 2M (Financial Reports and Audits) and Chapter 2E of the Act (giving a benefit to a related party, including a director). However, the related party provisions of the *Corporations* Act do not apply to the remuneration of a director which is no more than reasonable in the circumstances.

The Value of the Options Proposed to be issued

The values noted below have been determined in accordance with the ASIC Guidelines noted above and have been calculated using the Black Scholes valuation method using a market price of 21 cents being the market price at close of trading on October 7. An increase in the value of the Company's shares does not necessarily give rise to a direct lineal increase in the value of the options. This is because a number of risk and timing factors are taken into account in calculating the value of the options. For instance, in respect of the options exercisable at 12 cents, each 1 cent change in the market price represents a change in valuation of approximately $7500. In respect of the options exercisable at 30 cents, each 1 cent change in the market price represents a change in valuation of approximately $10,000 and for the options exercisable at 40 cents, each 1 cent change in the market price represents a change in valuation of approximately$10,000

The Board believes this valuation model to be appropriate to the circumstances and has not used any other valuation or other models in proposing the terms of the options. The exercise price of the options in each case is in the opinion of the directors a reasonable reflection of the recovery of the value of the Company during the period Dr Hanisch and Ms Nutting have held office.

The extent of dilution if options being issued are exercised

ASIC also encourages companies to disclose any valuation models, or other pricing or valuation formulae or calculations used to fix the terms and conditions of options to be issued to directors.

At the date of these Explanatory Notes the Company had issued share capital of 105,641,597 ordinary shares and 5,536,666 unlisted options over ordinary shares.

If all the options being issued under Resolution 4 were exercised this would represent 4.52% of the expanded issued share capital or 4.3% of the issued shares of the Company if all issued options were exercised.

At the date of this Notice the Company has issued a rights issue prospectus. If this issue is fully subscribed the capital of the Company will increase to 158,462,394 shares. If the options being issued to Dr Hanisch and Ms Nutting were exercised this would represent 3.01% of the share capital of the Company (on a fully diluted basis, which calculation assumes both the abovementioned increase in share capital under the rights issue and the exercise of all eligible options over shares in the Comapny).

If all options are exercised, the Company will receive a total of $1,060,000 in option exercise fees (12 cents x 1.5 million options from Dr Hanisch and 12 cents x 1.5 million options, 30 cents x 1 million options and 40 cents x 1 million options for Ms Nutting).

If the Company's share price were to drop to 12 cents or lower, and remain there for the life of the options (2 years from Dr Hanisch and 2-5 years for Ms Nutting), the options would be of no benefit to Dr Hanisch and Ms Nutting.

The Company's share price history

The Company's share price history over the past 12 months is set out below:

Month	Low	High
September 03	.255	.38
October 03	.205	.27
November 03	.225	.30
December 03	.23	.28
January 04	.23	.26
February 04	.22	.28
March 04	.19	.28
April 04	.215	.27
May 04	.21	.235
June 04	.18	.225
July 04	.20	.27
August 04	.225	.295
September 04	.225	.27

ASX Listing

The directors do not propose to seek listing of the options. They do intend to seek listing of any shares acquired on exercise of the options.

Resolution 4 - Issue of Options to Dr Wolf Hanisch (Non-Executive Director)

It is proposed to issue to Dr Wolf Hanisch 1,500,000 options to acquire shares in the Company at a price of 12 cents per share, at any time up to 2 years from the date of issue. These options will be issued for nil consideration. No loans will be given in relation to the exercise of the options to acquire shares. Options will be issued as soon as practicable following shareholder approval and in any case must be issued no later than 12 months after the meeting.

Accordingly, the board sets out the following details relating to the remuneration of the directors concerned for your consideration:

(a) Remuneration received by Dr W Hanisch from Psiron and related entities to 30 June 2004.

	Psiron	Analytica	InJet Digital Aerosols	Total
Director's fees	35,000	35,000	28,132	98,132
Superannuation	3,150	3,150	2,532	8,832
Total	38,150	38,150	30,664	106,964

(b) Value of options issued, valued in accordance with ASIC and with current accounting standard exposure drafts and has been calculated using the Black Scholes valuation method using a current market price of 21 cents for options exercisable at 12 cents - $225,000.

(c) Shares and Options currently held by Dr W Hanisch: At the date of these Explanatory Notes Dr W Hanisch did not hold any shares or options in the Company, however Dr Hanisch is a director and shareholder of Australian Technology Innovation Fund Ltd which at the date of this report holds 3,546,844 shares in the Company. Dr Hanisch has since 30 June 2004 acquired 2,316,668 shares in Analytica Ltd.

Recommendation: Your directors make no recommendation in respect of your vote on these resolutions.

Resolutions 5(a) and (b) - Issue of Options to Ms Julie Nutting (Director and Chief Executive Officer)

It is proposed to issue to Ms Julie Nutting 1,500,000 options to acquire shares in the Company at a

Chief Executive Officer, 1,000,000 options to acquire shares in the Company at a price of 30 cents per share at any time up to 5 years from the date of issue and 1,000,000 options to acquire shares in the Company at a price of 40 cents per share up to 5 years from the date of issue. All of the options to be issued to Ms Nutting will be issued for nil consideration. No loans will be given in relation to the exercise of the options to acquire shares. Options will be issued as soon as practicable following shareholder approval and in any case must be issued no later than 12 months after the meeting.

Accordingly, the board sets out the following details relating to the remuneration of the directors concerned for your consideration:

(a) Remuneration received by Ms J Nutting from Psiron and related entities to 30 June 2004.

	Psiron	Analytica	InJet Digital Aerosols	Total
Directors fees	14,583	35,000	-	49,583
Salary	145,833	-	-	145,833
Superannuation	14,438	3,150	-	17,588
Consulting	50,670	7,920	-	58,590
Total	225,524	46,070	-	271,594

(b) Value of options issued, valued in accordance with ASIC and with current accounting standard exposure drafts and has been calculated using the Black Scholes valuation method using a current market price of 21 cents for options exercisable at 12 cents - $225,000, for options exercisable at 30 cents - $160,000 and for options exercisable at 40 cents - $120,000. (Total - $505,000).

(c) Shares and Options currently held by Ms J Nutting: At the date of these Explanatory Notes Ms Nutting did not hold any shares or options in the Company, however Ms Nutting held 17,143 shares and 3,572 options in Analytica Ltd.

Recommendation: For corporate governance reasons, because this resolution relates to options proposed to be issued to fellow Board members, your directors make no recommendation in respect of your vote on these resolutions.

RESOLUTION 6: APPROVAL OF EMPLOYEE SHARE OPTION PLAN

The approval of shareholders is sought to the continued operation of the Company's existing Employee Share Option Plan ('Plan') pursuant to the provisions of ASX Listing Rule 7.1. The ASX Listing Rules do not specifically require a listed company to obtain shareholder approval for the continued operation of an employee incentive scheme (subject to certain exceptions) however, ASX Listing Rule 7.1 prohibits listed companies issuing, in any 12 month period, more than 15% of the number of shares on issue at the start of that period without shareholder approval. Issues under employee incentive schemes are taken into account for this 15% limit unless the issue of shares under the Plan has been approved by the Company's shareholders within the preceding 3 years under Listing Rule 7.2 Exception 9(b).

The Board has the power to establish and generally to issue options and consequently shares under the Plan, however, the Company considers it prudent to seek shareholder approval so that such issues will not be taken into account for the purpose of the 15% limit under Listing Rule 7.1. The Board believes that it is appropriate and desirable to maintain this maximum flexibility to access capital.

The Plan was first adopted in 1996 and was amended in 1998 and 1999 and was last approved by shareholders in 2001. There are currently 1,170,000 options issued to employees. Of these:

(a) 150,000 are exercisable between now and 30 August 2009 at 24.5 cents each;

(b) 1,000,000 are exercisable between now and 21 October 2009 at 43.5 cents each; and

(c) 20,000 are exercisable between now and 18 April 2011 at 34.5 cents each.

The options may be exercised on a one for one basis on or before the date specified at the time of the offer at an exercise price referred to below.

The Plan provides a structure that encourages and maintains the commitment of those employees who are pivotal to the success of the Company. The Plan offers Participants an opportunity to acquire an interest in the Company and participate in the rewards that are anticipated for all shareholders through the increased involvement and commitment of the employees.

Eligibility

From time to time, the Directors may offer options to selected permanent employees of the Company or any subsidiary of the Company who have previously been employed for at least 12 months. Employees with a minimum of 3 years' prior employment service with the Company will qualify for a full allocation level. Employees with shorter service periods receive pro rata allocation levels.

Offers to Eligible Employees are made having regard to the level of their responsibility, length of service, individual performance and the overall performance of the Company.

Eligible Employees may also from time to time include Directors of the Company or any subsidiary of the Company, although any issue to a Director will require prior shareholder approval under Listing Rule 10.14, which will be sought separately as required. Options issued to Directors do not necessarily have to be made under the terms of the Plan.

Participation

Each Eligible Employee who accepts an offer to take up options becomes a Participant in the Plan.

Granting of Options

Options are granted on the basis of 1 option to take up 1 unissued ordinary share in the Company. Options are issued for a maximum of 10 years.

Option Price

The price payable at the time of acquisition by the Participant for the options is determined as an amount equal to the fair value of the underlying shares to which the options. The 'fair market' value of the underlying shares as determined by the Directors based on the market value of Company's shares on the ASX (being equal to the Market Value of the shares being the weighted average market price of those shares sold on the ASX on the 5 trading days immediately before the date of the offer to the employee) less a discount of not more than 1 cent per option. The application of the discount is at the discretion of the Directors.

In most cases no discount has been provided.

Upon exercise of an option, the price paid for the option is applied in paying up in full the share allotted to the Participant.

RESOLUTION 7 – APPROVAL OF PREVIOUS ISSUE OF SHARES - PLACEMENT

As noted above, there is a limit on the number of securities that may be issued by the Company in any 12 month period without the approval of its shareholders. In general terms, apart from certain specific exceptions, ASX Listing Rule 7.1 restricts the Company to issuing securities representing a maximum of 15% of the number of its securities on issue in any 12 month period unless it obtains the prior approval of its members.

ASX Listing Rule 7.4 however, provides that an issue of securities made without prior approval under Listing Rule 7.1 can be treated as having been made with that approval if the issue of securities did not breach Listing Rule 7.1 and shareholders of the issuing entity subsequently approve it.

By this resolution the Company seeks to obtain shareholder approval in respect of 13,300,000 shares issued in a placement on 12 August 2004 for the purposes of ASX Listing Rule 7.4, so as to refresh its ability to issue securities representing up to 15% of the Company's issued capital over the next 12 months without the prior approval of members.

The issue of 13,300,000 ordinary shares by the Company did not breach ASX Listing Rule 7.1 and subsequent shareholder approval is now being sought in relation to the shares issued by the Company, pursuant to ASX Listing Rule 7.4.

The Company issued a total of 13,300,000 ordinary shares on 12 August 2004 at a price of 19 cents per share. The ASX release dated 13 July 2004 detailed the purpose of funds raised, including developing its anticancer project, Phase II clinical trials of Sorafin™ and its investment in InJet Digital Aerosols Limited. The 13,300,000 shares were allotted to 62 sophisticated or professional investors (being clients of Axis Financial Group (Australia) Limited ACN 006 711 995 and DataTech Financial Services Pty Limited ACN 091 233 439), each of which holds less than 1% of the issued share capital of the Company.

All of the shares issued rank equally with the existing ordinary shares in the capital of the Company.

Recommendation: Your directors recommend that you vote in favour of this resolution.

RESOLUTION 8 – APPROVAL OF PREVIOUS ISSUE OF OPTIONS – SIR JAMES KILLEN

As noted at Resolution 7 above, there is a limit on the number of securities that may be issued by the Company in any 12 month period without the approval of its shareholders. Securities for these purposes includes ordinary shares and options over ordinary shares.

By this resolution the Company seeks to obtain shareholder approval for the previous issue of options over ordinary shares in the Company for the purposes of ASX Listing Rule 7.4, so as to refresh its ability to issue securities representing up to 15% of the Company's issued capital over the next 12 months without the prior approval of members.

The grant by the Company of 400,000 options in respect of the Company to Sir James Killen did not breach ASX Listing Rule 7.1 and subsequent shareholder approval is now being sought in relation to the shares issued by the Company, pursuant to ASX Listing Rule 7.4. The directors resolved to issue the shares in recognition of Sir Killen's contribution to the Company, particularly in respect of the early research and development in the Diagnostics and Therapeutic Divisions. Sir Killen is no longer an officer or related party of the Company, however he is an active supporter of the Company's endeavours and business mentor of the current Board.

Details of the options over ordinary shares issued by the Company are as follows:

(a) 400,000 options in respect of ordinary shares of the Company were issued;

(b) all of the options were issued for no consideration and are exercisable at 12 cents at any time on or before 31 December 2005;

(c) the options were granted to Sir James Killen; and

(d) in September, 2004, Sir James Killen exercised 200,000 options at the exercise price of 12 cents, raising $24,000. No other funds have been raised at present in respect of the grant of those options. Funds raised upon exercise of such options are intended to be used for providing working capital.

Recommendation: Your directors recommend that you vote in favour of this resolution.

RESOLUTION 9 – ISSUE OF SHARES UNDER THE VIROTARG DEVELOPMENT AND LICENCE AGREEMENT

As noted above, ASX Listing Rule 7.1 prohibits a company, except in certain cases, from issuing new shares and options equivalent in number to more than 15% of the number of its securities on issue in any 12 month period, without seeking the prior approval of its shareholders.

By this resolution the Company seeks to obtain shareholder approval for a proposed issue of shares in accordance with the ASX Listing Rules and so as to preserve its ability to issue securities representing up to 15% of the Company's issued capital over the next 12 months without prior approval of members.

On 4 August 2004 the Company informed the market that it had entered into a worldwide licence agreement ('Licence Agreement') with ViroTarg Pty Limited, ABN 43 097 910 713 ('ViroTarg') and its major shareholders, The University of Newcastle Research Associates Limited, ABN 97 000 7120 074 ('TUNRA') and SciCapital Pty Limited, ACN 094 561 565 ('SciCapital'). The Licence Agreement relates to the ongoing development of ViroTarg's technology relating to the use of oncolytic viruses (virotherapy) for the treatment of a range of different cancers. Virotherapy uses viruses to target and destroy cancer cells. These viruses are known as "oncolytic viruses". ViroTarg's technology covers use of a "wild type" or naturally-occurring virus, the Coxsackie virus, for potential use as an anticancer treatment. The Coxsackie virus is otherwise associated with the development of the common cold.

Psiron will fund the continuing research and development of the technology being undertaken at the University of Newcastle under Associate Professor Darren Shafren and Dr Richard Barry. The potential therapeutic use of oncolytic viruses in a range of cancers such as melanoma, breast, prostate, ovarian, colorectal and lymphoid is being studied over a 2-3 year research schedule.

This is a major project for Psiron which will refocus the company as an anticancer company.

The licensing arrangement under the Licence Agreement will commence upon satisfaction of various conditions as discussed below.

Licence consideration

ViroTarg is to receive total consideration comprising a combination of cash and shares under the terms of the Licence Agreement, amounting in aggregate to AU$5,000,000 cash and 22,500,000 fully paid ordinary shares in the capital of the Company.

On commencement of the Licence Agreement the Company is required to pay $1,000,000 to ViroTarg and issue 2,500,000 ordinary shares in the Company to ViroTarg, or if it so directs, some or all of those shares to TUNRA, SciCapital and/or Dr Darren Shafren. The Company is only obliged to pay ViroTarg the balance of the consideration (comprising $4,000,000 in cash and 20,000,000 fully paid ordinary shares in the Company) upon satisfaction of agreed milestones over the duration of the project.

Conditions Precedent

The obligations of the Company under the Licence Agreement are subject to prior satisfaction of various conditions, such as Psiron shareholders approving Resolutions 3 and 4 being put to this Meeting, and the Company raising such funds as the board of directors determines are required in order for the Company to meet the development cost of the project.

On 6 October 2004 the Company announced a capital raising to raise the sum of approximately $10.5 million by way of a non-renounceable, one for two rights issue ('Rights Issue'), at $0.20 per new share. If fully subscribed, the Rights Issue will result in the issue of approximately 52,820,798 ordinary shares and together with the issue of 2,500,000 shares as required under the Licence Agreement will increase the issued capital at the time of the commencement date under the Licence Agreement from 105,641,597 ordinary shares on issue as at the date of this notice, to 160,962,395.

It is anticipated that the Rights Issue will close on 3 November 2004 and that the Company will be obliged to meet its obligations on commencement of the Licence Agreement to issue and allot 2,500,000 ordinary shares, on or before 30 November 2004.

The other conditions precedent set out in the Licence Agreement require the other parties to take certain actions and are for the benefit of the Company such that if certain matters beyond the control of the Company do not occur, the Company will not incur obligations under the Licence Agreement, including the funding obligations and issue of shares and options referred to above.

Proposed issue of initial consideration shares

Details of the proposed issued of shares on the commencement date under the Licence Agreement are as follows:

(a) 2,500,000 ordinary shares in the Company ('**Initial Consideration Shares** ') will be issued under the Licence Agreement on the commencement date, which will be after the date of the General Meeting but is expected to be on or before 30 November 2004;

(b) the Initial Consideration Shares are to be credited as fully paid up at $0.1924 per share (being the price per share equal to the volume weighted average price for shares in the Company traded on ASX over the 5 business days prior to 21 June 2004, being the date of execution of the Licence Agreement);

(c) all of the Initial Consideration Shares will rank equally with existing ordinary shares in the capital of the Company;

(d) the Initial Consideration Shares are to be issued to ViroTarg or, at ViroTarg's direction, certain of those shares may be issued to Dr David Shafren, TUNRA or SciCapital in such proportions as ViroTarg may direct in writing prior to the date of issue.

Subsequent issue of additional shares under the Licence Agreement

As noted above, over the course of the project a further 20 million shares could be issued under the terms of the Licence Agreement if certain pre-agreed milestones specified in the Licence Agreement are been met, with a prescribed number of shares being issued on satisfaction of each such milestone. The Company may, but is not obliged to, issue those further shares prior to the relevant milestone(s) specified in the Licence Agreement being met. When a specified milestone under the Licence Agreement has been met, the Company must issue and allot the number of shares relevant to that Milestone within 10 business days of the Milestone having been met. Milestone shares are also to be issued and allotted to ViroTarg, or at its direction, to one or more of TUNRA, SciCapital or Dr David Shafren.

Under the project plan prepared in connection with the Licence Agreement, the project is expected to commence in late 2004 and will take approximately 24 – 36 months.

Recommendation: Your directors recommend that you vote in favour of this resolution.

RESOLUTION 10 – ISSUE OF OPTIONS UNDER THE VIROTARG DEVELOPMENT AND LICENCE AGREEMENT

As noted above, ASX Listing Rule 7.1 prohibits a company, except in certain cases, from issuing new shares and options equivalent in number to securities representing more than 15% of its capital in any 12 month period, without seeking the prior approval of its shareholders.

By this resolution the Company seeks to obtain shareholder approval for a proposed issue of options under the Licence Agreement in accordance with the ASX Listing Rules and so as to preserve its ability to issue up to 15% of the Company's issued capital over the next 12 months without prior approval of members.

As noted at Item 3 above, in addition to the requirement to issue shares referred to in item 2 (above), under the terms of the Licence Agreement the Company is obliged, on the commencement date, to grant options over ordinary shares in the Company to some key members of the research team responsible for the development of the oncolytic virus technology. The terms of those options are outlined below.

The maximum number of options in respect of ordinary shares in the Company issued to each research team member is set out below. The actual number issued to each research team member will depend on the number they each agree to accept, but this number is not known as at the date of this Notice. Shareholder approval is therefore being sought in respect of the following maximum number:

Research team member	Maximum number of options to be offere
Dr Darren Shafren	2,000,000 options
Mr Gough Au	750,000 options
Dr Richard Barry	1,000,000 options
Ms E.Susanne Johansson	750,000 options

These options are intended to provide the researchers with a performance incentive associated with the research project.

Details of the proposed grant of options, and the terms relating to those options, are as follows

Up to 4,500,000 options in respect of ordinary shares in the Company will be granted subject to the relevant research team members accepting the offers of options made to each of them;
all of the options will be issued for nil consideration and will be exercisable at $0.1924 per share (being the volume weighted average price for ordinary shares in the Company traded on the Australian Stock Exchange over the 5 business days prior to 21 June 2004 - the date on which the Company entered into exclusive negotiations with the other parties to the Licence Agreement in respect of the Licence Agreement).

No funds will be raised upon the grant of the options, however, funds raised upon exercise of the options are intended to be used for providing working capital.

The key terms of the options issued are as follows:

(a) Each option will entitle the holder to acquire by way of issue one ordinary share.

(b) No amount will be payable on the grant of an option.

(c) Each holder of options will be entitled to exercise options granted to him or her as follows:

- one-third of the options will become exercisable on the commencement date and will remain exercisable until 5pm on the fifth anniversary of the commencement date;
- one-third of the options will become exercisable on the date upon which the Milestone under the Licence Agreement entitled 'successful manufacture of CVA21 (non-GMP) for clinical trials' is met and will remain exercisable until 5pm on the fifth anniversary of the Commencement Date; and
- one-third of the options will become exercisable on the date upon which the Milestone under the Licence Agreement entitled 'CTN/CTX approval' is met and will remain exercisable until 5pm on the fifth anniversary of the commencement date.

(d) Any option that is not exercised prior to 5pm on the fifth anniversary of the commencement date will expire on that date.

(e) Psiron will be entitled to cancel any issued but unexercised options held by a research team member if that research team member ceases to be available (on terms satisfactory to the Company, acting reasonably) to assist in the development of the technology the subject of the Licence Agreement.

(f) Options may not be transferred without the prior written consent of the Company.

(g) If the Company makes an issue of ordinary shares or other securities, including equity securities convertible into ordinary shares ('**Further Issue**'), a holder of options is entitled to participate in such Further Issue to the extent required or permitted under the ASX Listing Rules.

(h) If there is a reorganisation (including consolidation, sub-division, reduction or return) of the share capital of the Company, the rights of each holder of options issued under this Licence Agreement will be changed to the extent necessary to comply with the ASX Listing Rules.

(i) All ordinary shares issued pursuant to the exercise of options will, subject to the Constitution of the Company, rank in all respects (other than in respect of dividends, rights issues or bonus issues declared prior to allotment) *pari passu* with the existing ordinary shares at the date of issue and allotment.

(j) the options will be granted on the commencement date under the Licence Agreement which is anticipated to occur in November 2004.

Recommendation: Your directors recommend that you vote in favour of this resolution.

RESOLUTION 12 – APPROVAL OF THE ISSUE OF OPTIONS TO MR JOHN WALSH

As noted above, there is a limit on the number of securities that may be issued by the Company in any 12 month period without the approval of its shareholders.

By this resolution the Company seeks to obtain shareholder approval for the proposed issue of options in respect of ordinary shares in the Company to Mr John Walsh in accordance with the ASX Listing Rules and so as to preserve its ability to issue up to 15% of the Company's issued capital over the next 12 months without the prior approval of members.

The options have been offered for Mr Walsh's continued support of the company through the identification and assistance with the securing of the ViroTarg project.

Details of the options issued are as follows:

(a) 1,000,000 options in respect of ordinary shares in the Company will be issued;

(b) all of the options will be issued for no consideration and are exercisable at $0.1924 at any time on or before 3 years from the date of issue;

(c) all of the options will be issued to Mr Walsh and they will be issued and allotted as soon as practicable following shareholder approval and in any event no later than 3 months after the date of the Annual General Meeting; and

(d) no funds will be raised upon grant of the options, however, at present, funds raised upon exercise of the options are intended to be used for providing working capital.

Other the key terms of the options to be issued are as follows:

(e) Each option will entitle the holder to acquire by way of issue one ordinary share in the Company.

(f) Each option may be exercised during the period commencing on the date of issue of that option and ending 3 years from the date of issue. Any Option that is not exercised will automatically expire.

(g) An option may not be transferred without the prior written consent of the Company.

(h) If the Company makes an issue of shares or other securities, including equity securities convertible into ordinary shares ('**Further Issue**'), a holder of options is entitled to participate in such Further Issue only to the extent required under the ASX Listing Rules.

(i) If there is a reorganisation (including consolidation, sub-division, reduction or return) of the share capital of the Company, the rights of a holder of options will be changed to the extent necessary to comply with the ASX Listing Rules applying to a reorganisation of capital at the time of the reorganisation.

(j) All ordinary shares issued pursuant to the exercise of options will, subject to the constitution of the Company, rank in all respects (other than in respect of dividends, rights issues or bonus issues declared prior to allotment) pari passu with the existing ordinary shares at the date of issue and allotment.

Recommendation: Your directors recommend that you vote in favour of this resolution.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Psiron Ltd

ABN

12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Up to 52,820,798 if no existing options are exercised and up to 55,689,132 if all existing options are exercised.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment therapy	Yes
5	Issue price or consideration	20 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To fund development of virotherapy project and to fund working capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	No later than 11 November 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	158,462,395 if no existing options exercised and 161,330,729 if all existing options are exercised	Ordinary Shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
3,250,000	Unlisted options various expiry dates
1,116,666	Unlisted options expiring 31 Dec 2005
1,170,000	Employee share option plan

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	No
12	Is the issue renounceable or non-renounceable?	Non Renounceable
13	Ratio in which the +securities will be offered	1 new share for each 2 existing shares held
14	+Class of +securities to which the offer relates	Ordinary
15	+Record date to determine entitlements	14 October 2004
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Yes
17	Policy for deciding entitlements in relation to fractions	Rounded Up
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	The offer is only open to residents of Australia and New Zealand
19	Closing date for receipt of acceptances or renunciations	3 November 2004

20	Names of any underwriters	n/a
21	Amount of any underwriting fee or commission	n/a
22	Names of any brokers to the issue	n/a
23	Fee or commission payable to the broker to the issue	Normal commercial rates will be paid to place any shortfall
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	n/a
25	If the issue is contingent on +security holders' approval, the date of the meeting	n/a
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	19 October 2004
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	6 October 2004
28	Date rights trading will begin (if applicable)	n/a
29	Date rights trading will end (if applicable)	n/a
30	How do +security holders sell their entitlements *in full* through a broker?	n/a
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	n/a

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	n/a
33	+Despatch date	On later than 11 November 2004

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 6 October 2004
(Director/Company secretary)

Print name: Bryan Dulhunty..

== == == == ==

+ See chapter 19 for defined terms.

psiron
innovation in bioscience

ASX Release 6 October 2004

Letter to Shareholders and Option Holders

Following are letters to shareholders and option holders advising them of the details and timing of the prospectus released today.

UNIT 8, 10 ANELLA AVENUE CASTLE HILL 2154 AUSTRALIA
t +61 2 9659 8650 f +61 2 9659 8654 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com

psiron
innovation in bioscience

6 October 2004

Dear Shareholder,

Today Psiron Ltd lodged its prospectus, for a non-renounceable rights issue to raise approximately $10.5 million, with the ASIC and the ASX.

The prospectus will be despatched to shareholders on 19 October 2004. A copy of the prospectus is available for review on the ASX website (www.asx.com.au) as well as on the Company's website (www.psiron.com).

The prospectus is important and will require your immediate attention.

This Offer closes on 3 November 2004

The Company is seeking to raise up to $10,564,000 through the issue of new shares under this Offer. The majority of funds raised will be used for the new oncolytic virus anticancer project:

- $5 million is planned for the acquisition of the technology, and
- $3 million to fund its research in a range of cancers by the team of researchers at the University of Newcastle over the next year. The research planned in this timeframe includes starting clinical trials in melanoma as well as making progress towards clinical trials in breast and prostate and other cancers.

The expected speed of the research program also means that Psiron Ltd has to increase internal resources to enable successful commercialisation of the technology, and the balance of funds raised will be used for this, and to finalise the Sorafin™ Phase II atopic dermatitis clinical trial and for working capital.

More detailed information on the use of funds is contained in the prospectus.

Psiron Ltd's Board of Directors wants to offer participation in this exciting phase of the Company's growth to all shareholders.

The terms of the rights issue are as follows:

- 1 new share for every 2 shares held, with fractional entitlements rounded up.
- each new share offered at $0.20

There are currently 105,641,597 shares on issue in Psiron Ltd. The Company expects to place up to 52,820,798 shares (assuming no eligible Options are exercised) under this rights issue. These will rank equally with the ordinary shares currently on issue.

UNIT 8, 10 ANELLA AVENUE CASTLE HILL 2154 AUSTRALIA
t +61 2 9659 8650 f +61 2 9659 8654 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com

Summary of Key Dates

Date of prospectus	6 October 2004
Securities are quoted on an ex-basis	8 October 2004
Record Date to determine entitlement to New Shares	5:00pm 14 October 2004
Prospectus despatched to shareholders	19 October 2004
Closing Date and time for receipt of Entitlement and Acceptance Forms under the Offer and payment in full for New Shares	5:00pm 3 November 2004
New Shares quoted on a deferred settlement basis	4 November 2004
Allotment Date	11 November 2004

Whilst the Offer is not underwritten, the Directors reserve the discretion to place any shortfall (i.e. new shares which are not taken up by shareholders) within three months of the close of the Offer. There is a minimum subscription of $4.5 million.

Yours sincerely,
PSIRON LTD

Ms Julie Nutting
Chief Executive Officer

UNIT 8, 10 ANELLA AVENUE CASTLE HILL 2154 AUSTRALIA
t +61 2 9659 8650 f +61 2 9659 8654 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com

psiron
innovation in bioscience

6 October 2004

Dear Option Holder,

Psiron Ltd today lodged its prospectus, for a non-renounceable non-underwritten rights issue to raise approximately $10.5 million, with the ASIC and the ASX. A copy of the prospectus is available on the ASX website (www.asx.com.au) as well as on the company's website (www.psiron.com). The attached letter to shareholders sets out further details of the issue.

Option holders may only participate in the rights issue if the options are exercised prior to the Record Date, being 5pm 14 October 2004.

Please contact our share registry should you wish to exercise your options.

The share registry contact details are:

ASX Perpetual Registrars Limited
Level 22, 300 Queen Street
Brisbane QLD 4000
AUSTRALIA

Tel: +61 7 3228 4219
Fax: +61 7 3221 6420

Yours sincerely,
PSIRON LTD

Ms Julie Nutting
Chief Executive Officer

UNIT 8, 10 ANELLA AVENUE CASTLE HILL 2154 AUSTRALIA
t +61 2 9659 8650 f +61 2 9659 8654 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com

PROSPECTUS

Psiron Ltd

ABN 12 010 657 351

Non-Underwritten

Non-Renounceable Rights Issue

A non-renounceable rights issue of New Shares
on the basis of 1 New Share for every 2 Shares held,
at an issue price of $0.20 per New Share issued

The Offer closes at 5.00pm on 3 November 2004

Important Information

This document is important and requires your immediate attention.
If after reading this Prospectus you have any questions about the
New Shares being offered pursuant to this Prospectus
or any other matter, then you should consult your professional adviser.

**An investment in the New Shares offered
by this Prospectus should be considered speculative.**

CHAIRMAN'S LETTER

6 October 2004

Dear Shareholder

The Board of Directors of Psiron Ltd is pleased to offer you the opportunity to participate in a $10 million capital raising to support the acquisition and development of the anti-cancer virotherapy project acquired by Psiron under a worldwide licence from ViroTarg Pty Ltd.

The majority of the funds raised will be used to pay the cash component of the purchase of the licence ($5m) which is to paid by three instalments and against the occurrence of certain events. In addition further monies are required to fund the research program into different cancer types over the next 12 months.

Psiron expects to commence human clinical trials in at least one cancer type (melanoma) within the next year once the manufacture of suitable virus stock to regulatory standards has been completed. This process is now underway.

The acquisition of this ground-breaking and internationally-recognised research, is being conducted at the University of Newcastle. The study program includes research into many cancer types: melanoma, breast, prostate, ovarian, colorectal and lymphoid.

A unique feature of this program is that the viruses involved (which occur naturally) target specific and known sites on the outer surface of some cancer cells. The viruses do so particularly and selectively, and once locating these sites proceed to destroy those cancer cells.

The development timeframe of this business is potentially more rapid than for ordinary or typical pharmaceutical products, because regulators tend to accelerate the marketing approval process for promising anticancer agents.

Thus, and in anticipation of the accelerated program, Psiron must apply adequate resources to optimise development and manufacture on shorter than usual timelines.

If the studies continue to show the promise seen to date, the demand for clinical access to the technology will be high and rapid.

Some of the funds sought by this prospectus will be used to exercise options over shares in our CBio investment, finalise the Sorafin atopic dermatitis Phase II clinical trial, relocate the office premises and increase staff levels, and for working capital generally.

Psiron's acquisition of this virotherapy technology has transformed Psiron into a single purpose anti-cancer company and by taking up the project at the pre-clinical trial phase of development, this positions Psiron for early commercialisation of this very exciting and highly promising suite of anti-cancer treatments.

The Board looks forward to your support of the capital raising to allow us to progress rapidly with this new business.

Yours faithfully

Mr Stephen Jones
Chairman

CONTENTS

IMPORTANT INFORMATION

Important Notice

Investment in the New Shares that are offered under this Prospectus should be considered speculative. Applicants should read this Prospectus in its entirety before deciding to apply for the New Shares. If, after reading this Prospectus, you have any questions as to how to deal with this Prospectus, you should contact your stockbroker, solicitor, accountant or professional adviser.

Important Information

This Prospectus is dated 6 October 2004 and was lodged with ASIC on that date with the consent of all the Directors. The Company will apply to the ASX within seven days after the date of the Prospectus for official quotation by ASX of the New Shares. No New Shares will be allotted or issued on the basis of this Prospectus after the expiry date of this Prospectus, being 13 months after the date of this Prospectus.

Neither ASIC, ASX nor their officers take any responsibility for the contents of this Prospectus. This Prospectus has been lodged in Australia and no action has been taken by the Company to lodge this Prospectus in any jurisdiction outside of Australia. The Entitlement and Acceptance Form and Shortfall Application Form accompanying this Prospectus are important. Please refer to the instructions in Section 2.4 of this Prospectus regarding the acceptance of your entitlement. Applications may only be submitted on a valid Entitlement and Acceptance Form (or Shortfall Application form as the case may be) that is only available with this Prospectus. This Prospectus is not to be distributed in, and no offer of New Shares is to be made in countries other than Australia and New Zealand. Applicants resident outside Australia and New Zealand should consult their professional adviser as to whether any consents are required or whether any formalities need to be observed in the jurisdiction of their residence to enable them to accept their entitlement pursuant to the Offer.

This Prospectus does not constitute an offer in any place where, or to any person to whom, it would not be lawful to make an offer. The distribution of this Prospectus in jurisdictions outside the Commonwealth of Australia may be restricted by law, and Shareholders in those jurisdictions should seek advice on and observe all applicable restrictions. Any failure to comply with applicable restrictions may constitute a violation of applicable securities laws.

This document is important and should be read in its entirety before deciding to participate in the Offer. This Offer does not take into account your investment objectives, financial or taxation situation or particular needs. Before making any investment in the Company, you should consider whether such an investment is appropriate to your particular needs, objectives and financial circumstances and you should consult your stockbroker, solicitor, accountant or other professional adviser without delay. By returning an Entitlement and Application Form and/or Shortfall Application Form, you acknowledge that you have received and read this Prospectus and you have acted in accordance with the terms of the Offer detailed in this Prospectus.

All references to currency are to Australian dollars and all references to time are to AEST, unless otherwise indicated. Capitalised terms in this Prospectus are defined in the Glossary.

CORPORATE DIRECTORY

BOARD OF DIRECTORS

Mr Stephen Jones (Non-Executive Chairman)
Dr Wolfgang Hanisch (Non-Executive Director)
Ms Julie Nutting (Chief Executive Officer)
Mr Bryan Dulhunty (Finance Director)

COMPANY SECRETARY

Bryan Dulhunty BEc, CA

REGISTERED OFFICE

Psiron Ltd
Unit 8, 10 Anella Avenue
Castle Hill NSW 2154
AUSTRALIA

Tel: +61 2 9659 8650
Fax: +61 2 9659 8654
Email: psiron@psiron.com
Website: www.psiron.com

SHARE REGISTRY

ASX Perpetual Registrars Limited
Level 22, 300 Queen Street
Brisbane QLD 4000
AUSTRALIA

Tel: +61 7 3228 4219
Fax: +61 7 3221 6420

AUDITORS

Bentleys MRI, Chartered Accountants
Level 26, AMP Place
10 Eagle Street
Brisbane QLD 4000
AUSTRALIA

Tel: +61 7 3222 9777
Fax: +61 7 3221 9250

1. SUMMARY OF THE OFFER

Summary of Key Investment Features

New Share Issue Price	$0.20 per New Share
Qualifying Shareholder Entitlement	1 New Share for every 2 Shares held
Number of New Shares to be issued under the Offer (if no eligible Options exercised)	Up to 52,820,798
Amount to be raised from the issue of New Shares under the Offer (if no eligible Options exercised)	Up to $10,564,159
Number of New Shares to be issued under the Offer (if all eligible Options are exercised)	Up to 55,689,132
Amount to be raised from the issue of New Shares under the Offer (if all eligible Options are exercised)	Up to $11,137,826

Summary of Key Dates – New Shares

Date of Prospectus	6 October 2004
Securities are quoted on an ex-basis	8 October 2004
Record Date to determine entitlement to New Shares	5:00pm 14 October 2004
Prospectus despatched to shareholders	19 October 2004
Closing Date and time for receipt of Entitlement and Acceptance Forms under the Offer and payment in full for New Shares	5:00pm 3 November 2004
New Shares quoted on a deferred settlement basis	4 November 2004
Allotment date	11 November 2004

These dates are subject to change and are indicative only. Psiron reserves the right to amend this indicative timetable. In particular, Psiron reserves the right, subject to the *Corporations Act 2001* (Cth) and the ASX Listing Rules to extend the Closing Date of the Offer or to withdraw the Offer without prior notice.

Applications for New Shares under the Offer can only be made by completing the Entitlement and Acceptance Form in full, in accordance with the instructions on it and sending it to ASX Perpetual Registrars. A personalised Entitlement and Acceptance Form accompanies this Prospectus for use by Shareholders who are entitled to participate in the Offer.

The Offer is scheduled to close at 5:00pm on 3 November 2004. Entitlement and Acceptance Forms must be received by that time by ASX Perpetual Registrars, together with a cheque or bank draft in Australian currency drawn on an Australian branch of a financial institution for the amount of the application.

Shortfall New Shares may be issued within 3 months of the Closing Date.

2. DETAILS OF THE OFFER

2.1 Introduction

This Prospectus contains an Offer for a non-underwritten non-renounceable *pro rata* rights issue to holders of Shares in the Company who are resident in Australia and New Zealand to take up New Shares in the Company at a subscription price of $0.20 per New Share, payable in full upon application.

Shareholders can apply for 1 New Share for every 2 Shares held as at the Record Date (being 5.00pm on 14 October 2004). Existing Option holders are not eligible to participate in this Offer unless they have exercised their Options on or before the Record Date.

Any New Shares which are not applied for by Shareholders by the Closing Date, will become Shortfall New Shares. The Directors reserve the right to issue the Shortfall New Shares at their discretion within 3 months of the Closing Date at a price of $0.20 per Shortfall New Share, as set out in Sections 2.7 and 2.9.

The Company is seeking to raise up to $10,564,000 through the issue of New Shares under this Offer. The primary purpose of the Offer is to raise capital to:

(a) fund the acquisition of the ViroTarg oncolytic virus technology, consideration for which includes a cash component being $5 million in instalments payable upon achievement of specified milestones;

(b) fund the research and development of the oncolytic virus technology in various cancers until the end of 2005;

(c) increase in-house resources required for successful commercialisation of the technology; and

(d) maintain adequate working capital and cover the cost of the issue.

Further details are contained in section 4.

New Shares will not be issued unless a minimum subscription amounting to $4.5 million is raised (see sections 2.11 and 4.5).

If you are a Shareholder, this document is important and requires your immediate attention. It should be read in its entirety. Please read carefully the instructions on the accompanying Entitlement and Acceptance Form regarding the acceptance of your entitlement. If you are in any doubt as to the course of action you should take, you should consult your stockbroker, solicitor, accountant or other professional adviser immediately.

Shareholders can apply for additional New Shares. Any New Shares which are not taken up by Shareholders are able to be placed by the Directors within 3 months of the Closing Date of this Prospectus, ie 3 February 2005.

2.2 Maximum Number of New Shares

The Company currently has 105,641,597 fully paid ordinary shares on issue. The Company is offering for subscription, under a non-renounceable *pro rata* rights issue, New Shares in the Company on the basis of 1 New Share for every 2 Shares held with fractional entitlements rounded up to the nearest whole New Share. The subscription price for each New Share is $0.20.

There are currently 5,736,666 Options on issue. Each Option entitles the holder, upon payment of the applicable exercise price, to subscribe for one Share. All of these Options are eligible for exercise, at prices ranging from 0.055 cents to $1.50 each, on or before the Record Date of this Prospectus. The number of New Shares issued may therefore increase if some or all of these Options are exercised prior to the Record Date. If all the Options are exercised, the number of Shares on issue prior to the New Shares being issued would increase by 5,736,666 and the Company will receive $2,257,050 in subscription monies.

2.3 Timetable for the Issue

Lodgement of Prospectus with ASIC and ASX	6 October 2004
Securities are quoted on an ex-basis	8 October 2004
Record Date to determine entitlements to the New Shares	14 October 2004
Prospectus and Entitlement and Acceptance Forms Despatched	19 October 2004
Closing Date for acceptance and payment of subscription price	3 November 2004
New Shares quoted on a deferred basis	4 November 2004
Allotment date	11 November 2004
Shortfall Closing Date for issue of Shortfall New Shares	3 February 2005

The Directors may alter the Closing Date, and the Shortfall Closing Date, and any subsequent date, at their discretion (subject to the Corporations Act 2001 (Cth) and the ASX Listing Rules.

Subscription Price

Each New Share is offered at a subscription price of $0.20 payable in full upon acceptance.

Your Entitlement

The Company is making a non-renounceable *pro rata* rights issue of New Shares in the Company on the basis of 1 New Share for every 2 Shares held.

The number of New Shares to which you are entitled is calculated as at the Record Date shown above, and is shown on the Entitlement and Acceptance Form which accompanies this Prospectus. Fractional entitlements to New Shares will be rounded up to the nearest whole New Share. You may also apply for additional New Shares above your entitlement as noted below.

If as a Shareholder you do not take up your Entitlement, you will as a result of this Issue have your percentage shareholding in the Company diluted.

Issue Amount

The total number of New Shares to be issued pursuant to the Offer will be up to 52,820,798 New Shares, to raise up to $10,544,159, before issue costs. The number of New Shares could increase on the basis that the Options currently on issue might be exercised prior to the Record Date.

Entitlements and Acceptances

This Offer may be accepted in whole or in part prior to the Closing Date. The minimum subscription level is $4.5 million. The Directors reserve the right to vary the timetable for the Issue, including extending the Offer period. You can only accept this Offer by completing the Entitlement and Acceptance Form, which accompanies this Prospectus. You can also use the Entitlement and Acceptance Form to apply for additional New Shares above your entitlement. The Directors reserve the right to accept, scale back or refuse any application for additional New Shares in excess of a Shareholder's entitlement. (The Shortfall Application Form should only be completed if you are applying for Shortfall New Shares).

2.4 Action required by Shareholders

(a) Shareholders may:

(i) Take up their entitlement in full

If you wish to take up all of your entitlement, please complete the Entitlement and Acceptance Form, which accompanies this Prospectus, in accordance with the instructions set out on the Form. Forward your completed Entitlement and Acceptance Form, together with your cheque or bank draft for the amount shown on your Form, in the reply paid envelope to reach the Company's share registry by 5.00pm on the Closing Date or such later date as the Directors notify.

Cheques and bank drafts, in Australian currency, should be made payable to

'Psiron Ltd' and crossed 'not negotiable'.

(ii) Take up part of their entitlement

If you wish to take up part only of your entitlement, please complete the Entitlement and Acceptance Form, which accompanies this Prospectus, by inserting the number of New Shares for which you wish to accept the Offer under this Prospectus (being less than your entitlement as specified on the Entitlement and Acceptance Form) and forward the completed Form together with your cheque or bank draft for the total amount payable to reach the Company's share registry by 5:00pm on the Closing Date or such later date as the Directors notify.

Cheques and bank drafts, in Australian currency, should be made payable to **'Psiron Ltd'** and crossed 'not negotiable'

(iii) Take up more than their entitlement

If you wish to apply to take up more than your entitlement, please complete the Entitlement and Acceptance Form, which accompanies this Prospectus, by inserting the number of New Shares for which you wish to accept the Offer under this Prospectus (being more than your entitlement as specified on the Entitlement and Acceptance Form) and forward the completed Form together with your cheque or bank draft for the total amount payable to reach the Company's share registry by 5:00pm on the Closing Date or such later date as the Directors notify.

Cheques and bank drafts, in Australian currency, should be made payable to **'Psiron Ltd'** and crossed 'not negotiable'

Psiron Ltd will refund any amount not used for the additional New Shares applied for.

In accordance with ASX Listing Rule 7.11.4 subscriptions in excess of entitlements will only be made out of shortfall. The Directors reserve the right to accept, scale back or refuse any application for additional New Shares in excess of a Shareholder's entitlement.

(iv) Decline the Offer

If you do not wish to take up any part of your Entitlement to New Shares, you are not required to take any action, in which case you will receive no New Shares and your rights will lapse.

If you do not take up your Entitlement, you will as a result of this Issue have your percentage shareholding in the Company diluted.

(b) If you have any queries concerning your entitlement, please contact ASX Perpetual Registrars telephone 07 3228 4219 or contact your stockbroker or professional adviser.

(c) Entitlement and Acceptance Forms and accompanying cheques or bank drafts may be lodged at any time before the Closing Date. Applications received after the Closing Date will not be accepted. The Company will not be responsible for postal or delivery delays.

(d) Shortfall Application Forms and accompanying cheques or bank drafts may be lodged at any time before the Shortfall Closing Date.

2.5 Shareholders resident outside Australia and New Zealand

The Company will only extend the Offer to Shareholders with registered addresses in Australia and New Zealand. The Company considers it would be unreasonable to extend the Offer to Shareholders with registered addresses in other jurisdictions having regard to the small number of such Shareholders, the small number and value of securities that would be offered in such jurisdictions and the costs of complying with legal and regulatory requirements in those jurisdictions.

It is the responsibility of any person who comes into possession of this Prospectus outside Australia or New Zealand to ensure compliance with all laws of any country relevant to their application. Any person not in Australia or New Zealand considering taking up their entitlement

and Shareholders who are resident outside those countries should consult their professional advisers as to whether or not any governmental or other consents are required, or if other formalities need to be observed, to enable them to accept the New Shares under this Prospectus.

This Prospectus does not constitute an offer in the USA or in any place in which, or to any person to whom, it would not be lawful to make such an offer.

2.6 Underwriting

The Offer is not underwritten.

2.7 Shortfall shares

The Company may seek to place Shortfall New Shares which are not applied for by Shareholders. In accordance with ASX Listing Rule 7.2 Exception 3, the Directors reserve the right to issue the Shortfall Shares at their discretion. The Shortfall Shares must be issued before the Shortfall Closing Date (ie within 3 months of the Closing Date). The issue price for the Shortfall Shares will be $0.20. New Shares placed by the Company in this manner will be subscribed for under this Prospectus, on the Shortfall Application Form for new shareholders.

2.8 Opening and closing dates

The prospectus will be despatched by no later than 19 October 2004 and the Closing Date will be on 3 November 2004. The Shortfall Closing Date will be no later than 3 February 2005.

2.9 Allotment

The date for the New Shares allotted as a result of the offer is expected to be no later than 11 November 2004.

All Shareholders who accept the Offer will receive their Entitlement in full. If more additional and New Shares are applied for than are available from the shortfall under the Offer, the Company will scale back those applications in its absolute discretion and excess application money will be refunded without interest.

The Company may seek to place Shortfall New Shares which are not applied for by Shareholders under the offer at its discretion. Such Shortfall New Shares must be issued within 3 months of the Closing Date.

2.10 Terms of the New Shares

The terms of the New Shares are set out in section 8.1. The New Shares will rank equally with the existing fully paid Shares of the Company. The rights and liabilities attaching to the New Shares are summarised in section 8.2.

2.11 Minimum subscription

The offer made pursuant to this Prospectus is subject to a minimum subscription condition under section 723(2) of the *Corporations Act 2001 (Cth)*. The minimum subscription is the amount of $4.5 million. The minimum subscription will fund the operations of the Company for the next 3 months allowing the business plan to be implemented. Specifically, this is:

a) Virotarg licence fee - first and second instalments	$3.0 million
b) R&D of the virotherapy research program	$0.7 million
c) Sorafin funding for the period	$0.1 million
d) Employment of additional staff for the period	$0.1 million
e) Other working capital for the period and costs of raising	$0.6 million
TOTAL minimum:	**$4.5 million**

This Offer allows existing shareholders to participate *pro rata* in the next phase of business development by Psiron. Approximately $10.5 million is required by the Company to fund progress until the end of 2005. If however this amount is not reached, the Company has applied a

minimum subscription of $4.5 million. The balance of funds required may be raised subsequently by the issue of Shortfall New Shares as provided for under this Prospectus. In addition, Psiron has access to a range of sources to meet its anticipated expenditure, including existing cash at bank, debt finance and equity funding options available to it as an ASX listed entity. It also has the ability to sell down its equity positions in Analytica Ltd, CBio Limited and IDAL. Psiron also has a $5 million convertible note facility in place with ATIF on which it has not yet drawn funds. (See section 7).

2.12 Recent trading

The Company's share price history over the past 12 months is set out below:

Month	Low	High
September 03	.255	.38
October 03	.205	.27
November 03	.225	.30
December 03	.23	.28
January 04	.23	.26
February 04	.22	.28
March 04	.19	.28
April 04	.215	.27
May 04	.21	.235
June 04	.18	.225
July 04	.20	.27
August 04	.225	.295
September 04	22.5	.27

The signing of the Memorandum of Understanding for ViroTarg project was announced on 22 June 2004 and the signing of the licence agreement (see section 7) was announced 4 August 2004. During the months of June, July and August, Psiron's share price ranged between $0.18 and $0.295. During September the share price ranged between $0.225 and $0.27. The Directors are of the opinion the New Shares are therefore being offered at an appropriate discount to the prevailing share price.

3. IMPORTANT COMPANY DOCUMENTS

This Prospectus is issued by the Company in accordance with section 713 of the *Corporations Act 2001* (Cth).

The Company states that:

(a) As a disclosing entity it is subject to regular reporting and disclosure obligations;

(b) Copies of documents lodged with ASIC in relation to the Company may be obtained from, or inspected at, an ASIC office; and

(c) Any person may request, and the Company will provide free of charge, a copy of each of the following documents during the Offer period of this Prospectus. These will also be available on the Company's website http://www.psiron.com:

  (i) the Company's annual financial report for the year ended 30 June 2004, being the most recent annual financial report lodged with ASIC by the Company; and

  (ii) any continuous disclosure notices given by the Company since the lodgment of the annual financial report referred to in (i) above and before the lodgment of this Prospectus.

The information noted in paragraph (c) may be of interest to investors and their financial advisers.

The Directors rely upon section 713(4) of the *Corporations Act 2001* (Cth) with the inclusion by reference of material referred to above for full disclosure of relevant information to Shareholders for the purposes of section 713 of the *Corporations Act 2001* (Cth).

ASX announcements over the last six months:

Date	PSX Announcements
02/4/2004	Psiron given go ahead to convert debt in Analytica to equity following general meeting of Analytica shareholders
30/4/2004	Commitments test entity- Third quarter report
07/5/2004	Fully underwritten rights issue raising $4.2 million
12/5/2004	Appendix 3Y change of director's interest notice
12/5/2004	Appendix 3B Conversion of unlisted options
10/6/2004	Appendix 3B Grant of options to Sir James Killen
10/6/2004	Injet Digital Aerosols Update
22/6/2004	Psiron signs MOU and moves to a cancer therapy focus
01/7/2004	Injet Digital Aerosols update
13/7/2004	Convertible note facility
13/7/2004	$2.5 million 15% placement to finance anticancer project
27/7/2004	CBio Phase 1 results
30/7/2004	Review of operations for the quarter ending 31 June 04 and Appendix 4C
04/8/2004	Psiron and Virotarg sign world-wide anti-cancer licence agreement
13/8/2004	Appendix 3B Placement and exercise of options
13/8/2004	Appendix 3Y change of directors interest notice
13/8/2004	Amended Appendix 3Y change of directors interest notice x 3
31/8/2004	Appendix 4E and audited annual reports
03/9/2004	Appendix 3Y Change of director's interest notice
05/10/2004	Resignation of Director
05/10/2004	Appendix 3B- exercise of options

4. PURPOSE OF THE OFFER

4.1 What Psiron Plans to Achieve

The major use of funds will be for the virotherapy project (see also Sections 4.2 and 4.4).

Over the next 12 months, the research plan expects to deliver the following results:

(a) successful manufacture of the virus for use in clinical trials

(b) start human trials in melanoma

(c) identification of the most promising virus (lead candidate) for:

- (i) breast cancer;
- (ii) prostate cancer;
- (iii) gastric cancer; and
- (iv) colorectal cancer,

(d) proof of concept in:

- (i) breast cancer;
- (ii) prostate cancer;
- (iii) ovarian cancer (lead candidate already identified); and
- (iv) proof of concept in lymphoid cancer.

4.2 Application of Funds

The Company is seeking to raise up to $10,564,159 under this Offer. The primary purpose of the Offer is to raise capital to:

(a) fund the acquisition of the ViroTarg oncolytic virus technology, consideration for which includes a cash component being $5 million in 3 instalments payable upon achievement of specified milestones,

(b) fund the research and development of the oncolytic virus technology in various cancers until the end of 2005 ($3 million),

(c) to increase in-house resources required for successful commercialisation of the technology, and to

(d) maintain adequate working capital and cover the cost of the issue.

The amount of funds to be applied in each case and the anticipated timeframe is detailed in section 4.4 and 4.5 below.

Until the Company uses the net proceeds of this Offer for the above purposes, the Company intends to invest the funds in secure short-term liquid investments.

4.3 Business Update

Psiron's strategy is to develop its 'virotherapy' for the treatment of a range of cancer types, thereby becoming a cancer therapy company. Over the next two years Psiron plans to realise the value of its investments in Sorafin, IDAL, CBio and Analytica at a time when investment value is maximised.

4.4 Oncolytic Virus technology

The oncolytic viruses being studied are viruses which occur naturally, but target specific and known sites on the outer surface of some cancer cells. Once locating these sites, the viruses proceed to destroy those cancer cells.

Psiron recently signed a licence agreement with ViroTarg Pty Ltd for its intellectual property relating to oncolytic viruses, i.e. viruses which kill cancer cells. (This agreement is summarised in Section 7). ViroTarg Pty Ltd is co-owned by TUNRA, the commercialisation arm of the

University of Newcastle, NSW, Australia, and VitaPeutics Pty Ltd. Over the course of the agreement Psiron has the option to acquire the technology outright following the completion of payment of the consideration to ViroTarg. The consideration is $5 million in cash and 22.5 million shares. While Psiron has the option of completing the payment earlier, the payment schedule is dependent on R&D milestones agreed with the University planned to occur over the next eighteen months to two years.

The research work to date has focused on the oncolytic effectiveness of Coxsackieviruses A21, A18, A15 and A13 and Echovirus type 1, with the work in Coxsackie A21 (CVA21) being the most advanced.

Coxsackie viruses (CVA21, CVA18, CVA15 and CVA13) with oncolytic action

The property of tumour cells which makes them susceptible to destruction by these particular Coxsackieviruses is the presence on the outside of the tumour cell membrane of high levels of two 'biological targets': ICAM-1 (intercellular adhesion molecule 1) and DAF (decay-accelerating factor). ICAM-1 and DAF act as the receptor complex for virus entry into tumour cells. ICAM-1 is not only a valuable virus-specific target but the amount of ICAM-1 present on the cancer cells increases as the cancer becomes more malignant, thus serving as a marker for malignancy. ICAM-1 is not present to any significant extent on normal tissue cells, a phenomenon that confers a high degree of specificity on the oncolytic action of the viruses.

How the technology works

The viruses being studied are Coxsackie and Echoviruses. The research work using Coxsackievirus A21 in melanoma is the most advanced so far. CVA21 is a 'wild type' virus, meaning that it is not genetically modified. As it occurs naturally, infection by CVA21 is often symptomless; when it does produce illness it is associated with a common cold-like illness.

The virus attaches to the outside of the melanoma cell using a unique fit 'lock and key' mechanism. Then the virus is internalised and uses the melanoma cell to act as a factory or 'bioreactor' for production of thousands more virus particles which when released by the dying cancer cell continues the chain reaction process. Other normal tissue and blood cells are not affected by the virus because the matching lock and key mechanism does not apply. Melanoma cells die because of the mechanical disruption caused by massive viral replication and because the infiltration of the virus triggers 'apoptosis' (programmed cell death).

The research plan for the treatment of melanoma will begin with the injection of carefully controlled amounts of live wild type CVA21 into melanoma patients in the expectation that the virus will multiply in and destroy the tumour cells but will not cause any serious side effects in the patients.

Research to date

The research programs to date have established unequivocally that melanomas are very sensitive to destruction by the CVAs. Detailed studies on cell lines derived from a variety of cancers that include breast, prostate, lymphoid, gastrointestinal and ovarian cancer show a correlation between cell receptor expression and sensitivity to viral oncolysis and this is being confirmed by the reduction of tumour growth in experimental animals

In the particular case of melanoma, all cell lines tested to date have been susceptible to the CVA21.

In January 2004, in the journal Clinical Cancer Research (Vol 10: 53-60, January 1, 2004), the Newcastle group under Assoc. Prof Darren Shafren published a study using CVA21 in laboratory bench (*in vitro*) and laboratory animal (*in vivo* xenografts) in melanoma disease models.

The results showed that

(a) human melanoma cells had on high levels of ICAM-1/DAF and were highly susceptible to rapid destruction by CVA21 whereas blood lymphocytes were unaffected,

(b) in live SCID mice the tumour burden was rapidly reduced following a single injection of CVA21 and

(c) in live laboratory mice, tumours which were away from the site of virus injection also showed effects of destruction by the virus. This implies that virus growing in the injected tumour has spread through the blood to infect the distant tumour.

These studies encourage the prospect that the CVA21 may have a future role in the treatment of melanoma in humans and particularly exciting is the prospect that spread of microscopic disease could be minimised through the targeting action of the virus via the blood stream.

Proposed research program

The ongoing research program will continue investigation of the Coxsackie and Echovirus-1 viral agents in the treatment of different cancers. It is expected that viruses which prove effective in the laboratory and animal experiments will move into clinical trials quickly. In the case of the work in melanoma, trials are planned to commence in 2005.

The research plan provides for investigation in a range of cancers with the following milestones applicable for each cancer being studied. Small tranches of shares (up to 22.5 million in total) will be awarded on the successful completion of the following for each cancer type:

- lead candidate identification
- proof of concept
- approval for conduct of clinical trial
- enrolment of first patient into the clinical trial.

Market

Direct medical expenditure on cancer in 2003 was estimated to be about US$64.2 billion in the US alone, and total indirect costs were estimated in 2003 at US$125 billion (Cancer Facts and Figures 2004, American Cancer Society, http://www.cancer.org).

Despite this high expenditure, there is a large unmet need for

- safe and effective therapy
- achieving a good quality of life (QOL) after therapy.

The viral-based cancer treatments under development by Psiron will be directed at meeting this worldwide need. Optimised effectiveness, a good safety profile and maintenance of high QOL are the objectives of development in each cancer type.

The research and development is expected to lead quite quickly to a range of products for various cancer types because the regulatory path for demonstrated effective and safe products in cancer treatment is generally shorter than for other medicines due to the serious nature of the disease.

Manufacture of batches of virus for use in the melanoma clinical trial program is currently underway. This will require toxicology testing before use in humans.

Key researchers

The key researchers for virotherapy program have been identified and will receive incentives via Psiron options which will be granted on execution of the agreement.

Intellectual Property

There are four patent families relating to the virotherapy project. The first patent "A method for treating a malignancy in a subject and a pharmaceutical composition for use in same" has been granted in Australia and New Zealand. Another has been filed as a PCT application and the remaining two groups have been filed as provisional patents.

4.5 Use of funds

The use of funds will be divided primarily between acquisition of the Virotarg technology and funding its continued development at the University of Newcastle. Approximately $10.5 million is being raised to cover expenditure over the period to December 2005.

Specifically this includes:

- Payment to ViroTarg for the licence to the technology $5.0 million

- ($1 million following the Company's Annual General Meeting in November 2004, $2 million within four months of the Annual General Meeting, and $2 million on successful manufacture of virus for clinical trial)

▪ R&D of virotherapy research program	$3.0 million
▪ Exercise of 600,000 $1 CBio options (expire Feb 2005)	$0.6 million
▪ Finalisation of Sorafin trial	$0.2 million
▪ Employment of additional staff and resources	$0.4 million
▪ Relocation of company premises	$0.1 million
▪ Other working capital and costs of the raising	$1.2 million
Total:	**$10.5 million**

Psiron has access to a range of sources to meet its anticipated expenditure, including existing cash at bank, debt finance and equity funding options available to it as an ASX listed entity. Psiron also has a $5 million convertible note facility in place with ATIF on which it has not yet drawn funds. However this rights issue allows existing shareholders to participate *pro rata* in the next phase of business development by Psiron. Approximately $10.5 million is required by the Company to fund progress until the end of 2005. If however this amount is not reached, the Company has applied a minimum subscription of $4.5 million, with the balance of funds to be raised subsequently. The minimum subscription will fund the operations of the Company for the next 3 months allowing the business plan to be implemented.

Specifically, this is:

▪ Virotarg licence fee first and second instalments:	$3.0 million
▪ R&D of the virotherapy research program:	$0.7 million
▪ Sorafin funding for the period:	$0.1 million
▪ Employment of additional staff for the period:	$0.1 million
▪ Other working capital for the period and costs of raising:	$0.6 million
TOTAL minimum:	**$4.5 million**

The Company has the ability to source the balance required to fund the business plan until the end of December 2005 through a number of means. These include:

- the placement of the shortfall within three months of its close by directors under this prospectus
- the exercise of CBio options and subsequent sale of CBio shares (to raise up to $1.2 million)
- the sale of shares in Analytica Ltd (up to $2.7 million)
- ATIF convertible note facility (up to $5 million) (for details see Section 7.5)

5. EFFECT OF THE ISSUE ON THE COMPANY

5.1 Effect of Issue on the Company

The principal effects of the Issue will be:

(a) Cash reserves will initially increase by up to $10,564,159 (before expenses of the Issue) to enable the Company to pursue its objectives (see section 4.1).

(b) The number of Shares on issue will increase from 105,641,597 by up to 52,820,798 to 158,462,395

The above assumes none of the Options which are currently on issue are exercised prior to the Record Date.

Options currently on Issue

There are currently 5,736,666 Options on issue. All of these are eligible for exercise prior to the Record Date to subscribe for that number of Shares in the Company at the strike prices ranging from $0.055c to $1.50.00 per Share. Details of these Options are:

Number of Options	*Expiry Date*	*Exercise Price ($)*
250,000	27 November 2005	.3952
500,000	27 November 2005	.9952
500,000	27 November 2005	1.4952
1,116,666	31 December 2005	.12
500,000	6 December 2006	.0552
500,000	6 December 2006	0.1152
1,000,000	6 December 2006	0.1752
200,000	4 October 2007	0.20
150,000	30 August 2009	0.245
1,000,000	21 October 2009	0.435
20,000	18 April 2011	0.345
5,736,666		

If all eligible Options able to be exercised at the Record Date were exercised then the Company would receive $2,257,050 in cash for subscription monies, and the total number of Shares on issue prior to the Issue would increase to 111,378,263.

Capital Structure Post-ViroTarg

Under the licence agreement, up to 22.5 million shares will be issued to ViroTarg (or its nominee) for the virotherapy technology.

The following tables show the effect of the allocation of 22.5 million shares under the scenario of the minimum subscription and full subscription monies being obtained under the Offer.

Shares	No. of Additional Psiron Shares to be issued	Total Shares Post-Rights Issue	Additional Maximum Shares to be issued under ViroTarg licence agreement (ie 22.5 million[+])	Total Shares on Issue
On issue as at 5/10/04		105,641,597		
Minimum subscription ($4.5m)	22,500,000	128,141,597	22,500,000	150,641,597
Maximum subscription	52,820,798	158,462,395	22,500,000	180,962,395

Options	No. of Additional Psiron Options to be issued	Total Options Post-Rights Issue	Additional Options to be issued under ViroTarg licence agreement and after the Annual General Meeting (ie 10.5million)	Total Shares on Issue
On issue as at 5/10/04		5,736,666		
Minimum subscription ($4.5 million)	0	5,736,666	10,500,000	16,236,666
Maximum subscription	0	5,736,666	10,500,000	16,236,666

[+]5 million of the 22.5 to be allocated following the Company's AGM in November 2004

6. RISK FACTORS

6.1 Factors Influencing Success and Risk

Investors should be aware that investment in the New Shares does carry particular risks. The Company is subject to all the usual risks associated with emerging companies involved in developing new technologies. Actual events and results could differ significantly from those anticipated in this Prospectus.

The Board of Directors is responsible for ensuring that appropriate strategies, policies and procedures are in place to identify and monitor the risks faced by the Company, and that such risks are managed within a level determined by the Board to be prudent. The risks can be categorized as general market risks (matters which relate to business in general), investment risks (matters which related to operating on the ASX) and specific risks (those which relate directly to the Company's business). Other significant issues of which investors should be aware have been identified throughout the prospectus. Potential investors should read the Prospectus in full before an investment decision is made.

In addition, the Directors consider that the following summary, which is not exhaustive, represents major risk factors of which potential investors need to be aware.

6.2 General Market Risks

Actual Events

Actual events and circumstances may differ from those anticipated in this Prospectus so that the Company needs to adapt its operations accordingly.

General economic conditions

Any prolonged economic slowdown of global economies may impact on the ability of the Company to raise further capital and government decisions concerning the biotechnology and medical technology industry and products arising there from may impact adversely on the Company's ability to sell its products.

Exchange rate fluctuations

Psiron may be exposed to a number of different countries and its costs and future revenue may therefore be subject to adverse currency fluctuations.

Technology

Any inability to respond to technological changes in a timely manner may have an adverse impact on the potential revenues and earnings of Psiron. The effectiveness of the Company's technology may also present a risk. Psiron's technology may face obstacles and difficulties unknown to Psiron today. Psiron may incur additional cost or fail to overcome the difficulties posed in manufacturing and further developing the technology.

Legal action

Whilst Psiron is not aware of any existing legal claims against it, or grounds for the making of a claim, there is the possibility legal action may be taken against the Company directly or involving the Company by virtue of its connection with other parties with which it has contractual or collaborative relationships. In particular, litigation might arise in relation to the intellectual property and product liability issues, as set out in Section 6.4.

6.3 INVESTMENT RISKS

Stockmarket Volatility

A number of factors affect the performance of stockmarket investments which could also affect the price at which Shares trade on the ASX and the value of Options. Among other things, the stockmarket may be affected by movements on international stockmarkets, local interest rates and

currency exchange rates, domestic and international economic and political conditions, as well as government taxation and other policy changes. Accordingly there can be no assurance on how the New Shares will be valued or the level of interest in the New Shares amongst the investor market. There are general risks associated with any investment in the stock market. The value of the Company's shares listed on the ASX may rise or fall depending on a range of factors beyond the control of the Company. Similarly, the level of dividends paid on Shares can go down as well as up. Shares should generally not be considered as short-term investments.

Tax

There may be tax implications arising from the application for New Shares, the receipt of dividends (both franked and unfranked) from the Company, participation in any on-market share buy-back and the disposal of Shares or New Shares.

Illiquid market

Shares cannot be traded in an illiquid market. The status of the Company as a listed public company does not mean that there will always be a market for trading in its Shares. As a result, potential investors may have only a limited opportunity to sell their Shares in the Company and may therefore have to bear the economic risk of holding the present investment in the Shares, New Shares for an indefinite period of time.

Generally speaking, Directors of a public company have no discretion to refuse to register a transfer of the Company's shares. That, however, is essentially a formality. The ability to sell (or buy) shares in the Company, after the close of this Offer will depend upon the Company's progress and financial performance, the number and spread of Shareholders, and the range of other factors associated with all of the risks highlighted in this Prospectus.

Because it is unlikely that the Company will soon pay dividends, Shareholders will only be able to benefit from holding Psiron Shares if the share price appreciates and a market continues to exist for the Shares.

6.4 SPECIFIC RISKS

The details contained in this prospectus concerning the application of funds are based on estimates and assumptions about certain events and circumstances that have not yet taken place, and are subject to variation and possible non-fulfilment. The Company is involved in technology research and development. There can be no assurances as to the accuracy of forecast expenditure for the application of funds under this prospectus. The Company will retain broad discretion over the use of proceeds from this offering. An investor may not agree with how Psiron spends the proceeds, and Psiron's use of the proceeds may not yield a significant return or any return at all.

Uncertainty of Research: Project Risks

The success of the Company is dependent on the quality of the research it has under development and its acceptance in the market. There are risks related to the successful research and development of any technology and ensuing commercialisation. Product development involves lengthy processes and is subject to evaluations by external groups such as the Australian Therapeutic Goods Administration (TGA) and the United States Food and Drug Administration ('FDA').

Additionally new products must also find acceptance in a competitive market place. Market acceptance will depend on many factors, including convincing potential customers and alliance partners that the Company's product is a more attractive alternative to other products and the ability to manufacture its products in sufficient quantities with acceptable quality at an acceptable cost. Because of these and other factors the Company's products may not gain market acceptance, and will mean that it is unlikely that the Company will become profitable.

As Psiron grows, the Company must continue to implement and improve operating and financial systems and controls necessary to ensure effective management of future growth. Psiron must continue to expand, train, retain and manage its employee and subcontractor base. No assurance can be given of the ability to manage future growth.

In order to continue the Company's research and development of its projects and investments, the Company may from time to time enter into new business initiatives with individuals and

corporations. Such arrangements will expose the Company to risks commonly associated with such ventures including amongst others assimilation of the new operations and personnel into the Company. There can be no assurance that any potential venture will not have a material adverse effect in the Company's business, financial conditions and operations.

Operational Risks

Psiron is reliant on key personnel and the loss of such personnel may have a material effect on Psiron's performance. Psiron recognises the important contribution made by key employees and provides attractive employment conditions to assist in retaining their services and in securing the services of additional employees, as required.

Psiron has in place sound financial systems and controls to ensure continued effective management of the Company's future growth. These systems and controls have been developed in accordance with accepted business practice to best manage the risks associated with the financial management of a business entity.

The Company's research operations depend on the provision of services by the University of Newcastle (virotherapy project) and by the Clinical Trial Centre (St Vincents Hospital) for the Sorafin project. Reliance on third parties generally, and a sole or a limited group of service suppliers in particular, involves risks, including reduced control over quality, costing, and delays.

Competition

The biotechnology and medical technology industries are characterised by rapid and continuous technological innovation. Psiron faces high competition in the oncology and dermatology therapeutic areas future as companies enter the market and advances in research and new technologies become available. Psiron's technology, services and expertise may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by it or one or more of Psiron's competitors.

Psiron's success will depend on strategic partnering and the extent to which these partners are interested in pursuing licensing and further development of Psiron's research outputs. The number of the Company's potential strategic partners is as the current trend towards consolidation continues. Accordingly, Psiron expects that a increasingly small number of partners will account for a substantial portion of the Company's licensing and partnering opportunities with third parties.

Intellectual Property

The intellectual property rights on which Psiron relies to protect the technology underlying the research and future products may not be adequate, which could enable third parties to use the Company's technology or very similar technology and thereby reduce the Company's ability to compete in the market.

The Company's success will depend on its ability to obtain, protect and enforce patents on its technology and to protect its trade secrets. Any patents Psiron owns or licenses may not afford meaningful protection for its technology and the products.

Others may challenge the Company's patents or the patents of the Company's licensors and, as a result, these patents could be narrowed, invalidated or rendered unenforceable. In addition, current and future patent applications on which Psiron depends may not result in the issuance of patents in Australia, the US or foreign countries.

Competitors may develop products similar to ours, which are not covered by the Company's patents. Further, if there is a substantial backlog of patent applications at any Patent and Trademark Office, the approval or rejection of the Company's, or, the Company's competitors' patent applications may take several years.

In addition to patent protection, Psiron also relies on copyright protection, trade secrets, know-how, continuing technological innovation and licensing opportunities. In an effort to maintain the confidentiality and ownership of Psiron's trade secrets and proprietary information, Psiron requires its employees, consultants and advisors to execute confidentiality and proprietary information agreements. However, these agreements may not provide adequate protection against

improper use or disclosure of confidential information and there may not be adequate remedies in the event of unauthorised use or disclosure.

Furthermore, the Company may from time to time hire scientific personnel formerly employed by other companies involved in one or more areas similar to the activities conducted by us. In some situations, Psiron's confidentiality and proprietary information agreements may conflict with, or be subject to, the rights of third parties with whom employees, consultants or advisors have prior employment or consulting relationships. Although Psiron requires employees and consultants to maintain the confidentiality of all confidential information of previous employers, the Company or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of their prior affiliations.

Others may independently develop substantially equivalent proprietary information and techniques, or otherwise gain access to Company trade secrets. The inability to protect Company proprietary information and techniques may inhibit or limit the Company's ability to achieve or maintain a competitive position in the market.

High technology companies have a history of patent litigation and will be likely to continue to have patent lawsuits. In order to protect or enforce the Company's patent rights, the Company may have to initiate legal proceedings against third parties. In addition, others may sue the Company for infringing their intellectual property rights or the Company may find it necessary to initiate a lawsuit seeking a declaration from a court that the Company does not infringe the proprietary rights of others.

The patent positions of companies in high technology industries can be uncertain and involve complex legal and factual questions.

Legal proceedings relating to intellectual property could be expensive, take significant time and divert management's attention from other business concerns, no matter whether Psiron wins or loses. The cost of such litigation could affect the Company's financial position.

Further, if Psiron does not succeed in an infringement lawsuit brought against the Company, in addition to any damages the Company might have to pay, it could be required to stop the infringing activity or obtain a licence. Any required licence may not be available to Psiron on acceptable terms, or at all. In addition, some licences may be non-exclusive, and therefore, the Company's competitors may have access to the same technology licensed to us. If Psiron is unable to obtain a required licence or are unable to design around a patent, Company outcomes could be affected.

The Directors of the Company are not presently aware of any fact, matter or circumstance by which any party may claim or be entitled to object to or challenge any of the Company's patents, trade marks or intellectual property. These circumstances, however, do not reduce the importance of the foregoing considerations for investors.

Regulation and legal issues

The Company's business is subject to a number of regulatory requirements, in addition to general competition law, which have a significant influence in the business, operations and competitive environment. Changes in the laws, regulations and government policy, including but not limited to those affecting support for biotechnology and medical technology research and development and operations, may affect the Company and the attractiveness of an investment in the Company. At the present time the Company is not aware of any such regulatory or legal issues in any of the jurisdictions in which the Company operates.

Virotherapy technology

The recently licensed oncolytic virus technology is still in development. Success will depend on the Company's ability to develop the technology effectively, ensure it is approved by regulatory authorities throughout the world and, ultimately, ensure it is commercially successful. Although the Company believes that its oncolytic virus technology can be successfully developed and commercialised, no assurances to this effect can be given.

Sorafin technology

The Sorafin technology is still in development. Success will depend on Psiron's ability to develop the technology effectively, and find a suitable licensing or co-development partner for finalisation of development and commercialisation. Although the Company believes that its Sorafin technology can be successfully developed and commercialised, no assurances to this effect can be given.

Product Liability

Product liability insurance is in place for the use of Sorafin in clinical trials. However, no assurance can be given that such insurance will be adequate in all cases, or that claims will not otherwise arise.

Reliance on key contracts

Psiron has a number of key contracts in place and there is a risk that a negative result from one contract will have a significant negative effect on Psiron's financial performance. A summary of material contracts is contained in Section 7 below.

Funding requirements

Psiron expects to continue to incur operating and net losses and negative cash flow from Company operations. They may increase for the foreseeable future, due primarily to increases in expenses for research and product development, should the research prove successful. The time required for us to reach or sustain profitability is highly uncertain and Psiron may not be able to achieve or maintain profitability. Moreover, if Psiron does achieve profitability, the level of any profitability cannot be predicted and may vary significantly.

The Company may need additional funds in the future to continue to develop and fund its business. However, to the extent that its capital resources are insufficient to meet future capital requirements, it may have to raise additional funds to continue the development of its technology. The Company may not be able to raise funds on favourable terms, or at all. However, Psiron has in place with ATIF a $5 million convertible note facility. The current operating plan could change as a result of many factors, and it could require additional funding sooner than anticipated. The Company's requirements for additional capital may be substantial and will depend on many factors, some of which are beyond its control, including:

a) slower progress in research than anticipated;
b) additional research required to be undertaken;
c) competing technological and market developments;
d) the cost of protection of patent and other intellectual property rights; and
e) progress with commercialisation.

Technology development is inherently high risk and the above risks are not exhaustive. Other risks may become evident with further development of the technology and commercial relationships. The Company can give no assurance that all the Company's objectives can be satisfactorily achieved.

7. MATERIAL CONTRACTS

7.1 Product disclosure

The Board considers that certain agreements relating to Psiron are significant to the Offer, the operations of Psiron or may be relevant to investors. Psiron is subject to continuous disclosure obligations and has previously made announcements as outlined in Section 3. To assist shareholders' understanding of the rights and obligations of Psiron under these agreements, however, a summary of the important details of each agreement is set out below.

7.2 Virotherapy contract

In August 2004, Psiron signed a licence with Virotarg Pty Ltd, the University of Newcastle Research Associates Limited, Associate Professor Darren Shafren and SciCapital Pty Limited to research, develop and commercialise intellectual property relating to oncolytic viruses for the treatment of malignancies. The research is to be conducted at the University of Newcastle by Assoc. Prof. Darren Shafren. In addition, Psiron pays for the research budget for the project as described in the section 'Use of Funds'. While Psiron has the option of completing the payments earlier, the payment schedule is based on the University meeting R&D milestones which form part of the contract and which are scheduled to occur over the next two to three years. In practical terms, the contract will extend for such time as Psiron continues to fund the research, acquire the technology pursuant to its rights under the agreement, or relinquish the licence. In summary:

- Psiron is granted a non-exclusive licence to exploit the technology following satisfactory completion or waiving of conditions precedent. The conditions include ASX approval, Psiron shareholder approval, raising of adequate funds for the project, no material adverse change, acceptance by the key researchers of an option incentive package (described below), consent by University of Newcastle to use of the research facility, availability of key researchers, the termination of licence reversion rights and the assignment of all patents to ViroTarg.
- The four key researchers will be granted 4.5 million options in total on completion of the conditions precedent
- Psiron is granted exclusivity following the completion of payment of the total consideration of $5 million and issue of 22.5 million Psiron shares and thereafter may call for assignment of the Technology at any time. Payments and issue of tranches of shares are scheduled to occur over the project plan which has a two to three year schedule. Psiron has the ability to complete payment of the $5 million and issue of the 22.5 million shares earlier than scheduled in order to acquire exclusivity.
- Psiron will pay for and prosecute the patents relating to the technology.
- Psiron will be the absolute owner of all new intellectual property created or arising in the course of the Project ('Project IP') and will be entitled to be recorded as the owner in respect of all registered rights in respect of Project IP.
- A representative of Psiron and ViroTarg will form the Project Management committee to monitor progress of the research and budget. This Committee will deal with disputes in the first instance. If not resolved, the assistance of technical experts can be sought, or senior executives of the parties and failing that, the Australian Commercial Disputes Centre Limited may be used for resolution.
- Psiron will pay a 3% royalty to Virotarg on receipt of payments from third parties from licence of the technology.
- Psiron has no obligation to exploit the technology if it deems it uncommercial to do so.

- Until the payment to Virotarg of the full consideration, Psiron may cease funding within a stream of the project if there is technical failure, if the research team becomes unavailable or at its discretion with subsequent loss of rights to the relevant aspects of the Technology, and certain residual payment obligations to allow projects to be wound up. This does not apply on completion of the full payment. For each of the cancer types being studied i.e. melanoma, breast, prostate, gastrointestinal, ovarian and lymphoid, the milestones are: identification of lead virus, proof of concept, CTN/CTX approval and first patient into study. Aside from termination events listed above, either party may terminate on unremedied non-performance or insolvency.

7.3 St Vincents Clinical Trial Agreement and Skin & Cancer Foundation Clinical Trial Agreement

Psiron signed commercial agreements with St Vincents Clinical Trial Centre and the Skin and Cancer Foundation, Darlinghurst for the conduct of the Sorafin clinical trial in atopic dermatitis. Whereas Psiron is the sponsor of the clinical trial, these groups provide the medical input and patient supervision throughout the study for its entire duration. On completion they will finalise the study report for publication. This will be used by Psiron to add to the data already available on the Sorafin technology to allow commercialisation.

7.4 Canon Inc. and IDAL contract

Psiron together with the Australian Technology Innovation Fund Limited, jointly and severally, have to guarantee the performance of the obligations of InJet Digital Aerosols Limited (IDAL) in the licence agreement between Canon Inc and IDAL. The agreement provides for royalties to be payable to IDAL on commercialisation by Canon. The guarantee includes, without limitation, the grant of the exclusive licence of the patents to Canon and the refund of the initial upfront fee of US$1 million to Canon in case of a material breach of the licence agreement by IDAL.

7.5 Convertible Note Facility with Australian Technology Innovation Fund

Psiron signed a convertible notes agreement with Hong Kong based company, Australian Biofund Investments Limited, Registration Number 805770 ('ABIL') in October 2002. At that stage, the facility was to provide a source of funds, if necessary, to assist Psiron in meeting its payment obligations pursuant to a different convertible notes agreement in place at the time. The agreement with ABIL was also intended to enable Psiron to progress its business further. The obligations to Quadrant have been satisfied, however the Board believes it prudent to maintain this facility as a readily accessible source of funds to meet other commitments if necessary, or to exploit commercial opportunities which might arise.

The facility effectively allows for up to $5,000,000 in funds but has not yet been drawn upon by Psiron. It will complement other sources of debt and equity funding available to Psiron.

As announced on 13 July 2004, pursuant to a Deed of Novation, Australian Technology Innovation Fund ACN 098 694 690 ('**ATIF**') acquired the rights and obligations of ABIL under the agreement.

Under the terms of the agreement Psiron may issue a notice to ATIF to subscribe for convertible notes. The total number of notes Psiron may give notice to subscribe for is up to 50 notes with a face value of $100,000. The notes can be converted, in lots of at least 5 (unless Psiron agrees otherwise), into shares in Psiron, at the option of ATIF at a specified future date until approximately October 2005. Psiron has the option to extend this date by way of the renewal option clause which would require ATIF to enter into a further agreement with Psiron on identical terms, save for the renewal option clause.

The aspects of the agreement material to the offer are as follows:

(a) Psiron must pay interest to ATIF in respect of each note issued to ATIF:

  - The interest accrues daily from the date of issue and until the third anniversary of the date of issue, or until the note has been repaid in full or converted to a share, whichever is earlier;

- The interest must be paid on the date of issue of the note and on each anniversary of the date of issue date of the note; and
- The amount of interest payable is equivalent to the average prevailing bank bill rate plus 2%;

(b) Psiron must pay an annual maintenance fee to ATIF in respect of each note issued to ATIF:

- The maintenance fee must be paid on the date that Psiron first issues any note to ATIF and on each anniversary of that date; and
- The maintenance fee payable is a cash amount equivalent to 2% any undrawn amount on the facility as at the date that the maintenance fee is payable;

(c) Upon conversion of any note, Psiron must repay to ATIF $100,000 for each note being converted at which point ATIF must pay an exercise price of $100,000 to Psiron in respect of that note, however the amounts can be set-off. The amount of shares to be allotted to ATIF in respect of the conversion of a note is calculated by dividing $100,000 by the 'conversion price'. The 'conversion price' is effectively defined as 80% of the closing price of Psiron's shares on the ASX on the day prior to the date that the notice is given by Psiron to ATIF to subscribe for the shares although the lowest possible conversion price is $0.06;

(d) The maximum number of shares to be issued as a result of the agreement is 100 million, or 200 million if the renewal option is exercised. Once this threshold is reached, ATIF cannot convert any further notes and Psiron must pay any outstanding interest and maintenance fees in cash to ATIF;

(e) The maximum aggregate issue price of the shares as a result of the agreement cannot exceed $2 million in any 12 month period. Once this threshold is reached, Psiron must pay any outstanding interest or maintenance fees in cash to ATIF;

(f) The maximum face value of the notes is $5 million;

(g) Psiron agrees to obtain ATIF's prior written consent before entering into any arrangement to reconstruct Psiron's capital and to give ATIF a first right of refusal to underwrite any proposed issue of shares in Psiron or any of its subsidiaries;

(h) Psiron agrees to notify ATIF of certain events including a change in shareholding of Psiron that results in a person holding more than 16% of the shares, in which case ATIF would be released from its obligation under the agreement to subscribe for notes;

(i) Any duty payable on issuance of the notes is payable by Psiron;

(j) Psiron must redeem any unpaid or unconverted notes within 3 years of their issue at the face value of $100,000 per note; and

(k) From the time that ATIF gives a notice of conversion of notes to Psiron and up until the date that the notes are converted, ATIF is deemed for the purpose of a bonus share issue, to hold the number of shares that are to be converted pursuant to the notice.

8. ADDITIONAL INFORMATION

8.1 Terms of the New Shares

The terms and conditions of issue of the New Shares are as follows:

(a) The subscription price is $0.20 each;

(b) The New Shares may be subscribed for at any time before 5.00pm on the Closing Date;

(c) New Shares issued pursuant to this Offer will rank pari passu with existing Shares in all respects.

8.2 Rights and Liabilities Attaching to New Shares

The following is a broad summary (though not necessarily an exhaustive or definitive statement) of the rights and liabilities attaching to all Shares including New Shares, which will be issued pursuant to this Issue. Full details are contained in the Constitution of the Company and the Corporations Act 2001 (Cth).

Voting at a General Meeting

Subject to any shares which may in the future be issued with special or preferential rights, every Shareholder present in person at a general meeting of the Company or by proxy, representative or attorney has one vote on a show of hands and, on a poll, one vote for each fully paid Share held. On a poll, partly paid Shares confer a fraction of a vote in proportion to the amount paid up on the Share.

Meetings of Members

Each Shareholder is entitled to receive notice of, attend and vote at meetings of the Company and to receive all notices, accounts and other documents required to be sent to Shareholders under the Constitution, the Corporations Act 2001 (Cth) and the ASX Listing Rules.

Dividends

The Directors may from time to time determine dividends to be distributed to Shareholders according to their rights and interests. The Directors may fix the time for distribution and the methods of distribution. Dividends are payable on all Shares in proportion to the amount paid up of the total issue price paid for the Shares. This is subject to any special or preferential rights attached to any class of shares created after the allotment of the Shares.

Transfer of Shares

Shares in the Company may be transferred by a proper transfer effected in accordance with the ASTC Settlement Rules, by any other method of transferring or dealing in Shares introduced by ASX and as otherwise permitted by the Corporations Act 2001 (Cth) or by a written instrument of transfer in any usual form or in any other form approved by the Directors that is otherwise permitted by the Corporations Act 2001 (Cth) or the ASX Listing Rules.

The Directors may decline to register a transfer of Shares (other than a proper transfer in accordance with ASTC Settlement Rules) where the Company has a lien, the transfer is not in registrable form or where permitted to do so under ASX Listing Rules or the Corporations Act 2001 (Cth). If the Directors decline to register a transfer, the Company must, within the time prescribed by the ASX Listing Rules after the transfer is lodged with the Company, give the party lodging the transfer written notice of the refusal and the reason for refusal. The Directors must decline to register a transfer of Shares where registration of the transfer would result in a breach of the law or ASX Listing Rules.

Issue of Further Shares

The Directors may allot, issue, grant options in respect of, or otherwise dispose of, further Shares on such terms and conditions as they see fit. However, the Directors must act in accordance with

the restrictions imposed by the Constitution, ASX Listing Rules, the Corporations Act 2001 (Cth) and any rights for the time being attached to the shares in any special class of those shares.

Winding Up

If the Company is wound up, the liquidator may divide the whole or part of the property of the Company among the Shareholders and may determine that division as between the Shareholders (or classes of Shareholders) in accordance with their rights and interests in the Company.

Share Buy Backs

Subject to the provisions of the Corporations Act 2001 (Cth) and ASX Listing Rules, the Company may reduce or alter its capital including buying back Shares in itself.

Small Holdings

Subject to the ASX Listing Rules, the Company may sell the Shares of a Shareholder who holds less than a marketable parcel of Shares.

Directors

The minimum number of Directors is three.

Variation of Class Rights

Unless otherwise provided by the Constitution or by the terms of issue of a class of shares, the rights attaching to any class of shares may be varied or abrogated with the consent in writing of the holders of three-quarters of the issued shares included in that class or with the sanction of a special resolution passed at a separate meeting of the holders of those shares.

Dividend Reinvestment Plan and Bonus Share Plan

The Constitution of the Company authorises the Directors to establish and maintain dividend reinvestment plans (whereby any Shareholder may elect that dividends payable by the Company be reinvested by way of subscription for Shares in the Company) and bonus share plans (whereby any Shareholder may elect to forego any dividends that may be payable on all or some of the Shares held by that Shareholder and to receive an issue of fully paid Shares). To date the Directors have not resolved to establish such plans.

Alteration of Constitution

The Constitution can only be amended by special resolution passed by at least three-quarters of Shareholders present and voting at a general meeting of the Company. The Company must give at least 28 days written notice of its intention to propose a resolution as a special resolution.

A copy of the Constitution of the Company is available for inspection, free of charge, at the registered office of the Company.

8.3 Dividend Policy

The Company does not anticipate paying dividends for the forthcoming financial year.

8.4 Interests of Directors

Other than as set out below or elsewhere in this Prospectus, no Director:

(a) has or had at any time in the last 2 years an interest in the formation or promotion of the Company, or in any property acquired or proposed to be acquired by the Company in connection with the Offer or the formation or promotion of the Company, or the Offer; or

(b) has been paid or agreed to be paid an amount, or has been given or agreed to be given any other benefit, either to induce him to become, or to qualify him as a Director, or otherwise for services provided by him in connection with the formation or promotion of the Company or the Offer.

Interests in Securities

The Directors (and their associates) have the following relevant interests in securities of the Company as at the date of this Prospectus:

	SHARES		OPTIONS	
Directors	**Direct**	**Indirect**	**Direct**	**Indirect**
S Jones (Chairman)	416,667	-	1,083,333[◊]	-
J Nutting (Director and CEO)	-	-	-	-
B Dulhunty (Finance Director)	-	500,000	-	1,000,000
Dr W Hanisch (Non-Executive Director)	-		-	-

[◊] The 1,083,333 options held by Stephen Jones have been disclosed in Psiron's Annual Report to 30 June 2004 as having a value of $270,000.

Remuneration – Directors

The remuneration of the Directors is determined in accordance with the Constitution of the Company.

Details of the nature and amount of each element of the remuneration for each Psiron director for the financial year ending 30 June 2004 are as follows:

Directors	Directors' Fees	Super-annuation	Salary	Consultants Fees	Total
S Jones	50,000	4,500	-	3,000	57,500
W Hanisch	35,000	3,150	-	-	38,150
J Nutting	14,583	14,438	145,833	50,670	225,524
B Dulhunty	35,000	3,150	-	-	38,150

Directorships – related parties

Mr Stephen Jones and Dr Wolf Hanisch are directors of Analytica Ltd and Australian Technology Innovation Fund Ltd.

Mr Bryan Dulhunty is a director of Analytica Ltd.

Mr Dulhunty is a director of CoSA Pty Ltd, which was paid consulting fees of $54,085 by Psiron for the financial year ending 30 June 2004. The fees were charged on normal commercial terms for the provision of financial management and company secretarial services.

Interests of Advisers

Other than as set out in this Prospectus, no person named in this Prospectus as performing a function in a professional advisory or other capacity in connection with the preparation or distribution of this Prospectus:

- Has or had at any time in the last 2 years an interest in the formation or promotion of the Company, or in any property acquired or proposed to be acquired by the Company in connection with the Offer or the formation or promotion of the Company, or in the Offer; or
- Has been paid or agreed to be paid an amount or agreed to be given any other benefit, either to induce them to become, or to qualify them as a Director, or otherwise for services rendered by them in connection with the formation or promotion of the Company or the Offer.

8.5 Expenses of the Offer

The expenses of the Offer payable by the Company are estimated as approximately $75,000. These expenses include legal fees, brokerage, printing and other miscellaneous expenses. They will be borne by the Company. Additional expenses may be incurred through placement fees by stockbrokers assisting with placing any Shortfall New Shares. This amount is unknown as is the number of Shortfall New Shares, but will be negotiated on normal commercial terms.

8.6 Application moneys and interest

Moneys received from an Applicant on account of New Shares offered under this Prospectus will, until those New Shares are issued, be held by the Company in a bank account established and maintained by the Company for the purpose of depositing application moneys.

If, after the New Shares are issued, the Company remains liable to repay those moneys under section 723 of the *Corporations Act 2001 (Cth)*, the Company will do so.

To the fullest extent permitted by law, each Applicant agrees that such moneys do not bear interest as against the Company and that any interest earned in respect of the application moneys paid into that account or kept in the separate account belongs to the Company, irrespective of whether or not all or any of the New Shares applied for by that Applicant are issued to that Applicant.

No New Shares will be issued on the basis of this Prospectus after the expiry date of this Prospectus, which is 13 months after the date of this Prospectus.

8.7 Consents to be named

None of the parties referred to below has made any statement that is included in this Prospectus or any statement on which a statement made in this Prospectus is based, other than as specified below. Each of these parties, to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any statements in or omissions from this Prospectus, other than the reference to its name or a statement included in this Prospectus with the consent of that party as specified below:

(a) Psiron Ltd has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named; and

(b) ASX Perpetual Registrars has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named.

8.8 Directors' Responsibility Statement

The Directors state that they have made all reasonable enquiries and have reasonable grounds to believe that any statements by the Directors in this Prospectus are not misleading or deceptive and that in respect of any other statements made in this Prospectus by persons other than Directors, the Directors have made reasonable enquiries and have reasonable grounds to believe that the persons making the statement or statements were competent to make such statements, and that those persons have given their consent to the issue of this Prospectus and have not withdrawn that consent, before lodgement of this Prospectus with ASIC, or to the Directors' knowledge, before any issue of Shares pursuant to this Prospectus.

This Prospectus is prepared on the basis that certain matters may be reasonably expected to be known to investors or their professional advisers.

Each Director has consented to lodgement of this Prospectus with ASIC and has not withdrawn that consent.

This Prospectus is signed for and on behalf of the Directors.

____

Julie A. Nutting

Chief Executive Officer

Dated 6 October 2004

GLOSSARY

AEST	Australian Eastern Standard Time
$	Australian Dollars unless otherwise stated
Analytica Ltd	Analytica Limited ACN 006 464 866
Applicant	A person who, or body corporate which, submits an Application
ASIC	Australian Securities and Investments Commission
ASX	Australian Stock Exchange Limited ACN 008 624 691
ASX Listing Rules	The listing rules of the ASX
ASX Perpetual Registrars	ASX Perpetual Registrars Limited ACN 083 214 537
ATIF or Australian Technology Innovation Fund	Australian Technology Innovation Fund Limited ACN 098 694 690
CBio Limited	CBio Limited ACN 094 730 417
Closing Date	The date on which the Offer closes being or such other earlier or later date as determined by the Company
Company or Psiron	Psiron Ltd ABN 12 010 657 351
Directors	The directors of the Company
Entitlement and Acceptance Form	The entitlement and acceptance form accompanying this Prospectus
GST	Any goods and services tax imposed by any Australian Act which imposes GST
IDAL or Injet	Injet Digital Aerosols Limited ACN 104 014 379
Issue	The allotment and issue of New Shares under the Offer
New Shares	The Shares in the Company offered under this Prospectus
Offer	The offer of New Shares pursuant to this Prospectus
Option	The right of the holder to acquire a Share upon payment of the applicable exercise price
Record Date	14 October 2004
Share	A fully paid ordinary share in the capital of the Company
Shareholders	Holders of Shares in the Company at the Record Date
Subsidiary	Has the meaning given by section 46 of the *Corporations Act* 2001 (Cth)
Shortfall Application Form	The Shortfall Application Form attached to this prospectus, for use by those who are not Shareholders as at the date of this prospectus, but to whom the Company may issue New Shares which are not taken up under the rights issue.
Shortfall Closing Date	The date on which the Offer of Shortfall New Shares to parties other than Shareholders closes, being a date no later than 3 months after the Closing Date.
Shortfall New Shares	New Shares which are not taken up by Shareholders which form the remainder of New Shares which the Directors

	may issue at their discretion.
ViroTarg Pty Ltd	ViroTarg Pty Ltd ACN 097 910 793

PERSONALISED ENTITLEMENT APPLICATION FORM

FOR REGISTRY USE ONLY

FOR BROKERS USE ONLY	
Broker Code	Adviser Code

SHORTFALL APPLICATION FORM
AND GUIDE

Psiron Ltd

ABN 12 010 657 351

Offer of Shortfall New Shares Only

The *Corporations Act* prohibits any person from passing onto another person this Shortfall Application Form unless it is attached to or accompanied by this prospectus.

Only for use by applicants after the Closing Date and before the Shortfall Closing Date

USE BLOCK LETTERS

INSTRUCTIONS ON HOW TO COMPLETE SECTIONS A-H ARE SET OUT ON THE REVERSE OF THIS FORM.

A I / WE APPLY FOR [Securities] [X A $0.20] **B** [A $]

(Minimum 1,000 securities and then in multiples of 500 securities)

Please make sure that the amount of your cheque(s) equals this amount and is made payable to 'Psiron Ltd Share offer A/C'

COMPLETE FULL NAME AND ADDRESS DETAILS

C INSERT CORRECT TITLE (MR/MRS/MISS/MS) GIVEN NAME(S) (IN FULL) SURNAME OR COMPANY NAME

INSERT CORRECT TITLE (MR/MRS/MISS/MS) GIVEN NAME(S) (IN FULL) SURNAME OR COMPANY NAME

D JOINT APPLICATION OR ACCOUNT DESIGNATION EG <SUPER FUND A/C>

E NUMBER/STREET OR PO BOX NO

SUBURB OR TOWN STATE POSTCODE

F CONTACT NUMBER (DAYTIME) **CONTACT NAME**

PIN YOUR CHEQUE(S) HERE

G

DRAWER	BANK	BRANCH	AMOUNT OF CHEQUE	Please make Cheque(s) Payable to Psiron Ltd
			$	
			$	

H I/we declare that this application is complete according to the declaration/appropriate statements on the reverse of this form and agree to be bound by the constitution of Psiron Ltd. Returning the Shortfall Application Form with your cheque for the Application Monies will constitute your offer to subscribe for securities in Psiron Ltd.

NO SIGNATURE REQUIRED

YOU SHOULD READ THE PROSPECTUS CAREFULLY BEFORE COMPLETING THIS SHORTFALL APPLICATION FORM.

This Shortfall Application Form is for use by non-shareholders only. Do not use this form if you are taking up your entitlement under the rights issue.

How to Complete the Shortfall Application Form

Forward your completed application together with the application money to:

By mail:	ASX Perpetual Registrars GPO Box 35 Brisbane Qld 4001 PH:(07) 3228 4219	**By delivery:**	ASX Perpetual Registrars Level 22, 300 Queen Street Brisbane Qld 4000 PH:(07) 3228 4219

Applications must be received by no later than 5.00PM 3 February 2005.

Please complete all relevant sections of the Shortfall Application Form using **BLOCK LETTERS.**

(a) Enter the NUMBER OF SECURITIES you wish to apply for. Applications must be for the minimum of 1,000 securities and thereafter multiples of 500 securities.

(b) Enter the TOTAL AMOUNT of application money payable. To calculate the amount multiply the number of securities applied for by $0.20 per security.

(c) Enter the FULL NAME(S) and TITLE(S) of all legal entities that are to be recorded as the registered holder(s). Refer to the name standards below for guidance on valid registration.

(d) Account designations are optional. In the case of three joint holders, the third name should be written in the account designation.

(e) Enter the POSTAL ADDRESS for all communications from the Company. Only one address can be recorded.

(f) Enter the daytime telephone numbers and contact person the registry can speak to if they have any queries regarding this application.

(g) Complete cheque details as requested. Payments must be made in Australian Currency and cheques must be drawn on an Australian Bank. Cheques or bank drafts must be made payable to "Psiron Ltd Share Offer Account" and crossed "not negotiable".

(h) Before completing the Shortfall Application Form the applicant(s) declare(s) that he or she has read the prospectus to which the application relates. The applicant(s) agree(s) that this application is for securities in Psiron Ltd upon and subject to the terms of the prospectus, agree(s) to take any number of securities equal to or less than the number of securities indicated in box A that may be issued to the applicant(s) pursuant to the prospectus and declare(s) that all details and statements made are complete and accurate. It is not necessary to sign the Shortfall Application Form.

Ready Reckoner

This ready reckoner will help you calculate the money you need to pay at $0.20 per security									
Securities	Amount	Securities	Amount	Securities	Amount	Securities	Amount	Securities	Amount
10,000	$ 2,000	**15,000**	$ 3,000	**20,000**	$ 4,000	**30,000**	$ 6,000	**40,000**	$ 8,000

Correct Forms of Registrable Names

Note that ONLY legal entities are allowed to hold securities. Applications must be in the name(s) of natural persons, companies or other legal entities acceptable to the Company. At least one name given in full and the surname is required for each natural person. The name of the beneficiary or any other non-registrable name may be included by way of an account designation if completed exactly as described in the examples of correct forms or registrable names below.

Type of Investor	Correct Form of Registration	Incorrect Form of Registration
Individual Use given names in full not initials	Mr John Alfred Smith	JA Smith
Company Use the Company's full title not abbreviations	ABC Pty Ltd	ABC P/L or ABC Co
Joint Holdings Use full and complete names	Mr Peter Robert Williams & Ms Louise Susan Williams	Peter Robert & Louise S Williams
Trusts Use the trustee(s) personal name(s)	Mrs Susan Jane Smith <Sue Smith Family A/c>	Sue Smith Family Trust
Deceased Estates Use the executor(s) personal name(s)	Ms Jane Mary Smith & Mr Frank William Smith <Est John Smith A/C>	Estate of late John Smith or John Smith deceased
Minor (a person under the age of 18) Use the name of a responsible adult with an appropriate designation.	Mr John Alfred Smith <Peter Smith A/C>	Master Peter Smith
Partnerships Use the partners personal names	Mr John Robert Smith & Mr Michael John Smith <John Smith and Son A/C>	John Smith and Son
Long Names	Mr Jon William Alexander Robertson-Smith	Mr John WA Robertson-Smith
Clubs/ Unincorporated Bodies/ Business Names Use office bearer(s) personal name(s)	Mr Michael Peter Smith <ABC Tennis Association A/C>	ABC Tennis Association
Superannuation Funds Use the names of the trustee of the fund	Jane Smith Pty Ltd <Super Fund A/C>	Jane Smith Pty Ltd Superannuation Fund

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Psiron Ltd

ABN

12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	200,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Conversion of 12 cents options expiring on 31 December 2005
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Conversion of 12 cents options expiring on 31 December 2005 proceeds to be used for working capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 September 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	105,641,597	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,250,000	Unlisted options various expiry dates
		1,116,666	Unlisted options expiring 31 Dec 2005
		1,170,000	Employee share option plan

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 5 October 2004
(Director/Company secretary)

Print name: Bryan Dulhunty..

== == == == ==

+ See chapter 19 for defined terms.

psiron
innovation in bioscience

ASX Release 5 October 2004

Board Changes: Psiron Ltd and Analytica Ltd

As of today, Ms Julie Nutting, CEO, Psiron Ltd, will step down from the Board of Directors of Analytica Ltd. This will allow her more time to focus on the new world-class cancer project successfully acquired by Psiron in August.

As of today, Mr Ron van der Pluijm, Managing Director of Analytica Ltd, will step down from the Board of Directors of Psiron Ltd. Mr van der Pluijm was previously Managing Director of Psiron when Analytica was acquired under a Deed of Company Arrangement. Following the requotation of Analytica and its acquisition of Brewer Retractable Technologies, Mr van der Pluijm became involved full-time in the growth of the Analytica business.

These Board changes have thus developed as a result of the success of these two businesses in growth through acquisition of new technologies.

Psiron owns 28.4% of Analytica. Stephen Jones, Wolf Hanisch and Bryan Dulhunty will continue to serve on both the Psiron and Analytica Boards.

Appendix 3z for Mr Ron van der Pluijm follows

UNIT 8, 10 ANELLA AVENUE CASTLE HILL 2154 AUSTRALIA
t +61 2 9659 8650 f +61 2 9659 8654 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Psiron Ltd**
ABN	**12 010 657 351**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Ron van der Pluijm
Date of last notice	13 August 2004
Date that director ceased to be director	4 October 2004

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
4,667 ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Shares and options owned by Perfume Only Pty Ltd directly and as trustee. Perfume Only Pty Ltd is an entity controlled by Ron van der Pluijm	Ordinary Shares 550,000 Options 1,000,000

Part 3 – Director's interests in contracts

Detail of contract	Nil.
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

ANALYTICA

ASX Release 5 October 2004

Board Changes: Analytica Ltd and Psiron Ltd

As of today, Ms Julie Nutting, CEO, Psiron Ltd, will step down from the Board of Directors of Analytica Ltd. This will allow her more time to focus on the new world-class cancer project successfully acquired by Psiron in August.

As of today, Mr Ron van der Pluijm, Managing Director of Analytica Ltd, will step down from the Board of Directors of Psiron Ltd. Mr van der Pluijm was previously Managing Director of Psiron when Analytica was acquired under a Deed of Company Arrangement. Following the requotation of Analytica and its acquisition of Brewer Retractable Technologies, Mr van der Pluijm became involved full-time in the growth of the Analytica business.

These Board changes have thus developed as a result of the success of these two businesses in growth through acquisition of new technologies.

Psiron owns 28.4% of Analytica. Stephen Jones, Wolf Hanisch and Bryan Dulhunty will continue to serve on both the Psiron and Analytica Boards.

Appendix 3z for Ms Julie Nutting follows

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Analytica Ltd
ABN	12 006 464 866

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Julie Nutting
Date of last notice	2 July 2004
Date that director ceased to be director	4 October 2004

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
17,143 ordinary shares 3,572 listed options

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
	Nil

Part 3 – Director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

ule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity	**PSIRON LTD**
ABN	**12 010 657 351**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Stephen Jones
Date of last notice	13 August 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct		
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-		
Date of change	1 September 2004		
No. of securities held prior to change		Ord shares	Unlisted Options
	Direct	583,334	916,666
	Indirect	-	-
Class	Ordinary shares		
Number acquired	-		
Number disposed	350,000 ordinary shares.		
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$81,376		
No. of securities held after change		Ord shares	Unlisted Options
	Direct	233,334	916,666

+ See chapter 19 for defined terms.

	Indirect	-	-
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market sale		

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

psiron
innovation in bioscience

ASX Release 31 August 2004

Appendix 4E and Audited Annual Report

Following are the Company's Appendix 4E and Audited Annual Report for the 12 months ended 30 June 2004

All media, investor and analyst enquiries:
Market Connect (Simon Watkin)
Telephone: 61 2 9437 9833

UNIT 8, 10 ANELLA AVENUE CASTLE HILL 2154 AUSTRALIA
t +61 2 9659 8650 f +61 2 9659 8654 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com

Psiron Ltd

ABN 12 010 657 351

Appendix 4E

Preliminary Final Report

Year ended 30 June 2004 (current period)

and the year ended 30 June 2003 (previous corresponding period)

Results for announcement to the market

				$A'000
Revenue from ordinary activities:	Down	11.2%	to	1,153
Profit from ordinary activities after tax attributable to members: (1)	Up	n/a	to	59
Profit for the period attributable to members:	Up	n/a	to	59

	Current period	Previous corresponding Period
Net tangible asset backing per ordinary security	4.7 cents	2.3 cents
Basic earnings/(loss) per share	0.1 cents	(1.9) cents

Dividends: It is not proposed that any dividend will be paid. No dividends were paid in the previous corresponding period.

(1) Before outside minority interest the group recorded a consolidated loss for the year of $3,129,315. The Parent entity's interest in this loss, if its holding in Analytica had not been diluted during the year, would have been a loss of $911,656. However as the parent's interest in Analytica was diluted during the year from 49% to 28% the minority interest's share in accumulated losses increased by $970,182. This accounting transaction had a positive effect on the parent entity's result for the year resulting in a profit to the members after tax of $58,526.

An explanation of the result of the current period is set out in the Directors' Report contained in the attached audited Annual Report.

Full Financial details of the Company are also contained in the attached audited Annual Report.

PSIRON LTD

ABN 12 010 657 351

Annual Report

for the year ended 30 June 2004

TABLE OF CONTENTS

Corporate Directory

Directors

Stephen Jones: Chairman
Julie Nutting: Chief Executive Officer
Bryan Dulhunty: Executive Director
Dr Wolf Hanisch: Non Executive Director
Ronald van der Pluijm: Non Executive Director

Company Secretary

Bryan Dulhunty

Registered and Principal Office

Unit 8,
10 Anella Avenue
Castle Hill NSW 2154

Auditors

Bentleys MRI, Chartered Accountants
Level 26, AMP Place, 10 Eagle Street
Brisbane QLD 4000

Share Registry & Register

ASX Perpetual Registrars Ltd
300 Queen Street
Brisbane QLD 4000
Ph: (07) 3228 4219

Web-site

www.psiron.com

Contact Information

Tel: (02) 9659 8650
Fax: (02) 9659 8654
E-mail: investorrelation@psiron.com

Psiron Ltd
and its controlled entities

CHAIRMAN'S LETTER

Dear Shareholder,

With the recent acquisition of anti-cancer technology by licence from Virotarg Pty Ltd the Board has positioned Psiron as a leading anti-cancer biotech with a worldwide outlook because the patented technology that it has acquired has that reach.

The Board is considering a name change to reflect this exciting business focus and enormously valuable anti-cancer technology.

Concomitant with this acquisition Psiron received the invested benefit in the growth of its investee businesses:

- CBio Limited entering phase II human clinical trials in Multiple Sclerosis patients as I write
- Injet Digital Aerosols Limited which signed a worldwide license agreement with Canon Inc of Japan from which USD $600,000 in upfront payments were received (by IDAL) in the year under review
- Analytica Ltd has changed to a medical technology company, with the first prototype of its Syringe product expected by end September 2004.

To enable you to gauge the significance of these investments (even though two are unlisted)

- PSX owns 600,000 CBio Shares, acquired at a price of $1.00. Current sales are being made at $3.00. As well, PSX owns 600,000 options with a strike price of $1.00.
- PSX owns 48 million IDAL shares. It is expected that IDAL will be listed on a Foreign Stock Exchange this coming year.
- PSX owns 45.8 million shares (28.4%) in ASX Listed Analytica and has 9.4 million $0.085 options.

Sorafin™ (psoriasis and atopic dermatitis) is a project that is 100 % owned by PSX and entered Phase II clinical trials in humans. It is difficult to put a value on Sorafin at this time so we have decided to place none except to say that it has demonstrated efficacy in treating psoriasis and together with atopic dermatitis these markets worldwide are very large. The Company is currently seeking a commercializing partner for this project.

There is little doubt that the anti-cancer project and its reconfiguration of PSX from an investor to an anti-cancer biotech will add substantial value to your Company.

It is appropriate now for shareholders to view PSX as an anti-cancer biotech and the Company will now seek to realize the value of its other investments on an opportunistic basis.

Financially, the Company has improved its Balance Sheet in a profitable manner and as follows:

- Shareholders Funds increased to $8.2 million (2003 $3.0 million)
- Cash and receivables $3.2 million (2003 $1.4 million)
- Profit $0.058 million ($1.4 million loss in 2003). Not much significance should be placed on the loss to profit turnaround which occurred as a consequence of the application of a rather risible Accounting Standard.

However the Company's Balance Sheet is now quite strong, its cash position respectable and its positioning as an anti-cancer biotech make Psiron shares a very appealing biotech asset to own. The year ahead is an exciting one for the Company and my co-directors and I are confident of yet further improvements to the value of your holdings in Psiron Ltd.

Stephen Jones
Chairman

In accordance with the Corporations Act 2001, the Directors of Psiron Ltd ("the Company") submit their report together with the accounts for the Company for the year ended 30 June 2004 and the consolidated accounts of the economic entity being the Company and its controlled entities for the year ended 30 June 2004.

Directors

The names and details of the Company's directors in office at the date of this report are as follows:

Mr. Stephen Jones: Non-Executive Chairman (appointed 21 November 2000)

Mr Jones is a corporate recovery and turn-around specialist. He recently retired from a position of Chairman of Greyhound Pioneer Australia Ltd, a position he held from July 1996 until September 1999. Initially as CEO, he took this loss maker to its maiden profit in 1998. Previously, he turned around credit card provider International Card Systems Australia Ltd, where he took control and was Executive Chairman in 1992, leaving the company profitable in 1994. He is Chairman of Analytica Ltd, CBio Limited, InJet Digital Aerosols Limited, Australian Technology Innovation Fund Limited and Australian Biofund Limited (Hong Kong) and a former member of the Queensland Government's Innovation Council and the Bioindustries Advisory Group.

Ms. Julie Nutting B Pharm MSc MBA; Chief Executive Officer (appointed 21 November 2000)

Ms Julie Nutting was appointed CEO of Psiron Ltd in December 2003. Julie has both private and public sector experience in the health care industry. Julie has extensive experience in taking projects through all phases of clinical study right through to registration and commercialization. Her technical background also includes primarily regulatory affairs and health economics.

Ms. Nutting has held senior executive positions at Sandoz Australia Pty Ltd and Covance Pty Ltd where she was responsible for submissions to the Australian and New Zealand governments for market entry of new health products. As a healthcare consultant, she has assisted companies with development programs for new products and market entry strategies.

The combination of Julie's scientific background and commercial expertise has enabled her to successfully negotiate and manage R&D projects, resulting in commercialization and licencing agreements.

Complementing her role as CEO of Psiron, Julie is also currently a Director of Analytica Ltd and the CRC for Asthma Ltd. Julie completed an MBA at Macquarie University in 1997.

Mr. Bryan Dulhunty BEc ACA; Executive Director (appointed 25 July 2002)

Mr Dulhunty is a Chartered Accountant with over 25 years corporate experience in emerging small to medium size public companies, having held the positions of CEO, CFO and Company Secretary.

He is Managing Director of CoSA Pty Ltd which provides Financial Management and Company Secretarial services to a number of listed and non-listed biotechnology companies.

Mr Dulhunty's other public company Directorships include Analytica Ltd and InJet Digital Aerosols Limited.

Dr. Wolf Hanisch - Non-Executive Director; (appointed 21 November 2000)

Dr Hanisch's background is in the biotech healthcare industry in California and Australia. He has vast experience in new product and project development and commercialization and has a thorough knowledge of associated international regulatory requirements.

He was directly involved in the successful Initial Public Offering (IPO) of IDEC Pharmaceuticals Inc (now a $7 billion company) as well as having had significant exposure to a number of other IPOs through his links with the California biotechnology and venture community.

He has worked on the clinical development of a number of biotech drugs now approved for use worldwide including beta-Interferon (Betaseron), interleukin (Proleukin), TNF and monoclonal antibodies.

Dr. Hanisch maintains close contact with the international biotechnology and pharmaceutical industry. He is CEO of CBio Limited, an Australian private biotech company currently embarking on Phase II trials for its biologic anti-inflammatory.

Mr. Ronald van der Pluijm, BSc, MBA; Non-Executive Director (appointed director 25 July 2002)

Mr van der Pluijm has a strong background in healthcare and commerce and has held senior roles in both large multinational and smaller private companies. He was Manager Business Development, Australia, New Zealand, Asia and Africa for 3M Pharmaceuticals; Manager, Business Planning and Development at Alphapharm Pty Ltd and a senior executive of Sandoz (now Novartis). Areas of expertise include regional partnering agreements, growth strategies and product portfolio development. In 1994 he completed his MBA in South Korea. He is Managing Director of Analytica Ltd and a director of InJet Digital Aerosols Limited.

Principal Activities

The principal activities of the economic entity during the financial year were:

- to manage and develop its Sorafin biotechnology asset into Phase II Clinical Trials in humans;
- to manage its investments in its health care businesses, being InJet Digital Aerosols Limited, CBio Limited and Analytica Ltd, and
- to locate a major anti-cancer biotech asset for in license, and
- to offer a share purchase plan to its shareholders.

Operating Results

The consolidated profit of the economic entity after providing for income tax and extraordinary items amounted to $58,526 (2003: Loss of $1,370,794).

Dividends Paid or Recommended

No dividends were paid and the Directors did not recommend a dividend to be paid.

Review of Operations

Psiron has continued its plan to build value into its projects and investments and has secured, most recently, a new anti-cancer project which will turn Psiron into an anti-cancer biotechnology company.

In December 2003, Ms Julie Nutting was appointed Chief Executive Officer of Psiron Ltd.

Virotarg

In June 2004 Psiron signed an MOU with ViroTarg Pty Limited, and then announced on 4 August that a licence agreement had been signed for worldwide rights to Virotarg's anticancer therapy ("virotherapy"). Virotherapy uses viruses to target and destroy cancer cells. These viruses are known as "oncolytic viruses". ViroTarg's technology covers use of a "wild type" or naturally-occurring virus, the Coxsackie virus, for potential use as an anticancer treatment. The Coxsackie virus is otherwise associated with the development of the common cold.

Under the agreement, Psiron will issue $5 million and 22.5 million shares to ViroTarg against achievement of milestones. Psiron will fund the continuing research and development of the technology being undertaken at the University of Newcastle under Associate Professor Darren Shafren and Dr Richard Barry. The potential therapeutic use of oncolytic viruses in a range of cancers such as melanoma, breast, prostate, ovarian, colorectal and lymphoid is being studied.

This is a major project for Psiron which will refocus the company as an anticancer company.

Sorafin™

Following the receipt of an AusIndustry Biotechnology Innovation Fund (BIF) in 2003 to conduct a Phase II clinical trial of Sorafin™-AD in atopic dermatitis (eczema), the Company arranged manufacture of clinical trial treatment supplies and commenced patient enrolment in March 2004. The trial is being conducted at the Clinical Trial Centre at St Vincents Hospital, Sydney. It compares the efficacy and safety of Sorafin™-AD (auranofin 0.2% and mometasone furoate 0.04%), mometasone 0.1% and vehicle. Recruitment is expected to wind up in late 2004 with the trial report and results to become available in early 2005.

Atopic dermatitis is a chronic inflammatory skin condition characterised by an itchy red rash. Atopic eczema is very common affecting 2-3% of adults and 10-20% of children. Topical corticosteroids are the mainstays of treatment of eczema. However use of these agents can result in skin thinning and, particularly of concern in children, is the risk of hypothalamic-pituitary axis (HPA) suppression. Fear of steroid side effects also limits the extent of their use in atopic dermatitis (and other skin conditions) therefore opening a market opportunity for other safer treatments.

The Sorafin technology is the combination of synthetic gold (auranofin) and a steroid. Pre-clinical studies have shown that auranofin acts as a steroid-sparing agent. This means that the steroid concentration can be significantly reduced without impacting on the effectiveness of the treatment. Therefore the key potential benefit to patients would be the reduced potential side effects common with prolonged steroid usage in particular for chronic skin diseases such as atopic dermatitis and psoriasis.

The Company has reopened discussions with potential commercialisation partners.

The Company owns three sets of patents relating to Sorafin:

- "Topical Gold" which has been granted in all major markets;
- "Synergistic Gold-containing compounds", which has been granted in Australia, China, South Africa, Hong Kong and Singapore and is in national phase in other countries; "
- "A method of preparing a pharmaceutical composition", which has recently entered national phase in the US, Europe, Japan and Australia.

Analytica Ltd

In line with its growth strategy, during the year, Analytica identified and acquired the Brewer Retractable Technology Pty Ltd intellectual property. The technology is applicable to syringes, catheters and cannulae and the development of these products will address the market need for safe equipment to reduce or eliminate needle stick injury and the risk of infectious disease transmission.

In July 2003 Psiron converted its 8 million preference shares in Analytica to 16 million ordinary shares. Subsequently, at the March 2004 ALT shareholder meeting, ALT's $1.6 million of debt to PSX was converted into 18.8m ordinary shares at 8.5 cents per share and 9.4 million options (8.5 cents exercise price, expiring 31 Aug 2005) as part of a subsequent rights issue by ALT. Following that fund raising, PSX holds 28.4% of that investee company. These events significantly strengthened Analytica's balance sheet and give PSX a liquid investment in that business.

CBio Limited

Chaperonin 10 underwent Phase I clinical trials in Adelaide, the results of which should be published towards the end of 2004. In the 2004-5 financial year, CBio will commence Phase II studies in multiple sclerosis, rheumatoid arthritis and inflammatory bowel disease.

InJet Digital Aerosols Limited (IDAL)

Psiron owns approximately 50% of outstanding capital of IDAL which will decrease to approximately 45% on finalisation of the restructure of that investee business.

On 27th August 2003, IDAL executed a licence agreement with Canon Inc of Japan for its seven patent families related to the administration of drugs via inhalation using inkjet printer cartridge technology.

The agreement gives Canon worldwide exclusive rights to develop and commercialise the technology, for which IDAL would receive an upfront payment and royalties on Canon's income from the device. To date, IDAL has received two-thirds of the upfront payment in line with expectations. Royalties will flow following commercialisation of the device.

Under the agreement Canon is responsible for completing the development, clinical trialing and regulatory approval necessary to get the technology to market.

IDAL received $600,000 in up front licence payments during the year under review.

IDAL has announced its plans to seek a listing on a foreign stock exchange.

Financials

The balance sheet shows the consolidated shareholder's equity at $8,159,907 (2003: 3,046,131) with net current assets at $2,653,926 (2003: $965,326).

The company made a Profit of $58,000 by application of rather obverse Accounting Principles. It would be wrong to consider this profit a maiden profit or for that matter that the company is now profitable because it is not. Psiron will continue to spend in excess of revenues and be a cash consumer whilst is develops its anti-cancer business.

Significant changes in the state of affairs

The following significant changes in the state of affairs of the parent entity occurred during the financial year:

- In July 2003 Psiron converted its 8 million preference shares in Analytica Ltd to 16 million ordinary shares.
- In August 2003, Psiron announced a Share Purchase Plan which was completed in October 2003 raising $1.1 million.
- In December 2003, Ms Julie Nutting was appointed Chief Executive Officer of the Company.
- In February 2004, Psiron began a Phase II clinical trial of Sorafin™-AD in atopic dermatitis at the Clinical Trial Centre at St Vincents Hospital in Sydney.
- In March 2004 the Company converted its $1.6million loan to Analytica Ltd to 18.8 million ordinary share and 9.4 million options in Analytica as part of an underwritten rights issue in May 2004 raising $4.2 million for the development of the retractable technologies. Psiron now has a 28.4%. interest in Analytica Ltd.
- In June 2004 the Company signed an MOU and subsequently in August, a licence agreement for the cancer treatment intellectual property owned by ViroTarg Pty Ltd.

Likely developments and likely results

Psiron will now focus on becoming a major force in the anti-cancer therapeutic area and will now seek to opportunistically realize its other biotech investments. The Company will continue to make losses as it invests in its anti-cancer business.

Matters subsequent to the end of the financial year

Subsequent to the end of the year Psiron announced the signing of a licence agreement with ViroTarg Pty Ltd to acquire the intellectual property relating to use of oncolytic viruses for the treatment of a range of cancers such as melanoma, breast, prostate, ovarian, gastric, colorectal and lymphoid.

The company also placed 13.3 million shares at 19 cents per share, raising $2.5m on 12th August.

No other matters or circumstances have arisen since the end of the financial year, which significantly affected or may significantly affect the operations of the economic entity, the results of those operations or the state of affairs of the economic entity in subsequent financial years.

Meetings of Directors

During the financial year, 14 meetings of Directors were held. Attendances were:

	Directors' Meetings Eligible to attend	Directors' Meetings attended
Mr. Stephen Jones (Chairman)	14	14
Ms Julie Nutting (CEO)	14	13
Mr Bryan Dulhunty	14	14
Dr Wolf Hanisch	14	12
Mr Ronald van der Pluijm	14	14

Directors' Relevant Interest and Emoluments

Disclosure relating to directors' and executive officers' emoluments has been included in Note 4 of the financial report.

Directors' and Auditors' Indemnification

The Company has not, during or since the financial year, in respect of any person who is or has been an officer or auditor of the Company or a related body corporate:

- indemnified or made any relevant agreement for indemnifying against a liability incurred as an officer, including costs and expenses in successfully defending legal proceedings; or

- paid or agreed to pay a premium in respect of a contract insuring against a liability incurred as an officer for the costs or expenses to defend legal proceedings

Directors' Interest and Benefits

No Director has since or during the financial year received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by Directors shown in the accounts or received as the fixed salary of a full time employee of the economic entity) by reason of a contract made with the Director, with a firm of which he is a member, or with an entity in which he has a substantial financial interest by the Company of an entity that the Company controlled, or a body corporate that was related to the company when the contract was made or when the Director received or became entitled to receive the benefit.

Environmental Regulation and Performance

The diagnostic business of the controlled entity, Analytica Ltd, operates from a TGA approved manufacturing facility at Castle Hill in Sydney Australia. The Company must meet strict compliance guidelines to maintain its TGA licence. Other than this there are no environmental regulations required to be met by the consolidated entity.

Signed in accordance with a resolution of the Directors

Stephen Jones
Chairman

Dated: 31st August 2004

Corporate Governance Statement

for the year ended 30 June 2004

The Board strongly agrees with the Principles of Good Corporate Governance and Best Practice Recommendations developed by the ASX Corporate Governance Council. The Directors are however realistic in acknowledging the size and nature of the company and have modified where they deem applicable the best practice standards as laid down by the ASX. The Best Practice Recommendations not adopted or specific comments thereon are as follows:

Role of the Board and Management

The Board is responsible for the Corporate Governance of the Company including the setting and the monitoring of the objectives, goals and corporate direction. There are no formal statements as to the delegated authority of management, however the Board closely interacts with the management of the Company and has established adequate systems of internal control, assesses, monitors and manages business risk, and ensures adherence to appropriate ethical standards.

Structure of the Board

Directors' qualifications and experience are outlined in the Directors' Report.

Due to the early phase in development of the company the company does not believe it appropriate to maintain a structure where there is a majority of independent directors. As the company grows the structure of the board will change and greater levels of independence reached.

Due to the size of the Company, it is not considered necessary to maintain a Nomination Committee. When a vacancy exists, through whatever cause, or where it is considered that the Board would benefit from the services of a new director with particular skills, the Board considers candidates with the appropriate expertise and experience. The Board then appoints the most suitable person who shall hold office until the conclusion of the next following annual general meeting of the company and shall be eligible for election at such annual general meeting. One third of the directors shall retire from office and be eligible for re-election at every general meeting; and there are no share qualifications for a director.

Each Director has the right to seek independent professional advice regarding material matters concerning the Company at the Company's expense after notifying the Chairman.

Ethical and Responsible Decision-making

The Company does not have a formal code of conduct however it recognises the need for Directors and employees to observe the highest standards of behaviour and business ethics. Directors and officers are expected to act in accordance with the law and with the highest standards of propriety.

Safeguard Integrity in Financial Reporting

The Company does not have a formally constituted Audit Committee of the Board of Directors. The Board undertakes the functions of the Audit Committee, such as the establishment and maintenance of the framework of internal control and appropriate ethical standards for the management of the economic entity.

Timely and Balanced Disclosure

The Board through continuous disclosure, the maintenance of a web site, the distribution of the annual report to all shareholders and the holding of an annual shareholders meeting where shareholders are encouraged to participate strives to keep shareholders fully informed of developments within the company in a cost effective manner.

Shareholders' Rights

The Company does not have a formal shareholder communications strategy. However the Board is aware of the importance of effective shareholder communication and makes use of its corporate website and requests that the External Auditor attends general meetings.

Recognise and Manage Risk

No formal risk management profiles, policies and procedures have been adopted, however the Board meets on a regular basis and as part of the ongoing review of performance, current and possible future business risks are identified. Once a business risk is identified, appropriate action is planned and instigated by the Board. The results of the action plan are constantly reviewed and corrective action is taken as required.

Due to the size of the Company an Internal Audit function has not been implemented.

The Chief Executive Officer and Company Secretary report to the Board on the integrity of financial statements and the effectiveness of internal compliance and control systems.

Performance Enhancement

The Board does not have a Nomination Committee and has not adopted formal Performance Enhancement procedures, as the Board undertakes ongoing performance reviews as part of its regular review of Company activities.

Remuneration

Directors' and Senior Executive Emoluments are outlined in the Directors' Report.

Due to the size of the Company a Remuneration Committee has not been established. The Board determines the remuneration packages for Executive Directors and senior employees. Remuneration levels are competitively set to attract and retain the most qualified and experienced directors and senior employees.

The shareholders determine, at the annual general meeting, the aggregate remuneration of Non-Executive directors. The only retirement benefits payable to Non-Executive Directors are statutory superannuation payments.

Interests of Stakeholders

The Company does not have a formal Code of Conduct covering obligations to legitimate stakeholders. However the Board is fully aware of its obligations for Public or Social Accountability based on notions of legitimacy, fairness and ethics.

Psiron Ltd

Statement of Financial Performance

for the year ended 30 June 2004

	Note	Economic Entity		Parent Entity	
		2004	2003	2004	2003
		$	$	$	$
Sales Revenue		953,258	1,046,374	-	-
Other revenue	2a	199,504	252,127	369,816	443,767
Total Income		**1,152,762**	**1,298,501**	**369,816**	**443,767**
Cost of goods sold		451,808	559,009	-	-
Research and Development costs		450,722	135,129	360,542	-
Borrowing costs - other persons		1,287	95,743	1,287	95,743
Amortisation of Intangibles		1,114,800	1,060,200	-	-
Amortisation of Leasehold improvements		27,084	27,084	-	-
Depreciation		23,948	26,282	1,958	10,036
Employee and administration costs		2,171,412	1,521,191	914,688	779,605
Total Expenses	2b	**4,241,061**	**3,424,638**	**1,278,475**	**885,384**
Share of net (losses) of associate accounted for using the equity method	2c	(41,016)	(310,841)	-	-
Profit/(Loss) from ordinary activities before income tax		**(3,129,315)**	**(2,436,978)**	**(908,659)**	**(441,617)**
Income tax expense	3	-	-	-	-
Profit/(Loss) from ordinary activities after income tax		**(3,129,315)**	**(2,436,978)**	**(908,659)**	**(441,617)**
Loss attributable to outside equity interests	15	3,187,841	1,066,184	-	-
Profit/(Loss) attributable to members of the parent entity	15	**58,526**	**(1,370,794)**	**(908,659)**	**(441,617)**
Share issue costs		-	(125,319)	-	(125,319)
Total revenue and expenses attributable to members of Psiron Ltd and recognised directly in equity		-	(125,319)	-	(125,319)
Total changes in equity other than those resulting from transactions with owners as owners attributable to Psiron Ltd		**58,526**	**(1,496,113)**	**(908,659)**	**(566,936)**
Basic earnings per share (cents per share)	5	0.1	(1.9)		
Diluted earnings per share (cents per share)	5	0.1	(1.8)		

The accompanying notes form part of these financial statements.

Psiron Ltd

Statement of Financial Position

as at 30 June 2004

	Note	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Current Assets					
Cash assets	6	2,037,411	1,037,209	301,961	649,860
Receivables	7	1,197,867	382,844	160,111	53,252
Inventories	8	224,659	242,324	-	-
Total Current Assets		**3,459,937**	**1,662,377**	**462,072**	**703,112**
Non-Current Assets					
Plant & equipment	9	134,979	169,599	4,262	3,656
Receivables	7	21,864	20,992	21,864	1,508,992
Investments	10	1,448,143	830,000	4,750,000	2,490,841
Intangible assets	11	3,900,995	1,060,214	-	-
Total Non-Current Assets		**5,505,981**	**2,080,805**	**4,776,126**	**4,003,489**
Total Assets		**8,965,918**	**3,743,182**	**5,238,198**	**4,706,601**
Current Liabilities					
Payables	12	667,481	522,961	336,739	103,776
Provisions	13	138,530	174,090	56,819	97,126
Total Current Liabilities		**806,011**	**697,051**	**393,558**	**200,902**
Total Liabilities		**806,011**	**697,051**	**393,558**	**200,902**
Net Assets		**8,159,907**	**3,046,131**	**4,844,640**	**4,505,699**
Equity					
Parent Entity Interest					
Contributed Equity	14	16,209,985	14,962,385	16,209,985	14,962,385
Accumulated losses	15	(12,787,937)	(12,846,463)	(11,365,345)	(10,456,686)
		3,422,048	2,115,922	4,844,640	4,505,699
Outside Equity Interest					
Contributed Equity		9,192,128	2,170,084	-	-
Accumulated losses		(4,454,269)	(1,239,875)	-	-
		4,737,859	930,209	-	-
Total Equity		**8,159,907**	**3,046,131**	**4,844,640**	**4,505,699**

The accompanying notes form part of these financial statements.

Psiron Ltd

Statement of Cash Flows

for the year ended 30 June 2004

	Note	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Cash Flows from Operating Activities	16				
Receipts from customers		1,318,937	1,362,138	124,518	97,800
Payments to suppliers and employees		(3,428,713)	(2,778,321)	(1,363,471)	(932,984)
Interest received		37,012	29,527	33,603	180,652
Borrowing costs and interest		(1,287)	(117,205)	(1,287)	(95,743)
Net cash provided by/ (used in) operating activities		(2,074,051)	(1,503,861)	(1,206,637)	(750,275)
Cash Flows from Investing Activities					
Investment in controlled entities					
- Analytica Ltd		-	-	-	(550,000)
Investment in non-listed entity					
- Injet Digital Aerosols Ltd		(230,000)	(230,000)	(230,000)	230,000)
- Brewer Retractable Technologies Pty Ltd		(499,766)	-	-	-
Investment in associated company InJet Digital Aerosols Ltd		(189,159)	(310,841)	(189,159)	(310,841)
Payments for property, plant and equipment		(16,413)	(38,577)	(2,564)	-
Net cash provided (used in) investing activities		(935,338)	(579,418)	(421,723)	(1,090,841)
Cash Flows from Financing Activities					
Proceeds from Share Issue		4,009,591	4,090,417	1,247,600	3,346,083
Borrowings Convertible Notes		-	(2,280,000)	-	(2,280,000)
Loan to controlled entity		-	-	32,861	120,213
Net cash provided by/ (used in) financing activities		4,009,591	1,810,417	1,280,461	1,186,296
Net (decrease)/ increase in cash held		1,000,202	(272,862)	(347,899)	(654,820)
Cash at the beginning of the year		1,037,209	1,310,071	649,860	1,304,680
Closing cash carried forward	6	2,037,411	1,037,209	301,961	649,860

The accompanying notes form part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This financial report is a general-purpose financial report that has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001. The financial report has been prepared on the accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets.

Cost is based on the fair values of the consideration given in exchange for assets. The accounting policies have been consistently applied, unless otherwise stated.

The following is a summary of the material accounting policies adopted by the economic entity in the preparation of the financial report.

The financial report covers the economic entity of Psiron Ltd and controlled entities, and Psiron Ltd as an individual parent entity. Psiron is a listed public company, incorporated and domiciled in Australia.

a) Principles of Consolidation

A controlled entity is any entity controlled by Psiron Ltd. Control exists where Psiron Ltd has the capacity to dominate the decision making in relation to the financial and operating policies of another entity so that the other entity operates with Psiron Ltd to achieve the objectives of Psiron Ltd.

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation.

Where controlled entities have entered or left the economic entity during the year, their operating results were included from the date control was obtained or until the date control ceased.

Outside interests in the equity and results of controlled entities are shown as a separate item in the consolidated financial report.

b) Income Tax

The economic entity adopts the liability method of tax-effect accounting whereby the income tax expense is based on the profit from ordinary activities adjusted for any permanent differences.

Timing differences, arising due to the different accounting periods in which items of revenue and expense are included in the determination of accounting profit and taxable income, are brought to account as either a provision for deferred income tax or an asset described as future income tax benefit at the rate of income tax applicable to the period when the benefit will be received or the liability will become payable. Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit. The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and anticipates the economic entity will derive sufficient future assessable income enabling the benefit to be realised and comply with the conditions of deductibility imposed by the law.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c) Inventories

Inventories are measured at the lower of cost and net realisable value. The cost of manufactured products includes direct materials, direct labour and an appropriate portion of variable and fixed overheads. Overheads are applied on the basis of normal operating capacity. Costs are assigned on the basis of weighted average costs.

d) Property, Plant and Equipment

Each class of property, plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation. The carrying amount of property, plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows, received from the assets' employment and subsequent disposal. The expected net cash flows were not discounted to their present values in determining recoverable amounts.
The depreciable amount of all fixed assets is depreciated on a straight-line basis over their useful lives to the economic entity commencing from the time the asset is held ready for use. Leasehold improvements are amortised over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.
The depreciation rates for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Leasehold Improvements	20%
Plant & Equipment	20 – 40%

e) Other Financial Assets

Non-current investments

Non-current investments are carried at cost or at directors' valuation. The carrying amount of investments is reviewed annually by directors to ensure it is not in excess of the recoverable amount of these investments. The recoverable amount is assessed from the underlying net assets of non-listed investments. The expected net cash flows from investments were not discounted to their present value in determining the recoverable amounts.

Research and Development Expenditure

Research and development costs are charged to profit from ordinary activities before income tax as incurred or deferred where it is expected beyond any reasonable doubt that sufficient future benefits will be derived so as to recover those deferred costs.

f) Intangibles

Patents and Trademarks

Patents and trademarks are valued in the accounts at cost of acquisition and amortised over the period of expected realisation of their benefits where there is certainty of future economic benefit.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intellectual Property

Intellectual Property has been brought to account at Directors' valuation less a discount on acquisition arising from the purchase of a controlling interest in Analytica Ltd. The valuation was based on the expected net cash flows received from the assets employment. The expected net cash flows have been discounted to their present values. No capital gains tax has been taken into account in determining revalued amounts. Amortisation of Intellectual Property commences in the month following acquisition.

g) Foreign Currency Transactions and Balances

Foreign currency transactions during the year are converted to Australian currency at the rates of exchange applicable at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted at the rates of exchange ruling at that date. The gains and losses from conversions of short-term assets and liabilities, whether realised or unrealised, are included in operating profit before income tax as they arise.

h) Employee Benefits

Provision is made for the economic entity's liability for employee benefits arising from services rendered by employees to the reporting date. Employee benefits expected to be settled within one year together with benefits arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amounts on remuneration rates which are expected to be paid when the liability is settled. Other employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits. Contributions are made by the economic entity to employee superannuation funds and charged as expenses when incurred.

The company operates an employee share scheme. Profits and losses incurred by employees, being the difference between the market value and the purchase price of the underlying share, are not recorded by the Company as remuneration paid to employees.

i) Cash

For the purposes of the statement of cash flows, cash includes:

- cash at call and at call deposits with banks or financial institutions, net of bank overdrafts
- investments in money market instruments with less than 14 days to maturity.

j) Comparative Figures

Where required by Accounting Standards, comparative figures have been adjusted to conform with changes in presentation for the current financial year.

k) Revenue

Revenue from the provision of services or the sale of goods is recognised upon the delivery of the services and goods to customers. All revenue is stated net of the amount of goods and services tax (GST).

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l) Adoption of Australian Equivalents to International Financial Reporting Standards

Australia is currently preparing for the introduction of International Financial Reporting Standards (IFRS) effective for financial years commencing 1 January 2005. This requires the production of accounting data for future comparative purposes at the beginning of the next financial year.

The economic entity's management, along with its auditors, are assessing the significance of these changes and preparing for their implementation. The directors are of the opinion that the proposed changes will have no material effect on the financial reports of the Company. The key differences in the economic entity's accounting policies which will arise from adoption of IFRS are:

- Impairment of Assets

The entity currently determines the recoverable amount of an asset on the basis of undiscounted net cash flows that will be received from the assets use and subsequent disposal. In terms of the pending AASB 136 Impairment of Assets, the recoverable amount of an asset will be determined as the higher of fair value less costs to sell and value in use. It is likely that this change in accounting policy will have no material financial effect on the Company.

- Income Tax

Currently, the Company adopts the liability method of tax-effect accounting whereby the income tax expense is based on the accounting profit adjusted for any permanent differences. Timing differences are currently brought to account as either a provision for deferred income tax or future tax benefit. Under the Australian equivalent to IAS 12, the entity will be required to adopt a balance sheet approach under which temporary differences are identified for each asset and liability rather than the effects of the timing and permanent differences between taxable income and accounting profit. It is likely that this change in accounting policy will have no material financial effect on the Company.

2 PROFIT/(LOSS) FROM ORDINARY ACTIVITIES

	Economic Entity		Parent Entity	
	2004 $	2003 $	2004 $	2003 $
Profit/(Loss) from ordinary activities before income tax has been determined after				
a) Revenues				
NSW State Grant	-	38,285	-	-
Licence fee	10,000	20,000	-	-
Refund from Research Project	-	162,897	-	162,897
Management fee from controlled entity	-	-	65,085	97,800
Other income – Sorafin BIF Grant	152,493	1,418	152,493	1,418
Interest Income				
- controlled entities	-	-	118,635	157,676
- other parties	37,011	29,527	33,603	23,976
	199,504	252,127	369,816	443,767

2 PROFIT/(LOSS) FROM ORDINARY ACTIVITIES (continued)

	Economic Entity		Parent Entity	
	2004 $	2003 $	2004 $	2003 $
b) Expenses				
Operating lease rentals	86,533	83,340	-	-
Remuneration of the auditor of the parent entity				
- auditing and reviewing the financial reports	37,250	29,100	18,750	14,350
- other services	1,400	12,812	-	3,750
c) Share of net profits/(losses) of associated accounted for using the equity method				
Share of profit/(loss)	20,777	(372,634)	-	-
Shortfall of loss exceeding carrying value 2003	-	61,793	-	-
Prior year shortfall carried forward to 2004	(61,793)	-	-	-
Share of net (loss)	(41,016)	(310,841)	-	-

3 INCOME TAX

	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
The prima facie tax on the profit/(loss) from ordinary activities before income tax is reconciled to the income tax as follows:				
Prima facie tax payable on profit/(loss) from ordinary activities before income tax at 30%	17,557	(731,093)	(272,598)	(132,485)
Add Tax effect of:				
- non deductible amortisation of intellectual property	334,440	318,060	-	-
- non deductible gain on transfer of accumulated loss arising from dilution in holding of subsidiary company	(291,054)	-	-	-
- non deductible share of equity accounted loss	12,304			
Future Income tax benefit (recognize)/ not recognized	(73,247)	413,033	272,598	132,485
Income tax benefit attributable to loss from ordinary activities before income tax	-	-	-	-

The Directors estimate the potential future income tax benefit at 30 June 2004 in respect of tax losses not brought to account for the economic entity is $4,568,634 and for the parent entity $4,663,805.

INCOME TAX (continued)

This benefit for tax losses will only be obtained if:

(i) the economic entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from deductions for the losses to be realised;
(ii) the economic entity continues to comply with the conditions for deductibility imposed by tax legislation; and
(iii) no changes in tax legislation adversely affect the economic entity in realising the benefit from the deductions for the losses.

Franking Account

Balance of franking account at year end	-	-	-	-

4 DIRECTORS' AND EXECUTIVES' REMUNERATION

Directors and Specified Executives

(i) The directors of Psiron Ltd at any time during the financial year were Stephen Jones (Chairman), Julie Nutting (CEO), Bryan Dulhunty (Executive director), Wolfgang Hanisch (Non-executive director) and Ronald van der Pluijm (Non-executive director).

(ii) There were no specified executives of Psiron Ltd at any time during the financial year as executive roles were carried out by directors:

Directors' Remuneration:

2004	Directors' Fees	Consulting (i)	Salary	Superannuation	Deemed value of options (ii)	Total
Mr Stephen Jones						
Psiron Ltd	50,000	3,000	-	4,500	270,000	327,500
Analytica Ltd	50,000	13,500	-	4,500	-	68,000
IDAL Ltd	50,000	12,000	-	4,500	-	66,500
Ms J Nutting (iii)						
Psiron Ltd	14,583	50,670	145,833	14,438	-	225,524
Analytica Ltd	35,000	7,920	-	3,150	-	46,070
Mr Bryan Dulhunty (ii)						
Psiron Ltd	35,000	-	-	3,150	-	38,150
Analytica Ltd	35,000	-	-	3,150	-	38,150
IDAL Ltd	35,000	-	-	3,150	-	38,150
Dr W Hanisch						
Psiron Ltd	35,000	-	-	3,150	-	38,150
Analytica Ltd	35,000	(2,250)	-	3,150	-	35,900
IDAL Ltd	28,132	-	-	2,532	-	30,664

4 DIRECTORS' AND EXECUTIVES' REMUNERATION (continued)

Directors' Remuneration: (continued)

2004	**Directors' Fees**	**Consulting (i)**	**Salary**	**Superannuation**	**Deemed value of options (ii)**	**Total**
Mr R van der Pluijm						
Psiron Ltd	20,417	-	104,167	13,088	-	137,672
Analytica Ltd	-	-	145,833	13,125	-	158,958
IDAL Ltd	26,250	30,000	-	2,362	-	58,612
Total	449,382	114,840	395,833	77,945	270,000	1,308,000
2003						
Mr. Stephen Jones						
Psiron Ltd	45,000	13,465	-	4,050	-	62,515
Analytica Ltd	43,333	11,000	-	3,900	-	58,233
IDAL Ltd	12,500	26,750	-	1,125	-	40,375
Ms J Nutting						
Psiron Ltd	31,667	56,925	-	2,850	-	91,442
Analytica Ltd	31,667	5,670	-	2,850	-	40,187
Mr Bryan Dulhunty (iii)						
Psiron Ltd	14,583	-	30,000	4,012	6,316	54,911
Analytica Ltd	14,583	-	-	1,312	-	15,895
IDAL Ltd	8,750	-	-	788	-	9,538
Dr W Hanisch						
Psiron Ltd	31,667	-	-	2,850	-	34,517
Analytica Ltd	31,667	2,250	-	2,850	-	36,767
IDAL Ltd	-	9,750	-	-	-	9,750
Mr R van der Pluijm						
Psiron Ltd	-	-	231,389	20,825	6,316	258,530
IDAL Ltd	-	60,000	-	-	-	60,000
Total	265,417	185,810	261,389	47,412	12,632	772,660

i) Consultancy fees are paid on normal commercial terms

ii) Deemed value of Options: The Shareholders approved the grant of these options at the 30 November 2003 Annual General Meeting.

The accounting standards require the calculation of the deemed value to be based on the period of time between the grant date of the options and their vesting date. As a result the full deemed value of these options are reflected in this years disclosure. However shareholders granted these options to Mr Jones

4 DIRECTORS' AND EXECUTIVES' REMUNERATION (continued)

based on his services to the Company from when he joined in November 2000 and to retain his services on a continuing basis. In the four year period that Mr Jones has been with the Company, the Company has been significantly restructured.

Some of the major achievements of the current board under Mr Jones' chairmanship have been:

- The signing of a major anti cancer licence
- The acquisition of Analytica Ltd
- The investment in Injet Digital Aerosols Ltd, and the subsequent announcement of its major licence agreement with Canon Inc of Japan;
- Support of the Company's investment in CBio Limited;
- Recommencement of development of the Company's intellectual property, Sorafin, in atopic dermatitis
- The repayment of the Quadrant Capital convertible note facility;

Deemed value of options has been calculated in accordance with ASIC recommendations. The value of the options is based on the deemed value of options on the grant date and have been valued using a Black-Scholes pricing model, which takes account of factors including the option exercise price, the current level and volatility of the underlying share price, the risk free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option. The cost of these options has been calculated by reference to the period between grant date and vesting date and then amortised over that period.

The deemed value of options granted are as follows

	No. Granted	Grant Date	No. Vesting	Deemed Value $	% of Remuneration
Mr S Jones	1,500,000	30 Nov 03	1,500,000	270,000	82%
Ron van der Pluijm	500,000	30 Nov 01	500,000	-	-
Bryan Dulhunty	500,000	30 Nov 01	500,000	-	-

ii) Fees for the provision of financial and company secretarial services are paid to CoSA Pty Ltd, a company of which Bryan Dulhunty is a director. Details of these payments are set out in the related parties note 22.

iii) Commencing 1 December 2003 Ms Nutting took on the role of CEO of Psiron Ltd and receives an annual salary package of $272,500. Ms Nutting's employment contract provides for a 6 month notice of termination plus 2 months pay.

Shareholdings:

The following table sets out each director's relevant interest in securities of the Company or a related body corporate at the date of this report.

Ordinary Shares	Balance 1.7.03	(Sold)	Options exercised	Balance 30.6.04
S Jones	-	-	416,667	416,667
Dr W Hanisch	-	-	-	-
J Nutting	-	-	-	-
R van der Pluijm	4,667	-	500,000	504,667
B Dulhunty	-	-	-	-
Total	4,667	-	916,667	921,334

4 DIRECTORS' AND EXECUTIVES' REMUNERATION (continued)

Non Listed Option Holdings	Opening Balance	Issued during year	Exercised during year	Expired during year	Closing Balance	Expiry Date	Exercise Price
Mr Stephen Jones	-	1,500,000	(416,667)	-	1,083,333	31 Dec 2005	$0.1200
Perfume Only Pty Ltd (1)	50,000	-	-	-	50,000	12 Aug 2004	$0.1952
Perfume Only Pty Ltd (1)	250,000	-	-	-	250,000	12 Aug 2004	$0.3952
Perfume Only Pty Ltd <Tiger Trust>(1)	500,000	-	-	-	500,000	6 Dec 2006	$0.0552
Perfume Only Pty Ltd <Tiger Trust (1)	500,000	-	(500,000)	-	-	6 Dec 2006	$0.1152
Perfume Only Pty Ltd <Tiger Trust>(1)	500,000	-	-	-	500,000	6 Dec 2006	$0.1752
DFCT Pty Ltd (2)	500,000	-	-	-	500,000	6 Dec 2006	$0.0552
DFCT Pty Ltd (2)	500,000	-	-	-	500,000	6 Dec 2006	$0.1152
DFCT Pty Ltd (2)	500,000	-	-	-	500,000	6 Dec 2006	$0.1752
	3,300,000	**1,500,000**	**(916,617)**	-	**3,883,383**		

(1) An entity associated with Mr Ron van der Pluijm (2) An entity associated with Mr B Dulhunty. All options were issued free of charge, have vested and are exercisable at any date up to the expiry date.

Remuneration Practices

The company's policy for determining the nature and amount of emoluments of board members and senior executives of the company is to pay rates commensurate necessary to attract and retain the superior skills required to grow an early stage research and development company into a significant international company.

	Economic Entity		Parent Entity	
	2004 $	2003 $	2004 $	2003 $
5. EARNINGS PER SHARE				
Basic earnings per share	0.1 cents	(1.9 cents)		
Diluted earnings per share	0.1 cents	(1.8 cents)		
Income and share data used in the calculations of basic and diluted earnings per share				
Net Profit/(Loss)	58,526	(1,370,794)		
Weighted average number of ordinary shares on issue in the calculation of basic earnings per share	89,770,931	70,610,566		
Effect of dilutive securities	6,470,273	6,120,000		
Adjusted weighted average number of Ordinary shares and potential ordinary shares used in calculating diluted earnings per share	96,241,204	76,730,566		

	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
6. CASH ASSETS				
Cash at Bank	1,775,652	468,254	40,202	80,905
Short-Term Investments	261,759	568,955	261,759	568,955
	2,037,411	1,037,209	301,961	649,860
7. RECEIVABLES				
Current				
Trade debtors	112,303	245,671	-	-
Share Issue Receivable	879,720	-	-	-
Other receivables	205,844	137,173	160,111	53,252
	1,197,867	382,844	160,111	53,252
Non-Current				
Loan to subsidiary	-	-	-	1,488,000
Other receivables	21,864	20,992	21,864	20,992
	21,864	20,992	21,864	1,508,992
8. INVENTORIES				
Inventories at cost				
- Raw materials	179,765	171,328	-	-
- Work in Progress	36,905	46,066	-	-
- Finished Goods	7,989	24,930	-	-
	224,659	242,324	-	-
9. PLANT AND EQUIPMENT				
Plant & Equipment - at Cost	160,030	147,886	32,543	34,248
Less: Accumulated Depreciation	(90,697)	(71,017)	(28,281)	(30,592)
	69,333	76,869	4,262	3,656
Leasehold Improvements - at Cost	135,482	135,482	-	-
Less: Accumulated Amortisation	(69,836)	(42,752)	-	-
	65,646	92,730	-	-
Total Property, Plant & Equipment	134,979	169,599	4,262	3,656

9. PLANT AND EQUIPMENT (continued)

Reconciliation of the carrying amounts at the beginning and end of the current and previous financial year

	Economic Entity		Parent Entity	
	2004 $	2003 $	2004 $	2003 $
Plant, equipment at cost				
Carrying amounts at beginning	76,869	73,278	3,656	13,692
Additions	16,412	38,577	2,564	-
Disposals at WDV	-	(8,704)	-	-
Depreciation expense	(23,948)	(26,282)	(1,958)	(10,036)
Balance at end of year	69,333	76,869	4,262	3,656
Leasehold Improvements at cost				
Carrying amounts at beginning	92,730	119,814	-	-
Additions	-	-	-	-
Disposals at WDV	-	-	-	-
Amortisation expense	(27,084)	(27,084)	-	-
Balance at end of year	65,646	92,730	-	-
10. (a) INVESTMENTS at cost				
Investment in controlled entity				
- Analytica Ltd	-	-	2,950,000	1,350,000
Investment in unlisted entity				
- CBio Ltd (3.4% ownership interest)	600,000	600,000	600,000	600,000
- InJet Digital Aerosols Inc (39.0% ownership interest)	700,000	230,000	700,000	230,000
Investment in equity accounted associate				
- InJet Digital Aerosols Ltd (IDAL)	148,143	-	500,000	310,841
	1,448,143	830,000	4,750,000	2,490,841

The Directors have reviewed the carrying value of the investments and believe they are fairly valued.

CBio Ltd (3.4% ownership interest) is a biotech development company based in Queensland. It is developing technology based on chaperonin 10. It has undertaken Phase I clinical trials in Adelaide, the results of which should be published towards the end of 2004. In the 2004-5 financial year, CBio will commence Phase II studies in multiple sclerosis, rheumatoid arthritis and inflammatory bowel disease.

InJet Digital Aerosols Inc (39.0% ownership interest) and **InJet Digital Aerosols Limited (IDAL)** (50% ownership interest) have an interest in intellectual property relating to the administration of drugs via inhalation using inkjet printer cartridge technology. On 27th August 2003, IDAL executed a licence agreement with Canon Inc of Japan for its seven patent families. The agreement gives Canon worldwide exclusive rights to develop and commercialise the technology, for which IDAL would receive an upfront payment and royalties on Canon's income from the device. To date, IDAL has

10. (a) INVESTMENTS at cost (continued)

received two-thirds of the upfront payment in line with expectations. Royalties will flow following commercialisation of the device. Under the agreement Canon is responsible for completing the development, clinical trialing and regulatory approval necessary to get the technology to market.

	Economic Entity		Parent Entity	
	2004 $	2003 $	2004 $	2003 $
10. (b) INVESTMENTS accounted for using the equity method				
a) IDAL 50% ownership interest				
Share of associate's net profit/(loss) after tax	20,777	(372,634)	-	-
Shortfall of loss exceeding carrying value 2003	-	61,793	-	-
Prior year shortfall carried forward	(61,793)	-	-	-
Share of net(loss)	(41,016)	(310,841)	-	-
b) Carrying amount of investment				
Balance at beginning of year	-	-	-	-
New investment	189,159	310,841	-	-
Share of loss to extent of carrying amount	(41,016)	(310,841)	-	-
Carrying amount of investment in associate at end of year	148,143	-	-	-
c) Share of associate's assets and liabilities				
Current Assets	251,852	178,241	-	-
Non-current assets	1,297	2,209	-	-
Current liabilities	(105,006)	(170,589)	-	-
Net Assets	148,143	9,861	-	-
d) Accumulated losses attributable to associate				
Balance at beginning of year	(372,634)	-	-	-
Share of associate's net profits/(losses)	20,777	(372,634)	-	-
Balance at end of year	(351,857)	(372,634)	-	-

	Economic Entity		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
11. INTANGIBLES				
Intellectual Property				
- Brewer Retractable Technologies Pty Ltd (i)	3,900,995	-	-	-
- sPLA at Directors valuation	-	2,120,414	-	-
less Accumulated amortisation	-	(1,060,200)	-	-
	3,900,995	1,060,214	-	-

(i) Acquisition of Intellectual Property – Brewer Retractable Technologies Pty Ltd. On 28 June 2004 Analytica Ltd issued 40 million shares and paid $0.5 million to acquire Brewer Retractable Technologies Pty Ltd. Brewer Retractable Technologies Pty Ltd had no assets or liabilities other than Intellectual Property relating to retractable syringes. The shares issued were valued at 8.5 cents each. This approximates market value as it was the same value of shares issued under a rights issue by Analytica Ltd, completed on the 28 June 2004. The rights issue was carried out to fund the development of the acquired technology.

Under the Brewer agreement a further 20 million shares will be issued when the retractable syringe can be registered in both Australia and the US. A royalty will also be paid on direct sales of 0.75% and 12.5% on any royalties received by Analytica.

Brewer owns patents, patent applications and know-how in relation to retractable technologies. The syringe being developed by Analytica will operate in a similar fashion to existing standard syringes, however it will have the added benefit of automatic retraction upon full depression of the plunger.

	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
12. PAYABLES				
Current				
Trade creditors	380,043	322,961	96,739	103,776
Amounts due to administrator	-	200,000	-	-
Other unsecured	287,438	-	240,000	-
	667,481	522,961	336,739	103,776
13. PROVISIONS				
Employee benefits				
- Provision for Annual Leave	43,606	54,587	2,819	23,781
- Provision for Long Service Leave	3,230	47,718	-	33,795
Provision for audit	21,000	20,950	9,000	8,950
Provision for tax services	43,694	23,235	30,000	15,000
Other	27,000	27,600	15,000	15,600
	138,530	174,090	56,819	97,126

At 30 June 2004 the economic entity had 9 employees (2003: 10)

14. CONTRIBUTED EQUITY		PARENT ENTITY $ 2004	$ 2003	PARENT ENTITY Number 2004	Number 2003
Ordinary shares	(a)	16,209,985	14,962,385	91,424,930	85,979,043
Listed Options	(b)			-	-
Unlisted Options					
- Employee	(c)			1,170,000	1,170,000
- Other	(d)			5,533,333	4,950,000
(a) Ordinary shares					
At the beginning of the reporting period		14,962,385	12,213,686	85,979,043	62,487,227
Shares Issued during the year					
Exercise of 31 December 2002 options		-	1,498,978	-	12,491,482
Oversubscription		-	40	-	334
Placement on 28 April 2003		-	1,125,000	-	9,000,000
Share purchase plan 7 Oct 03		1,140,000	-	4,529,220	
Placement Underwriting Fee		-	(56,250)	-	-
Convertible Note taken up 30 April 2003		-	250,000	-	2,000,000
Exercise of 6 Dec 2006 options		57,600	-	500,000	-
Exercise of 31 Dec 2005 Options		50,000	-	416,667	-
Rights issue costs		-	(69,069)	-	-
At the end of the reporting period		16,209,985	14,962,385	91,424,930	85,979,043

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held. At shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

(b) Listed Options				
At the beginning of the year	-	-	-	12,491,482
Options Issued during the year at no cost	-	-	-	-
Options expired during the year	-	-	-	(12,491,482)
Number at the end of the year	-	-	-	-

14. CONTRIBUTED EQUITY (continued)

Listed options expired on 31 December 2002 at an exercise Price of 12 cents.

	PARENT ENTITY		PARENT ENTITY	
	$ 2004	$ 2003	Number 2004	Number 2003
(c) Unlisted Options - Employee share scheme				
Movements in options issued under the employee share scheme during the year				
Number at the beginning of the reporting period			1,170,000	1,170,000
- Lapsed			-	-
Number at the end of the reporting period			1,170,000	1,170,000

Employee share scheme options – Date issued	Number of options	Expiry date	Exercise Price
31 August 1999	150,000	30 Aug 09	24.5 cents
21 October 1999	1,000,000	21 Oct 09	43.5 cents
18 April 2001	20,000	18 April 11	34.5 cents
Total on issue	**1,170,000**		

The employee share scheme options are issued on the following terms

(a) each option entitles the participant to acquire an unissued ordinary share in the Company;

(b) allocations of options will be limited to 10% of issued shares in the Company;

(c) the exercise price of all options except those issued on 21 October 1999 is the market value at the date of grant. The exercise price of the options issued on 21 October 1999 is 120% of the market value at that date. Market value is the average market price of shares five trading days prior to issue;

(d) options are unlisted and are not transferable;

(e) options not exercised within the prescribed period will lapse;

(f) each option has no voting or dividend rights;

(g) upon the exercise of the options, a participant will be entitled to receive any bonus issue shares which would have been received had the participant been a shareholder at the time of the bonus issue made pro-rata to other shareholders, Also, where the Company raises capital by way of a pro-rata rights issue to shareholders, there is a proportional adjustment made to the options price issue in such cases;

(h) all full time employees for at least twelve months are eligible employees

14. CONTRIBUTED EQUITY (continued)

	PARENT ENTITY		PARENT ENTITY	
	$ 2004	$ 2003	Number 2004	Number 2003
d) Other unlisted options issued				
Movements in options issued during the year				
Number at the beginning of the reporting period			4,950,000	5,450,000
- Issued			1,900,000	-
- Exercised			(916,667)	-
- Lapsed			(400,000)	(500,000)
Number at the end of the reporting period			5,533,333	4,950,000

	Opening Balance	Issued during Year	Exercised during year	Expired during year	Closing Balance	Expiry Date	Exercise Price
Mr Richard Thomas	200,000	-	-	(200,000)	-		
Mr Ralph Papandrea	200,000	-	-	(200,000)	-		
Perfume Only Pty Ltd	50,000		-	-	50,000	12 Aug 2004	$0.1952
Perfume Only Pty Ltd	250,000		-	-	250,000	12 Aug 2004	$0.3952
Sir James Killen	250,000		-	-	250,000	27 Nov 2005	$0.3952
Colorado Investments Pty Ltd	500,000		-	-	500,000	27 Nov 2005	$0.9952
Colorado Investments Pty Ltd	500,000		-	-	500,000	27 Nov 2005	$1.4952
Mr Stephen Jones (1)	-	1,500,000	(416,667)	-	1,083,333	31 Dec 2005	$0.1200
Sir James Killen (2)	-	400,000	-	-	400,000	31 Dec 2005	$0.1200
Perfume Only Pty Ltd <Tiger Trust>	500,000		-	-	500,000	6 Dec 2006	$0.0552
Perfume Only Pty Ltd <Tiger Trust> (3)	500,000		(500,000)	-	-	6 Dec 2006	$0.1152
Perfume Only Pty Ltd <Tiger Trust>	500,000		-	-	500,000	6 Dec 2006	$0.1752
DFCT Pty Ltd	500,000		-	-	500,000	6 Dec 2006	$0.0552
DFCT Pty Ltd	500,000		-	-	500,000	6 Dec 2006	$0.1152
DFCT Pty Ltd	500,000		-	-	500,000	6 Dec 2006	$0.1752
	4,950,000	**1,900,000**	**(916,667)**	**(400,000)**	**5,533,333**		

14. CONTRIBUTED EQUITY (continued)

(1) 1,500,000 options were issued to Mr Stephen Jones, the Chairman of the Company, after approval at the November 03 AGM. Mr Jones exercised 416,667 of these options on 14 May 2004 at $0.12 per share. No amounts remain as unpaid.

(2) 400,000 options were issued to Sir James Killen, former director and Chairman, on 9 June 2004.

(3) 500,000 options exercised during the year by a company associated with Ron van der Pluijm at $0.1152 per share. No amounts remain as unpaid.

The following terms and conditions apply to other options issued

(a) options issued entitle the holder to acquire an unissued ordinary share in the Company;
(b) the options are unlisted and not transferable;
(c) options not exercised in the prescribed period will lapse;
(d) each option has no voting or dividend rights.

If all unlisted options are exercised in accordance with their terms of issue, 6,703,333 shares would be issued (2003 – 6,120,000) and Contributed Equity would increase by $2.27m (2003- $2.50m).

		Economic Entity		Parent Entity	
		2004 $	2003 $	2004 $	2003 $
15. ACCUMULATED LOSSES					
Accumulated losses at the beginning of the year		(12,846,463)	(11,475,669)	(10,456,686)	(10,015,069)
Profit/(Loss) for the year	15 (i)	58,526	(1,370,794)	(908,659)	(441,617)
Accumulated losses at the end of the year		(12,787,937)	(12,846,463)	(11,365,345)	(10,456,686)

(i) Reconciliation of movements in Profit for the year

	Parent entity shareholders $	Outside equity interest $	Consolidated loss for year $
Operating Result (a)	(911,656)	(2,217,659)	(3,129,315)
Change in ownership % (b)	970,182	(970,182)	-
Profit for the year	58,526	(3,187,841)	(3,129,315)

(a) **Outside equity interest:** This represents the interest that the parent entity and external shareholders in Analytica Ltd are entitled to, in the loss of Analytica Ltd for the year.

(b) **Change in ownership percentage:** During the year the parent entity's ownership interest in Analytica Ltd was reduced from 49.3% to 28.4%. The parent entity's dilution resulted from Analytica Ltd issuing shares under a share purchase plan which limited each shareholder to a maximum share purchase of $5,000 and the issue of shares for the acquisition of Brewer Retractable Technologies Pty Ltd.

As a result of this dilution the parent entity's interest in accumulated losses of Analytica Ltd decreased and the interests of external shareholders increased both by $970,182. This change in ownership percentage caused the transfer of these accumulated losses from the parent entity to outside equity interests.

	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
16. CASH FLOW INFORMATION				
(i) Reconciliation of Cash Flow from operations with loss from ordinary activities after income tax				
Net Cash Inflow/(Outflow) from Operating Activities	(2,074,051)	(1,503,861)	(1,206,637)	(750,275)
Depreciation and Amortisation	(1,165,832)	(1,113,566)	(1,958)	(10,036)
Share of loss of associate accounted for using the equity method	(41,016)	(310,841)	-	-
(Decrease)/increase in other receivables	(151,230)	(21,401)	7,934	(6,731)
(Decrease)/increase in Inventories	(17,666)	30,577	-	-
(Increase)/decrease in accounts payable	(2,485)	7,469	7,037	20,702
Decrease in provisions	35,560	274,645	40,507	304,723
Decrease in other payables	200,000	200,000	-	-
Increase in prepaid expenses	87,405	-	92,226	-
Non cash loans to subsidiaries	-	-	152,432	-
Loss from ordinary activities after Income Tax	(3,129,315)	(2,436,978)	(908,659)	(441,617)

(ii) Acquisition Of Controlled Entity

On 28 June 2004 Analytica Ltd acquired 100% of Brewer Retractable Technologies Pty Ltd. Refer to Note 11 for additional details:

Purchase consideration	3,900,000	-	-	-
Cash consideration	449,766	-	-	-
Assets and liabilities held at acquisition date:				
Cash	234			
Creditors	(1,229)	-	-	-
Intellectual Property	3,900,995	-	-	-
	3,900,000	-	-	-

16 CASH FLOW INFORMATION (continued)

(iii) Financing Facilities: At 30 June 2004 the parent entity had a $5m convertible note facility with Australian Technology Innovation Fund Ltd, an entity associated with directors Mr Stephen Jones and Wolf Hanisch. The ability to draw down this facility is subject to compliance with ASX listing rules.

Other than this facility the parent and its controlled entities had no credit standby arrangements or used and unused loan facilities.

17 CONTROLLED ENTITIES

Name	Country of Incorp	% Owned		Contributions to Economic Entity Operating Profit/(Loss)	
		2004	2003	2004 $	2003 $
Controlled entities and contribution to Economic Entity Loss:					
Psiron Ltd	Australia			(1,124,539)	(979,155)
Wholly owned subsidiaries of Psiron Ltd:					
- MS Therapeutics Pty Ltd	Australia	100	100	-	-
- Medical Innovations Ltd	Australia	100	100	-	-
- Diagnostics Australia PL	Australia	100	100	-	-
Controlled Entities of Psiron Ltd					
-Analytica Ltd	Australia	28.4	49.3	(848,960)	(407,731)
Controlled entities of Analytica Ltd					
- Graesser Pty Ltd	Australia	100	100	(1,114,800)	(1,050,092)
- YL Brands Pty Ltd	Australia	95	95	-	-
- Brewer Retractable Technologies Pty Ltd	Australia	100	-	-	-
Controlled entities of Graesser					
-Flair (PLA) R and D PL	Australia	100	100	-	-
-Active (PLA) R and D PL	Australia	100	100	-	-
-Heracles (PLA) R and D PL	Australia	100	100	-	-
-Apelda (PLA) R and D P L	Australia	100	100	-	-
-Edzell (PLA) R and D P L	Australia	100	100	-	-
-Northmoor (PLA) R and D PL	Australia	100	100	-	-
-HSC (PLA) R and D PL	Australia	100	100	-	-
Share of net (losses) of associate accounted for using the equity method				(41,016)	-
				(3,129,315)	(2,436,978)

18 SEGMENT INFORMATION

Industry Segment	Diagnostics		Corporate		Consolidated	
	2004	2003	2004	2003	2004	2003
	$	$	$	$	$	$
Operating revenue						
Sales to customers	953,258	1,046,374	-	-	953,258	1,046,374
Other	10,000	58,285	189,504	193,842	199,504	252,127
Segment Revenue	**963,258**	**1,104,659**	**189,504**	**193,842**	**1,152,762**	**1,298,501**
Share of net (losses) of associate accounted for using the equity method	-	-	(41,016)	(310,841)	(41,016)	(310,841)
Segment Result	**27,721**	**(47,492)**	**(3,157,036)**	**(2,389,486)**	**(3,129,315)**	**(2,436,978)**
Segment Assets	691,585	2,301,257	8,274,333	1,441,925	8,965,918	3,743,182
Segment Liabilities	143,365	198,010	662,646	499,041	806,011	697,051
Investments accounted for using the equity method.	-	-	148,143	-	148,143	-
Ordinary operating expenses are after charging:						
- Depreciation and Amortisation	49,074	43,330	1,958	10,036	51,032	53,366
- Amortisation of IP	-	-	(1,114,800)	(1,060,200)	(1,114,800)	(1,060,200)
- R and D costs	(90,180)	(135,129)	(360,542)	-	(450,722)	(135,129)
Assets acquired	13,848	38,577	2,564	-	16,412	38,577

The economic entity derived income during the year ended 30 June 2004 from:

- The manufacture and distribution of diagnostic products.
- Income from investment of surplus funds to support the economic entity's biotechnology, medical research and development programs.

Geographical Segment

The activities of the Company take place principally on the east coast of Australia

	Economic Entity		Parent Entity	
	2004 $	2003 $	2004 $	2003 $
19. CAPITAL AND LEASING COMMITMENTS				
a) Commitments – Operating Lease				
- Non-cancellable operating lease contracted for but not capitalised in the financial statements payable				
- not later than 1 year	90,254	93,245	-	-
- later than 1 year but not later than 2 years	-	93,245	-	-
b) Investment in InJet Digital Aerosols Ltd: At June 2003 the Company had a contractual commitment to invest an additional $189,159 in IDAL This investment was made during the year.	-	189,159	-	189,159
	90,254	375,649	-	189,159

The Operating lease commitment relates to the lease of the manufacturing facilities, which have a currency of one year. In addition to the rentals payable, the lessee is responsible for defined outgoings and all rentals are subject to annual reviews based on specific consumer price indices.

20. CONTINGENT LIABILITIES/GUARANTEE

Psiron and the Australian Technology Innovation Fund Limited, jointly and severally, have to guarantee the performance of the obligations of InJet Digital Aerosols Limited (IDAL) in the licence agreement between Canon Inc and IDAL. The guarantee includes, without limitation, the grant of the exclusive licence of the patents to Canon and the refund of the initial upfront fee of US$1 million to Canon in case of a material breach of the licence agreement by IDAL.

In the subsidiary company, Analytica Ltd, an additional 20 million shares will be issued under certain conditions for the acquisition of Brewer Retractable Technologies Pty Ltd.

At the date of this report there are no other known contingent liabilities.

21. FINANCIAL INSTRUMENTS

The economic entity's exposure to interest rate risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on those financial assets and financial liabilities, is as follows:

21. FINANCIAL INSTRUMENTS (continued)

	Weighted average effective interest rate		Economic Entity	
	2004	2003	2004	2003
	%	%	$	$
FINANCIAL ASSETS:				
Floating Interest rate				
- Cash at bank	1.5	1.5	2,037,411	1,037,209
Non Interest Bearing				
- Receivables	-	-	1,197,867	382,844
Total Financial assets			3,235,278	1,420,053
FINANCIAL LIABILITIES:				
Non Interest	-			
- Trade and Sundry creditors	-	-	667,481	522,961
Total Financial Liabilities			667,481	522,961

Credit Risk: The economic entity has a sole Australian distributor for its subsidiary's medical products.

Net fair value: All financial assets and liabilities are shown at their net fair value.

22. RELATED PARTIES

Transactions with related parties:

a) Share Transactions of Directors

Details of Directors holdings and transactions in equity securities of the Company are set in Note 4 – Directors Remuneration.

b) Other transactions with directors

Directors receive a fixed director's fee. If any director performs additional services for the economic entity they are paid a fee based on normal commercial terms. These payments are detailed Note 4.

c) Transactions with director-related entities

Stephen Jones and Dr W Hanisch are both directors of Australian Technology Innovation Fund Ltd. During the year Analytica acquired Brewer Retractable Technologies Pty Ltd. Australian Technology Innovation Fund Ltd owned 50% of the share capital of Brewer Retractable Technologies Pty Ltd. An independent experts report was prepared and sent to shareholders. At a general meeting, shareholders unanimously agreed to the transaction.

The Company has an investment in CBio Ltd a company of which Mr Stephen Jones and Dr Wolf Hanisch are directors. These directors excluded themselves from the decision to make this investment.

22 RELATED PARTIES (continued)

c) Transactions with director-related entities (continued)

Bryan Dulhunty is a director of CoSA Pty Ltd. CoSA was paid consulting fees of $54,085 (2003: $65,700) by Psiron, $63,495 (2003: $61,140) by Analytica Ltd and $38,972 (2003: $24,375) by IDAL on normal commercial terms for the provision of financial management and company secretarial services

23. EVENTS SUBSEQUENT TO REPORTING DATE

Subsequent to the end of the year Psiron announced the signing of a licence agreement with ViroTarg Pty Ltd to acquire the intellectual property relating to use of oncolytic viruses for the treatment of a range of cancers such as melanoma, breast, prostate, ovarian, gastric, colorectal and lymphoid.

The company also placed 13.3m shares at 19 cents per share, raising $2.5m on 12th August.

No other matters or circumstances have arisen since the end of the financial year, which significantly affected or may significantly affect the operations of the economic entity, the results of those operations or the state of affairs of the economic entity in subsequent financial years.

24. CORPORATE STRUCTURE

Psiron Ltd is a company limited by shares that is incorporated and domiciled in Australia. Psiron Ltd has prepared a consolidated financial report incorporating the entities that it controlled during the financial year, being:

Analytica Ltd – 28.4% owned by Psiron, and ALT's subsidiaries, Graesser Pty Ltd (100% owned subsidiary of ALT) and Graesser's wholly owned subsidiaries, YL Brands Pty Ltd - 95% ALT-owned subsidiary: a non-trading subsidiary. ALT acquired 100 % subsidiary Brewer Retractable Technologies Pty Ltd, a company developing retractable syringe technology, on 28 June 2004. Analytica Ltd is consolidated as it is deemed to be controlled by Psiron. Psiron controls the composition of the board of directors of Analytica and the casting of the majority of votes at a board meeting of Analytica. Two directors of Psiron, Stephen Jones and Wolf Hanisch are also directors of Australian Technology Innovation Fund Ltd (ATIF). At the date of this report ATIF has a substantial shareholding in Analytica Ltd.

Psiron also controls 100% of the following non-trading subsidiaries, MS Therapeutics Pty Ltd, Medical Innovations Ltd and Diagnostics Australia Pty Ltd.

Psiron Ltd

Directors' Declaration

for the period ended 30 June 2004

The Directors of the company declare that:

1. the financial report, as set out on pages 11 to 36:

   (a) complies with Accounting Standards, other mandatory reporting requirements and the Corporations Act 2001; and

   (b) gives a true and fair view of the financial position as at 30 June 2004 and of the performance for the year ended on that date.

2. in the directors' opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors:

Chairman
Stephen Jones

Signed 31st August 2004

Psiron Ltd

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF PSIRON LTD

for the year ended 30 June 2004

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements and the directors' declaration for Psiron Ltd (the company) and Psiron Ltd (the consolidated entity), for the year ended 30 June 2004. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit Approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

Audit Opinion

In our opinion, the financial report of Psiron Ltd is in accordance with:

a. the *Corporations Act 2001*, including:
   i. giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2004 and of their performance for the year ended on that date; and
   ii. complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

b. other mandatory professional reporting requirements in Australia.

BENTLEYS MRI
Brisbane Partnership
Chartered Accountants

R J Forbes - Partner

31st August 2004
Brisbane

Rule 3.19A.2

Appendix 3Y
Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Psiron Ltd	
ABN 12 010 657 351	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stephen Jones
Date of last notice	11 May 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	12 May 2004
No. of securities held prior to change	416,667 ordinary shares 1,083,333 unlisted 12 cent options
Class	
Number acquired	166,667 ordinary shares
Number disposed	166,667 unlisted 12 cent options
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuatio	$20,000
No. of securities held after change	583,334 ordinary shares 916,666 unlisted 12 cent options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of 12 cent unlisted options

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**PSIRON LTD**
ABN	**12 010 657 351**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Ron van der Pluijm
Date of last notice	9 September 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect		
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Conversion of unlisted options into ordinary shares by Perfume Only Pty Ltd <Tiger A/C>, an entity controlled by Mr Ron van der Pluijm		
Date of change	12 August 2004		
No. of securities held prior to change		Ord shares	Options
	Direct	504,667	1,300,000
	Indirect	-	-
Class	Ordinary shares		
Number acquired	50,000 ordinary shares		
Number disposed	50,000 unlisted options converted to shares 250,000 unlisted options expired.		
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$9,760		
No. of securities held after change		Ord shares	Options
	Direct	554,667	1,000,000
	Indirect	-	-

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise and expiry of options

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**PSIRON LTD**
ABN	**12 010 657 351**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Bryan Dulhunty
Date of last notice	26 July 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect		
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Conversion of unlisted options into ordinary shares by DFCT Pty Ltd an entity controlled by Mr Bryan Dulhunty		
Date of change	12 August 2004		
No. of securities held prior to change		Ord shares	Options
	Direct	-	1,500,000
	Indirect	-	-
Class	Ordinary shares		
Number acquired	500,000 ordinary shares		
Number disposed	500,000 unlisted options converted to shares		
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$27,600		
No. of securities held after change		Ord shares	Options
	Direct	500,000	1,000,000
	Indirect	-	-

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of options

Part 2 – Change of director's interests in contracts

Note: *In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be* disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y
Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Psiron Ltd	
ABN 12 010 657 351	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stephen Jones
Date of last notice	11 May 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	12 May 2004
No. of securities held prior to change	416,667 ordinary shares 1,083,333 unlisted 12 cent options
Class	
Number acquired	166,667 ordinary shares
Number disposed	166,667 unlisted 12 cent options
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuatio	$50,000
No. of securities held after change	583,334 ordinary shares 916,666 unlisted 12 cent options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of 12 cent unlisted options

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**PSIRON LTD**
ABN	**12 010 657 351**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Ron van der Pluijm
Date of last notice	9 September 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect		
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Conversion of unlisted options into ordinary shares by Perfume Only Pty Ltd <Tiger A/C>, an entity controlled by Mr Ron van der Pluijm		
Date of change	12 August 2004		
No. of securities held prior to change		Ord shares	Options
	Direct	504,667	1,300,000
	Indirect	-	-
Class	Ordinary shares		
Number acquired	50,000 ordinary shares		
Number disposed	50,000 unlisted options converted to shares 250,000 unlisted options expired.		
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$9,760		
No. of securities held after change		Ord shares	Options
	Direct	554,667	1,000,000
	Indirect	-	-

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise and expiry of options

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**PSIRON LTD**
ABN	**12 010 657 351**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Bryan Dulhunty
Date of last notice	26 July 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect		
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Conversion of unlisted options into ordinary shares by DFCT Pty Ltd an entity controlled by Mr Bryan Dulhunty		
Date of change	12 August 2004		
No. of securities held prior to change		Ord shares	Options
	Direct	-	1,500,000
	Indirect	-	-
Class	Ordinary shares		
Number acquired	500,000 ordinary shares		
Number disposed	500,000 unlisted options converted to shares		
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$27,600		
No. of securities held after change		Ord shares	Options
	Direct	500,000	1,000,000
	Indirect	-	-

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of options

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

psiron
innovation in bioscience

ASX Release 13 August 2004

Placement of shares and conversion of options

The Company advises that it has completed a placement raising $2.5m by the issue of 13,300,000 shares at 19 cents a share to institutional and sophisticated investors.

The company also advises that the following directors have exercised options, raising an additional $57k

Mr S Jones (Chairman) 166,667
Mr Ron van der Pluijm 50,000
Mr Bryan Dulhunty 500,000

Appendix 3B follows

Secondary Sales and Category of Relief

Psiron gives notice under section 708A(5)(e) of the Corporations Act 2001 ("Act") that:

1. Psiron issued the Placement Shares without disclosure to investors under Part 6D.2 of the Act;

2. as at the date of this notice, Psiron has complied with:

   (a) the provisions of Chapter 2M of the Act as they apply to Psiron; and

   (b) section 674 of the Act; and

3. as at the date of this notice, there is no information to be disclosed which is excluded information as defined by section 708A(7) of the Act, that is reasonable for investors and their professional advisers to expect to find in a disclosure document.

Julie Nutting
CEO
Ph: (02) 9659 8650

UNIT 8, 10 ANELLA AVENUE CASTLE HILL 2154 AUSTRALIA
t +61 2 9659 8650 f +61 2 9659 8654 psiron@psiron.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Psiron Ltd

ABN

12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	13,300,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	19 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Working capital and to fund anti-cancer project
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 August 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	104,724,930	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,250,000	Unlisted options various expiry dates
		1,316,666	Unlisted options expiring 31 Dec 2005
		1,170,000	Employee share option plan

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) √ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	716,667
39	Class of +securities for which quotation is sought	Ordinary
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	- Conversion by Mr S Jones of 166,667 options expiring 31 December 2005. - Conversion by Mr Ron van der Pluijm of 50,000 cent options expiring 12 August 2004. - Conversion by Mr Bryan Dulhunty of 500,000 options expiring 6 December 2006.

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	105,441,597	Ordinary shares

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 13 August 2004
(Director/Company Secretary)

Print name: Bryan Dulhunty..

== == == == ==

psiron
innovation in bioscience

ASX Release 4 August 2004

Psiron and ViroTarg sign world-wide Anti-cancer Licence Agreement

Psiron Ltd today signed a world-wide licence agreement with ViroTarg Pty Limited, and its major shareholders, The University of Newcastle Research Associates (TUNRA) Ltd and SciCapital Pty Limited.

The licence agreement, which will focus Psiron as a leading anti-cancer biotechnology company, covers the ongoing development of ViroTarg's technology relating to the use of oncolytic viruses ("virotherapy") for the treatment of a range of different cancers.

Virotherapy uses oncolytic viruses to specifically target and destroy cancer cells as a consequence of the viral replication process. Virotherapy is viewed as a potentially safe and effective treatment for malignant melanoma, breast and prostate cancers, as well as having possible wider applications to ovarian, colorectal and lymphoid-related cancers.

The ViroTarg "virotherapy" strategy includes the use of an oncolytic Coxsackievirus, a naturally occurring or "wild type" virus, which is associated with the development of the common cold.

Results of initial ViroTarg studies have been published this year in the journal of Clinical Cancer Research, and the work has received commentary in a recent edition of the prestigious British medical journal "Lancet - Oncology".

In return for the intellectual property and patents relating to this project, and subject to Psiron shareholder approval, ViroTarg will receive a combination of cash and scrip from Psiron of A$5 million and 22.5 million shares based on agreed milestones over the duration of the project.

Psiron will fund the continuing research and development of the potential anti-cancer biologicals under Associate Professor Darren Shafren (inventor), Dr Richard Barry and their team in the School of BioMedical Sciences, The University of Newcastle, who have performed the research to date.

Psiron Ltd's CEO, Julie Nutting, said "This is an extremely significant and exciting new project for Psiron. There is a largely unmet and important need for effective and safe treatment of cancer patients - both from a quality of life perspective - and also as existing treatments remain invasive and toxic."

"Commercially, breast and prostate cancer treatments alone represent a US$18.5 billion market".

Other companies are exploring the use of viruses to treat cancer, however Psiron believes that the Virotarg technology has the edge. "The Coxsackievirus is a wild type virus which has not required genetic modification to demonstrate efficacy in the lab," said Ms Nutting. "There is a lot of information on the pathogenesis of this virus which has been studied for around fifty years. This differentiates it very importantly from competitors' modified viruses."

Pre-clinical background:

- Preclinical work on this project has been undertaken over the past three years at the School of BioMedical Sciences, The University of Newcastle, NSW.
- The encouraging findings thus far, including those from *in vitro* studies of cultured human melanoma cells, and *in vivo* mouse studies, indicate that further research and development of this technology could result in significant advances in the treatment of a variety of cancers, including melanoma, breast, prostate, ovarian and colorectal.
- Significant indications of efficacy at the pre-clinical and early clinical stage can often help to "fast-track" regulatory approval for marketing in the case of serious diseases such as cancer.

Project development:

- The next stage in the project development will involve the manufacture of virus to a standard necessary for human clinical trial use.
- Further research and development of this project will continue in parallel with the process of the manufacture of the virus clinical trial stock.
- It is envisaged that the first clinical trial evaluation of the virotherapy strategy will occur in melanoma.

Prof. Shafren and Dr Barry are recognised as world leaders in the field of oncolytic viruses, and their research unit at Newcastle has the depth of expertise and experience necessary to develop this project.

UNIT 8, 10 ANELLA AVENUE CASTLE HILL 2154 AUSTRALIA
t +61 2 9659 8650 f +61 2 9659 8654 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com

This project will head the pipeline of other important projects and valuable investments owned by Psiron. Psiron will utilise its extensive Board and Management experience and work with the researchers to commercialise the technology. Virotarg will receive royalties on commercialisation.

Dr Wolf Hanisch, non-executive director of Psiron, and the Managing Director of CBio Limited (an investee business of Psiron), has recently overseen the completion of Phase Ia and Ib clinical trials to FDA standards in Australia. He will supervise five additional Phase II studies for CBio commencing July 2004. Dr Hanisch, when in the USA at Cetus Inc. and IDEC Inc. was involved in the development of anticancer drugs as well as other biologicals.

Ms Julie Nutting, Psiron's CEO, has experience in all phases of clinical study and the requirements for registration of products for marketing approval and reimbursement. Ms Nutting has successfully taken Psiron's Sorafin project to Phase II clinical trial under an AusIndustry Biotechnology Innovation Fund grant.

The new ViroTarg oncology project has convincing background science, encouraging preclinical findings and significant commercial possibilities.

Details of a Psiron shareholder meeting to approve the licence agreement will be forthcoming, however it is anticipated that this meeting will be scheduled for September 2004.

All media, investor and analyst enquiries:
Market Connect (Simon Watkin)
Telephone: 61 2 9437 9833

psiron
innovation in bioscience

ASX Release 31 July 2004

June 04 quarter cashflow
Appendix 4C

Review of operations for the quarter ending 31 June 2004 and Appendix 4C

The major focus of the last quarter has been the review of a new project in the oncology therapeutic area for in-licensing.

This culminated in the signing of a Memorandum of Understanding with ViroTarg Pty Limited, the University of Newcastle Research Associates Ltd (TUNRA) and SciCapital Pty Limited. The MOU was announced on 22 June.

Contract signing is imminent and within 48 hours of signing, the $2.5 million from the placement announced on 13 July will be available to Psiron.

In addition Psiron has a $5 million convertible note draw-down facility with the Australian Technology Innovation Fund (ATIF) Limited should it choose to access this. This was announced on 13th July.

The Sorafin trial in atopic dermatitis progressed during the quarter although recruitment rates for suitable patients is behind schedule. A media campaign commenced this week to help boost enrolments.

Analytica Ltd completed a rights issue during the quarter in which Psiron converted its $1.6m loan into equity. Currently Psiron owns 28.4% (18.8 million shares and 9.4 million options) of Analytica.

CBio Limited also completed a successful fund raising in this period at $2 per share. Psiron has 600,000 shares and 600,000 options at $1 exercise price.

The accompanying Appendix 4C shows the consolidated cash flow report for the April -June 2004 period.

For further information, please contact

Julie Nutting
Chief Executive Officer
Ph: (02) 9659 8650

UNIT 8, 10 ANELLA AVENUE CASTLE HILL 2154 AUSTRALIA
t +61 2 9659 8650 f +61 2 9659 8654 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Psiron Ltd

ABN	Quarter ended ("current quarter")
12 010 657 351	30 June 2004

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers		268	1,164
1.2	Payments for	(a) staff costs	(309)	(1,158)
		(b) advertising and marketing	-	-
		(c) research and development	(184)	(493)
		(d) leased assets	-	-
		(e) other working capital	(419)	(1,578)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		7	37
1.5	Interest and other costs of finance paid		-	(1)
1.6	Income taxes paid		-	-
1.7	Other: BIF Grant		26	155
	Final payment Of Deed of Company Arrangement for subsidiary Analytica		-	(200)
	Net operating cash flows		(611)	(2,074)

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	**(611)**	**(2,074)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	(60)	(419)
	(c) intellectual property	-	-
	(d) physical non-current assets	(7)	(17)
	(e) other non-current assets (Cash payment for acquisition of Brewer)	(500)	(500)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(567)	(936)
1.14	**Total operating and investing cash flows**	(1,178)	(3,010)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	1,768	4,010
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	1,768	4,010
	Net increase (decrease) in cash held	590	1,000
1.21	Cash at beginning of quarter/year to date	1,447	1,037
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	2,037	2,037

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	220
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

During the quarter Brewer Retractable Technologies Pty Ltd was acquired by a Psiron Ltd subsidiary for $3.9million. The consideration was made up of $500,000 cash and 40 million Analytica Ltd shares at 8.5 cents per share.

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	2,037	1,447
4.2	Deposits at call	-	-
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	2,037	1,447

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	Brewer Retractable Technologies Pty Ltd	-
5.2	Place of incorporation or registration	Queensland	
5.3	Consideration for acquisition or disposal	$3.9 million	
5.4	Total net assets	$3.9 million (IP at valuation)	
5.5	Nature of business	IP related to Retractable Syringe	

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Bryan Dulhunty (Director/Company Secretary) Date: 30 July 2004

Print name: Bryan Dulhunty

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

    - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
    - 9.2 - itemised disclosure relating to acquisitions
    - 9.4 - itemised disclosure relating to disposals
    - 12.1(a) - policy for classification of cash items
    - 12.3 - disclosure of restrictions on use of cash
    - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

psiron
innovation in bioscience

ASX Release 27 July 2004 CBio Phase 1 results

Psiron's investee business, CBio, has issued the following announcement concerning its Phase 1 trials.

Psiron holds 600,000 shares in CBio, representing 3.4% of the issued share capital. In addition Psiron also holds 600,000 options in CBio.

For further information:
Ms Julie Nutting
Chief Executive Officer
Phone: (02) 9659 8650

CBio LIMITED

World-class biopharmaceuticals



MEDIA RELEASE **xx July, 2004**

Phase I trials attract international interest at World Congress

Australian based CBio has been recognised by the international community for a potential major breakthrough in the treatment of auto-immune diseases at the World Congress of Immunology.

CBio's Head of Immunology, Barbara Johnson, PhD presented a poster to the 12th International Congress of Immunology in Montreal last week summarising the company's pre-clinical data and the recently completed Phase I trials.

The Phase I human trials confirmed pre-clinical animal data showing a reproducible biological response indicative of a systemic anti-inflammatory affect.

The scientific breakthrough is most likely to have applications in the treatment of chronic auto-immune disorders such as Rheumatoid Arthritis, Inflammatory Bowel Disease and Multiple Sclerosis.

"Dr. Johnson's presentation in Montreal validates our findings at the international level, and for the first time showcases the significant results we have been able to achieve," Said CEO Dr Wolf Hanisch

"We had expected a positive reaction from the international scientific community but the response has exceeded our expectations."

Recognition at the World Congress follows CBio's recent success in raising $4 million in private funding to prepare for Phase II trials.

Dr Hanisch said, "CBio has an excellent track record having moved from seed funding to completion of Phase I trials in under two years. We are completing a major fundraising for the Phase 2 trials which are expected to start shortly. These will bring a very significant value add to the company."

Phase II trials will examine the disease modifying effect of the biological responses studied during Phase I trials. The Phase II trials to test clinical efficacy will begin over the coming months.

"It is the Phase II trials outcomes which will attract strong interest from leading pharmaceutical and biotechnology companies" said Dr Hanisch.

The company is headquartered in Brisbane and is completing the acquisition of a controlling interest in ASX listed BresaGen Ltd in Adelaide. The completion of this transaction will transform CBio into a fully integrated pharmaceutical company capable of producing not only its Cpn10 but also other biopharmaceutical proteins.

CBio is focused on the global development of biopharmaceuticals with its first product being chaperonin 10 (Cpn 10) to which it has a world wide exclusive license.

For further information contact:
Claire Hanney
CPR Communications & Public Relations

psiron
innovation in bioscience

ASX Release 13 July 2004

$2.5m 15% Placement to Finance Anticancer Project

Following the announcement on 22 June 2004 of the intention of Psiron and Virotarg Pty Limited to enter into a licensing agreement for Virotarg's anticancer intellectual property, Psiron has arranged a placement of up to 13,300,000 of its ordinary shares at an issue price of 19c ($0.19) per share to raise up to $2.5 million. The placement is subject to the signing of the licensing agreement with ViroTarg and will occur immediately thereafter. The shares will rank pari passu with the existing ordinary shares of the company and have been offered to sophisticated investors.

This funding along with the previously announced $5m convertible note facility with Australian Technology Innovation Fund Ltd forms part of the funding package that Psiron has arranged to achieve its objectives of developing the anticancer project, Phase II clinical trials of Sorafin™ and its investment in InJet Digital Aerosols Limited.

For further information:
Ms Julie Nutting
Chief Executive Officer
Phone: (02) 9659 8650

UNIT 8, 10 ANELLA AVENUE CASTLE HILL 2154 AUSTRALIA
t +61 2 9659 8650 f +61 2 9659 8654 psiron@psiron.com

psiron
innovation in bioscience

ASX Release 13 July 2004

Convertible Note facility

Psiron wishes to announce that it has executed a deed of novation by which Australian Technology Innovation Fund Limited (ATIF) is substituted as the Facilities Provider for Australian Biofund Investments Limited (ABIL), a Hong Kong Fund, in an existing Convertible Notes Agreement (Facility). The original Agreement was approved by shareholders and executed by Psiron and ABIL on 17 October 2002.

The Agreement apart from the substitution remains otherwise unchanged.

The purpose of the Convertible Notes Agreement is to provide Psiron with a standby draw down facility of up to $5 million through the issue of up to 50 Notes with a face value of $100,000. Thus Psiron may avail itself of this facility should it require funding if alternative sources on more favourable terms are not available.

To date, no funds have been drawn down from the standby facility.

Psiron Directors consider the availability of this facility to be highly desirable in light of

- the acquisition of the anti- cancer project recently announced
- the expanded working capital needs associated with the continued development of Sorafin™, Psiron's dermatological product range (Sorafin-AD is currently in phase II trials in humans in atopic dermatitis),
- the continuing opportunity to invest in CBio on very attractive terms by exercising its options and
- the capital needs which will be necessary to develop further intellectual property in InJet Digital Aerosols Limited and list it on a foreign exchange.

Mr Stephen Jones and Dr Wolf Hanisch are directors of ABIL, ATIF and Psiron Ltd.

For further information:
Ms Julie Nutting
Chief Executive Officer
Phone: (02) 9659 8650

psiron
innovation in bioscience

ASX Release 1 July 2004

InJet Digital Aerosols Limited

Injet Digital Aerosols Limited has received the second of three upfront payments from Canon Inc in accordance with the licence agreement between these companies.

For further information:
Ms Julie Nutting
Chief Executive Officer
Phone: (02) 9659 8650

UNIT 8, 10 ANELLA AVENUE CASTLE HILL 2154 AUSTRALIA
t +61 2 9659 8650 f +61 2 9659 8654 psiron@psiron.com